PROSPECTUS

As filed pursuant to Rule 424(b)(3)
Under the Securities Act of 1933
Registration No. 333-177078

$1,533,350,001

CityCenter Holdings, LLC

and

CityCenter Finance Corp.

Exchange Offer for All Outstanding

$900,000,000 aggregate amount of 7.625% Senior Secured First Lien Notes due 2016

(CUSIP Nos. 178760AA2 and U1767PAA0)

for new 7.625% Senior Secured First Lien Notes due 2016

that have been registered under the Securities Act of 1933

and

$633,350,001 aggregate amount of 10.750%/11.500% Senior Secured Second Lien PIK Toggle

Notes due 2017

(CUSIP Nos. 178760AC8 and U1767PAB8)

for new 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017

that have been registered under the Securities Act of 1933

This exchange offer will expire at 5:00 p.m., New York City time,

on January 10, 2012, unless extended.

We are jointly offering to exchange up to $1,533,350,001 aggregate principal amount of our 7.625% Senior Secured First Lien Notes due 2016 (the “First Lien Exchange Notes”) and 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (the “Second Lien Exchange Notes,” and together with the First Lien Exchange Notes, the “Exchange Notes”) for an equal amount of our outstanding, unregistered 7.625% Senior Secured First Lien Notes due 2016 (the “First Lien Outstanding Notes”) and 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (the “Second Line Outstanding Notes,” and together with the First Lien Outstanding Notes, the “Outstanding Notes”), respectively. The term “notes” refers to both the Outstanding Notes and the Exchange Notes. We refer to the offer to exchange the Exchange Notes for the Outstanding Notes as the “exchange offer” in this prospectus. The Exchange Notes will be identical in all material respects to the Outstanding Notes, except that the Exchange Notes are registered under the Securities Act of 1933, as amended (the “Securities Act”), and except that the transfer restrictions, registration rights and additional interest provisions relating to the Outstanding Notes will not apply to the Exchange Notes.

Material Terms of the Exchange Offer:

•	The exchange offer expires at 5:00 p.m., New York City time, on January 10, 2012, unless extended.

•

Upon expiration of the exchange offer, all Outstanding Notes that are validly tendered and not validly withdrawn will be exchanged for an equal principal amount of the applicable series of Exchange Notes.

•	You may withdraw tendered Outstanding Notes at any time at or prior to the expiration of the exchange offer.

•	The exchange offer is not subject to any minimum tender condition, but is subject to customary conditions.

•	The exchange of the Exchange Notes for Outstanding Notes will not be a taxable exchange for U.S. federal income tax purposes.

•	There is no existing public market for the Outstanding Notes or the Exchange Notes.

•

Each broker-dealer that receives Exchange Notes for its own account in the exchange offer must acknowledge that it acquired the Outstanding Notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities.

See the “Description of Notes” section beginning on page 111 for more information about the Exchange Notes to be issued in this exchange offer.

See “Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or the accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated December 9, 2011

You should rely only upon the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. You should assume the information appearing in this prospectus is accurate only as of the respective dates of such information. Our business, financial condition, results of operations, and prospects may have changed since those dates. None of our contractual counterparties, nor any of their officers, directors, agents or employees, shall be deemed an issuer or underwriter of the securities offered hereby, nor shall any of the foregoing persons have any liability arising out of or related to the offer of these securities.

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WHERE YOU CAN FIND MORE INFORMATION

CityCenter Holdings, LLC (the “Company”), CityCenter Finance Corp., and the current subsidiaries of the Company that have guaranteed the notes (the “Guarantors”) have filed a registration statement with the Securities and Exchange Commission (the “Commission”) on Form S-4 to register the exchange offer contemplated in this prospectus. This prospectus is part of that registration statement. As allowed by the Commission’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. This prospectus contains summaries of the material terms and provisions of certain documents and in each instance we refer you to the copy of such document filed as an exhibit to the registration statement.

We have not authorized anyone to give any information or make any representation about us that is different from or in addition to, that contained in this prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it as authorized by us. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. Neither the delivery of this prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date on the front cover of this prospectus.

Upon the effectiveness of the registration statement, of which this prospectus forms a part, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith will file certain periodic reports and other information with the Commission.

The registration statement (including the exhibits and schedules thereto) and the periodic reports and other information filed by the Company with the Commission may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Such information may also be accessed electronically by means of the Commission’s homepage on the Internet at http://www.sec.gov.

You may also obtain this information without charge by writing or telephoning us at the following address and telephone number:

MGM Resorts International

3600 Las Vegas Boulevard South

Las Vegas, NV 89109

(702) 693-7120

Attention: John M. McManus

In order to ensure timely delivery, you must request the information no later than five business days before the expiration of the exchange offer.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain matters discussed in this prospectus include “forward-looking statements.” Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects,” “will,” “may” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, statements we make regarding our ability to generate significant cash flow, amounts we will invest in capital expenditures and amounts we may receive from the sale of our residential units. The foregoing is not a complete list of all forward-looking statements we make.

Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Therefore, we caution you against relying on any of these forward-looking statements. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, regional, national or global political, economic, business, competitive, market, and regulatory conditions and the following:

•	our substantial indebtedness and significant financial commitments and our ability to satisfy our obligations;

•	our ability to generate sufficient cash to service our indebtedness;

•	current and future economic and credit market conditions and our ability to service or refinance our indebtedness and to make planned expenditures;

•	our Members’ (as defined herein) financial condition and the effect it has on our financial results and ability to satisfy our obligations;

•	restrictions and limitations in the agreements governing our senior credit facility and other senior indebtedness;

•	the concentration of our operations at CityCenter and on the Las Vegas Strip;

•	the limited historical financial and operational information available to evaluate our operations and ability to generate sufficient cash flow;

•	significant competition with respect to destination travel locations generally and with respect to our peers in the industries in which we compete;

•	economic and market conditions in the markets in which we operate and in the locations in which our customers reside;

•	leisure and business travel, especially travel by air, are particularly susceptible to global geopolitical events, such as terrorist attacks or acts of war or hostility;

•	we extend credit to a significant portion of our customers and we may not be able to collect gaming receivables from our credit players;

•	the availability of mortgage financing for high-end high-rise condominiums and the impact of economic conditions on the market value of our residential real estate and ability to sell our inventory;

•	our ability to lease retail space and the impact of economic conditions on tenant occupancy;

•	structural deficiencies at the Harmon Hotel & Spa and the ultimate fate of the structure;

•	extreme weather conditions or climate change may cause property damage or interrupt business;

•	our business is particularly sensitive to energy prices and a rise in energy prices;

•	the interests of the Members as equity holders may conflict with our interests or the interests of our debt holders;

•	the ability of MGM Resorts (as defined herein) to satisfy its obligations under the completion guarantee and our ability to satisfy our obligations thereunder;

•	our dependence on management agreements to manage our operations and our ability to manage risk under these agreements;

•	our ability to generate sufficient cash flows from our access to MGM Resorts’ customer database;

•	the loss of key management personnel;

•	the outcome of pending and potential future litigation claims against us;

•	the fact that we are subject to extensive regulation and the related cost of compliance or failure to comply with such regulations;

•	the fact that we are subject to extensive environmental regulation related to our real property and the cost of compliance or failure to comply with such regulations; and

•	the fact that we are subject to regulation imposed by the Foreign Corrupt Practices Act and the cost of compliance or failure to comply with such regulations.

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Other factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict or identify all such factors. Consequently, you should not consider the foregoing to be a complete discussion of all potential risks or uncertainties. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements.

In addition to causing our actual results to differ, the factors listed above and referred to below may cause our intentions to change from those statements of intention set forth in this prospectus. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Because forward-looking statements involve risks and uncertainties, we caution that there are important factors, in addition to those listed above, that may cause actual results to differ materially from those contained in the forward-looking statements. These factors include the risks set forth under the caption “Risk Factors” in this prospectus.

You should also be aware that while we from time to time communicate with securities analysts, we do not disclose to them any material non-public information, internal forecasts or other confidential business information. Therefore, you should not assume that we agree with any statement or report issued by any analyst, irrespective of the content of the statement or report. To the extent that reports issued by securities analysts contain projections, forecasts or opinions, those reports are not our responsibility and are not endorsed by us.

INDUSTRY AND MARKET DATA; CERTAIN INDUSTRY TERMS

This prospectus includes industry data that we obtained from periodic industry publications, including Las Vegas industry data. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable. While we believe that the data contained in these publications is reliable and have no reason to believe such data is inaccurate or incomplete, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. As a result, you should be aware that market, ranking and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable, and we therefore cannot guarantee the accuracy or completeness of any such information.

Unless otherwise indicated, as used throughout this prospectus:

•	“average daily rate” or “ADR” represents the average rooms revenue per occupied room in a given time period;

•	“revenue per available room” or “REVPAR” represents rooms revenue divided by the number of rooms available for sale in a given time period;

•	“slots handle” means the dollar amount wagered in slot machines;

•	“marker” represents credit issued by us to approved casino customers following investigations of credit worthiness;

•	“table games drop” means the total amount of cash deposited in the table games drop boxes, plus the sum of net markers issued at all table games; and

•	“win or hold percentage” represents the percentage of table games drop or slot handle that is won by us and recorded as revenue.

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PROSPECTUS SUMMARY

This summary highlights some of the information contained in this prospectus. This summary may not contain all of the information that may be important to you. For a more complete understanding of our business and the offering of the notes, we urge you to read this entire prospectus carefully, including the “Risk Factors,” “Special Note Regarding Forward-Looking Statements” and “Where You Can Find More Information” sections and our financial statements included elsewhere in this prospectus.

Unless otherwise indicated or required by the context, as used in this prospectus, the terms “Issuers,” “we,” “our” and “us” refer to CityCenter Holdings, LLC, a Delaware limited liability company, and CityCenter Finance Corp., a Delaware corporation, and their subsidiaries on a consolidated basis. Unless otherwise indicated or required by the context, reference to the “Company” refers to CityCenter Holdings, LLC. Unless otherwise indicated or required by the context, as used herein, the term “CityCenter” refers to the mixed-use development operated by us on the Las Vegas Strip consisting of Aria Resort & Casino (“Aria”), Mandarin Oriental Las Vegas (“Mandarin Oriental”), Crystals, Vdara Hotel and Spa (“Vdara”), the Veer Towers (“Veer”) and The Harmon Hotel & Spa (the “Harmon”).

Our Business

CityCenter

CityCenter is an innovative resort destination that combines high-end gaming, varied hotel offerings, a residential component, luxury retail and fine dining options with spectacular architecture in a sustainable world class development located in the center of the Las Vegas Strip. Several of the world’s premier architects and designers were commissioned for CityCenter and created a unique design that is intended to differentiate the resort from other Las Vegas properties and create what we believe to be a one-of-a-kind experience in an urban-like environment.

CityCenter is located on approximately 67 acres on the Las Vegas Strip between Bellagio and Monte Carlo and is home to Aria, a 50-story, 4,004-room gaming resort; the Mandarin Oriental (which includes both a luxury non-gaming hotel and luxury residential condominiums); the Vdara, a non-gaming luxury condominium-hotel; the Veer Towers (which are entirely residential condominiums); and Crystals, an approximately 334,000 leasable square-foot retail, dining and entertainment district.

CityCenter opened in stages beginning in December 2009 with a total project cost of approximately $9 billion.

CityCenter is a 50/50 joint venture between MGM Resorts International (“MGM Resorts”), through its wholly owned subsidiary, Project CC, LLC (“Project CC”); and Infinity World (“Infinity World”), a wholly owned subsidiary of Dubai World. We refer to MGM Resorts and Infinity World herein collectively as the “Members.”

We do not have employees. Instead, we have entered into several agreements with MGM Resorts pursuant to which MGM Resorts assigns certain of its employees to us to provide for CityCenter’s day-to-day operation and management. Pursuant to these management agreements, as of September 30, 2011, there were approximately 8,500 MGM Resorts employees at CityCenter, all of which are employees of MGM Resorts.

CityCenter Properties

As of September 30, 2011, CityCenter includes the following properties:

Property	Slots	Tables	Hotel Rooms		Residential Condominiums		F&B Outlets	Retail Square Footage(5)		Convention Square Footage(5)
Aria Resort & Casino	2,007	132	4,004		—		25	33,900		300,000
Mandarin Oriental, Las Vegas	—	—	392		225	(1)	5	—		12,000
Vdara Hotel & Spa	—	—	1,339	(2)	156	(2)	3	—		18,000
Crystals	—	—	—		—		7	329,000	(3)	—
Veer Towers	—	—	—		669	(4)	—	—		—
Total	2,007	132	5,735		1,050		40	362,900		330,000

(1)	As of September 30, 2011, 63 units have been sold and closed.
(2)	Vdara includes 1,495 condo-hotel units. As of September 30, 2011, 156 units have been sold and closed, of which 95 units were contracted to participate in a hotel rental program managed by the Company. The remaining 1,339 unsold units are currently being utilized as company-owned hotel rooms.
(3)	Total current leasable square footage at Crystals is approximately 329,000 square feet. Approximately 265,000 square feet is occupied and open for business. The leasable square footage does not include approximately 82,000 square feet of storage area and approximately 33,000 square feet of additional retail space being held for future development.
(4)	As of September 30, 2011, 226 units have been sold and closed.
(5)	All square footage figures shown are approximate.

SUMMARY OF THE EXCHANGE OFFER

The following is a summary of the principal terms of the exchange offer. A more detailed description is contained in the section “The Exchange Offer.” The term “Outstanding Notes” refers collectively to our outstanding 7.625% Senior Secured First Lien Notes due 2016 and 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017. The term “Exchange Notes” refers collectively to our 7.625% Senior Secured First Lien Notes due 2016 (the “First Lien Exchange Notes”) and 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (the “Second Lien Exchange Notes”) offered by this prospectus, which have been registered under the Securities Act of 1933, as amended (the “Securities Act”). The term “notes” refers collectively to the Outstanding Notes and the Exchange Notes offered in the exchange offer. The term “indentures” refers to the indentures that govern both the Outstanding Notes and the Exchange Notes.

The Exchange Offer	We are offering to exchange $1,000 principal amount of Exchange Notes, which have been registered under the Securities Act, for each $1,000 principal amount of each applicable series of Outstanding Notes, subject to a minimum exchange of $2,000. As of the date of this prospectus, $1,533,350,001 aggregate principal amount of the Outstanding Notes is outstanding, consisting of:

$900,000,000 aggregate principal amount of 7.625% Senior Secured First Lien Notes due 2016 (the “First Lien Outstanding Notes,” and together with the First Lien Exchange Notes, the “First Lien Notes”); and

$633,350,001 aggregate principal amount of 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (the “Second Lien Outstanding Notes,” and together with the Second Lien Exchange Notes, the “Second Lien Notes”). This aggregate principal amount includes $33,350,001 of payment in kind interest that was added to the then-outstanding principal amount on July 15, 2011.

We issued the First Lien Outstanding Notes and $600,000,000 aggregate principal amount of the Second Lien Outstanding Notes (the “Initial Second Lien Notes”) in a private transaction for resale pursuant to Rule 144A and Regulation S under the Securities Act. The terms of the Exchange Notes are substantially identical to the terms of the Outstanding Notes, except that provisions relating to transfer restrictions, registration rights, and rights to increased interest in addition to the stated interest rate on the Outstanding Notes (“Additional Interest”) will not apply to the Exchange Notes.

In order to exchange your Outstanding Notes for Exchange Notes, you must properly tender them at or prior to the expiration of the exchange offer.

Expiration Time	The exchange offer will expire at 5:00 p.m., New York City time, on January 10, 2012, unless the exchange offer is extended, in which case the expiration time will be the latest date and time to which the exchange offer is extended. See “The Exchange Offer — Terms of the Exchange Offer; Expiration Time.”

Procedures for Tendering Outstanding Notes	You may tender your Outstanding Notes through book-entry transfer in accordance with The Depository Trust Company’s Automated Tender Offer Program, known as ATOP. If you wish to accept the exchange offer, you must:

•

complete, sign, and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in the letter of transmittal, and mail or otherwise deliver the letter of transmittal, together with your Outstanding Notes, to the exchange agent at the address set forth under “The Exchange Offer — The Exchange Agent”; or

•

arrange for The Depository Trust Company to transmit to the exchange agent certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the letter of transmittal, and transfer the Outstanding Notes being tendered into the exchange agent’s account at The Depository Trust Company.

You may tender your Outstanding Notes for the applicable series of Exchange Notes in whole or in part in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

See “The Exchange Offer — How to Tender Outstanding Notes for Exchange.”

Guaranteed Delivery Procedures	If you wish to tender your Outstanding Notes and time will not permit your required documents to reach the exchange agent by the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, you may tender your Outstanding Notes according to the guaranteed delivery procedures described in “The Exchange Offer — Guaranteed Delivery Procedures.”

Special Procedures for Beneficial Owners	If you beneficially own Outstanding Notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your Outstanding Notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. See “The Exchange Offer — How to Tender Outstanding Notes for Exchange.”

Withdrawal of Tenders	You may withdraw your tender of Outstanding Notes at any time at or prior to the expiration time by delivering a written notice of withdrawal to the exchange agent in conformity with the procedures discussed under “The Exchange Offer — Withdrawal Rights.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes

Upon consummation of the exchange offer, we will accept any and all Outstanding Notes that are properly tendered in the exchange offer and not withdrawn at or prior to the expiration time. The Exchange

Notes issued pursuant to the exchange offer will be delivered promptly upon expiration of the exchange offer, and any tendered Outstanding Notes that are not accepted for exchange will be returned to the tendering holder promptly upon the expiration or termination of the exchange offer. See “The Exchange Offer — Terms of the Exchange Offer; Expiration Time.”

Registration Rights Agreement	We are making the exchange offer pursuant to two separate registration rights agreements that we entered into on January 21, 2011 with the initial purchasers of the Outstanding Notes (the “registration rights agreements”).

Resales of Exchange Notes	We believe that the Exchange Notes issued in the exchange offer may be offered for resale, resold, or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	you are not an “affiliate” of ours;

•	the Exchange Notes you receive pursuant to the exchange offer are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution of the Exchange Notes issued to you in the exchange offer;

•	if you are not a broker-dealer, you are not engaged in, and do not intend to engage in, a distribution of the Exchange Notes issued in the exchange offer; and

•

if you are a broker-dealer, you will receive the Exchange Notes for your own account, the Outstanding Notes were acquired by you as a result of market-making or other trading activities, and you will deliver a prospectus when you resell or transfer any Exchange Notes issued in the exchange offer. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

If you do not meet these requirements, your resale of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

See “The Exchange Offer — Consequences of Exchanging Outstanding Notes.”

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your Outstanding Notes in the exchange offer, your Outstanding Notes will continue to be subject to the restrictions on transfer provided in the Outstanding Notes and in the indenture. In general, the Outstanding Notes may not be offered or sold unless registered or sold in a transaction exempt from registration under the Securities Act and applicable state securities laws. If a substantial amount of the Outstanding Notes is exchanged for a like amount of the Exchange Notes, the liquidity and the trading market for your untendered Outstanding Notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange Outstanding Notes.”

Exchange Agent	The exchange agent for the exchange offer is U.S. Bank National Association. For additional information, see “The Exchange Offer — Exchange Agent” and the accompanying letter of transmittal.

Material U.S. Federal Income Tax Considerations	The exchange of your Outstanding Notes for Exchange Notes will not be a taxable exchange for United States federal income tax purposes. You should consult your own tax advisor as to the tax consequences to you of the exchange offer, as well as tax consequences of the ownership and disposition of the Exchange Notes. For additional information, see “Material U.S. Federal Income Tax Considerations.”

SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

The terms of the Exchange Notes are substantially the same as the Outstanding Notes, except that provisions relating to transfer restrictions, registration rights, and Additional Interest will not apply to the Exchange Notes. The following is a summary of the principal terms of the Exchange Notes. A more detailed description is contained in the section “Description of Notes” in this prospectus.

Issuer	CityCenter Holdings, LLC, a Delaware limited liability company.

Co-Issuer	CityCenter Finance Corp., a Delaware corporation.

Notes Offered	$900,000,000 aggregate principal amount of 7.625% Senior Secured First Lien Notes due 2016.

$633,350,001 aggregate principal amount of 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017. This aggregate principal amount includes $33,350,001 of payment in kind interest that was added to the then-outstanding principal amount on July 15, 2011.

Maturity Date	The First Lien Exchange Notes will mature on January 15, 2016. The Second Lien Exchange Notes will mature on January 15, 2017.

Interest	Interest on the First Lien Exchange Notes is 7.625% per annum.

The Issuers will pay PIK Interest on the Second Lien Exchange Notes on January 15, 2012 and July 15, 2012 by increasing the principal amount of the outstanding Second Lien Exchange Notes. Interest on the Second Lien Exchange Notes will thereafter be payable in cash, or, until January 15, 2016, the Issuers may, at their option, elect to pay interest on the Second Lien Exchange Notes (1) entirely in cash (“Cash Interest”), (2) entirely in PIK Interest or (3) 50% in Cash Interest and 50% in PIK Interest. Interest paid in cash will accrue at the rate of 10.750% per annum (“Cash Interest Rate”) and PIK Interest will accrue on the Second Lien Exchange Notes at a rate per annum equal to the Cash Interest Rate plus 75 basis points.

Interest Payment Dates	Interest on the Exchange Notes is payable semi-annually in arrears on January 15 and July 15 of each year; provided that we will pay all accrued PIK Interest in cash on July 15, 2016. Interest on the Exchange Notes will initially accrue from the most recent date to which interest has been paid, whether in cash or in kind, on the Outstanding Notes.

Guarantees	The Exchange Notes will be fully and unconditionally guaranteed on a senior secured basis by the restricted subsidiaries of the Issuers.

Security

The First Lien Exchange Notes and related guarantees are secured, on a pari passu basis with the Company’s $500 million senior credit facility (the “Senior Credit Facility”) and any future issuance of first lien obligations, by a first-priority perfected lien on substantially all of our assets and those of our subsidiaries, subject to certain exceptions and to certain permitted liens, and the interest escrow account that we funded for the benefit of the holders of the First Lien Notes and the lenders under the Senior Credit Facility (the “first lien collateral”), except that any proceeds generated by the sale of Crystals outside of bankruptcy or foreclosure proceedings will be paid first to the lenders under the Senior Credit Facility. The Second Lien Exchange Notes and related guarantees are secured by a second-priority perfected lien on substantially all of our assets and those of our restricted subsidiaries, subject to the same exceptions as the security interest of the First Lien Exchange Notes and to certain permitted liens, but will not have a lien on the interest escrow account (the “second lien collateral,” and together with the first lien collateral, the “collateral”). The collateral also secures the obligations under the Senior Credit Facility, any future issuance of first lien obligations on a first lien basis and any future issuance of second lien obligations on a second lien basis.

Ranking	The Exchange Notes and the guarantees are general senior obligations of the Issuers and each guarantor and rank:

•

together with indebtedness under the Senior Credit Facility and any other secured obligations, effectively senior in right of payment to all of our and any future subsidiary guarantor’s existing and future unsecured obligations to the extent of the value of the collateral;

•	equal in right of payment with the lenders under the Senior Credit Facility and any holders of future senior obligations;

•	senior in right of payment to any of our and any future subsidiary guarantor’s future obligations that are expressly subordinated in right of payment to the notes or the guarantees, as applicable; and

•	structurally junior to all obligations of any of our future subsidiaries that are not guarantors.

In addition, the First Lien Notes, the Senior Credit Facility and any future first lien obligations will be effectively senior to the Second Lien Notes to the extent of the value of the first lien collateral.

As of September 30, 2011, we had approximately $2.0 billion of secured indebtedness on a consolidated basis.

Intercreditor Agreements

The liens securing the First Lien Exchange Notes are secured on a pari passu basis with those securing our obligations under the Senior Credit Facility and any future first lien obligations and are subject to the terms of the first lien intercreditor agreement. Pursuant to the terms of the first lien intercreditor agreement, the holders of the First Lien Notes, the lenders under the Senior Credit Facility and the holders of any future first lien obligations have payment rights on a pari passu basis, except that any proceeds generated by the sale of Crystals outside of bankruptcy or foreclosure proceedings will be paid first to the lenders under the Senior Credit Facility. The terms of such intercreditor agreement are set forth under “Description of Notes — Intercreditor Agreements — First Lien Intercreditor Agreement.”

The liens securing the Second Lien Exchange Notes are subordinated to those securing our obligations under the Senior Credit Facility, the First Lien Notes and any future first lien obligations and subject to the terms of the general intercreditor agreement. Pursuant to the terms of the general intercreditor agreement, the holders of the Second Lien Notes have subordinated their payment rights in respect of the collateral to those of the holders of the First Lien Notes, the lenders under the Senior Credit Facility and the holders of any future first lien obligations. The terms of such intercreditor agreement are set forth under “Description of Notes — Intercreditor Agreements — General Intercreditor Agreement.”

Optional Redemption	We may redeem the Exchange Notes, in whole or in part, at any time on or after January 15, 2014, in each case, on the redemption dates and at the redemption prices specified under “Description of Notes — Optional Redemption.” Prior to January 15, 2014, we may redeem some or all of the Exchange Notes at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus a “make-whole” premium. We may redeem up to 35% of the Exchange Notes before January 15, 2014 with the net cash proceeds from certain qualified equity offerings.

Mandatory Gaming Redemption	The Exchange Notes are subject to redemption requirements imposed by Nevada’s gaming laws and regulations. See “Description of Notes — Mandatory Disposition Pursuant to Gaming Laws.”

Change of Control	If we experience certain kinds of changes of control, we must offer to purchase the Exchange Notes at 101% of their principal amount, plus accrued and unpaid interest. See “Description of Notes — Repurchase at the Option of Holders — Change of Control.”

Certain Covenants	The indentures governing the Exchange Notes contain covenants that limit, among other things, our ability to:

•	incur additional indebtedness or liens;

•	pay dividends or make distributions on our equity interests or repurchase our equity interests;

•	make certain investments;

•	place restrictions on ability of subsidiaries to pay dividends or make other distributions to us;

•	sell certain assets or merge with or into other companies;

•	enter into certain transactions with the Members and affiliates.

These covenants are subject to important exceptions, limitations and qualifications as described in “Description of Notes — Certain Covenants.”

Risk Factors	See “Risk Factors” for a discussion of certain risks you should carefully consider.

RISK FACTORS

The Exchange Notes involve substantial risks similar to those associated with the Outstanding Notes. If any of the following risks actually occur, our business, financial condition or operating results could be materially adversely affected, which, in turn, could adversely affect our ability to pay interest or principal on the notes or otherwise fulfill our obligations under the indentures governing the notes.

Risk Factors Related to the Exchange Offer

We cannot assure you that an active trading market for the Exchange Notes will exist if you desire to sell the Exchange Notes.

There is no existing public market for the Outstanding Notes or the Exchange Notes. We do not intend to have the Exchange Notes listed on a national securities exchange or to arrange for quotation on any automated dealer quotation systems. Therefore, we cannot assure you as to the development or liquidity of any trading market for the Exchange Notes. The liquidity of any market for the Exchange Notes will depend on a number of factors, including:

•	the number of holders of Exchange Notes;

•	our operating performance and financial condition;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the Exchange Notes; and

•	prevailing interest rates.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Exchange Notes. The market, if any, for the Exchange Notes may face similar disruptions that may adversely affect the prices at which you could sell your Exchange Notes. Therefore, you may not be able to sell your Exchange Notes at a particular time and the price that you receive when you sell may not be favorable.

You may have difficulty selling any Outstanding Notes that you do not exchange.

If you do not exchange your Outstanding Notes for Exchange Notes in the exchange offer, you will continue to hold Outstanding Notes subject to restrictions on their transfer. Those transfer restrictions are described in the indenture governing the Outstanding Notes and in the legend contained on the Outstanding Notes, and arose because we originally issued the Outstanding Notes under an exemption from the registration requirements of the Securities Act.

In general, you may offer or sell your Outstanding Notes only if they are registered under the Securities Act and applicable state securities laws, or if they are offered and sold under an exemption from those requirements. We do not currently intend to register the Outstanding Notes under the Securities Act or any state securities laws. If a substantial amount of the Outstanding Notes is exchanged for a like amount of the Exchange Notes issued in the exchange offer, the liquidity of your Outstanding Notes could be adversely affected. See “The Exchange Offer — Consequences of Failure to Exchange Outstanding Notes” for a discussion of additional consequences of failing to exchange your Outstanding Notes.

Risks Related to the Notes and the Guarantees

We have substantial indebtedness, which could affect our ability to meet our obligations under the notes and may otherwise restrict our activities.

Under the terms of the indentures governing the notes and our other debt instruments we are limited in our ability to incur additional indebtedness, subject to the restrictions therein. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material effect on our business, financial condition and results of operations. In addition, our substantial indebtedness and significant financial commitments could have significant negative consequences. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness,

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements or other corporate purposes;

•

require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures and other corporate requirements;

•	increase our vulnerability to general adverse economic and industry conditions; and

•	limit our ability to respond to business opportunities.

Further, we are subject to financial and other restrictive covenants, which, if we fail to comply with these covenants and our failure is not waived or cured, could result in an event of default under our debt agreements.

We may not be able to generate sufficient cash to service all of our indebtedness, including the notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the notes and to satisfy our other debt obligations depends upon, among other things, our future financial and operating performance, which will also be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

Currently, we do not have access to a revolving credit facility so we will in the near term be entirely reliant on cash flow generation from our operations and additional equity contributions from the Members to fund our liquidity needs. We cannot assure you that the Members will agree to make any additional equity contributions or that our business will generate cash flow in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the notes. In addition, a significant portion of the gaming play at Aria is from high-limit players, particularly in respect of baccarat, and such high-end gaming is more volatile than other forms of gaming, and poses additional risks of unanticipated losses and large, unforeseen demands on our cash reserves.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Liquidity issues could also affect our ability to settle pending litigation. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including our Senior Credit Facility and the indentures governing the notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

Current and future economic and credit market conditions or an inability to successfully implement our business plan could adversely affect our ability to service or refinance our indebtedness and to make planned expenditures.

Operating a casino resort facility requires access to a significant amount of capital for both routine daily operations and capital improvements. We will need to increase our revenues and improve our operating efficiencies to generate sufficient operating cash flows to cover both our daily operational needs as well to make payments on, and to refinance, our indebtedness and to fund operations and capital expenditures. If adverse national and global economic conditions persist, worsen, or fail to improve significantly, or if we are unable to successfully implement our business plan, attract more customers, increase market share, or improve our customer mix, we could experience decreased revenues from our operations attributable to decreases in consumer spending levels and could fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the financial and other restrictive covenants which we are subject to under our indebtedness. We cannot assure that our business will generate sufficient cash flow from operations or that future borrowings will be available to us on terms satisfactory to us or in amounts sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

The financial health and stability of our Members could adversely affect our operations and financial results and impact our ability to satisfy our obligations.

As discussed above, we do not have access to a revolving credit facility, and we have no additional sources of borrowings available. We are therefore reliant on the future cash flows we generate from operations and, if necessary, additional capital contributions from our Members to make payments on, and to refinance, our indebtedness and to fund operations and capital expenditures. Other than amounts required to be funded under and pursuant to the terms of the completion guarantee, the Members are not required to make any further contributions to us. We can provide no assurance that the Members would have the ability or would choose to make additional capital contributions if necessary or, if made, in what form such contributions may take. If our Members are unable to or do not provide further funding to satisfy our obligations if necessary, our business could be significantly impaired.

Covenant restrictions under our Senior Credit Facility and the indentures governing the notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

The Senior Credit Facility and the indentures governing the notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	incur or guarantee additional debt;

•	issue preferred stock;

•	pay dividends on, redeem or repurchase our capital stock, and make other restricted payments;

•	create or incur liens;

•	make certain investments;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates;

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions; and

•	make capital expenditures.

In addition, our Senior Credit Facility requires us to maintain a minimum interest coverage ratio. Although these covenants are subject to various exceptions that are intended to allow us to operate without undue restraint in certain anticipated circumstances, we cannot assure you that these covenants will not adversely affect our ability to engage in favorable business activities or to finance future operations or capital needs. Our ability to meet the interest coverage ratio can be affected by events beyond our control, and there can be no assurance that we will meet the ratio. An adverse development affecting our business could require us to seek waivers or amendments of covenants, alternative or additional sources of financing or reductions in expenditures. We cannot assure you that such waivers, amendments or alternative or additional financings could be obtained or, if obtained, would be on terms acceptable to us.

A failure to comply with the covenants contained in our Senior Credit Facility or the indentures governing the notes could result in an event of default under our Senior Credit Facility or the indentures governing the notes, which, if not cured or waived, could have a material effect on our business, financial condition and results of operations. In the event of any default under our Senior Credit Facility or the indentures governing the notes, the lenders thereunder:

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	may have the ability to require us to apply all of our available cash to repay these borrowings; or

•	may prevent us from making debt service payments under our other agreements.

Such actions by lenders under our Senior Credit Facility or the indentures governing the notes could cause cross defaults under our other indebtedness, including the indentures governing the notes offered hereby.

The collateral securing our obligations under the notes and the guarantees is shared with other creditors. If there is a default, the value of the collateral may not be sufficient to repay the first priority lien creditors and the holders of the Second Lien Notes and guarantees.

Our obligations under the First Lien Notes and the guarantees related thereto are secured by a first priority lien on substantially all of the collateral securing our obligations under our Senior Credit Facility on a first priority basis (subject to certain exceptions described in “— The capital stock securing the notes will in certain circumstances be released automatically from the respective liens and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries with the SEC”). Our obligations under the Second Lien Notes and the guarantees related thereto are secured by a second priority lien on all of the collateral securing our obligations under our Senior Credit Facility and the First Lien Notes (except for the interest escrow account and subject to certain exceptions described in “— The capital stock securing the notes will in certain circumstances be released automatically from the respective liens and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries with the SEC,” and excluding certain assets as described in “Description of the Notes”). The relative priority of the liens on the collateral is governed by intercreditor agreements. Accordingly, any proceeds received upon a realization by foreclosure or bankruptcy proceedings of the collateral securing the First Lien Notes and our Senior Credit Facility on a first priority basis will first be applied to the costs and expenses incurred with such realization and second equally and ratably to the First Lien Notes and to obligations (including expenses and other amounts) under our Senior Credit Facility, before any amounts will be available to pay the holders of Second Lien Notes. See “Description of the Notes — Security for the Notes” and “Description of the Notes — Intercreditor Agreements.” In the case of asset sales outside of foreclosure or bankruptcy proceedings (or casualties or other events of loss), proceeds generated from such sales or events that are required under the indentures to be used to reduce indebtedness will be applied proportionally to repay obligations under the Senior Credit Facility and to make an offer to repurchase First Lien Notes (except for proceeds generated by the sale of Crystals, which will be paid first to the lenders under the Senior Credit Facility (but not any replacement or future credit facilities), before being offered to repurchase First Lien Notes). Any proceeds of such asset sales or events of loss that are required by the indenture to be offered to the holders of the First Lien Notes and not accepted by holders of the First Lien Notes will be applied to repay amounts outstanding under the Senior Credit Facility prior to being offered to holders of Second Lien Notes. As a result, proceeds of such asset sales or events of loss will not be available to holders of Second Lien Notes until the loans of the lenders under our Senior Credit Facility are repaid in full. See “Description of the Notes — Repurchase at the Option of Holders — Asset Sales” and “Description of the Notes — Repurchase at the Option of Holders — Events of Loss.”

The value of the collateral and the amount to be received upon a sale of such collateral will depend upon many factors including, among others, the ability to sell the collateral in an orderly sale, the condition of the economies in which our operations are located, the availability of buyers, the effect of gaming regulatory constraints and other factors. The book value of the collateral should not be relied on as a measure of realizable value for such assets. Portions of the collateral may be illiquid and may have no readily ascertainable market value. The value of the collateral could be impaired in the future as a result of changing economic conditions, competition, or other trends. There also can be no assurance that the collateral will be saleable, and if saleable, the timing of its liquidation would be uncertain. To the extent that holders of other secured debt or third parties enjoy liens (including statutory liens), whether or not permitted by the indentures, such holders or third parties may have rights and remedies with respect to the collateral securing the notes and the guarantees that, if exercised, could reduce the proceeds available to satisfy the obligations under the notes and the guarantees. As a result, if there is a default, the value of the collateral may not be sufficient to repay the amounts outstanding under our Senior Credit Facility, the holders of the First Lien Notes and the holders of the Second Lien Notes. Any claim for the difference between our obligations under the respective notes and the amount realized by holders of such notes from the sale of the collateral will rank equally in right of payment with all of our other unsecured unsubordinated indebtedness, including trade payables.

The value of the collateral securing the notes may not be sufficient to secure post-petition interest. Should our obligations under the respective notes equal or exceed the fair market value of the collateral securing such notes, after giving effect to the intercreditor agreements, the holders of such notes may be deemed to have an unsecured claim.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding against the Issuers or the Guarantors, holders of the notes will be entitled to post-petition interest under the U.S. Bankruptcy Code only if the value of their respective security interests in the collateral is greater than their pre-bankruptcy claim. Holders of the notes may be deemed to have an unsecured claim if the Issuers’ obligation under the notes equals or exceeds the fair market value of the collateral securing the notes after giving effect to the Intercreditor Agreements. Holders of the notes that have a security interest in the collateral with a value equal to or less than their pre-bankruptcy claim will not be entitled to post-petition interest under the U.S. Bankruptcy Code. The bankruptcy trustee, the debtor-in-possession or competing creditors could possibly assert that the fair market value of the collateral with respect to the Second Lien Notes, or both the First Lien Notes and the Second Lien Notes, on the date of the bankruptcy filing was less than the then-current principal amount of such notes. Upon a finding by a bankruptcy court that any notes are under-collateralized, the claims in the bankruptcy proceeding with respect to such notes would be bifurcated between a secured claim and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the collateral. If the bankruptcy court finds that the First Lien Notes are under-collateralized, the claims in the bankruptcy proceeding with respect to the Second Lien Notes may be completely unsecured. Other consequences of a finding of under-collateralization would be, among other things, a lack of entitlement on the part of holders of the notes to receive post-petition interest and a lack of entitlement on the part of the unsecured portion of the notes to receive other “adequate protection” under U.S. federal bankruptcy laws. In addition, if any payments of post-petition interest were made at the time of such a finding of under-collateralization, such payments could be re-characterized by the bankruptcy court as a reduction of the principal amount of the secured claim with respect to the notes. We cannot assure you that the value of the collateral agents’ interests in the collateral will equal or exceed the principal amount of the respective notes, or that there will be sufficient collateral to satisfy our and the Guarantors’ obligations under the notes.

The collateral securing the First Lien Notes is subject to control by other creditors with first priority liens, subject to the terms of the intercreditor agreements.

The rights of the holders of First Lien Notes with respect to the collateral are limited, even during an event of default under the indenture governing the First Lien Notes. If obligations are outstanding under our Senior Credit Facility (including any replacement credit facility), until 120 days after the occurrence of both (i) an event of default and (ii) written notice certifying that the First Lien Notes are the largest amount of outstanding first lien obligations and that the First Lien Notes are due and payable in full (whether by acceleration or otherwise), and thereafter if at any time the agent under the Senior Credit Facility has commenced and is diligently pursuing any enforcement action or the Issuer or other grantor of liens on collateral debtor is subject to any insolvency or liquidation proceeding, any actions that may be taken in respect of any of the collateral securing the First Lien Notes, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, are controlled and directed by the agent for lenders under our Senior Credit Facility. In those circumstances, the First Lien Notes collateral agent, on behalf of itself, the trustee and the holders of the First Lien Notes, will not have the ability to control or direct such actions, even if an event of default under the indenture governing the First Lien Notes has occurred or if the rights of the trustee, the First Lien Notes collateral agent and the holders of the First Lien Notes are or may be adversely affected. The agent and the lenders under our Senior Credit Facility are under no obligation to take into account the interests of the trustee under the indenture governing the First Lien Notes, the First Lien Notes collateral agent and the holders of the First Lien Notes when determining whether and how to exercise their rights with respect to the collateral securing our Senior Credit Facility on a first priority basis, subject to the applicable intercreditor agreements. Their interests and rights may be significantly different from or adverse to yours and they will continue to maintain control over such lien enforcement matters even if the remaining amount of obligations under the Senior Credit Facility (or replacement credit facility) is immaterial. To the extent that collateral is released from the first priority liens in connection with an enforcement action, the first priority liens securing the First Lien Notes and the guarantees related thereto will also automatically be released without any noteholder consent. See “Description of the Notes — Intercreditor Agreements — First Lien Intercreditor Agreement” and “Description of the Notes — Security for the Notes — Release of Collateral.”

Any time the agent under the Senior Credit Facility does not have the right to take actions with respect to the collateral pursuant to the first lien intercreditor agreement, that right passes to the authorized representative of the holders of the largest outstanding principal amount of other indebtedness secured by a first lien on the collateral. If we issue additional First Lien Notes in the future in a greater principal amount than the notes offered hereby, then the authorized representative of those additional notes would be earlier in line to exercise rights under the first lien intercreditor agreement than the authorized representative for the First Lien Notes offered hereby.

The right of holders of Second Lien Notes to exercise remedies with respect to the collateral is extremely limited, even during an event of default under the indenture governing the Second Lien Notes.

If first priority obligations are outstanding, any actions that may be taken in respect of any of the collateral securing the Second Lien Notes, including the ability to cause the commencement of enforcement proceedings against the collateral and to control the conduct of such proceedings, are controlled and directed by holders of our first lien debt. In those circumstances, the Second Lien Notes collateral agent, on behalf of itself, the trustee and the holders of the Second Lien Notes, will not have the ability to control or direct such actions, even if an event of default under the indenture governing the Second Lien Notes has occurred or if the rights of the trustee, the Second Lien Notes collateral agent and the holders of the Second Lien Notes are or may be adversely affected. The agent and the lenders under our Senior Credit Facility, the First Lien Notes collateral agent, the trustee and the holders of the First Lien Notes are under no obligation to take into account the interests of the trustee under the indenture governing the Second Lien Notes, the Second Lien Notes collateral agent and the holders of the Second Lien Notes when determining whether and how to exercise their rights with respect to the collateral securing our Senior Credit Facility on a first priority basis, subject to the applicable intercreditor agreements, and their interests and rights may be significantly different from or adverse to yours. To the extent that collateral is released from the first priority liens, subject to certain conditions the second priority liens securing the Second Lien Notes and the guarantees related thereto will also automatically be released without any noteholder consent or notice to the Second Lien Notes collateral agent, except that such release of liens does not apply with respect to the release of collateral in connection with the full payment of our obligations under our Senior Credit Facility, the full repayment of our obligations under the First Lien Notes or a refinancing of our obligations thereunder. See “Description of the Notes — Intercreditor Agreements — Second Lien Intercreditor Agreement Security for the Notes” and “Description of the Notes — Security for the Notes — Release of Collateral.” Furthermore, in the case of asset sales (or casualties or other events of loss), to the extent proceeds generated from such sales or events that are required under the indentures to be used to reduce indebtedness are offered to, but not accepted by, the holders of the First Lien Notes, such proceeds will be applied to repay amounts outstanding under the Senior Credit Facility prior to being offered to holders of Second Lien Notes. As a result, proceeds of such asset sales or events of loss will not be available to holders of Second Lien Notes until the loans of the lenders under our Senior Credit Facility are repaid in full. See “Description of the Notes — Repurchase at the Option of Holders — Asset Sales” and “Description of the Notes — Repurchase at the Option of Holders — Events of Loss.”

The intercreditor agreements impose other restrictions on rights otherwise exercisable in bankruptcy proceedings by the holders of the First Lien Notes and the Second Lien Notes.

The Intercreditor Agreements also provide the agent and lenders under the Senior Credit Facility with substantial control over procedures pertaining to debtor-in-possession financings, and use of the shared collateral to secure such financings, in any bankruptcy proceedings and limit the rights of the trustee and the holders of the notes in connection therewith. After such a filing the value of the collateral could materially deteriorate, and holders of the notes would be unable to raise an objection. The holders of the notes may not take action or vote in any way that supports the confirmation or approval of any plan of reorganization that alters the provisions of the respective Intercreditor Agreement or grants the holders of the respective notes or their collateral agent any rights or benefits expressly prohibited by the respective Intercreditor Agreement. See “Description of the Notes — Intercreditor Agreements.”

In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our or any guarantor’s bankruptcy. Under federal bankruptcy law, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval, which may not be given. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to use and expend collateral, including cash collateral, and to provide liens senior to the collateral agents for the notes’ liens to secure indebtedness incurred after the commencement of a bankruptcy case, provided that the secured creditor either consents or is given “adequate protection.” “Adequate protection” could include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case, the use of collateral (including cash collateral) and the incurrence of such senior indebtedness. The Intercreditor Agreements also impose significant limitations on the rights of the holders of the notes and their representatives to seek “adequate protection” and related relief. In view of the broad discretionary powers of a bankruptcy court and such contractual limitations, it is impossible to predict how long payments under the notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agents would repossess or dispose of the collateral, or whether or to what extent holders of the notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes (together with all other obligations secured by a prior or pari passu lien on such collateral), the indebtedness under such notes would be “undersecured” and the holders of such notes would have unsecured claims as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees on undersecured indebtedness during the bankruptcy case.

Federal and state statutes allow courts, under specific circumstances, to void notes and guarantees or liens securing notes and guarantees, and require holders of the notes to return payments received.

If we or any guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or encounter other financial difficulty, under federal or state fraudulent transfer law, a court may void, subordinate or otherwise decline to enforce the notes or the guarantees or the liens securing the notes or the guarantees. A court might do so if it found that we or the guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of notes or a guarantee or liens securing notes or guarantees without regard to the above factors, if the court found that we issued the notes or the applicable guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

A court would likely find that we or a guarantor did not receive reasonably equivalent value or fair consideration for the notes or its guarantee, if we or a guarantor did not substantially benefit directly or indirectly from the issuance of the notes. If a court were to find that the issuance of the notes or the incurrence of a guarantee was a fraudulent transfer or conveyance, the court could void the payment obligations under the notes or that guarantee, could subordinate the notes or that guarantee to presently existing and future indebtedness of ours or of the related guarantor, could void or subordinate liens securing notes or guarantees or could require the holders of the notes to repay any amounts received from us or a guarantor. If the guarantee of any Restricted Subsidiary were to be voided, the holders of the notes would lose the benefit of the collateral pledged by such Restricted Subsidiary and, in such a case, the notes would rank effectively junior to (rather than effectively senior to) all unsecured indebtedness of such Restricted Subsidiary. Sufficient funds to repay the notes may not be available from other sources, including the remaining obligors, if any. Further, the avoidance of the notes could result in an event of default with respect to our and our subsidiaries’ other debt that could result in acceleration of that debt.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

The Issuers have no operations of their own and derive all their revenue from their subsidiaries. If a guarantee of the notes by a Restricted Subsidiary were avoided, creditors of that Restricted Subsidiary would generally be entitled to payment of their claims from the assets of that Restricted Subsidiary before such assets could be made available for distribution to us to satisfy our own obligations such as the notes.

Any future pledge of collateral in favor of the holders of the notes might be voidable in bankruptcy.

Any future pledge of collateral in favor of the holders of the notes, including pursuant to security documents delivered after the date of the indentures, might be voidable by the pledgor (as debtor-in-possession) or by its trustee in bankruptcy if certain events or circumstances exist or occur, including, under the Bankruptcy Code, if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the notes to receive a greater recovery than what the holders of the notes would receive in a liquidation under Chapter 7 of the Bankruptcy Code if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period.

It may be difficult to realize the value of the collateral pledged to secure the notes.

With respect to some of the collateral securing our obligations under the notes and the guarantees, the collateral agents’ security interest and ability to foreclose will be limited by the need to meet certain requirements, such as obtaining third-party consents and governmental approvals, complying with state law requirements and making additional filings. If we or the respective agents are unable to obtain these consents and approvals, comply with such requirements or make such filings, the respective may not be able to realize the value of such collateral. We cannot assure you that any such required consents or approvals can be obtained on a timely basis or at all. These requirements may limit the number of potential bidders for certain collateral in any foreclosure and may delay any sale, either of which events may have an adverse effect on the sale price of the collateral. Therefore, without the appropriate consents, approvals and filings, the practical value of realizing on the collateral may be limited.

In addition, our business requires numerous federal, state and local permits and licenses. Continued operation of CityCenter depends on the maintenance of such permits and licenses. The business may be adversely affected if it is not possible to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such permits and licenses may be prohibited or may require incurring significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of all such permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the collateral may be significantly impaired.

Gaming laws will impose additional restrictions on foreclosure.

As a result of gaming restrictions, in any foreclosure sale of the assets of any of our Restricted Subsidiaries which hold gaming licenses in Nevada or the equity interests in our Restricted Subsidiaries constituting collateral securing the notes, the purchaser or the operator of the facility and/or gaming equipment would need to be licensed to operate the casino under the Nevada gaming laws and regulations. If the trustee acting on behalf of the holders of the notes purchases such assets or equity interests at a foreclosure sale, the trustee would not be permitted to continue such gaming operations unless it retained an entity licensed under the Nevada gaming laws to conduct gaming operations at the facility. The holders of the notes may have to be licensed or found suitable in any event.

Because potential bidders who wish to operate such gaming facilities must satisfy these gaming regulatory requirements, the number of potential bidders in a foreclosure sale could be less than in foreclosures of other types of facilities, and this requirement may delay the sale of, and may reduce the sales price for, the collateral. The ability to take possession and dispose of the collateral securing the notes upon acceleration of the notes is likely to be significantly impaired or delayed by applicable bankruptcy law if a bankruptcy case is commenced by or against us prior to a taking of possession or disposition of the collateral securing the notes by the trustee for the benefit of the holders of the notes.

State law may limit the ability of the trustee and the holders of the notes to foreclose on real property and improvements included in the collateral.

The notes are secured by, among other things, liens on the real property and improvements located in Nevada on which CityCenter is located. State laws in Nevada may limit the ability of the trustee and the holders of the notes to foreclose on the improved real property collateral located therein. State laws in Nevada govern the perfection, enforceability and foreclosure of mortgage liens against real property which secure debt obligations such as the notes. These laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even if it has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing law may also impose security first and one form of action rules, which rules can affect the ability to foreclose or the timing of foreclosure on real and personal property collateral regardless of the location of the collateral and may limit the right to recover a deficiency following a foreclosure.

The holders of the notes and the trustee also may be limited in their ability to enforce a breach of the “no liens” covenant. Some decisions of certain state courts have placed limits on a lender’s ability to accelerate debt as a result of a breach of this type of a covenant. Under these decisions, a lender seeking to accelerate debt secured by real property upon breach of covenants prohibiting the creation of certain junior liens or leasehold estates may need to demonstrate that enforcement is reasonably necessary to protect against impairment of the lender’s security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the trustee and the holders of the notes from declaring a default and accelerating the notes by reason of a breach of this covenant, which could have a material effect on the ability of holders to enforce the covenant.

Your rights in the collateral may be adversely affected by the failure to perfect security interests in collateral.

Applicable law provides that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the notes may not be perfected with respect to the claims of the notes if the collateral agent relating to such notes is not able to take the actions necessary to perfect any of these liens on or about the date of the indentures governing such notes. In addition, applicable law provides that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at or after the time such property and rights are acquired and identified. We and the Guarantors have limited obligations to perfect the noteholders’ security interest in specified collateral. There can be no assurance that the collateral agent for the First Lien Notes or the collateral agent for the Second Lien Notes, as applicable, will monitor, or that we will inform the trustee of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agents for the notes have no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the First Lien Notes or the Second Lien Notes, as applicable, against third parties.

The capital stock securing the notes will in certain circumstances be released automatically from the respective liens and no longer be deemed to be collateral to the extent the pledge of such capital stock would require the filing of separate financial statements for any of our subsidiaries with the SEC.

The indentures governing the notes and the security documents provide that, in the event that Rule 3-16 of Regulation S-X under the Securities Act (or any successor regulation) requires the filing with the SEC of separate financial statements of any of our subsidiaries the capital stock of which is pledged as collateral securing the notes, the portion (or, if necessary, all) of such capital stock necessary to eliminate such filing requirement will automatically be deemed released and not to have been part of the collateral securing the notes. In such event, we and the trustee will amend or modify the security documents without the consent of any holder of the notes to the extent necessary to evidence such release. As a result, holders of the notes could lose all or a portion of their security interest in the capital stock. The capital stock pledged as collateral under the Senior Credit Facility is not subject to a similar provision and any capital stock pledged as collateral under any of our future indebtedness may not be subject to a similar provision.

The Rule 3-16 requirement to file with the SEC separate financial statements of a subsidiary is triggered if the aggregate principal amount, par value, or book value of the capital stock as carried by the registrant, or the market value of such capital stock, whichever is greatest, equals 20 percent or more of the principal amount of the notes. Any pledge of the capital stock of any of our subsidiaries is automatically released to the extent the value of the capital stock of any individual subsidiary subject to the pledge is in excess of 20 percent of the principal amount of the applicable notes. Any increase in value of the capital stock of our subsidiaries may lead to further releases of capital stock from the collateral securing the notes. Moreover, the realizable value of the capital stock in the event of a foreclosure may be significantly less than the management estimates of market value.

There are circumstances other than repayment or discharge of the notes under which the collateral securing the notes will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the notes will be released automatically, including:

•

a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indentures (including permitted dispositions not requiring any repayment of indebtedness and dispositions of assets (including Crystals) generating proceeds that may be required to pay indebtedness other than the notes);

•	to release excess proceeds that remain unexpended after the conclusion of an asset sale offer conducted in accordance with the indentures;

•	in respect of the property and assets of a guarantor, upon the designation of such guarantor to be an unrestricted subsidiary in accordance with the terms of the indentures; and

•

with respect to the collateral upon which the First Lien Notes have a first-priority lien, upon any release in connection with a foreclosure or exercise of remedies with respect to that collateral directed by the authorized representative of the lenders under our Senior Credit Facility during any period that such authorized representative controls actions with respect to the collateral pursuant to the first lien intercreditor agreement. Even though the holders of the First Lien Notes share ratably with the lenders under our Senior Credit Facility, the authorized representative of the lenders under our Senior Credit Facility will initially control actions with respect to the collateral, whether or not the holders of the notes agree or disagree with those actions.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them.

We may require you to dispose of your notes or redeem your notes if any gaming authority finds you unsuitable to hold them or in order to otherwise comply with any gaming laws to which our Members, we or any of our subsidiaries are or may become subject, as more fully described in “Regulation and Licensing” and “Description of the Notes — Mandatory Disposition Pursuant to Gaming Laws.”

The issuers will, on the first three payment dates, and thereafter until January 15, 2016, may elect to, pay interest on the Second Lien Notes in additional Second Lien Notes rather than cash.

On the first three interest payment dates the Issuers will pay all of the interest due on the Second Lien Notes for such period in PIK Interest by increasing the principal amount of the outstanding Second Lien Notes for the entire amount of the interest payment, thereby increasing the aggregate principal amount of the Second Lien Notes or by issuing additional notes. Thereafter, until January 15, 2016, the Issuers may, at their option, elect to pay interest on the Second Lien Notes (1) entirely in Cash Interest, (2) entirely in PIK Interest, or (3) 50% in Cash Interest and 50% in PIK interest. As such, holders of the Second Lien Notes will receive no Cash Interest on the Second Lien Notes until January 15, 2013 and thereafter could potentially receive no Cash Interest on the Second Lien Notes until July 15, 2016.

Certain collateral is subject to potential environmental liabilities and the collateral agents may determine not to foreclose on it.

The notes are secured in part by liens on real property that may be subject to both known and unforeseen environmental risks, and these risks may reduce or eliminate the value of the real property pledged as collateral for the notes. Moreover, the trustee and the collateral agents may need to evaluate the impact of potential environmental liabilities before determining to foreclose on the collateral consisting of real property because secured lenders that hold or enforce a security interest in real property may, under certain circumstances, be held liable under environmental laws for the costs of remediating or preventing the release or threatened release of regulated materials at or from such real property. Consequently, the collateral agents may decline to foreclose on such collateral or exercise remedies available in respect thereof if they do not receive indemnification to their satisfaction from the applicable noteholders.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness that is not waived by the required holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the notes and could substantially decrease the market value of the notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on such indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with any accrued and unpaid interest, revolving lenders (if any) could elect to terminate their commitments and cease making further loans, the lenders under our Senior Credit Facility could institute foreclosure proceedings against the assets securing such facility and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our Senior Credit Facility to avoid being in default. If we breach our covenants under our Senior Credit Facility and seek waivers, we may not be able to obtain waivers from the required lenders thereunder.

The collateral is subject to casualty risks.

We believe that we maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the notes and the guarantees.

We may not be able to repurchase the notes upon a change of control.

Upon a change of control as defined in the indentures governing the notes, we will be required to make an offer to repurchase all Outstanding Notes at 101% of their principal amount plus accrued and unpaid interest, unless we have previously given notice of our intention to exercise our right to redeem the notes or unless such obligation is suspended. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.” We may not have sufficient financial resources to purchase all of the notes that are tendered upon a change of control offer or, if then permitted under the indentures governing the notes, to redeem the notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under each of the indentures. The occurrence of a change of control would also constitute an event of default under our Senior Credit Facility and may constitute an event of default under the terms of our other indebtedness. The terms of the Senior Credit Facility and other debt instruments may limit our right to purchase or redeem certain indebtedness. In the event any purchase or redemption is prohibited, we may seek to obtain waivers from the required lenders under our Senior Credit Facility or holders of other indebtedness to permit the required repurchase or redemption, but the required holders of such indebtedness have no obligation to grant, and may refuse to grant such a waiver. A change of control is defined in the indentures governing the notes. See “Description of the Notes — Repurchase at the Option of Holders — Change of Control.”

If a bankruptcy petition were filed by or against us, holders of notes may receive a lesser amount for their claim than they would have been entitled to receive under the indentures governing the notes.

If the stated principal amount of the notes exceeds their issue price and if a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the notes, the claim by any holder of the notes for the principal amount of the notes may be limited to an amount equal to the sum of:

•	the original issue price for the notes; and

•	that portion of any OID that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any OID that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest and would likely not be included in the claim of the holders of the notes. Accordingly, holders of the notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indentures governing the notes, even if sufficient funds are available.

We will incur increased costs as a result of being required to comply with SEC reporting requirements.

Although we do not contemplate having an equity security registered with the SEC, upon this registration statement being declared effective by the SEC, we will be subject to certain SEC reporting and corporate governance requirements. When we are no longer subject to these SEC reporting requirements, the indentures governing the notes require us to prepare annual, quarterly and current reports in a manner that complies in all material respects with the SEC requirements for such reports with certain limited exceptions. In connection with the preparation of these reports, we may incur significant legal, accounting and other expenses that we did not incur as a private company. We expect that compliance with these reporting requirements will increase our costs and make some activities more time-consuming because a number of these reporting requirements will require us to carry out activities we have not done previously. For example, under Section 404 of the Sarbanes-Oxley Act, for our first annual report on Form 10-K filed subsequent to the effective date of this registration statement, we will need to document and test our internal control procedures and our management will need to assess and report on our internal control over financial reporting.

Risks Related to Our Business

We are entirely dependent on the properties located at CityCenter for all of our cash flow, which subjects us to greater risks than a gaming company with more diverse operating properties.

We are entirely dependent on the properties located at CityCenter for all our cash flow. As a result, we are subject to a greater degree of risk than a gaming company that is more geographically diverse. The risks to which we have a greater degree of exposure include the following:

•	changes in consumer spending on gaming, entertainment and luxury goods;

•	economic and competitive conditions in Las Vegas;

•	a decline in the number of visitors to Las Vegas;

•	changes in local and state governmental laws and regulations, including gaming laws and regulations;

•	terrorist attacks or acts of war or hostility;

•	availability and price of air travel to and from Las Vegas;

•	an increase in energy prices;

•

the outbreak of public health threats at our property or in Las Vegas, or the perception that such threats exist, including pandemic health threats such as the avian influenza, SARS or the H1N1 flu, among others; and

•	the competitive position of CityCenter.

For example, the cost and availability of air services and the impact of any events that disrupt air travel to and from Las Vegas can adversely affect our business. We cannot control the number or frequency of flights into or out of Las Vegas, but we rely on air traffic for a significant portion of our visitors. Reductions in flights by major airlines, such as those implemented in 2008 and 2009 as a result of higher fuel prices and lower demand, can impact the number of visitors to our facilities. Additionally, there is one principal interstate highway between Las Vegas and Southern California, where a large number of our customers reside. Capacity constraints of that highway or any other traffic disruptions may also affect the number of customers who visit our facilities. Some of the casino play at Aria is from patrons staying at casino-hotels on the Las Vegas Strip other than CityCenter. Construction at an adjacent, unaffiliated casino has previously resulted in sections of the sidewalk in front of CityCenter being blocked off, requiring pedestrians to cross Las Vegas Boulevard away from CityCenter. It is our belief that this interruption in the flow of pedestrian traffic has decreased the number of visitors to CityCenter, and in particular visitors to Aria and Crystals. This construction is now completed, and our competitor is open, but we can make no assurances that other construction or renovation projects will not be undertaken causing further or protracted interruptions in pedestrian traffic by CityCenter. To the extent that the number of visitors to CityCenter is negatively impacted as a result of future construction projects, our operating results and cash flows will be adversely affected.

Any of the factors outlined above could negatively affect our ability to generate sufficient cash flow to remain in compliance with covenants governing our Senior Credit Facility and make payments with respect to our debt.

We have a limited operating history and limited brand awareness.

We were formed on November 2, 2007, and during the period from November 2007 through December 2009, our operations consisted solely of the development and construction of CityCenter. We commenced casino and resort and leisure operations in December 2009 and, therefore, we have a limited history in operating a casino, although our Members are experienced in resort and casino operations. In order to effect our business plan, we must grow our market share by, in part, developing a strong customer following through comprehensive branding and marketing programs. Our limited operating history makes us particularly vulnerable to any setback in our branding and marketing programs since we do not have the market penetration and brand awareness that more established casinos have, and consequently, it will be more difficult for us to overcome any such setback in our branding and marketing efforts. Moreover, our limited operating history may present us with additional challenges in addressing risks encountered by new businesses in competitive environments such as significant economic, regulatory and competitive uncertainties and contingencies, many of which are beyond our control, compared to businesses with an established operating history. If we are not able to manage these risks successfully, it could negatively impact our operations. In addition, given our limited operating history, we can provide little historical information, including limited historical financial information, upon which to evaluate our prospects, including our ability to ramp up operations and fully implement our business strategy.

We face significant competition with respect to destination travel locations generally and with respect to our peers in the industries in which we compete, and failure to effectively compete could materially affect our business, financial condition, results of operations and cash flow.

The hotel, resort and casino industries are highly competitive and our competitors vary considerably in size, quality of facilities, number of operations, brand identities, marketing and growth strategies, financial strength and capabilities, level of amenities, management talent and geographic diversity. Because a significant portion of our customers are high-end international customers who have the resources and willingness to travel globally, we do not believe that our competition is limited to a particular geographic area, and hotel, resort and gaming operations in other states or countries, including Macau in particular, could attract our customers. A number of our competitors have substantial financial, marketing and other resources, and there can be no assurance that they will not in the future engage in aggressive pricing action in the Las Vegas market to compete with us. We cannot assure you that we will be able to compete effectively in the future or that we will be capable of maintaining or increasing our current market share. Our failure to compete successfully in Las Vegas could adversely affect our business, financial condition, results of operations and cash flow.

In recent years, with fewer new markets opening for development, many casino operators have been reinvesting in existing markets to attract new customers or to gain market share, thereby increasing competition in those markets. As companies have completed new expansion projects, supply has grown at a faster pace than demand in the Las Vegas market, and competition has increased significantly. There is also an overhang of unsold condominiums in the Las Vegas market that could be converted to hotel rooms. These units are not included in industry occupancy rate measures. There have been and could in the future be large additions to the hotel room supply in Las Vegas. Even after the global economy begins to recover, there may be excess supply, particularly in the luxury market. The expansion of existing casino entertainment properties, the increase in the number of properties and the aggressive marketing strategies of many of our competitors have increased competition in Las Vegas, and this intense competition is expected to continue. These competitive pressures have and are expected to continue to adversely affect our performance.

Our business is affected by economic and market conditions in the market in which we operate and in the locations in which our customers reside.

Our business is particularly sensitive to the current state of the economy and any related reductions in discretionary consumer spending and corporate spending on conventions and business development events. Economic contraction, economic uncertainty or the perception by our customers of weak or weakening economic conditions may cause a decline in demand for hotel and casino resorts, trade shows and conventions, and for the type of luxury amenities we offer. Changes in discretionary consumer spending or consumer preferences could be driven by factors such as the increased cost of travel, an unstable job market, perceived or actual loss in disposable consumer income and wealth, or fears of war and future acts of terrorism. Our business may be affected by economic conditions in the Far East, and by economic conditions in the U.S., and California in particular. The recent financial crisis and current economic downturn have resulted in a significant decline in the amount of tourism and spending in Las Vegas and have negatively impacted our results of operations. A continuation of the current economic downturn or any other significant economic condition affecting consumers or corporations generally is likely to prolong this trend and cause a reduction in visitation to our resorts and consumer spending, which would adversely affect our operating results.

Leisure and business travel, especially travel by air, are particularly susceptible to global geopolitical events, such as terrorist attacks or acts of war or hostility.

We are dependent on the willingness of our customers to travel by air. Events such as those on September 11, 2001, can create economic and political uncertainties that could adversely impact our business levels. Since most of our customers travel by air to our facilities, any further terrorist act, outbreak of hostilities, escalation of war, or any actual or perceived threat to the security of travel by air, could adversely affect our financial condition, results of operations and cash flows. Furthermore, although we have been able to purchase some insurance coverage for certain types of terrorist acts, insurance coverage against loss or business interruption resulting from war and some forms of terrorism continues to be unavailable. As a consequence of the threat of terrorist attacks and other acts of war or hostility in the future, premiums for a variety of insurance products have increased, and some types of insurance are no longer available. If any such event were to affect our properties, we would likely be adversely impacted.

Certain aspects of our business rely on a limited number of high-end international customers to whom we often extend credit.

A significant portion of our table games revenue at Aria is attributable to high-end international customers. High-end gaming is more volatile than other forms of gaming, and fluctuations in hold percentage and win results attributable to high-end gaming may have a positive or negative impact on cash flow and earnings in a particular quarter. The loss or a reduction in the play of the most significant of these customers could have a substantial negative effect on our future operating results. A downturn in economic conditions in the countries in which these customers reside could cause a reduction in the frequency of visits by, and revenue generated from, these customers.

We conduct our gaming activities on a credit as well as a cash basis, and we typically extend more markers to high-end table games players compared to slot players and customers that wager smaller amounts. As of September 30, 2011, we had $82 million in accounts receivable from our gaming customers net of anticipated discounts. Markers issued to gaming customers are unsecured. In addition, the collectability of receivables for markers issued to international customers could be negatively affected by future business or economic trends or by significant events in the countries in which these customers reside. We issue markers only to customers whom we deem to be credit-worthy. In Nevada amounts owed for markers that are not timely paid are enforceable under state laws. All other states are required to enforce a judgment for amounts owed for markers entered into in Nevada that are not timely paid pursuant to the Full Faith and Credit Clause of the U.S. Constitution. Amounts owed for markers that are not timely paid are not legally enforceable in some foreign countries, but the U.S. assets of foreign customers may be reached to satisfy judgments entered in the United States. At September 30, 2011, approximately 78% of our casino accounts receivable were owed by customers outside the United States. We can provide no assurance that we will be able to collect the full amount of gaming debts owed to us, even in jurisdictions that enforce gaming debts. Our inability to collect gaming debts could have a significant negative impact on our operating results.

We have a significant inventory of unsold, high-end high-rise condominium units, the demand for which is sensitive to economic conditions over which we have no control, such as the availability of mortgage financing and changes in housing prices.

We have a significant inventory of unsold, high-end high rise condominium units. Sales of such units depend in part on the ability of buyers to obtain financing for the purchase of our condominium products. Over the past several years, the mortgage lending industry as a whole has experienced significant instability due to, among other things, defaults on subprime and other loans and a resulting decline in the market value of such loans. In light of these developments, lenders, investors, regulators and other third parties questioned the adequacy of lending standards and other credit requirements for several loan programs made available to borrowers in recent years. This has led to tightened credit requirements and the limited availability of financing for high-rise condominium products. In general, these developments, along with persistent high unemployment and the general decline of real estate values, have resulted in a reduction in demand for our high-rise condominium products. The inability of potential buyers to obtain suitable financing to purchase our high-rise condominium products will have an adverse effect on our operating and financial results and performance. In addition, we have in the past and will likely continue to offer financing to purchasers of some of our high-rise condominium products, and accordingly, we are subject to the risk of default by such purchasers and the potential inability to recover the full principal and interest due under such financing arrangements. To the extent we finance the sale of our high-rise condominium products, we will receive no cash proceeds at the time of sale of such condominiums, and therefore such sales will not increase operating cash flow in the short term. In an effort to prevent purchasers of condominium units from competing with us in the sales of our condominium units, we required each purchaser to sign an eighteen-month lock up agreement, whereby such purchasers agreed not to sell their condominium units for eighteen months following the closing of the sale of the units to such purchasers. This lock up period expired on July 15, 2011 (subject to certain hardship exemptions allowing for earlier termination) for those purchasers, and accordingly, those persons were free to sell their condominium units, which could create additional competition in the sale of our condominium units and exert downward pressure on the sale prices for such units.

We may be required to record additional impairments with respect to our residential real estate if the market value of our condominium units decreases.

The market value of our condominium products depends on market conditions. The downturn in the U.S. housing market is in its fourth year, and has become one of the most severe housing downturns in U.S. history. The significant declines in the demand for new residential housing units, the significant oversupply of new residential housing units, and the significant reductions in the availability of financing for homebuyers that have marked the downturn are continuing. The housing downturn has been particularly severe in Nevada, and has negatively impacted our ability to sell our residential units. Due in part to weaker than anticipated demand for our condominium products, we have recognized significant impairments of our inventory. If these adverse market conditions continue or worsen, we may be unable to sell all of our current residential condominium inventory, and any sales might be at lower prices and on less favorable terms than we currently anticipate.

Our retail operations depend on our ability to continue to lease space on economically favorable terms.

Crystals is an approximately 329,000 leasable-square-foot retail and entertainment center that is primarily occupied by luxury retail stores and fine dining restaurants. As of September 30, 2011, approximately 265,000 square feet was occupied and open for business. The success of our tenants at Crystals is dependent on the luxury retail and dining market segments, and the products and dining options they offer are discretionary items. Reduced consumer confidence and spending resulting from the recent economic downturn have resulted in decreased demand for many of the items these tenants offer, and a continuation of the current economic downturn could negatively affect the results of their operations. If our current tenants’ sales do not improve, they may be unable to meet their obligations under the current lease arrangements. Under such circumstances, we would need to either renegotiate the lease terms with the tenant, which some of our tenants have been able to do, or sever the tenancy. If this were to occur during the protracted economic downturn, new tenants would be less likely to pay minimum rents as high as our current tenants pay, and our ability to attract new tenants could be negatively impacted. The continuation of the recent economic downturn also has made it, and we expect it to continue to make it, difficult for us to lease out the rest of the retail center and to fill vacancies as they occur. In addition to minimum rents, we derive revenues from rents contingent on tenant sales, which could be negatively impacted to the extent that our tenants’ sales do not improve. Given that the rent paid by each of our tenants is generally based on a percent of such tenant’s sales, the lower amount in sales depresses the amount of rent owed to us. In addition, our leases with some of the Crystals tenants contain provisions that, under certain circumstances, may require us to provide concessions in rent or allow for early termination of the lease. For example, certain leases contain (i) minimum sales provisions, which provide that if a tenant’s sales fall below an agreed upon threshold, such tenant may pay a reduced percentage of its sales as rent and/or terminate its lease, or (ii) co-tenancy provisions, which provide that if certain key retailers close their stores and/or a certain amount of retail space at Crystals is no longer occupied, such tenant may pay a reduced percentage of its sales as rent and/or terminate its lease. Thus, the adverse financial effects that could result from our loss of certain key tenants could be magnified as the result of additional concessions we may be required to offer to other tenants.

Certain structural deficiencies at the Harmon Hotel & Spa render its structure currently unusable and its ultimate fate uncertain.

After partial construction of the Harmon, we discovered that in certain elements of the building (known as link beams) the reinforcing steel had been installed incorrectly by Perini Building Company, Inc. (“Perini”), the CityCenter general contractor, and its subcontractors. Our retained third-party inspectors had failed to discover the defects. Destructive testing in approximately 15 floors of the Harmon then revealed substantial defective construction, including defective installation of reinforcing steel, in other areas of the Harmon. As a result, the decision was made to eliminate construction of the planned floors above floor 26. Initially, repairs to a limited number of link beams were performed. However, additional structural defects were discovered and further construction at the Harmon was indefinitely stopped, among other reasons, to allow for further assessment of the reinforcing steel work. Subsequent investigations detected structural defects in other components of the Harmon, including the shear walls, lower floor link beams, and several critical beam-to-column and slab-to-beam connections. On May 14, 2010, defendants in the Perini litigation filed a counterclaim against Perini related to Perini’s previously filed lawsuit, and its parent corporation guarantor Tutor Perini Corporation, for our damages related to the defective construction at the Harmon, among other counts. Since then our structural engineering firms and other consultants have conducted extensive testing and analysis to determine the condition of the Harmon and potential remediation strategies, if any. During the third quarter of 2010, we determined that the Harmon is unlikely to be completed using the existing partially completed structure as it now stands. Our consultants’ investigations of the condition of the building continue.

The Clark County Building Division (the “Building Division”) retained a structural engineering consultant to provide with respect to the Harmon building “an engineering analysis to determine the structural stability of the as-built condition…” The report from the Building Division’s structural engineering consultant, however, stated: “It is our understanding that the full nature and extent of the current as-built condition has not been documented or provided to us at the current time. We based this study only on information that was obtained from the available design documents, non-compliance reports and limited visual observations.” Thus, the Building Division’s structural engineering consultant apparently did not perform other testing or a relevant analysis of the building in its current, as-built condition.

Among its general findings the report of the Building Division’s structural engineering consultant stated: “Our analytical findings suggest that the as-designed Harmon Tower structure is structurally stable under design loads from a maximum considered earthquake (MCE) event;” and further, “Our analysis indicates that the as-designed strength of Harmon Tower’s shear wall system is generally sufficient to resist the design loads from a maximum considered earthquake (MCE).” The report from the Building Division’s structural engineering consultant recommends further study of the Harmon building’s vulnerabilities. Accordingly, since the County’s consultant does not appear to have performed an as-built analysis, the report that was issued has minimal value if any in resolution of the issues presented to our pending litigation with Perini.

The Building Division requested that we conduct an analysis, based on all available information, as to the structural stability of the Harmon under building-code-specified load combinations. On July 11, 2011 a consulting engineer engaged by us for this review submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that “[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor.” In response to this opinion, on July 12, 2011 the Building Division required us, no later than August 15, 2011, “to provide a plan of action that will abate the potential for structural collapse and protect impacted uses and occupancies.” Under the relevant building code provision, “abate” means repair, rehabilitation, demolition or removal of the subject building.

On August 15, 2011, after expert consultation, we submitted our reply to the Building Division. We informed the Building Division that we have decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc. We also advised that prior to undertaking the demolition plan of action, we will seek relief from a standing order of the District Court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, we supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon’s structural instability in the event of a code-level earthquake.

The Building Division advised us that the Building Division’s staff will review our August 15, 2011 submission and then issue its conclusions to us, but the Building Division did not specify a date for such guidance. By letter dated August 18, 2011, the Building Division requested further information from, and a meeting with, our retained engineering firm concerning the latter’s data, computations and conclusions regarding the Harmon’s as-built condition. Pursuant to this request by the Building Division, representatives from our retained engineering firm have met with the Building Division and directly responded to the Building Division’s inquiries.

Our Senior Credit Facility provides that certain demolition expenses may be funded only by equity contributions from our members or certain specified extraordinary receipts (which include any proceeds from the Perini litigation).

Extreme weather conditions or natural disasters may cause property damage or interrupt business, which could harm our business and results of operations.

We are located in an area that may be subject to extreme weather conditions and natural disasters, including, but not limited to, extreme winds and earthquakes. Such extreme conditions may interrupt our operations, damage our properties, and reduce the number of customers who visit our facilities. Although we maintain both property and business interruption insurance coverage for certain extreme weather conditions, such coverage is subject to deductibles and limits on maximum benefits, including limitation on the coverage period for business interruption, and we cannot assure you that we will be able to fully insure such losses or fully collect, if at all, on claims resulting from such extreme weather conditions. Furthermore, such extreme weather conditions may interrupt or impede access to our affected properties and may cause visits to our affected properties to decrease for an indefinite period.

Our business is particularly sensitive to energy prices and a rise in energy prices could harm our operating results and cash flow.

We are a large consumer of electricity and other energy and, therefore, higher energy prices may have an adverse effect on our results of operations and cash flow. Additionally, higher electricity and gasoline prices, which affect our customers, may result in reduced visitation to our resort and a reduction in our revenues.

We are owned by the Members and their interest as equity holders may conflict with our interests or the interests of our debt holders.

The Members own 100% of our outstanding membership interests and will control all matters submitted for approval by our members. These matters include the election of the members of our Board of Directors, amendments to our organizational documents, or the approval of any mergers, sales of assets or other major corporate transactions. Furthermore, MGM Resorts, through its operational control, has the ability to significantly influence our affairs and policies. The interests of the Members may compete or otherwise conflict with our interests. For example, MGM Resorts, as a diversified operator of 15 wholly owned gaming entertainment properties, owns additional gaming businesses that compete directly or indirectly with us. MGM Resorts may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us.

Moreover, the interests of the Members may not in all cases be aligned with the interests of a holder of the notes. For example, the Members could cause us to make acquisitions that increase the amount of the indebtedness that is secured or senior to the notes or sell revenue-generating assets, impairing our ability to make payments under the notes. In addition, the Members may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their equity investment, even though such transactions might involve risks to holders of our notes.

Additionally, the Members have in the past had disputes among themselves in respect of the development of CityCenter, which included the filing of a lawsuit on March 22, 2009 by Dubai World against MGM Resorts alleging that MGM Resorts was in default under the terms of the limited liability company agreement in place at that time. This lawsuit was settled on April 29, 2009, and in connection therewith, the parties entered into an amended and restated limited liability company agreement. Any future dispute arising between the Members could significantly distract our senior management team, diverting their attention away from CityCenter operations and thereby adversely affecting our results of operations, as well as potentially making it more difficult for the Members to reach agreement on other issues. Moreover, if the Members were to have further disagreements, we cannot assure you that the outcome of such disagreements will not require the amendment of our limited liability company agreement or the alteration of other aspects of the relationship among the Members and CityCenter in a manner that would be contrary to the best interests of CityCenter and its operations.

The inability of MGM Resorts to honor its completion guarantee could adversely affect our ability to satisfy our obligations.

In connection with the Senior Credit Facility and the notes, MGM Resorts entered into the restated completion guarantee that will support remaining construction payables from the construction of CityCenter (as restated, the “completion guarantee”). MGM Resorts’ obligations under the completion guarantee are secured by MGM Resorts’ interests in the Circus Circus Collateral. The terms of the completion guarantee require us to utilize the first approximately $124 million of future net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts from such net residential sale proceeds for construction costs previously expended. As of September 30, 2011, we have received approximately $624 million under the completion guarantee. If we are unsuccessful in our defense in the legal proceedings with Perini, MGM Resorts’ obligations under the completion guarantee could increase substantially. MGM Resorts has substantial indebtedness and capital commitments that could negatively impact its ability to meet its obligations under the completion guarantee. If MGM Resorts is unable to honor its obligations under the completion guarantee, our business, financial condition and results of operations would be materially adversely affected.

We rely particularly on management agreements with MGM Resorts and the Mandarin Oriental Hotel Group for the management of our operations, which decreases our ability to manage risk.

At September 30, 2011, there were approximately 8,500 MGM Resorts employees at CityCenter dedicated to the management and operation of CityCenter. Our ability to maintain a competitive position depends on the expertise and experience of MGM Resorts employees. Certain of these employees have developed key relationships with CityCenter’s high-end customers, and we rely on these employees to continue attracting these customers to CityCenter. If we lose the services of MGM Resorts employees for any reason, our business could be significantly impaired. Moreover, if key MGM Resorts employees were redeployed by MGM Resorts to operate and manage competing properties owned by MGM Resorts, such employees could exploit, to CityCenter’s detriment, the key relationships they have developed with CityCenter’s high-end customers. Accordingly, we are susceptible to the risk that MGM Resorts, which controls our managing member, may divert high-end customers from CityCenter (in which MGM Resorts has a 50% interest) to other properties, such as the adjacent Bellagio (which it wholly owns). Approximately 4,100 of the employees working at CityCenter are covered by collective bargaining agreements. A prolonged dispute with the covered employees could have an adverse impact on our operations. In addition, wage and/or benefit increases resulting from new labor agreements may be significant and could also have an adverse impact on our results of operations. To the extent that non-union employees join unions, we would have greater exposure to risks associated with labor problems. Separately, we have engaged the Mandarin Oriental Hotel Group to manage and operate the Mandarin Oriental for a management fee. All personnel managing the day-to-day operations of the Mandarin Oriental are staffed by, and employees of, the Mandarin Oriental Hotel Group. Although Mandarin Oriental is an experienced operator of high-end luxury hotels, delegating such operational management to a third-party service provider exposes us to certain types of business risks that would not otherwise be the case had we retained full operational control. In particular, we and Project CC (our managing member) have less control over the routine day-to-day management of the Mandarin Oriental. For example, although we have the right to approve the operating budget for the Mandarin Oriental, our ability to implement new operational strategies may be limited. In addition, the Mandarin Oriental Hotel Group and its employees may have interests that are inconsistent with, or contrary to, our interests.

The success of our business depends on our ability to build and utilize a valuable customer database.

The success of our business depends in part on our ability to direct targeted marketing efforts to important casino and non-gaming customers. Our ability to undertake those marketing efforts depends to a significant extent on our continued participation in the MGM Resorts casino customer loyalty program (“M life”) and our utilization of other non-gaming customer database resources owned and maintained by MGM Resorts. In connection with these programs we develop information which allows us to track casino play and award complimentaries and other promotional opportunities to our customers. Complimentaries and other similar rewards are customarily offered by resort/casino facilities in the Las Vegas market to their customers and are important incentives to those customers.

Pursuant to the various operations management agreements between us and MGM Resorts, we have the contractual right to participate in M life and to utilize other database resources, which requires MGM Resorts to permit us to participate in such programs on the same basis as its other hotel casino properties participate in them (pursuant to rules and policies which may be amended by MGM Resorts from time to time). The agreements provide that data related to customers of CityCenter who are not also customers of other MGM Resorts properties is the exclusive proprietary information of CityCenter and data related to customers of other MGM Resorts properties who are not also customers of CityCenter is the exclusive proprietary information of MGM Resorts. MGM Resorts has rules and policies concerning M life and other non-gaming customer database resources owned and maintained by MGM Resorts, including rules of use for accessing common customers and customers who have been designated as inactive. The rules and policies are designed to ensure that customers receive promotional offers in a methodical manner from properties where they have an existing relationship rather than inundating them with offers from properties that they do not frequent which will cause confusion and decrease the likelihood of successfully engaging the customer. We have no specific contractual right to access the data of exclusive customers of other MGM Resorts properties for marketing purposes. In the past, we have benefited from access to data regarding the exclusive customers of other MGM Resorts properties during our first year of operations, as MGM Resorts has provided access to this portion of its databases to assist us to develop our customer base. However, we have no contractual right to continue to enjoy access to the data of exclusive customers of other MGM Resorts properties and any changes in permitted access which MGM Resorts may implement could have a material impact on the effectiveness of our marketing efforts.

The loss of the services of key management personnel could have a material effect on our business and financial results.

Pursuant to management agreements with MGM Resorts, certain individuals have been designated as executive officers overseeing our day-to-day operations. We believe our senior management team’s reputation, relationships and knowledge of the casino industry and the Las Vegas market in particular will be a critical element to the long-term success of our business. We depend on the diligence and skill of our management team. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our development, growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us.

We face risks related to pending claims that have been, or future claims that may be, brought against us.

Claims have been brought against us and our subsidiaries in various legal proceedings and additional legal claims arise from time to time. MGM MIRAGE Design Group (now known as MGM Resorts Design Group and a wholly owned subsidiary of MGM Resorts International) and certain of our direct or indirect subsidiaries currently are defending against litigation instituted by Perini, which alleges, among other things, that the defendants have failed to pay approximately $491 million owed under the construction agreement with Perini. In December 2010, Perini recorded an amended notice of lien reducing its recorded lien to approximately $313 million. As of September 30, 2011, we believe we are entitled to a further reduction of $113 million based on payments made to settle certain subcontractor claims. We, along with certain co-defendants, dispute these allegations, and contend that the defendants are entitled to substantial offsets against subcontractor claims and substantial amounts from Perini as a result of certain contractual rights of offset as well as damages resulting from Perini’s breach of contract. For a summary of the litigation with Perini, see “Business — Legal Proceedings — Construction Litigation.” The defendants may not be successful in the defense or prosecution of the claims in the legal proceedings with Perini. We may not be successful in respect to any of our other current or future legal proceedings, and our business insurance may not adequately cover us in respect of any such losses, which in any such case could result in settlements, damages or losses that could significantly impact our business, financial condition and results of operations.

Our business is subject to extensive regulation and the cost of compliance or failure to comply with such regulations may adversely affect our business and results of operations.

Our ownership and operation of gaming facilities is subject to extensive regulation by the United States and the State of Nevada. These laws, regulations and ordinances generally concern the responsibility, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations. As such, our gaming regulators can require us to disassociate ourselves from suppliers or business partners found unsuitable by the regulators. For a summary of gaming and other regulations that affect our business, see “Business — Regulation and Licensing.” The regulatory environment in the State of Nevada may change in the future and any such change could have a material effect on our results of operations. In addition, we are subject to various gaming taxes, which are subject to possible increase at any time. Increases in gaming taxation could also adversely affect our results.

Because we own real property, we are subject to extensive environmental regulation, which creates uncertainty regarding future environmental expenditures and liabilities.

We have incurred costs to comply with environmental requirements, such as those relating to inspection, permitting, discharges into the air, water and land and the handling and disposal of solid and hazardous waste. Under these and other environmental requirements we may be required to investigate and clean up hazardous or toxic substances or chemical releases at our property, even if such contamination was caused by a prior owner of the property. As an owner or operator, we could also be held responsible to a governmental entity or third parties for property damage, personal injury and investigation and cleanup costs incurred by them in connection with any contamination.

These laws typically impose cleanup responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. The liability under those laws has been interpreted to be joint and several unless the harm is divisible and there is a reasonable basis for allocation of the responsibility. The costs of investigation, remediation or removal of those substances may be substantial, and the presence of those substances, or the failure to remediate a property properly, may impair our ability to use our property.

Any violation of the Foreign Corrupt Practices Act or applicable anti-money laundering regulation could have a negative impact on us.

We are subject to regulations imposed by the Foreign Corrupt Practices Act (the “FCPA”), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. Any determination that we have violated the FCPA could have a material effect on our financial condition. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Any violation of anti-money laundering laws or regulations by any of our properties could have an adverse effect on our financial condition, results of operations or cash flows.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following selected historical consolidated financial information as of December 31, 2010 and 2009, and for the years ended December 31, 2010, 2009 and 2008 is derived from, and qualified by reference to, our audited consolidated financial statements included in this prospectus. The following summary historical consolidated financial data as of December 31, 2008 and 2007 and for the period from November 2, 2007 (date of inception) to December 31, 2007 is derived from, and qualified by reference to, our audited consolidated financial statements not included in this prospectus. The following summary historical consolidated financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and 2010 is derived from, and qualified by reference to, our unaudited consolidated financial statements included in this prospectus. We were formed on November 2, 2007, and during the period from November 2007 through December 2009, our operations consisted solely of the development and construction of CityCenter. We commenced casino and resort and leisure operations in December 2009.

Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements except as stated in the related notes thereto and, in the opinion of management, include all normal recurring adjustments considered necessary for a fair presentation of our financial condition and result of operations for such periods. Operating results for the nine months ended September 30, 2011 are not necessarily indicative of the results that may be expected for the year ended December 31, 2011. The selected historical consolidated financial information should be read in conjunction with and the consolidated financial statements, related notes and other financial information included in this prospectus.

	Nine Months Ended September 30,		Years Ended December 31,			November 2, 2007 (date of inception) to December 31,
	2011	2010	2010	2009	2008	2007
	(Dollars in thousands)
Revenues
Casino	$333,184	$251,483	$351,326	$48,265	$—	$—
Rooms	249,386	180,208	250,949	8,950	—	—
Food and beverage	199,708	180,594	241,127	11,665	—	—
Entertainment	40,761	42,708	58,439	2,967	—	—
Retail	48,428	34,133	48,900	2,518	—	—
Residential	20,328	464,417	490,293	2,648	—	—
Other	31,528	26,389	35,909	1,314	—	—

	923,323	1,179,932	1,476,943	78,327	—	—
Less: Promotional allowances	(110,417)	(105,055)	(144,880)	(9,036)	—	—

	812,906	1,074,877	1,332,063	69,291	—	—

Expenses
Casino	183,405	181,146	241,217	22,750	—	—
Rooms	68,535	54,453	73,414	3,767	—	—
Food and beverage	121,929	127,095	164,392	10,146	—	—
Entertainment	38,081	36,836	49,641	1,310	—	—
Retail	18,622	19,980	25,885	1,096	—	—
Residential	16,587	379,484	395,744	209	—	—
Other	20,502	18,792	24,335	1,337	—	—
General and administrative	187,267	204,672	288,739	28,698	25,789	3,842
Preopening and start-up expenses	—	6,202	6,202	104,805	34,420	5,258
Property transactions, net	53,362	583,079	614,160	386,385	13,558	—
Depreciation and amortization	271,270	230,004	319,179	13,747	—	—

	979,560	1,841,743	2,202,908	574,250	73,767	9,100

Operating loss	(166,654)	(766,866)	(870,845)	(504,959)	(73,767)	(9,100)

Non-operating income (expense)
Interest income	2,769	25	1,845	1,949	5,808	1,913
Interest expense, net	(200,413)	(174,367)	(240,731)	(7,011)	—	—
Loss on extinguishment of debt	(23,578)	—	—	—	—	—
Other, net	243	(4,910)	(5,459)	(12,309)	154	—

	(220,979)	(179,252)	(244,345)	(17,371)	5,962	1,913

Net loss	$(387,633)	$(946,118)	$(1,115,190)	$(522,330)	$(67,805)	$(7,187)

Cash Flow Data
Net cash provided by (used in) operating activities	$88,885	$(201,078)	$(151,537)	$(865,121)	$(563,513)	$(81,237)
Net cash used in investing activities	(146,206)	(269,901)	(453,882)	(1,425,276)	(2,792,284)	(205,876)
Net cash provided by financing activities	189,079	464,789	595,115	2,312,601	3,215,383	494,069

	As of September 30,		As of December 31,
	2011	2010	2010	2009	2008	2007
	(Dollars in thousands)
Balance Sheet Data
Cash and cash equivalents	$210,200	$82,556	$78,442	$88,746	$66,542	$206,956
Residential real estate	82,855	390,659	312,793	887,061	1,477,354	842,933
Property and equipment, net	8,849,655	8,959,073	8,909,551	9,467,515	6,044,378	4,003,670
Total assets	9,578,626	9,754,254	9,641,817	10,733,661	8,803,322	5,191,302
Total debt (including current portion)	2,541,452	2,721,267	2,746,699	2,619,958	1,695,101	—
Members’ equity	6,689,411	6,527,268	6,508,307	7,129,373	6,188,359	4,566,752

RATIO OF EARNINGS TO FIXED CHARGES

Our earnings were insufficient to cover our fixed charges by $1.1 billion, $747 million and $135 million for the years ended December 31, 2010, 2009, and 2008, respectively. For the nine months ending September 30, 2011 and 2010, our earnings were insufficient to cover our fixed charges by $374 million and $945 million, respectively. For the period from our inception on November 2, 2007 through December 31, 2007, we did not have fixed charges. For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of loss before fixed charges. “Fixed charges” consist of interest cost whether expensed or capitalized and amortization of debt expense.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes.

CAPITALIZATION

The following table sets forth our historical cash and cash equivalents and capitalization as of September 30, 2011. The information in this table should be read in conjunction with “Selected Consolidated Historical Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto contained elsewhere in this prospectus.

September 30, 2011
(Unaudited)
(in millions)
Cash and cash equivalents	$210.2
Restricted cash(1)	101.4

Total cash and cash equivalents and restricted cash	$311.6

Long-term debt:
Senior credit facility	$450.0
Senior secured notes	1,548.7
Member loans(2)	542.7

Total long-term debt	2,541.5
Total members’ equity	6,689.4

Total capitalization	$9,230.9

(1)	Restricted cash represents amounts held in an interest reserve account for payment of approximately 12 months of interest on the First Lien Notes and the Senior Credit Facility.
(2)	Loans from the Members are net of a discount of $580.2 million as of September 30, 2011, and are subordinate to the Senior Credit Facility and the notes. See “Description of Certain Other Indebtedness” for additional information.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

This exchange offer is being made pursuant to the registration rights agreements. The summary of the registration rights agreements contained herein does not purport to be complete and is qualified in its entirety by reference to each of the registration rights agreements. A copy of each of the registration rights agreements is filed as an exhibit to the registration statement of which this prospectus forms a part.

Terms of the Exchange Offer; Expiration Time

This prospectus and the accompanying letter of transmittal together constitute the exchange offer. Subject to the terms and conditions in this prospectus and the letter of transmittal, we will accept for exchange Outstanding Notes that are validly tendered at or prior to the expiration time and are not validly withdrawn as permitted below. The expiration time for the exchange offer is 5:00 p.m., New York City time, on January 10, 2012, or such later date and time to which we, in our sole discretion, extend the exchange offer.

We expressly reserve the right, in our sole discretion:

•	to extend the expiration time;

•	if any one of the conditions set forth below under “— Conditions to the Exchange Offer” has not been satisfied, to terminate the exchange offer and not accept any Outstanding Notes for exchange; and

•	to amend the exchange offer in any manner.

In the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period if necessary so that at least five business days remain in the exchange offer following notice of the material change. We will give written notice of any extension, delay, non-acceptance, termination, or amendment as promptly as practicable by a public announcement, and in the case of an extension, no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration time.

During an extension, all Outstanding Notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us, upon expiration of the exchange offer, unless validly withdrawn.

Each broker-dealer that receives Exchange Notes for its own account in exchange for Outstanding Notes, where such Outstanding Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

How to Tender Outstanding Notes for Exchange

Only a record holder of Outstanding Notes may tender in the exchange offer. When the holder of Outstanding Notes tenders and we accept Outstanding Notes for exchange, a binding agreement between us and the tendering holder is created, subject to the terms and conditions in this prospectus and the accompanying letter of transmittal. Except as set forth below, a holder of Outstanding Notes who desires to tender Outstanding Notes for exchange must, at or prior to the expiration time:

•

transmit a properly completed and duly executed letter of transmittal, the Outstanding Notes being tendered and all other documents required by such letter of transmittal, to U.S. Bank National Association, the exchange agent, at the address set forth below under the heading “— The Exchange Agent”; or

•

if Outstanding Notes are tendered pursuant to the book-entry procedures set forth below, an agent’s message must be transmitted by The Depository Trust Company (“DTC”), to the exchange agent at the address set forth below under the heading “— The Exchange Agent,” and the exchange agent must receive, at or prior to the expiration time, a confirmation of the book-entry transfer of the Outstanding Notes being tendered into the exchange agent’s account at DTC, along with the agent’s message; or

•

if time will not permit the required documentation to reach the exchange agent before the expiration time, or the procedures for book-entry transfer cannot be completed by the expiration time, the holder may effect a tender by complying with the guaranteed delivery procedures described below.

The term “agent’s message” means a message that:

•	is transmitted by DTC;

•	is received by the exchange agent and forms a part of a book-entry transfer;

•

states that DTC has received an express acknowledgement that the tendering holder has received and agrees to be bound by, and makes each of the representations and warranties contained in, the letter of transmittal; and

•	states that we may enforce the letter of transmittal against such holder.

The method of delivery of the Outstanding Notes, the letter of transmittal or agent’s message, and all other required documents to the exchange agent is at the election and sole risk of the holder. If such delivery is by mail, we recommend registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. No letters of transmittal or Outstanding Notes should be sent directly to us.

Signatures on a letter of transmittal must be guaranteed unless the Outstanding Notes surrendered for exchange are tendered:

•	by a holder of Outstanding Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•

for the account of a recognized member in good standing of a Medallion Signature Guarantee Program recognized by the exchange agent, such as a firm which is a member of a registered national securities exchange, a member of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States, or certain other eligible institutions, each of the foregoing being referred to herein as an “eligible institution.”

If signatures on a letter of transmittal or notice of withdrawal are required to be guaranteed, the guarantor must be an eligible institution. If Outstanding Notes are registered in the name of a person other than the person who signed the letter of transmittal, the Outstanding Notes tendered for exchange must be endorsed by, or accompanied by a written instrument or instruments of transfer or exchange, in satisfactory form as determined by us in our sole discretion, duly executed by the registered holder with the registered holder’s signature guaranteed by an eligible institution.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), and acceptance of Outstanding Notes tendered for exchange and all other required documents. We reserve the absolute right to:

•	reject any and all tenders of any outstanding note not validly tendered;

•	refuse to accept any outstanding note if, in our judgment or the judgment of our counsel, acceptance of the outstanding note may be deemed unlawful;

•	waive any defects or irregularities or conditions of the exchange offer, either before or after the expiration time; and

•	determine the eligibility of any holder who seeks to tender Outstanding Notes in the exchange offer.

Our determinations, either before or after the expiration time, under, and of the terms and conditions of, the exchange offer, including the letter of transmittal and the instructions to it, or as to any questions with respect to the tender of any Outstanding Notes, will be final and binding on all parties. To the extent we waive any conditions to the exchange offer, we will waive such conditions as to all Outstanding Notes. Holders must cure any defects and irregularities in connection with tenders of Outstanding Notes for exchange within such reasonable period of time as we will determine, unless we waive such defects or irregularities. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of Outstanding Notes for exchange, nor will any of us incur any liability for failure to give such notification.

If you beneficially own Outstanding Notes registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your Outstanding Notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

WE MAKE NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION AS TO WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER, AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITIONS AND REQUIREMENTS.

Book-Entry Transfers

Any financial institution that is a participant in DTC’s system must make book-entry delivery of Outstanding Notes by causing DTC to transfer the Outstanding Notes into the exchange agent’s account at DTC in accordance with DTC’s Automated Tender Offer Program, known as ATOP. Such participant should transmit its acceptance to DTC at or prior to the expiration time or comply with the guaranteed delivery procedures described below. DTC will verify such acceptance, execute a book-entry transfer of the tendered Outstanding Notes into the exchange agent’s account at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message. The letter of transmittal or facsimile thereof or an agent’s message, with any required signature guarantees and any other required documents, must be transmitted to and received by the exchange agent at the address set forth below under “— The Exchange Agent” at or prior to the expiration time of the exchange offer, or the holder must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a holder of Outstanding Notes desires to tender such notes and the holder’s notes are not immediately available, or time will not permit such holder’s Outstanding Notes or other required documents to reach the exchange agent at or prior to the expiration time, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•

at or prior to the expiration time, the exchange agent receives from an eligible institution a validly completed and executed notice of guaranteed delivery, substantially in the form accompanying this prospectus, by facsimile transmission, mail, or hand delivery, setting forth the name and address of the holder of the Outstanding Notes being tendered and the amount of the Outstanding Notes being tendered. The notice of guaranteed delivery will state that the tender is being made and guarantee that within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees, or an agent’s message, and any other documents required by the letter of transmittal, will be transmitted to the exchange agent; and

•

the exchange agent receives the certificates for all physically tendered Outstanding Notes, in proper form for transfer, or a book-entry confirmation, as the case may be, together with a validly completed and executed letter of transmittal with any required signature guarantees or an agent’s message and any other documents required by the letter of transmittal, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery must be received at or prior to the expiration time.

Withdrawal Rights

You may withdraw tenders of your Outstanding Notes at any time at or prior to the expiration time.

For a withdrawal to be effective, a written notice of withdrawal, by facsimile or by mail, must be received by the exchange agent, at the address set forth below under “— The Exchange Agent,” at or prior to the expiration time. Any such notice of withdrawal must:

•	specify the name of the person having tendered the Outstanding Notes to be withdrawn;

•	identify the Outstanding Notes to be withdrawn, including the principal amount of such Outstanding Notes;

•

where Outstanding Notes have been tendered pursuant to the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn Outstanding Notes and otherwise comply with the procedures of DTC; and

•

bear the signature of the holder in the same manner as the original signature on the letter of transmittal, if any, by which such Outstanding Notes were tendered, with such signature guaranteed by an eligible institution, unless such holder is an eligible institution.

We will determine all questions as to the validity, form, and eligibility (including time of receipt) of such notices and our determination will be final and binding on all parties. Any tendered Outstanding Notes validly withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn notes may be re-tendered by following one of the procedures described under “— How to Tender Outstanding Notes for Exchange” above at any time at or prior to the expiration time.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes

All of the conditions to the exchange offer must be satisfied or waived at or prior to the expiration of the exchange offer. Promptly following the expiration time we will accept for exchange all Outstanding Notes validly tendered and not validly withdrawn as of such date. We will promptly issue Exchange Notes for all validly tendered Outstanding Notes. For purposes of the exchange offer, we will be deemed to have accepted validly tendered Outstanding Notes for exchange when, as, and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly thereafter. See “— Conditions to the Exchange Offer” for a discussion of the conditions that must be satisfied before we accept any Outstanding Notes for exchange.

For each outstanding note accepted for exchange, the holder will receive an exchange note of the same series registered under the Securities Act having a principal amount equal to, and in the denomination of, that of the surrendered outstanding note. Accordingly, registered holders of Exchange Notes that are outstanding on the relevant record date for the first interest payment date following the consummation of the exchange offer will receive interest accruing from the most recent date through which interest has been paid on the Outstanding Notes, or if no interest has been paid, from the original issue date of the Outstanding Notes. Outstanding Notes that we accept for exchange will cease to accrue interest from and after the date of consummation of the exchange offer.

If we do not accept any tendered Outstanding Notes, or if a holder submits Outstanding Notes for a greater principal amount than the holder desires to exchange, we will promptly return such unaccepted or non-exchanged Outstanding Notes without cost to the tendering holder. In the case of Outstanding Notes tendered by book-entry transfer into the exchange agent’s account at DTC, such non-exchanged Outstanding Notes will be credited to an account maintained with DTC. We will return the Outstanding Notes or have them credited to DTC promptly after the withdrawal, rejection of tender or termination of the exchange offer, as applicable. The untendered portion of any untendered note tendered in part must be in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

Conditions to the Exchange Offer

The exchange offer is not conditioned upon the tender of any minimum principal amount of Outstanding Notes. Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Outstanding Notes and may terminate or amend the exchange offer, by oral (promptly confirmed in writing) or written notice to the exchange agent or by a timely press release, if at any time before the expiration of the exchange offer, any of the following conditions exist:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency challenging the exchange offer or that would reasonably be expected to prohibit or materially impair our ability to proceed with the exchange offer;

•

any stop order is threatened or in effect with respect to either (1) the registration statement of which this prospectus forms a part or (2) the qualification of the indenture governing the notes under the Trust Indenture Act of 1939, as amended; or

•

any law, rule or regulation is enacted, adopted, proposed, or interpreted that would reasonably be expected to prohibit or impair our ability to proceed with the exchange offer or to materially impair the ability of holders generally to receive freely tradable Exchange Notes in the exchange offer. See “— Consequences of Failure to Exchange Outstanding Notes”.

Accounting Treatment

For accounting purposes, we will not recognize gain or loss upon the issuance of the Exchange Notes for Outstanding Notes. We are capitalizing costs incurred in connection with the issuance of the exchange notes and amortizing those costs over the life of the debt.

Fees and Expenses

We will not make any payment to brokers, dealers, or others soliciting acceptance of the exchange offer except for reimbursement of mailing expenses. We will pay the cash expenses to be incurred in connection with the exchange offer, including:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	our accounting and legal fees;

•	printing fees; and

•	related fees and expenses.

Transfer Taxes

Holders who tender their Outstanding Notes for exchange will not be obligated to pay any transfer taxes in connection with the exchange. If, however, Exchange Notes issued in the exchange offer are to be delivered to, or are to be issued in the name of, any person other than the holder of the Outstanding Notes tendered, or if a transfer tax is imposed for any reason other than the exchange of Outstanding Notes in connection with the exchange offer, then the holder must pay these transfer taxes, whether imposed on the registered holder or on any other person. If satisfactory evidence of payment of or exemption from these taxes is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

The Exchange Agent

We have appointed U.S. Bank National Association as our exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance with respect to the procedures for the exchange offer, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery should also be directed to the exchange agent at the address below:

Deliver to:

By Mail or Overnight Package:

U. S. Bank National Association

60 Livingston Ave.

St. Paul, Minnesota 55107

Attention: Specialized Finance

By Facsimile Transmission:	Confirm Facsimile Transmission
(651) 495-8158	(800) 934-6802

Delivery of the letter of transmittal to an address other than as set forth above or transmission of such letter of transmittal via facsimile other than as set forth above will not constitute a valid delivery.

Consequences of Failure to Exchange Outstanding Notes

Outstanding Notes that are not tendered or are tendered but not accepted will, following the consummation of the exchange offer, continue to be subject to the provisions in the indenture and the legend contained on the Outstanding Notes regarding the transfer restrictions of the Outstanding Notes. In general, Outstanding Notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will take any action to register under the Securities Act or under any state securities laws the Outstanding Notes that are not tendered in the exchange offer or that are tendered in the exchange offer but are not accepted for exchange.

Holders of the Exchange Notes of any series and any Outstanding Notes of such series that remain outstanding after consummation of the exchange offer will vote together as a single series for purposes of determining whether holders of the requisite percentage of the notes have taken certain actions or exercised certain rights under the indenture.

Consequences of Exchanging Outstanding Notes

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the Exchange Notes issued in the exchange offer may be offered for sale, resold, or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. However, based on interpretations of the staff of the SEC, as set forth in a series of no-action letters issued to third parties, we believe that the Exchange Notes may be offered for resale, resold, or otherwise transferred by holders of those Exchange Notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	the holder is not an “affiliate” of ours within the meaning of Rule 405 promulgated under the Securities Act;

•	the Exchange Notes issued in the exchange offer are acquired in the ordinary course of the holder’s business;

•

neither the holder, nor, to the actual knowledge of such holder, any other person receiving Exchange Notes from such holder, has any arrangement or understanding with any person to participate in the distribution of the Exchange Notes issued in the exchange offer;

•	if the holder is not a broker-dealer, the holder is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and

•	if such a holder is a broker-dealer, such broker-dealer will receive the Exchange Notes for its own account in exchange for Outstanding Notes and that:

•	such Outstanding Notes were acquired by such broker-dealer as a result of market-making or other trading activities; and

•

it will deliver a prospectus meeting the requirements of the Securities Act in connection with the resale of Exchange Notes issued in the exchange offer, and will comply with the applicable provisions of the Securities Act with respect to resale of any Exchange Notes. (In no-action letters issued to third parties, the SEC has taken the position that broker-dealers may fulfill their prospectus delivery requirements with respect to Exchange Notes (other than a resale of an unsold allotment from the original sale of Outstanding Notes) by delivery of the prospectus relating to the exchange offer). See “Plan of Distribution” for a discussion of the exchange and resale obligations of broker-dealers in connection with the exchange offer.

Each holder participating in the exchange offer will be required to furnish us with a written representation in the letter of transmittal that they meet each of these conditions and agree to these terms.

However, because the SEC has not considered the exchange offer for our Outstanding Notes in the context of a no-action letter, we cannot guarantee that the staff of the SEC would make similar determinations with respect to this exchange offer. If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the federal securities laws or without an exemption from these laws, you may incur liability under the federal securities laws. We do not and will not assume, or indemnify you against, this liability.

Any holder that is an affiliate of ours or that tenders Outstanding Notes in the exchange offer for the purpose of participating in a distribution:

•

may not rely on the applicable interpretation of the SEC staff’s position contained in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co., Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993); and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

The Exchange Notes issued in the exchange offer may not be offered or sold in any state unless they have been registered or qualified for sale in such state or an exemption from registration or qualification is available and complied with by the holders selling the Exchange Notes. We currently do not intend to register or qualify the sale of the Exchange Notes in any state where we would not otherwise be required to qualify.

Filing of Registration Statements

Under the registration rights agreements we agreed, among other things, that if:

(1) we determine that an exchange offer registration is not available or the exchange offer may not be completed as soon as practicable after the last exchange date because it would violate any applicable law, SEC rules and regulations or any interpretation of the staff of the SEC, or

(2) the exchange offer is not for any other reason completed by the 90th day following the date the exchange offer registration statement is declared effective, or

(3) any holder of transfer restricted notes:

(a) is prohibited by law or SEC policy from participating in the exchange offer;

(b) may not resell the Exchange Notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales; or

(c) is an initial purchaser of the Outstanding Notes and holds transfer restricted notes acquired directly from us or an affiliate of ours after the effectiveness deadline for the exchange offer registration statement, then in the case of each of clauses (a), (b) or (c), upon such holder’s request;

we will use our reasonable best efforts to file with the SEC a shelf registration statement as soon as practicable after such determination or request by such holder to cover resales of the notes by the holders of the notes who satisfy certain conditions relating to the provision of information in connection with the shelf registration statement, and to have such shelf registration statement declared effective by the SEC.

If obligated to file the shelf registration statement, we will use our reasonable best efforts to keep the shelf registration statement continuously effective, supplemented and amended (including through post-effective amendments on Form S-3 if we are eligible to use such Form) for a period of six months following the effective date such shelf registration statement or such shorter period that will terminate when all of the transfer restricted notes covered by such shelf registration statement have been sold pursuant to such shelf registration statement.

If the shelf registration statement is declared effective or becomes automatically effective but thereafter ceases to be effective or usable in connection with resales of Outstanding Notes during the periods specified in the registration rights agreements (except with respect to permitted suspension periods as provided therein), then we will pay Additional Interest to each holder of affected Outstanding Notes on the terms provided in the registration rights agreements.

Holders of notes will be required to deliver certain information to be used in connection with the shelf registration statement and to provide comments on the shelf registration statement within the time periods set forth in the registration rights agreements in order to have their notes included in the shelf registration statement and benefit from the provisions regarding Additional Interest set forth above. By acquiring Outstanding Notes, a holder will be deemed to have agreed to indemnify us against certain losses arising out of information furnished by such holder in writing for inclusion in any shelf registration statement. Holders of notes will also be required to suspend their use of the prospectus included in the shelf registration statement under certain circumstances upon receipt of written notice to that effect from us.

Although we intend, if required, to file the shelf registration statement, we cannot assure you that the shelf registration statement will be filed or, if filed, that it will become or remain effective.

The foregoing description is a summary of certain provisions of the registration rights agreements. It does not restate the registration rights agreements in their entirety. We urge you to read the registration rights agreements, which are included as exhibits to the registration statement of which this prospectus forms a part and can also be obtained from us. See “Where You Can Find More Information.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management’s discussion and analysis of financial condition and results of operations contains forward-looking statements that involve risks and uncertainties. Please see “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of the uncertainties, risks and assumptions that may cause our actual results to differ materially from those currently anticipated. This discussion should be read in conjunction with the “Selected Historical Consolidated Financial Information” and our unaudited interim financial statements and condensed notes as of and for the periods ended September 30, 2011 and 2010 and our audited financial statements and notes as of December 31, 2010 and 2009, and for the fiscal years ended December 31, 2010, 2009 and 2008 included in this prospectus. The results of operations for the periods reflected herein may not necessarily be indicative of results that may be expected for future periods, nor are interim results necessarily indicative of full year results.

Executive Overview

Operations

We are a joint venture 50%-owned by Project CC, LLC (“Project CC”), a Delaware limited liability company and an indirect wholly owned subsidiary of MGM Resorts International, a Delaware corporation (“MGM Resorts”), and 50%-owned by Infinity World Development Corp (“Infinity World”), an indirect wholly owned subsidiary of Dubai World, a Dubai United Arab Emirates government decree entity (each, a “Member,” and together, our “Members”). Our Board of Directors is composed of six representatives — three selected by each Member — and has exclusive power and authority for our overall management. Compensation for Board of Directors’ duties is borne by the Members. We have no employees and have entered into several agreements with MGM Resorts to provide for project development and management services. We pay MGM Resorts a management fee of 2% of gross revenues and 5% of EBITDA (as defined in the agreements) for the management of Aria Resort and Casino (“Aria”) and Vdara Hotel and Spa (“Vdara”). In addition, we pay MGM Resorts an annual fee of $3 million for the management of Crystals. We reimburse MGM Resorts for all direct costs associated with its management activities, which costs primarily consist of employee compensation expenses.

Our sole operation is CityCenter, a mixed-use development on the Las Vegas Strip which occupies 67 acres between Bellagio and Monte Carlo and connects to each of those resorts via tram. CityCenter includes Aria, a 4,004-room casino resort; Mandarin Oriental Las Vegas (“Mandarin Oriental”), a 392-room non-gaming boutique hotel; Crystals, an approximately 329,000 leasable-square-foot retail district including shops, dining and entertainment venues; and Vdara, a 1,495 room luxury condominium-hotel. In addition, CityCenter features 225 residential units in the Residences at Mandarin Oriental and 669 residential units in Veer. Aria, Vdara, Mandarin Oriental and Crystals opened in December 2009. The residential units within CityCenter began the sales closing process in early 2010. In October 2010, we began a program to lease a portion of the unsold units at Veer and Mandarin Oriental.

We have seven operating segments: Aria, Vdara hotel operations, Mandarin Oriental hotel operations, Crystals, Vdara residential, Mandarin Oriental residential and Veer. Each of Vdara and Mandarin Oriental have both a hotel and a residential operating segment. We determined our segments based on the nature of the products produced and services provided. We have aggregated residential operations into one reportable segment (“Residential”) given the similar economic characteristics and business of selling and leasing high-rise condominiums to high-end customers. Our operating segments do not include the ongoing activity associated with closing out our construction costs and certain corporate administrative costs.

We have indefinitely halted construction at The Harmon Hotel & Spa (“the Harmon”), a planned 400-room non-gaming boutique hotel, following the discovery of a number of structural defects, including that the reinforcing steel had been installed incorrectly throughout the building by Perini Building Company (“Perini”), general contractor for CityCenter, and its subcontractors. During the third quarter of 2010, we determined that the Harmon was unlikely to be completed using the existing partially completed structure as it now stands. As a result, we recorded an impairment charge of $279 million related to all the existing Harmon related construction in progress assets.

The Clark County Building Division (“Building Division”) requested that we conduct an analysis, based on all available information, as to the structural stability of the Harmon under building-code-specified load combinations. On July 11, 2011 a consulting engineer engaged by us for this review submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that “[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor.” In response to this opinion, on July 12, 2011 the Building Division required us, no later than August 15, 2011, “to provide a plan of action that will abate the potential for structural collapse and protect impacted uses and occupancies.” Under the relevant building code provision, “abate” means repair, rehabilitation, demolition or removal of the subject building.

On August 15, 2011, after expert consultation, we submitted our reply to the Building Division. We informed the Building Division that we have decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc. We also advised that prior to undertaking the demolition plan of action, we will seek relief from a standing order of the District Court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, we supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon’s structural instability in the event of a code-level earthquake.

The Building Division advised us that the Building Division’s staff will review our August 15, 2011 submission and then issue its conclusions to us, but the Building Division did not specify a date for such guidance. By letter dated August 18, 2011, the Building Division requested further information from, and a meeting with, our retained engineering firm concerning the latter’s data, computations and conclusions regarding the Harmon’s as-built condition. Pursuant to this request by the Building Division, representatives from our retained engineering firm have met with the Building Division and directly responded to the Building Division’s inquiries.

Our Senior Credit Facility provides that certain demolition expenses may be funded only by equity contributions from the members of the CityCenter venture or certain specified extraordinary receipts (which include any proceeds from the Perini litigation).

Liquidity and Financial Position

We have significant indebtedness and significant financial commitments, including principal and interest payment obligations. As of September 30, 2011, we had approximately $3.1 billion in long-term debt with a carrying value of $2.5 billion, including $450 million related to our Senior Credit Facility (as defined below); $1.5 billion in first and second lien senior secured notes; and Member notes with a carrying value of $543 million, net of a $580 million discount.

In January 2011, we completed a series of transactions including the issuance of $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 (the “First Lien Outstanding Notes,” and together with the First Lien Exchange Notes offered hereby, the “First Lien Notes”) and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 (the “Initial Second Lien Notes,” and together with the Second Lien Exchange Notes offered hereby, the “Second Lien

Notes,” and together with the First Lien Notes, the “Notes”) in a private placement. Interest on the Second Lien Notes will accrue as pay-in-kind interest through July 15, 2012. Thereafter, interest on the Second Lien Notes will be payable in cash, or, until January 16, 2016, we may elect to pay interest entirely in cash, entirely in pay-in-kind interest, or 50% in cash and 50% in pay-in-kind interest, provided we will pay all accrued pay-in-kind interest in cash on July 15, 2016. The interest rate on the Second Lien Notes is 10.75% for interest paid in cash, and 11.50% for interest we pay in the form of additional debt. We received net proceeds from the offering of the First Lien Outstanding Notes and the Initial Second Lien Notes (the “Notes Offering”) of $1.46 billion after initial purchaser’s discounts and commissions but before other offering expenses.

Effective concurrently with the Notes Offering, we entered into our senior credit facility (the “Senior Credit Facility”), which amended and restated the terms of our prior senior credit facility (the “Prior Senior Credit Facility”) to extend until January 21, 2015 the maturity of $500 million of the $1.85 billion then outstanding loans. Our Senior Credit Facility does not include a revolving loan component. All borrowings under the Prior Senior Credit Facility in excess of $500 million were repaid using the proceeds from the Notes Offering. In addition, net proceeds from the Notes Offering, together with equity contributions of approximately $73 million from the Members, were used to fund an interest escrow account of $159 million for the benefit of the holders of the First Lien Notes and the lenders under the Senior Credit Facility. The Senior Credit Facility is secured, on a pari passu basis with the First Lien Notes, by a first priority lien on substantially all of our assets and those of our subsidiaries, except that any proceeds generated by the sale of Crystals outside of bankruptcy or foreclosure proceedings will be paid first to the lenders under our Senior Credit Facility.

Other than seeking additional capital contributions from the Members and future cash flows from operations, we have no existing sources of liquidity. We can provide no assurance that the Members will supply additional financial support if necessary or that our operations will generate sufficient cash flows to cover our financial obligations.

MGM Resorts Completion Guarantee

As of September 30, 2011, our remaining project costs were being funded pursuant to an unlimited completion and cost overrun guarantee (as restated as described below, the “completion guarantee”) provided by MGM Resorts and secured by its interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. As of September 30, 2011, we estimated remaining project costs of approximately $58 million, which includes estimated litigation costs related to the resolution of disputes with contractors as to the final CityCenter construction costs and reflects certain offsets to the amounts claimed by the contractors. We have reached, or expect to reach, settlement agreements with most of the construction subcontractors. However, significant disputes remain with our general contractor and certain subcontractors.

In connection with entering into the Senior Credit Facility, MGM Resorts entered into a restated completion guarantee that will support remaining construction payables from the construction of CityCenter. As restated, the completion guarantee requires us to use the then remaining $124 million of the original $250 million of future net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts from such net residential sale proceeds for construction costs previously expended. However, such reimbursements are not permitted until final resolution of the lawsuit with Perini. See below for more information regarding the Perini lawsuit.

As of September 30, 2011, we had received $624 million under the completion guarantee. We have recorded a payable of $108 million related to these amounts, which represents the amount reimbursable to MGM Resorts from future residential proceeds.

Construction Litigation

In March 2010, Perini filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of MGM Resorts, which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of ours. Perini asserts that

CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charges the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini’s ability to complete the Harmon, and fraudulent inducement of Perini to compromise significant amounts due for its general conditions. The complaint advances claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys’ fees and costs.

In April 2010, Perini served an amended complaint in this case which joins as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), adds a count for foreclosure of Perini’s recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserts the priority of this mechanic’s lien over our interests and the interests of the Condo Owner Defendants and CityCenter lenders in the CityCenter property.

We and the other defendants dispute Perini’s allegations and contend that we are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to us, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon, property damage and Perini’s failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation, our management conducted an extra-judicial program for settlement of the subcontractor claims. We have resolved the claims of the majority of subcontractors, with only several remaining for further proceedings along with trial of Perini’s claims and our Harmon-related counterclaim and other claims by us against Perini and its parent guarantor, Tutor Perini. In December 2010, Perini recorded an amended notice of lien reducing its lien to approximately $313 million. As of September 30, 2011, we believe we are entitled to a further reduction of $113 million based on payments made to settle certain subcontractor claims.

We and the other defendants will continue to vigorously assert and protect our interests in the Perini lawsuit. Our construction payable balance of $43.6 million as of September 30, 2011 reflects our best estimate of amounts that we will be required to pay in connection with the claims Perini has asserted on behalf of the subcontractors that worked on CityCenter. Except for such amounts, we believe that a loss with respect to the compensatory damages, punitive damages or attorneys’ fees and costs sought by Perini is neither probable nor reasonably possible. Any proceeds we may realize related to the defendants’ counterclaims (a portion of which would be payable to the Members on a priority basis as reimbursement for certain costs incurred by the Members) cannot be reasonably estimated at this time.

Key Performance Indicators

Our operating results related to ongoing resort operations are highly dependent on the volume of customers at our resorts, which in turn affects the price we can charge for our hotel rooms and other amenities. We market to different customer segments to manage our hotel occupancy, such as targeting large conventions to increase mid-week occupancy. We also generate a significant portion of our operating income from the high-end gaming segment, which can be a cause for variability in our results. Key performance indicators related to revenue are:

•

Gaming revenue indicators — table games drop and slots handle (volume indicators); “win” or “hold” percentage, which is not fully controllable by us. Our expected normal table games hold percentage is in the range of 20% to 24% of table games drop and our expected normal slots hold percentage is in the range of 6.5% to 7.5% of slots handle; and

•

Hotel revenue indicators — hotel occupancy (a volume indicator); average daily rate (“ADR,” a price indicator); revenue per available room (“REVPAR,” a summary measure of hotel results, combining ADR and occupancy rate).

Most of our revenue from resort operations is essentially cash-based, as customers typically wager with cash and pay for non-gaming services with cash or credit cards. However, we do extend credit to high-end gaming customers. Since we operate solely in Las Vegas, Nevada, we are exposed to certain risks outside of our control, such as increased competition from new or expanded Las Vegas resorts, and from the expansion of gaming in other states, particularly California. We are also exposed to risks related to tourism, the housing market and the general economy, including national and global economic conditions and terrorist attacks or other global events, as many of our customers reside outside of Nevada and outside of the United States.

A variety of factors may affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays, although our results of operations do not tend to be seasonal in nature. Our success in marketing to customer groups, such as convention customers, or the financial health of customer segments, such as business travelers or high-end gaming customers from a particular country or region, can also affect our results.

Impact of Economic Conditions on Our Results of Operations

The state of the U.S. economy has negatively affected our results of operations since CityCenter opened, including negatively affecting residential sales. Travel and travel-related expenditures have been particularly affected as businesses and consumers have altered their spending patterns. We expect to continue to be adversely affected by certain aspects of the current economic conditions including high unemployment and the weak housing market, which continue to affect our customers’ spending levels. Economic conditions have also negatively affected convention business in Las Vegas over the last several years. We have begun to see improvement in each of our customer segments, including the convention business, but we expect current economic conditions to continue to negatively affect our operating results.

Results of Operations

We commenced substantially all of our operations in December 2009 when we opened to the public, except residential operations, which began closing sales of units during the first quarter of 2010. For the period from inception to our opening we were a development stage company. During this period, we did not earn revenues and, consequently, incurred losses related to preopening and start up activities. The acceleration of these costs was expected and was included in the project budget.

The following table summarizes our consolidated operating results for the three and nine months ended September 30, 2011 and 2010:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Net revenues	$260,002	$413,483	$812,906	$1,074,877
Operating expenses:
Casino and hotel operations	148,458	151,659	451,074	438,302
Residential	977	137,735	16,587	379,484
General and administrative	64,477	71,732	187,267	204,672
Preopening and start-up expenses	—	—	—	6,202
Property transactions, net	6	354,981	53,362	583,079
Depreciation and amortization	86,093	80,822	271,270	230,004

	300,011	796,929	979,560	1,841,743

Operating loss	$(40,009)	$(383,446)	$(166,654)	$(766,866)

Net revenues for the three months ended September 30, 2011 were $260 million compared to $413 million for the three months ended September 30, 2010. Excluding residential revenues of $5 million and $166 million in the third quarter of 2011 and 2010, respectively, net revenues increased 3%. Net revenues were $813 million for the nine months ended September 30, 2011 compared to $1.07 billion for the nine months ended September 30, 2010. Excluding residential revenues of $20 million and $464 million for the nine months of 2011 and 2010, respectively, net revenues increased 30%. Net revenues related to our casino and hotel operations have increased primarily due to improving gaming and hotel volumes. See further discussion of our segment revenues below.

Our operating loss for the third quarter of 2011 was $40 million compared to an operating loss of $383 million in the prior year third quarter. The prior year quarter included impairment charges related to the Harmon of $279 million and our residential inventory at Veer and Mandarin Oriental of $76 million. Our year-to-date operating loss for 2011 was $167 million, a decrease of 78% from our operating loss in 2010 of $767 million. The current year operating loss included impairment charges of $53 million related to the carrying value of our residential inventory at Mandarin Oriental and Veer. The prior year operating loss included impairment charges of $304 million related to the carrying value of our Veer and Mandarin Oriental residential inventory, as well as the Harmon impairment charge, mentioned above. Excluding residential impairment charges of $53 million and $304 million in 2011 and 2010, respectively, as well as our Harmon impairment of $279 million in 2010, our operating loss decreased 38% versus 2010. Operating results improved due to an increase in casino and hotel revenues as discussed above. In addition, we continually monitor our departmental operating expenses for potential cost-saving measures and have been able to improve the efficiency of our operations since our opening.

General and administrative expense was $64 million for the third quarter of 2011 compared to $72 million for the third quarter of 2010. For the nine months ended September 30, 2011, general and administrative expense was $187 million, compared to $205 million for the 2010 period. The reduction in general and administrative expense primarily relates to a reduction in legal and other administrative activities related to residential operations in 2011 compared to 2010 as well as a reduction in our property tax assessment.

We did not have preopening expense in the three and nine months of 2011 or the third quarter of 2010. Preopening and start-up expense was $6 million for the nine months ended September 30, 2010, and related to activities during the start-up phase of operations.

Operating Results — Revenues by reportable segment

The following table presents detail of our net revenues by reportable segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Aria	$214,347	$220,008	$672,810	$537,352
Vdara	20,060	10,859	55,230	28,629
Mandarin Oriental	9,064	7,469	30,309	21,527
Crystals	11,345	9,182	34,229	22,952
Residential	5,186	165,965	20,328	464,417

Net revenues	$260,002	$413,483	$812,906	$1,074,877

Aria. Net revenues at Aria for the three months ended September 30, 2011 decreased slightly to $214 million compared to $220 million in the third quarter of 2010. Table games revenue was $67 million for the third quarter of 2011 compared to $91 million for the prior year third quarter. The decrease in table games revenue is primarily due to a significant decrease in baccarat hold and volume. Our table games volume, excluding baccarat, increased 6% over the third quarter of 2010. Overall table games hold percentage was above our expected range in the third quarter of 2011 and 2010 and approximately 400 basis points higher in the 2010 third quarter. Slots revenue for the three months ended September 30, 2011 was $37 million compared to $33 million for the same period in 2010; an increase of 12% driven by increased slots volume. Slots hold percentage was within our expected range in the third quarter of 2011 and 2010.

Net revenues for the nine months ended September 30, 2011 were $673 million, compared to $537 million for the nine months ended September 30, 2010; an increase of 25%. Table games revenue was $213 million for the nine months of 2011, compared to $147 million for the same period in 2010. The increase is primarily driven by higher table games hold percentage. Slots revenue for the 2011 period increased to $111 million, an increase of 14% compared to the first nine months of 2010. Our slots hold percentage was within our normal range in the nine months of both 2011 and 2010.

Aria rooms revenue was $63 million for the third quarter of 2011 compared to $52 million for the same period in 2010. For the nine months ended September 30, 2011 and 2010, rooms revenue was $191 million and $148 million, respectively. The following table shows key hotel statistics for Aria:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Occupancy	87%	82%	87%	75%
Average Daily Rate (ADR)	$200	$175	$201	$181
Revenue per Available Room (REVPAR)	$173	$142	$176	$136

For the three and nine months ended September 30, 2011, other non-gaming revenues increased 11% and 15%, respectively, over the same period in 2010 due to an increase in volume of customers within the resort.

Vdara. Vdara rooms revenue for the third quarter of 2011 was $16 million compared to $8 million in 2010, with REVPAR of $131, a 33% increase compared to the prior year quarter. Vdara’s occupancy percentage was 84% and ADR was $157 in the third quarter of 2011 compared to occupancy percentage of 70% and ADR of $141 in the prior year quarter. Revenue also benefited from an increase in available rooms of 46% during the third quarter of 2011 compared to the same period in 2010.

For the nine months ended September 30, 2011, rooms revenue was $44 million at Vdara; a 94% increase over the same period in 2010. REVPAR increased 42% to $136, and occupancy was 86% compared to 66% in

2010. ADR was $158 and $144 for the nine months ended September 30, 2011 and 2010, respectively. Available rooms increased 36% for the nine months ended September 30, 2011 compared to the same period in 2010.

Mandarin Oriental. Mandarin Oriental rooms revenue was $4 million for the third quarter of 2011 compared to $3 million for the same period in 2010. REVPAR was $125 during the third quarter of 2011, a 30% increase over the same period in 2010, due to an increase in occupancy from 44% in the prior year third quarter to 50% in the current year third quarter. ADR was $249 during the current year third quarter compared to $222 in the prior year third quarter.

For the nine months ended September 30, 2011, Mandarin Oriental rooms revenue was $15 million, compared to $9 million for the same period in 2010. Occupancy increased to 54% for the nine months ended September 30, 2011, compared to 41% for the same period in 2010. REVPAR was $137 with an ADR of $255 for the nine months of 2011 compared to REVPAR of $105 and ADR of $254 for the same period in 2010.

Crystals. Retail revenue at Crystals was $10 million for the third quarter of 2011 compared to $7 million for the third quarter of 2010. For the nine months ended September 30, 2011, retail revenue was $31 million compared to $18 million for the same period in 2010. The increase for both the quarter and year-to-date periods was primarily attributed to an increase in tenant occupancy at Crystals. As of September 30, 2011, approximately 265,000 square feet of retail space was occupied and open for business compared to 233,000 square feet at September 30, 2010, out of a total of approximately 329,000 square feet of currently leasable space.

Residential. Residential revenue for the third quarter of 2011 was $5 million, a decrease from 2010 third quarter residential revenue of $166 million, which included $26 million of non-refundable forfeited residential deposits. During the first quarter of 2010, we began the closing process of our residential operations. We closed two residential units in the third quarter of 2011 compared to 164 units in the prior year quarter.

For the nine months ended September 30, 2011, residential revenue was $20 million, compared to $464 million for the same period in 2010. Prior year residential revenue includes $105 million in forfeited deposits. We closed eleven residential units in the nine months of 2011, compared to 408 units for the same period in 2010.

During the three months ended September 30, 2011, we did not record any expense related to the valuation of our residential mortgage notes receivable. During the nine months ended September 30, 2011, we recognized $8 million in expense related to the valuation of our residential mortgage notes receivable recorded within “Residential” operating expense.

In October 2010, we began a program to lease a portion of the remaining residential units in Veer and Mandarin under lease agreements with a minimum lease term of one year. As of September 30, 2011, a total of approximately 450 units were allocated to the leasing program. For the three and nine months ended September 30, 2011 we recorded real estate lease revenue of $2 million and $4 million, respectively.

Operating Results — Adjusted EBITDA by reportable segment

We analyze the results of our operating segments’ operations based on Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions, net. We believe Adjusted EBITDA is 1) a widely used measure of operating performance in the hospitality and gaming industry, and 2) a principal basis for valuation of hospitality and gaming companies.

We believe that while items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating our earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, we believe excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses were significantly higher in periods leading up to the opening of CityCenter. Property transactions, net includes normal recurring disposals and gains and losses on sales of assets related to specific assets within CityCenter, but also includes impairment charges which may not be comparable period over period.

Adjusted EBITDA should not be construed as an alternative to operating income or net income, as an indicator of our performance, as an alternative to cash flows from operating activities as a measure of liquidity, or as any other measure determined in accordance with generally accepted accounting principles. We have significant uses of cash flows, including capital expenditures, interest payments, and debt principal repayments, which are not reflected in Adjusted EBITDA. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDA information may calculate Adjusted EBITDA in a different manner.

The following table presents Adjusted EBITDA by reportable segment and reconciles consolidated Adjusted EBITDA to net loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Adjusted EBITDA:
Aria	$40,419	$41,371	$148,473	$12,336
Vdara	4,786	(587)	13,420	(4,993)
Mandarin Oriental	(1,333)	(3,624)	(1,002)	(11,564)
Crystals	5,971	2,441	17,285	5,608
Residential	223	26,065	(7,792)	77,177

Reportable segment Adjusted EBITDA	50,066	65,666	170,384	78,564
Development and corporate administration	(3,976)	(13,309)	(12,406)	(26,145)

Adjusted EBITDA	46,090	52,357	157,978	52,419

Other operating expenses:
Preopening and start-up expense	—	—	—	6,202
Property transactions, net	6	354,981	53,362	583,079
Depreciation and amortization	86,093	80,822	271,270	230,004

Operating loss	(40,009)	(383,446)	(166,654)	(766,866)

Non-operating expense:
Interest income	878	12	2,769	25
Interest expense, net	(67,757)	(65,630)	(200,413)	(174,367)
Loss on extinguishment of debt	—	—	(23,578)	—
Other, net	251	(188)	243	(4,910)

Net loss	$(106,637)	$(449,252)	$(387,633)	$(946,118)

Reportable segment Adjusted EBITDA for the three months ended September 30, 2011 decreased slightly to $50 million in the current year, driven by an increase in net revenues as discussed above. Aria’s Adjusted EBITDA remained relatively flat at $40 million in the third quarter, compared to Adjusted EBITDA of $41 million for the same period last year. The current year benefited from increases in hotel occupancy and ADR, as well as overall increases in non-gaming revenues compared to prior year. The prior year benefited from higher baccarat volume and a higher table games hold percentage. Vdara, Mandarin Oriental and Crystals had significant improvement in operating results compared to the prior year third quarter, driven by increased revenues due to increased customer volumes and spend. Prior year’s Adjusted EBITDA benefited from $26 million in non-refundable forfeited residential deposits.

Reportable segment Adjusted EBITDA for the nine months ended September 30, 2011 increased to $170 million. Aria’s Adjusted EBITDA was $148 million, compared to $12 million in 2010. Residential Adjusted EBITDA was a loss of $8 million for the nine months of 2011, compared to Adjusted EBTIDA of $77 million in 2010, which benefited from $105 million in non-refundable forfeited deposits.

Operating Results — Details of Certain Charges

Property transactions, net consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Impairment of residential real estate	$—	$75,759	$53,013	$303,857
Harmon Hotel & Spa impairment	—	279,222	—	279,222
Other, net	6	—	349	—

	$6	$354,981	$53,362	$583,079

We are required to carry our residential inventory at the lower of its carrying value or fair value less costs to sell. We estimate fair value of our residential inventory using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over discrete sell-out periods extending through 2017, holding costs offset by estimated rental revenues during the absorption period, and the discount rate. These estimates are subject to management’s judgment and are highly sensitive to changes in the market and economic conditions, including the estimated absorption period, which includes a forecasted increase in the pace of sales in future periods, driven we believe by our recently implemented incentive programs. In the event we do not meet sales forecasts, additional impairment charges may be recognized, which could be material to our financial statements.

In the second quarter of 2011, we recorded impairment charges of $42 million and $11 million related to the carrying value of our Veer and Mandarin Oriental residential inventory, respectively. Our June 30, 2011 discounted cash flow analyses assumed a 3% annual growth rate in sale price beginning in 2013 through estimated sell out periods. We used discount rates of 17%, which is based on what we believe a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams.

In addition, we previously recorded impairment charges related to residential inventory of $171 million for Mandarin Oriental in the first quarter and $57 million for Veer during the second quarter of 2010. In the third quarter of 2010, we recorded impairment charges of $20 million at Mandarin Oriental and $56 million at Veer. Additional impairment charges related to Mandarin Oriental and Veer were recorded in the fourth quarter of 2010 for a total of $331 million during the year ended December 31, 2010.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Senior credit facility including pay-in-kind interest	$9,354	$34,170	$34,931	$89,625
Senior secured notes including pay-in-kind interest	34,834	—	96,383	—
Member notes including discount amortization	20,092	23,409	57,699	73,445
Amortization of debt issuance costs and other	3,477	8,051	11,400	24,158
Interest capitalized	—	—	—	(12,861)

	$67,757	$65,630	$200,413	$174,367

Interest expense was $68 million and $200 million for the three and nine months ended September 30, 2011, respectively, which includes amortization of member notes discount and debt issuance costs. Interest expense was $66 million for the three months ended September 30, 2010, and $174 million, net of $13 million of capitalized interest, for the nine months ended September 30, 2010. We ceased capitalizing interest during the second quarter of 2010, which related to certain components of CityCenter which were completed in the first six months of the year. We had no capitalized interest in 2011. We incurred additional interest expense during 2011 as a result of the January 2011 financing transactions.

Years Ended December 31, 2010, 2009 and 2008

The following discussion is based on our consolidated results of operation for the years ended December 31, 2010, 2009 and 2008. We commenced operations in December 2009; therefore, year-over-year comparative discussions are generally not meaningful.

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Net revenues	$1,332,063	$69,291	$—
Operating expenses:
Casino and hotel operations	578,884	40,406	—
Residential	395,744	209	—
General and administrative	288,739	28,698	25,789
Preopening and start-up expenses	6,202	104,805	34,420
Property transactions, net	614,160	386,385	13,558
Depreciation and amortization	319,179	13,747	—

	2,202,908	574,250	73,767

Operating loss	$(870,845)	$(504,959)	$(73,767)

Net revenues for 2010 were $1.3 billion, including $490 million from residential operations, of which $117 million related to forfeited residential deposits. Excluding revenue from residential operations, non-gaming revenue comprised 64% of our revenue.

Our operating loss was $871 million in 2010, including depreciation expense of $319 million and $614 million in write-downs and impairments related to our residential real estate inventory as well as all of our construction in progress assets of Harmon. Our operating loss in 2009 of $505 million was also affected by write-

downs and impairments of our residential real estate inventory of $347 million and write-downs of finite-lived intangible assets of $37 million.

General and administrative expenses were $289 million for the twelve months ended December 31, 2010, and included $61 million related to residential and development activities. Preopening and start-up expenses were $6 million, $105 million, and $34 million in 2010, 2009 and 2008, respectively. Preopening and start-up expenses increased as we approached our opening and decreased as we wound down the start-up phase of our operations.

Operating Results — Revenues by Reportable Segment

The following table presents detail of our net revenues by reportable segment:

	For the years ended December 31,
	2010	2009	2008
	(In thousands)
Revenues:
Aria	$736,367	$61,619	$—
Vdara	41,160	2,131	—
Mandarin Oriental	30,216	1,154	—
Crystals	34,027	1,739	—
Residential	490,293	2,648	—

Net revenues	$1,332,063	$69,291	$—

Aria. Net revenues for Aria were $736 million for 2010. Table games revenues were $209 million for the twelve months ending December 31, 2010. Approximately 49% of our total table games volume was from baccarat and our table games hold percentage was within its expected range for 2010. Slots revenue was $133 million in 2010 with a normal hold percentage.

Rooms revenue for Aria was $205 million in 2010. Aria’s occupancy percentage was 76%, ADR was $184, and REVPAR was $140 in 2010. Aria’s REVPAR increased each quarter during 2010.

Vdara. Vdara rooms revenue was $33 million in 2010. Occupancy was 68% for the twelve months ended December 31, 2010, while ADR was $147 and REVPAR was $101.

Mandarin Oriental. Mandarin Oriental rooms revenue was $14 million in 2010. Occupancy was 43% for 2010, with ADR and REVPAR of $249 and $108, respectively.

Crystals. Total revenue at Crystals was $34 million in 2010. Our occupancy has steadily increased since opening; as of December 31, 2010, we had 264,000 square feet of leasable space occupied out of 329,000 leasable square feet.

Residential. Residential revenue for 2010 was $490 million, which included $117 million of non-refundable forfeited residential deposits. Through December 31, 2010 we closed the sale of 278 units out of the 894 units in Veer and Mandarin. We began a program to lease a portion of the remaining residential units in Veer and Mandarin under lease agreements with a minimum lease term of one year. As of December 31, 2010, we closed the sale of 156 of the total 1,495 units in Vdara, and 854 of the unsold units were being utilized as company-owned hotel rooms. The additional rooms will be made available as market demand increases.

Operating Results — Adjusted EBITDA by Reportable Segment

The following table presents Adjusted EBITDA by reportable segment and reconciles consolidated Adjusted EBITDA to net loss:

	For the years ended December 31,
	2010	2009	2008
	(In thousands)
Adjusted EBITDA:
Aria	$42,519	$16,041	$—
Vdara	(4,044)	(1,580)	—
Mandarin Oriental	(12,883)	(3,270)	—
Crystals	11,703	474	—
Residential	77,328	(11,655)	—

Reportable segment Adjusted EBITDA	114,623	10	—
Development and corporate administration	(45,927)	(32)	(25,789)

Adjusted EBITDA	68,696	(22)	(25,789)

Other operating expenses:
Preopening and start-up expenses	6,202	$104,805	$34,420
Property transactions, net	614,160	386,385	13,558
Depreciation and amortization	319,179	13,747	—

Operating loss	(870,845)	(504,959)	(73,767)

Non-operating expense:
Interest income	1,845	1,949	5,808
Interest expense, net	(240,731)	(7,011)	—
Other, net	(5,459)	(12,309)	154

Net loss	$(1,115,190)	$(522,330)	$(67,805)

Reportable segment Adjusted EBITDA was $115 million for the twelve months ended December 31, 2010. Reportable segment Adjusted EBITDA in 2010 was positively affected by the closing of residential units as well as from forfeitures of non-refundable residential deposits of $117 million.

Operating Results — Details of Certain Charges

Property transactions, net consisted of the following:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Residential real estate impairment	$331,344	$347,498	$13,558
Harmon Hotel & Spa impairment	279,222	—	—
Finite-lived intangible asset impairment charge	—	37,078	—
Other, net	3,594	1,809	—

	$614,160	$386,385	$13,558

Upon completion of the Mandarin Oriental and Veer residential inventory during 2010, we were required to carry our residential inventory at the lower of its carrying value or fair value less costs to sell. We estimated fair value of our residential inventory using a discounted cash flow analysis based on management’s then-current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units under contract and new unit sales, the absorption rate over discrete sell-out periods extending through 2017, and the discount rate. These estimates were subject to management’s judgment and are highly sensitive to changes in the market and economic conditions, including the estimated absorption period, which included a forecasted increase in the pace of sales, beginning in 2011, driven we believe by our recently implemented incentive programs. In the event we do not meet sales forecasts, additional impairment charges may be recognized, which could be material to our financial statements. We recorded residential impairment charges of $331 million during 2010.

Our discounted cash flow analyses during 2010 assumed a 3% annual growth rate in sale price beginning in 2012 through estimated sell out periods. We used a discount rate of approximately 18-19%, which is based on what we believe a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow.

During the third quarter of 2010, we determined that it is unlikely that the Harmon will be completed using the building as it now stands. As a result, we recorded an impairment charge of $279 million related to construction in progress assets.

During 2009, we were required to review our real estate under development (“REUD”) for impairment, mainly due to management’s September 2009 decision to discount the prices of its residential condominium inventory by 30%. This decision and related market conditions led to management’s conclusion that the carrying value of the REUD was not recoverable based on estimates of undiscounted cash flows. As a result, the Company was required to compare the fair value of its REUD to its carrying value and record an impairment charge for the shortfall. Fair value of REUD was estimated using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of $347 million of the REUD in 2009.

Non-operating Results

The following table summarizes information related to interest on our long-term debt:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Senior Credit Facility including pay-in-kind interest	$122,389	$101,779	$14,668
Member notes including discount amortization	97,626	101,346	47,201
Amortization of debt issuance costs and other	33,577	29,956	4,957
Interest capitalized	(12,861)	(226,070)	(66,826)

	$240,731	$7,011	$—

See “Liquidity and Capital Resources — Principal Debt Arrangements” for discussion of our long-term debt. Capitalized interest was $13 million during 2010 and related to certain components of CityCenter which were completed in the first quarter. Capitalized interest was $226 million and $67 million in 2009 and 2008, respectively. Prior to opening in December 2009, all interest expense was capitalized during the construction phase of the project. Gross interest expense was $254 million in 2010, which includes amortization of member notes discount and debt issuance costs. Gross interest expense was $233 million and $67 million in 2009 and 2008, respectively.

Liquidity and Capital Resources

Nine Months Ended September 30, 2011 and 2010

Cash Flows — Operating Activities

Our trends in operating cash flows generally follow trends in operating income, excluding non-cash charges and capital expenditures related to our residential operations, which are presented as uses of cash within operating activities. Net cash provided by operating activities was $89 million for the first nine months of 2011 compared to $201 million of net cash used in operating activities for the first nine of 2010. Cash used in operating activities in 2010 primarily related to operating losses and expenditures for residential real estate.

Cash Flows — Investing Activities

Net cash used in investing activities was $146 million for the first nine months of 2011, and primarily related to funding of an interest escrow account in connection with our January financing transactions, as well as capital expenditures of $46 million primarily made in connection with construction payments related to settlements with subcontractors. Net cash used in investing activities for the first nine months of 2010 was $270 million and primarily related to development activities and payment of construction obligations.

Cash Flows — Financing Activities

Net cash of $189 million provided by financing activities in the nine months ended September 30, 2011 was due to the January 2011 financing transactions as well as cash contributions from Members. Additionally, in September 2011, we paid off $50 million on our Senior Credit Facility. See further discussion under “Principal Debt Arrangements.” Net cash provided by financing activities of $465 million during the nine months ended September 30, 2010 included $33 million of equity contributions from Infinity World and equity contributions under the MGM Resort’s completion guarantee of $408 million.

Years Ended December 31, 2010, 2009 and 2008

Cash Flows — Operating Activities

Net cash used in operating activities was $152 million for 2010. Cash flows from operating activities includes construction expenditures related to our residential inventory which was partially offset by net proceeds received from closings of residential sales. We require a certain amount of cash on hand to operate our resorts. At December 31, 2010, we had approximately $78 million of cash and cash equivalents, of which $2 million related to development cash funded by MGM Resorts under the completion guarantee and was designated for payment of development related expenditures.

Net cash used in operating activities was $865 million in 2009 and $564 million in 2008. Cash used in operating activities in 2009 and 2008 primarily related to preopening expenses and expenditures for residential real estate in both periods.

Cash Flows — Investing Activities

Net cash used in investing activities was $454 million for 2010, and primarily related to project construction costs. Net cash used in investing activities was $1.4 billion and $2.8 billion for 2009 and 2008, respectively, and primarily related to project construction costs in both periods.

Cash Flows — Financing Activities

Net cash provided by financing activities of $595 million for 2010 included contributions under the MGM Resorts completion guarantee of $250 million and $336 million of equity contributions from the Members. Equity contributions included amounts funded under the MGM Resorts completion guarantee in excess of the $250 million. In addition, each of the Members made capital contributions of $32.5 million in July 2010. The contribution from MGM Resorts was made through a reduction in our payable to them so it was reflected as a non-cash item. A portion of Infinity World’s cash contribution was used to repay an additional portion of the amounts we owed to MGM Resorts for costs that it had previously paid on our behalf.

Net cash provided by financing activities was $2.3 billion and $3.2 billion for 2009 and 2008, respectively. As of December 31, 2009 the required equity commitments from the Members had been fully funded and the entire $1.8 billion available under the existing credit facility had been fully drawn.

Principal Debt Arrangements

In January 2011 we entered into a series of transactions to refinance our long term indebtedness as discussed in “Executive Overview — Liquidity and Financial Position.” As of September 30, 2011, we had approximately $2.5 billion of long-term debt, including $450 million related to our Senior Credit Facility, $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017, and Member notes with a carrying value of $543 million, net of a $580 million discount. Accrued PIK interest on the second lien notes was $49 million as of September 30, 2011. Interest on the Senior Credit Facility is based on a LIBOR margin of 6.50%, with a 1% floor, and a base rate margin of 5.50% with respect to base rate loans.

The Senior Credit Facility contains certain covenants that, among other things and subject in each case to certain specified exceptions, limit our ability and that of our restricted subsidiaries: (i) to incur additional indebtedness; (ii) to make restricted payments; (iii) to incur restrictions on the ability of restricted subsidiaries to make distributions, loans or transfers of assets to us or any restricted subsidiary; (iv) to enter into, create, assume or suffer to exist any liens; (v) to sell assets; (vi) to apply the net proceeds from certain events of loss; (vii) to enter into transactions with affiliates; and (viii) to merge or consolidate with, or dispose of all or substantially all assets to, a third party. The Senior Credit Facility also contains certain financial covenants, which require us to maintain a minimum interest coverage ratio (EBITDA to interest charges as defined in the agreement) of (i) 1.10 to 1.0 for the quarter ending September 30, 2012; (ii) 1.15 to 1.0 for the quarter ending December 31, 2012; (iii) 1.25 to 1.0 for the quarters ending March 31, 2013 and June 30, 2013; and (iv) 1.50 to 1.0 for all quarters thereafter. In addition, the Senior Credit Facility limits our capital expenditures to, subject to certain limited exceptions, no more than $50 million per year (with unused amounts in any fiscal year rolling over to the next fiscal year, but not any fiscal year thereafter).

The indentures governing the First Lien Notes and Second Lien Notes also each contain covenants that, among other things and subject in each case to certain specified exceptions, limit our ability and that of our restricted subsidiaries: (i) to incur additional indebtedness; (ii) to make restricted payments; (iii) to incur restrictions on the ability of restricted subsidiaries to make distributions, loans or transfers of assets to us or any restricted subsidiary; (iv) to enter into, create, incur, assume or suffer to exist any liens; (v) to sell assets; (vi) to apply the net proceeds from certain events of loss; (vii) to enter into transactions with affiliates; and (viii) to merge or consolidate with, or dispose of all or substantially all assets to, a third party.

As of December 31, 2010, Member notes of $547 million, including accrued interest, were payable to each Member bearing interest at a rate of 3.42% compounding semi-annually, maturing in September 2016, and were subordinate to the Prior Senior Credit Facility. Due to the below market interest rate, interest was imputed on the Member notes at an estimated market rate of LIBOR plus 10%. At issuance in 2008, a discount in the amount of $352 million was recorded on the Member notes with the offset to Members’ equity based on the present value of expected cash flows. In connection with the entry into the Senior Credit Facility, we issued to each of the Members restated Member notes (the “restated Member notes”), each in the principal amount of $547 million, representing the principal and accrued but unpaid interest currently owing under each of the Member notes. The maturity date under each of the restated Member notes was extended to January 15, 2018 and the stated interest rate remained the same. We recorded an additional discount of $409 million in the first quarter of 2011 related to the restated Member notes based on estimated market rate of approximately 15%. The discount is being amortized as interest over the expected life of the notes using the effective interest method. The restated Member notes are subordinate to each of the First Lien Notes, the Second Lien Notes and the Senior Credit Facility, and all interest thereunder will be payable solely in kind. The obligations under the restated Member notes are unsecured and are not guaranteed by any third party.

Off Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table summarizes our scheduled contractual obligations for the year ending December 31, 2010 after giving effect to the January 2011 debt transaction noted above:

	2011	2012	2013	2014	2015	Thereafter
	(In thousands)
Long-term debt(1)	$—	$—	$—	$—	$500,000	$1,500,000
Long-term debt — related parties	—	—	—	—	—	1,113,356
Estimated interest payments on long-term debt(2)(3)(4)	69,297	106,750	106,646	106,646	70,708	854,350
Capital leases	323	323	323	82	—	—
Operating leases	1,827	1,768	1,782	1,507	1,522	495
Other purchase obligations
Entertainment(5)	31,720	7,930	—	—	—	—
Construction commitments	77,927	—	—	—	—	—
Other	6,671	1,857	1,912	1,970	2,029	20,159

	$187,765	$118,628	$110,663	$110,205	$574,259	$3,488,360

(1)	Long-term debt reflects obligations after giving effect to our January 2011 transaction restructuring our long term debt. As of December 31, 2010, we had outstanding debt of $1.8 billion under the Senior Credit Facility of which $69 million matured in 2011 and $1.78 billion matured in 2012.
(2)	Assumes all interest on the $600 million 10.750%/11.500% second lien PIK toggle notes and Member Notes is pay-in-kind until due. If we elect to pay interest entirely in cash, our interest payments would be $76 million per year higher for the years ending December 31, 2013, 2014 and 2015, and $324 million lower for the period thereafter.
(3)	We have $101 million in restricted cash currently deposited in an interest escrow account designated for payment of interest on the Senior Credit Facility and $900 million 7.625% first lien notes.
(4)	Interest on the Senior Credit Facility is variable rate. Projected interest payments are based on the current applicable interest rates.
(5)	Consists of required minimum contractual payments under our agreement with Cirque du Soleil for the Viva ELVISTM production show.

See “Executive Overview” for discussion of our liquidity and financial position and ability to meet known obligations.

Critical Accounting Policies and Estimates

Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our consolidated financial statements. To prepare our consolidated financial statements in accordance with GAAP, we must make estimates and assumptions that affect the amounts reported in the consolidated financial statements. We regularly evaluate these estimates and assumptions, particularly in areas we consider to be critical accounting estimates, where changes in the estimates and assumptions could have a material effect on our results of operations, financial position or cash flows.

Allowance for Doubtful Casino Accounts Receivable

We issue credit in the form of “markers” to approved casino customers following investigations of credit worthiness. Marker play represents a significant portion of the table games volume at Aria. We maintain strict controls over the issuance of markers and aggressively pursue collection from those customers who fail to pay their marker balances timely. These collection efforts are similar to those used by most large corporations when dealing with overdue customer accounts, including the mailing of statements and delinquency notices, personal contacts, the use of outside collection agencies and civil litigation. Markers are generally legally enforceable instruments in the United States. At September 30, 2011 and December 31, 2010, approximately 22% and 43% of our casino accounts receivable was owed by customers from the United States, respectively. Markers are not legally enforceable instruments in some foreign countries, but the United States assets of foreign customers may be reached to satisfy judgments entered in the United States.

We maintain an allowance, or reserve, for doubtful casino accounts, which we record as an operating expense. We regularly evaluate the allowance for doubtful casino accounts. We apply standard reserve percentages to aged account balances under a specified dollar amount and specifically analyze the collectability of each account with a balance over the specified dollar amount, based on the age of the account, the customer’s financial condition, collection history and any other known information. We also monitor regional and global economic conditions and forecasts to determine if reserve levels are adequate.

The collectability of unpaid markers is affected by a number of factors, including changes in currency exchange rates and economic conditions in the customers’ home countries. Because individual customer account balances can be significant, the associated allowance for doubtful casino accounts can change significantly between periods, as information about a certain customer becomes known or as changes in a region’s economy occur.

As of September 30, 2011, a 100 basis point change in the allowance for doubtful accounts as a percentage of casino accounts receivable would change net loss by less than $1 million.

Fixed Asset Capitalization and Depreciation Policies

Property and equipment are stated at cost, except for assets MGM Resorts contributed upon formation of the joint venture with Infinity World, which were adjusted by a 50% step-up for their fair value at that time. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets. We capitalize direct costs of construction projects, including fees paid to architects and contractors, and property taxes. In addition, interest costs associated with the project are capitalized as part of the cost of the project. Capitalization of interest starts when construction activities begin and ceases when construction is substantially complete or development activity is suspended for more than a brief period.

We must make estimates and assumptions when accounting for capital expenditures. Whether an expenditure is considered a maintenance expense or a capital asset is a matter of judgment. When constructing or purchasing assets, we must determine whether existing assets are being replaced or otherwise impaired, which may be a matter of judgment. Our depreciation expense is highly dependent on the assumptions we make about our assets’ estimated useful lives. We determine the estimated useful lives based on our experience with similar assets, engineering studies, and our estimate of the usage of the asset. Whenever events or circumstances occur that change the estimated useful life of an asset, we account for the change prospectively.

Impairment of Long-lived Assets and Residential Real Estate

We evaluate our property and equipment and residential real estate for impairment based on our classification as a) held for sale or b) to be held and used. Several criteria must be met before a long-lived asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. Specifically, residential real estate must be considered as held and used while under development and held for sale when construction of the asset is substantially complete. For assets classified as held for sale, we recognize the asset at the lower of carrying value or fair market value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. For assets to be held and used, we review for impairment whenever indicators of impairment exist. We then compare the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. All recognized impairment losses, whether for assets to be held for sale or assets to be held and used, are recorded as operating expenses.

There are several estimates, assumptions and decisions in measuring impairments of long-lived assets. First, management must determine the usage of the asset. To the extent management decides that an asset will be sold, it is more likely that an impairment may be recognized. Assets must be tested at the lowest level for which identifiable cash flows exist. This means that some assets must be grouped, and management has some discretion in the grouping of assets. Future cash flow estimates are, by their nature, subjective and actual results may differ materially from our estimates.

We review our major long-lived assets to determine if events have occurred or circumstances exist that indicate a potential impairment. We estimate future cash flows using our internal budgets. When appropriate, we discount future cash flows using a weighted-average cost of capital, developed using a standard capital asset pricing model, based on guideline companies in our industry.

See “Results of Operations” for discussion of write-downs and impairments of long-lived assets recorded in 2011 and 2010. Other than mentioned therein, we are not aware of events or circumstances that would cause us to review any material long-lived assets for impairment.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Our primary exposure to market risk is interest rate risk associated with our Senior Credit Facility, as limited by our interest rate cap agreement. Giving effect to the Senior Credit Facility, a 100 basis-point increase in LIBOR above the applicable interest rate floor in our Senior Credit Facility would increase our annual interest cost by approximately $5 million. The following table provides additional information about our gross long-term debt subject to changes in interest rates:

Market risk with maturities for calendar years ending December 31:

	2011	2012	2013	2014	2015	Thereafter	Total	FV @ September 30, 2011
	(In thousands)
Fixed rate (excluding Member notes)	$—	$—	$—	$—	$—	$1,548,726	$1,548,726	$1,438,853
Average interest rate	N/A	N/A	N/A	N/A	N/A	11.73%	11.73%
Fixed rate Member notes	$—	$—	$—	$—	$—	$1,122,953	$1,122,953	$542,726
Average interest rate	N/A	N/A	N/A	N/A	N/A	3.42%	3.42%
Variable rate	$—	$—	$—	$—	$450,000	$—	$450,000	$427,500
Average interest rate	N/A	N/A	N/A	N/A	7.50%	N/A	7.50%

BUSINESS

Overview

General

CityCenter is located on approximately 67 acres at the heart of the Las Vegas Strip, between the Bellagio and Monte Carlo resorts. Construction of CityCenter was commenced in 2004 and CityCenter opened in stages beginning in December 2009.

CityCenter consists of the following components:

•

Aria: a 50-story 4,004-room casino resort featuring a 150,000-square-foot casino; an 1,800-seat showroom which is home to Viva ELVISTM, a Cirque du Soleil production celebrating the legacy of Elvis Presley; a 90,000-square-foot spa; and approximately 300,000 square feet of technologically advanced conference and convention space. Aria features numerous world-class nightclubs and restaurants with acclaimed chefs, including Masa Takayama, Shawn McClain, Michael Mina, Julian Serrano and Jean-Georges Vongerichten.

•

Crystals: an approximately 329,000 leasable-square-foot retail complex designed by renowned architects Daniel Libeskind and David Rockwell and home to sophisticated retail shops, including several flagship stores such as Louis Vuitton, Prada, Gucci, Tiffany & Co., Ermenegildo Zegna, and TOM FORD. Crystals also has a roster of dynamic restaurants including Beso, Mastro’s Ocean Club, Social House, Todd English P.U.B. and Wolfgang Puck Pizzeria & Cucina.

•	Mandarin Oriental: a 47-story non-gaming boutique hotel that features 392 guestrooms and 225 luxury residential units.

•

Vdara: a 57-story non-gaming, eco-friendly, smoke-free hotel that features 1,495 hotel and condominium-hotel units, a full service wellness spa, salon and fitness center, and Silk Road, a modern and innovative restaurant by Chef Martin Heierling.

•	Veer: twin 37-story residential glass towers located in the heart of CityCenter containing 669 luxury high-rise condominium units.

We were formed in 2007 as an equally owned joint venture between MGM Resorts and Infinity World. Through various management agreements, MGM Resorts is responsible for our day-to-day operations and provides all of our staffing resource needs and is reimbursed by us for the cost of such services. Prior to our formation in 2007, MGM Resorts owned and controlled the development of the property now constituting CityCenter, with construction on the facilities at CityCenter beginning in June 2006. We commenced substantially all of our operations in late 2009 and began closing the sale of residential condominium units in January 2010.

As of September 30, 2011, CityCenter includes the following properties:

Property	Slots	Tables	Hotel Rooms		Residential Condominiums		F&B Outlets	Retail Square Footage(5)		Convention Square Footage(5)
Aria Resort & Casino	2,007	132	4,004		—		25	33,900		300,000
Mandarin Oriental, Las Vegas	—	—	392		225	(1)	5	—		12,000
Vdara Hotel & Spa	—	—	1,339	(2)	156	(2)	3	—		18,000
Crystals	—	—	—		—		7	329,000	(3)	—
Veer Towers	—	—	—		669	(4)	—	—		—
Total	2,007	132	5,735		1,050		40	362,900		330,000

(1)	As of September 30, 2011, 63 units have been sold and closed.

(2)	Vdara includes 1,495 condo-hotel units. As of September 30, 2011, 156 units have been sold and closed, of which 95 units were contracted to participate in a hotel rental program managed by the Company. The remaining 1,339 unsold units are currently being utilized as company-owned hotel rooms.
(3)	Total current leasable square footage at Crystals is approximately 329,000 square feet. Approximately 265,000 square feet is occupied and open for business. The leasable square footage does not include approximately 82,000 square feet of storage area and approximately 33,000 square feet of additional retail space being held for future development.
(4)	As of September 30, 2011, 226 units have been sold and closed.
(5)	All square footage figures shown are approximate.

We have seven operating segments: Aria, Vdara hotel operations, Mandarin Oriental hotel operations, Crystals, Vdara residential, Mandarin Oriental residential and Veer. Each of Vdara and Mandarin Oriental have both a hotel and a residential operating segment. We determined our segments based on the nature of the products produced and services provided. We have aggregated residential operations into one reportable segment, given the similar economic characteristics and business of selling high-rise condominiums to high-end customers. All other operating segments are reported separately. Our operating segments do not include the ongoing activity associated with closing out our construction costs and certain corporate administrative costs. Our financial statements contain additional information regarding segment performance.

CityCenter’s Properties

Aria

Aria, located in the heart of CityCenter, is one of the largest buildings in the United States to earn the LEED Gold certification from the US Green Building Council.

Casino

Aria offers a 150,000-square-foot casino containing approximately 2,007 slot machines, 132 table games, 37 live poker tables and a simulcast race book facility. Aria offers 14 types of table games, including blackjack, craps, roulette, baccarat, pai gow, and a variety of novelty and other games.

Aria seeks to attract the higher-end gaming customer through a variety of offerings. Carta Privada, the high-limit gaming area, is one of Aria’s most distinct features. Baccarat, along with the Salon Privé’s six custom semi-private gaming salons, offer our highest-end gamblers an intimate gaming experience. The Salon Privé provides private dining, a lounge and butler service. The Deuce gaming lounge offers gaming in an ultra-lounge setting.

Aria is the first property on the Las Vegas Strip to use server-based gaming to manage its slot machines. This allows us to customize our slot offering on the casino floor based on game type and denomination. This also enables QuickPay technology, which allows automatic jackpot processing and improves the slot customer experience by eliminating paperwork and gaming downtime.

Hotel

Aria’s hotel consists of 3,436 standard guest rooms that average 520 square feet. 568 additional suites feature separate living areas and bedrooms offering additional space for guests to relax or entertain.

Dining

Aria is home to 16 restaurants, including 9 fine dining restaurants offering an array of culinary experiences, as well as a variety of more casual dining options including a buffet, an outdoor café and a sports bar and grill.

Aria owns each of the restaurants located within the resort. Aria has entered into restaurant management agreements with the operators of six of our fine dining restaurants, consisting of BARMASA/Shaboo, Sage,

Julian Serrano, Jean Georges Steakhouse, Sirio Ristorante, AMERICAN FISH, and UNION Restaurant & Lounge. Aria also has a management agreement for Jean Philippe Patisserie. Under the terms of these agreements, each restaurant operator is generally responsible for the day-to-day management and oversight of such restaurant’s operations. As the owner, Aria is responsible for all expenses of constructing, opening, operating, furnishing, supplying, marketing, and maintaining each restaurant. In exchange for services rendered under the restaurant management agreements, each restaurant operator is entitled to a management fee, consisting of a base fee equal to a percentage of gross restaurant revenue plus an incentive fee equal to a percentage of net restaurant profits.

Nightlife, Bars & Lounges

Aria offers a variety of bars and lounges targeted at various customers. Aria owns each of the bars and lounges located within the resort, and has entered into management agreements with The Light Group to operate four of them.

Spa & Salon

Aria’s 80,000-square-foot spa features 62 treatment rooms, which include three spa suites, and offers a full complement of treatments, massage therapies, couples massages, skin care, hydrotherapy, and tanning treatments. The spa includes a full service exercise facility featuring a complete line of Cybex weight machines and free weights, cardiovascular equipment and exercise movement studios.

Convention and Meeting Space

The ballrooms, meeting rooms, and pre-function space within Aria can accommodate gatherings of all sizes, ranging from 10 to 5,000 attendees. There are four ballrooms; three of which feature fully functioning theatrical stages. All four ballrooms can be configured into smaller separate meeting rooms.

In addition to the four ballrooms, there are 38 meeting rooms, including two boardrooms, ranging from 800 to 2,000 square feet. Level one features 11 meeting rooms, level two has 12 meeting rooms, and level three offers 13 meeting rooms and two separate boardrooms. All meeting rooms feature built-in audio visual systems with high-definition video projectors and each level has two registration desks with attached office space.

Retail

Aria offers a collection of specialty boutiques that offer fashions, jewelry and accessories from a variety of name brand designers.

Vdara

Vdara is an all-suite condo-hotel and spa. The 1,495 suites within Vdara include open floor plans in one-, two- and corner-bedroom suites, and two-story penthouse suites. Vdara features an 18,000-square-foot, two-level spa, salon, champagne bar, and fitness center, and also contains over 10,000 square feet of ground-level conference space.

As of September 30, 2011, 156 of Vdara’s 1,495 total units have been sold as condo-hotel units. Because a significant percentage of Vdara’s units remain unsold, Vdara is currently primarily being operated as a traditional hotel. Owners are able to contribute their units to a rental program managed by CityCenter, under which lease revenue is split between the unit owners and CityCenter. As of September 30, 2011, 95 units were contracted to participate in this rental program. The remaining 1,339 unsold units are currently being utilized as company-owned hotel rooms.

Mandarin Oriental

Mandarin Oriental is a luxury hotel with 392 hotel rooms as well as 225 residential condominium units located at the forefront of CityCenter. The hotel has a 27,000-square-foot, two-level spa and a 7,650-square-foot ballroom that can host up to 600 guests. The residential condominium units located at the Residences at Mandarin Oriental range in size from approximately 1,100 square feet to 4,000 square feet. As of September 30, 2011, 63 units have been sold and closed.

Crystals

Crystals is a 329,000-leasable-square-foot retail, dining and entertainment district located within CityCenter. Crystals offers a number of luxury brands and high-end couture, and its retail tenants include Louis Vuitton, Prada, Gucci, and Tiffany & Co.

As of September 30, 2011, there are a total of 50 leased spaces at Crystals, with an additional three spaces that we are currently using for our own retail offerings. Crystals consists of approximately 329,000 square feet of current leasable area, of which approximately 265,000 square feet is occupied and open for business.

Veer

Veer Towers has a combined 669 residences in its two 37-story glass towers. Veer features modern, loft-like residences available in studios, deluxe studios, one, two and three bedroom flats and penthouses ranging from 500 to nearly 3,400 square feet. As of September 30, 2011, 226 units have been sold and closed.

Casino Resort Competition

CityCenter is located between Bellagio and Monte Carlo and competes with other luxury properties. We compete with existing resorts operating on the Las Vegas Strip, including Caesars Palace, Wynn Resorts’ Wynn Las Vegas and Encore and Las Vegas Sands’ Venetian and Palazzo. In addition, we expect to compete with new projects that are expected to be constructed, as well as with other existing resorts that have been announced or have commenced construction of expansion projects. Cosmopolitan, a new hotel-casino situated between CityCenter and the Bellagio, opened in December 2010. According to the LVCVA, this project and other smaller projects are expected to add approximately 3,746 rooms to the Las Vegas market by the end of 2012. In addition, there are several stalled projects that currently have no determined opening date, including Boyd Gaming’s Echelon Place and Fontainebleau Las Vegas.

CityCenter also competes, to some extent, with other hotel casino facilities, riverboat casinos, racetrack casinos and Native American gaming facilities in Nevada, California, Atlantic City, New Jersey and several other states, with hotel casino facilities in Macau and elsewhere in the world, with state lotteries and with Internet gaming. In 2006, the Macau market surpassed Las Vegas in gaming revenues and may increasingly compete with resorts in Las Vegas for Asian gaming customers, including high-rollers, as the Cotai Strip and the surrounding areas continue to be developed. New or renovated casinos in Macau, Singapore and other destinations in Asia could draw Asian gaming customers, including high-rollers, away from Las Vegas. In addition, casino-style gaming in states with recently approved legislation and on tribal lands continues to expand and is a significant competitive force. The current global trend toward liberalization of gaming restrictions and resulting proliferation of gaming venues could result in a decrease in the number of visitors to CityCenter by attracting customers close to home and away from Las Vegas, which could adversely affect our financial condition, results of operations or cash flows.

CityCenter also competes to some extent with other forms of gaming on both a local and national level, including state-sponsored lotteries, on- and off-track wagering and card parlors. The expansion of legalized gaming to new jurisdictions throughout the United States will also increase competition. If gaming is legalized in jurisdictions near our property or our target markets where it currently is not permitted, we will face additional competition.

Regulation and Licensing

The gaming industry is highly regulated, and we must maintain our licenses and pay gaming taxes to continue our operations. By virtue of Aria’s operations, we and Aria are subject to extensive regulation under the laws, rules and regulations of Nevada. These laws, rules and regulations generally concern the responsibility, financial stability and character of the owners, managers, and persons with financial interest in the gaming operations.

In addition to gaming regulations, our businesses are subject to various federal, state and local laws and regulations of the United States and Nevada. These laws and regulations include, but are not limited to, restrictions and conditions concerning alcoholic beverages, environmental matters, employment and immigration, currency transactions, taxation, zoning and building codes, marketing and advertising, timeshare, lending, privacy, telemarketing, and regulations applicable under the Office of Foreign Asset Control and the Foreign Corrupt Practices Act. Such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. From time to time, we may be subject to regulatory actions, fines, penalties, and potential criminal prosecution. Any material changes, new laws or regulations, or material differences in interpretations by courts or governmental authorities or material regulatory actions, fines, penalties, or criminal prosecution could adversely affect our business and operating results.

Nevada Gaming Regulations

The ownership and operation of Aria is subject to the Nevada Gaming Control Act and the regulations of the Nevada Commission (collectively, the “Nevada Act”) and various local regulations. Our gaming operations are subject to the licensing and regulatory control of the Nevada Commission, the Nevada Board and the Clark County Liquor and Gaming Licensing Board (the “local authority”). The Nevada Commission, the Nevada Board, and the local authority are collectively referred to as the “Nevada gaming authorities”.

The laws, regulations and supervisory procedures of the Nevada gaming authorities are based upon declarations of public policy that are concerned with, among other things:

•	the prevention of unsavory or unsuitable persons from having direct or indirect involvement with gaming at any time or in any capacity;

•	the establishment and maintenance of responsible accounting practices;

•

the maintenance of effective controls over the financial practices of licensees, including the establishment of minimum procedures for internal fiscal affairs and the safeguarding of assets and revenues;

•	providing reliable record keeping and requiring the filing of periodic reports with the Nevada gaming authorities;

•	the prevention of cheating and fraudulent practices; and

•	providing a source of state and local revenues through taxation and licensing fees.

Any change in the laws, regulations and supervisory procedures of the Nevada gaming authorities could have an adverse effect on our gaming operations, our business, and our results of operations.

Aria Resort & Casino Holdings, LLC (“Aria Resort”) is required to be licensed by the Nevada gaming authorities to conduct gaming within Aria. The gaming license requires the periodic payment of fees and taxes and is not transferable. Aria Resort is also licensed as a manufacturer and distributor of gaming devices. Aria

Resort & Casino, LLC is also required to be licensed by the Nevada gaming authorities as the key employee (manager) of Aria. Until such time as we become a registered public company, we are required to be registered by the Nevada Commission as an intermediary company and sole member of CityCenter Land, LLC (“CityCenter Land”). CityCenter Land is required to be registered by the Nevada Commission as an intermediary company and sole member of Aria Resort. Project CC, LLC is required to be registered by the Nevada gaming authorities as an intermediary company and as a sole member of Aria Resort & Casino, LLC and as our 50% member. Infinity World Development Corp., is required to be registered by the Nevada gaming authorities as an intermediary company and as our 50% member. Each of our members’ shareholders, members, or general partners, as relevant, are required to registered with the Nevada Commission and found suitable to hold interests in the relevant entity. The foregoing entities are referred to as the “Nevada registered entities.” Each of the Nevada registered entities has obtained from the Nevada gaming authorities the various registrations, approvals, permits and licenses required in order to hold interests in Aria Resort.

We cannot complete the public offering of any securities, including the exchange offer, until we become registered with the Nevada Commission as a “publicly traded company” (a “registered public company”) and have obtained the prior approval of the Nevada Commission for the proposed offering. On November 17, 2011 we were registered as a publicly traded company and approved to make the exchange offer. Such approval does not constitute a finding, recommendation or approval by the Nevada Commission or Nevada Board as to the accuracy or adequacy of this prospectus. Any representation to the contrary is unlawful.

No person may become a member of us or of Aria Resort, or become a member, shareholder or general partner as relevant of a Nevada registered entity without first obtaining required licenses and approvals from the Nevada gaming authorities. No person may receive any percentage of profits from Aria Resort, directly or indirectly, without first obtaining licenses and approvals from the Nevada gaming authorities. Aria Resort and the Nevada registered entities have obtained from the Nevada gaming authorities the various registrations, approvals, permits and licenses required in order to engage in gaming activities at Aria Resort.

The Nevada gaming authorities may investigate any person that has a material relationship to, or material involvement with, us, the Nevada registered entities or Aria Resort to determine whether such individual is suitable or should be licensed as a business associate of a gaming licensee. Officers, directors and certain key employees of Aria Resort must file applications with the Nevada gaming authorities and may be required to be licensed by the Nevada gaming authorities. Persons serving in officer, director and key employee positions for us or the Nevada registered entities who are actively and directly involved in the gaming activities of Aria Resort may be required to be licensed or found suitable by the Nevada gaming authorities. The Nevada gaming authorities may deny an application for licensing or a finding of suitability for any cause they deem reasonable. A finding of suitability is comparable to licensing, and both require submission of detailed personal and financial information followed by a thorough investigation. The applicant for licensing or a finding of suitability, or the gaming licensee by which the applicant is employed or for whom the applicant serves, must pay all the costs of the investigation. Changes in licensed positions must be reported to the Nevada gaming authorities, and in addition to their authority to deny an application for a finding of suitability or licensure, the Nevada gaming authorities have jurisdiction to disapprove a change in a corporate position.

If the Nevada gaming authorities were to find an officer, director or key employee unsuitable for licensing or to continue having a relationship with us, the Nevada registered entities or Aria Resort, we, the Nevada registered entities or Aria Resort, as applicable, would have to sever all relationships with that person. In addition, the Nevada Commission may require us, the Nevada registered entities or Aria Resort to terminate the employment of any person who refuses to file appropriate applications. Determinations of suitability or of questions pertaining to licensing are not subject to judicial review in Nevada.

We, the Nevada registered entities and Aria Resort are required to submit detailed financial and operating reports to the Nevada Commission. Substantially all of our and Aria Resort’s material loans, leases, sales of securities and similar financing transactions must be reported to or approved by the Nevada gaming authorities.

If the Nevada Commission determined that we, the Nevada registered entities or Aria Resort violated the Nevada Act, it could limit, condition, suspend or revoke, subject to compliance with certain statutory and regulatory procedures, the relevant registrations or the Nevada gaming licenses of Aria. In addition, we, the Nevada registered entities and Aria Resort and the persons involved could be subject to substantial fines for each separate violation of the Nevada Act at the discretion of the Nevada Commission. Further, a supervisor could be appointed by the Nevada Commission to operate Aria Resort and, under certain circumstances, earnings generated during the supervisor’s appointment (except for the reasonable rental value of the gaming establishments) could be forfeited to the State of Nevada. Limitation, conditioning or suspension of any gaming license or the appointment of a supervisor could (and revocation of any gaming license would) materially adversely affect our gaming operations.

Each proposed beneficial holder of our units, the equity securities of the Nevada registered entities (except MGM and Mirage Resorts, Incorporated) and of Aria Resort, regardless of the number of units owned, is required to file an application, be investigated, and have his, her or its suitability as a beneficial holder of the voting securities determined by the Nevada Commission. Amendments to the Nevada Gaming Control Act made in the 76th (2001) Legislative Session may allow certain limited partners and members of limited liability companies to hold up to 5% of the equity interests of those entities. The Nevada Commission is considering regulations to implement such changes. Until such amendments are adopted, the applicability of the amendments to us, the registered entities and Aria Resort is uncertain. Any proposed transfer, sale or disposition of an interest in us, the Nevada registered entities or Aria Resort is void if not approved by the Nevada Commission. The applicant must pay all costs of investigation incurred by the Nevada gaming authorities in conducting any such investigation.

If the beneficial holder of voting securities who must be found suitable is a corporation, partnership or trust, it must submit detailed business and financial information including a list of beneficial owners. The applicant is required to pay all costs of investigation.

The Nevada Commission may, in its discretion, require the holder of any of our debt securities, including the notes, to file an application, be investigated and be found suitable to hold the debt security. If the Nevada Commission determines that a person is unsuitable to own such security, then pursuant to the Nevada Act, we can be sanctioned, including the loss of our approvals, if without the prior approval of the Nevada Commission, we:

•	pay to the unsuitable person any dividend, interest, or any distribution whatsoever;

•	pay the unsuitable person remuneration in any form; or

•	make any payment to the unsuitable person by way of principal, redemption, conversion, exchange, liquidation or similar transaction.

If a holder of notes fails to apply or become licensed or qualified or is found unsuitable, we shall have the right, at our option:

•

to require the holder to dispose of its notes or beneficial interest therein within 30 days of receiving notice of our election or such earlier date as may be requested or prescribed by the Nevada or other gaming authorities; or

•

to redeem the notes at a redemption price equal to (1) the lesser of (a) the holder’s cost, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability or failure to comply or (b) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date and the date of the finding of unsuitability or failure to comply, which may be less than 30 days following the notice of redemption if so requested or prescribed by a Nevada or other gaming authority; or (2) such other amount as may be required by a Nevada or other gaming authority.

We will not be responsible for any costs or expenses incurred by any such holder or beneficial owner in connection with its application for a license, qualification or finding of suitability.

Restrictions on the transfer of the equity securities of the Nevada registered entities and of Aria Resort and agreements not to encumber such equity securities require the prior approval of the chairman of the Nevada Board in order to be effective. The chairman of the Nevada Board has approved the restrictions on the transfer of the equity securities of the Nevada registered entities and of Aria Resort in relation to the notes. The pledge of the equity interests of entities licensed or registered in Nevada are not effective without the prior approval of the Nevada Commission. The pledge of the equity interests of the registered entities and of Aria Resort in relation to the notes was approved by the Nevada Commission on May 19, 2011.

The collateral agents may not exercise their rights under the pledge of our units in Aria Resort without the prior approval of the Nevada gaming authorities. Such prior approval would require that the collateral agents or their successor in interest (and the owners, key employees, directors, and managers, as the case may be) receive the same licenses and findings of suitability as are applicable to us in order to operate Aria Resort. In addition, the collateral agent may not foreclose on gaming collateral that consists of gaming devices, cashless wagering systems or mobile gaming devices under the Nevada Act without first notifying the Nevada gaming authorities. The ability of the collateral agent to transfer any gaming collateral consisting of gaming devices, cashless wagering systems or mobile gaming devices will be subject to restrictions under both the Nevada Act and federal laws applicable to the sale or transfer of gaming devices.

We are required to maintain a current ownership ledger in Nevada that may be examined by the Nevada gaming authorities at any time. Our, the Nevada registered entities and Aria Resort’s organizational documents must bear a legend indicating that the equity securities of the relevant entity are subject to the Nevada Act and that the sale, assignment or transfer of any equity security is void unless approved in advance by the Nevada Commission.

License fees and taxes, computed in various ways depending on the type of gaming or activity involved, are payable to the State of Nevada and to the local authorities. Depending upon the particular fee or tax involved, these fees and taxes are payable either monthly, quarterly or annually and are based upon either:

•	a percentage of the gross revenues received;

•	the number of gaming devices operated; or

•	the number of table games operated.

The tax on gross revenues received is generally 6.75%. A live entertainment tax is also paid on charges for admission to any facility where certain forms of live entertainment are provided. Aria also pays certain fees and taxes to the State of Nevada.

The sale of alcoholic beverages by the Nevada licensed subsidiaries is subject to licensing, control and regulation by the applicable local authorities. All licenses are revocable and are not transferable. The agencies involved have full power to limit, condition, suspend or revoke any such license, and any such disciplinary action could (and revocation would) have a material adverse effect upon our operations.

Intellectual Property

Our principal intellectual property consists of, among others, the CityCenter, Aria, Vdara, Veer, and Crystals trademarks, all of which have been registered in the United States. We have also registered or applied to register numerous other trademarks in connection with our operations. These trademarks are brand names under which we market our properties and services. We consider these brand names to be important to our business since they have the effect of developing brand identification. We believe that the name recognition, reputation and image that we have developed attract customers to our facilities. Once granted, our trademark registrations are of perpetual duration so long as they are used and periodically renewed. It is our intent to pursue and maintain our trademark registrations consistent with our goals for brand development and identification.

Seasonality

Our results of operations do not tend to be seasonal in nature, though a variety of factors can affect the results of any interim period, including the timing of major Las Vegas conventions, the amount and timing of marketing and special events for our high-end customers, and the level of play during major holidays. Our significant convention and meeting facilities typically allow us to maximize hotel occupancy and customer volumes during off-peak times, such as mid-week or during traditionally slower leisure travel periods, which also leads to better labor utilization.

Employees

We do not have employees. Instead, we have entered into several agreements with MGM Resorts pursuant to which MGM Resorts assigns certain of its employees to CityCenter to provide for its day-to-day operation and management. Pursuant to these management agreements, as of September 30, 2011, there were approximately 8,500 MGM Resorts employees at CityCenter, all of which are employees of MGM Resorts, and approximately 4,100 of these employees are covered by collective bargaining agreements. For a further discussion of the management agreements entered into with MGM Resorts, see “Certain Related Party Transactions.”

Legal Proceedings

Construction litigation

In March 2010, Perini Building Company, Inc., general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of MGM Resorts which was the original party to the Perini construction agreement) and certain of our direct or indirect subsidiaries. Perini asserts that CityCenter was substantially completed, but that defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charges the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini’s ability to complete the Harmon Hotel & Spa component, and fraudulent inducement of Perini to compromise significantly amounts due for its general conditions. The complaint advances claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys’ fees and costs.

In April 2010, Perini served an amended complaint in this case which joins as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), adds a count for foreclosure of Perini’s recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserts the priority of this mechanic’s lien over our interests and the interests of the Condo Owner Defendants and our lenders.

We and the other defendants dispute Perini’s allegations, and contend that we are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to us, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon Hotel & Spa component, property damage and Perini’s failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation our management conducted an extra-

judicial program for settlement of subcontractors’ claims. We have resolved the claims of the majority of subcontractors, with only several remaining for further proceedings along with trial of Perini’s claims and our Harmon-related counterclaim and other claims by us against Perini and its parent guarantor, Tutor Perini. In December 2010, Perini recorded an amended notice of lien reducing its lien to approximately $313 million. As of September 30, 2011, we believe we are entitled to a further reduction of $113 million based on payments made to settle certain subcontractor claims.

We and the other defendants will continue to vigorously assert and protect our interests in the Perini lawsuit. Our construction payable balance of $43.6 million as of September 30, 2011 reflects our best estimate of amounts that we will be required to pay in connection with the claims Perini has asserted on behalf of the subcontractors that worked on CityCenter. Except for such amounts, we believe that a loss with respect to the compensatory damages, punitive damages or attorneys’ fees and costs sought by Perini is neither probable nor reasonably possible. Any proceeds we may realize related to the defendants’ counterclaims (a portion of which would be payable to the Members on a priority basis as reimbursement for certain costs incurred by the Members) cannot be reasonably estimated at this time.

Other litigation

We are a party to various other legal proceedings that relate to construction and development matters and operational matters incidental to our business. We do not believe that the outcome of such proceedings will have a material effect on our consolidated financial statements. We maintain an Owner Controlled Insurance Program (“OCIP”) during the construction and development process. Under the OCIP, certain insurance coverages may cover a portion of our general liability, workers compensation, design error, and other potential liabilities.

MANAGEMENT

Management of the Company resides with a six-person Board of Directors, three of whom are appointed by each of the Members in their sole discretion.

We do not have employees. Instead, we have entered into several agreements with MGM Resorts pursuant to which MGM Resorts assigns certain of its employees to CityCenter to provide for its day-to-day operation and management. See “Description of Certain Related Party Transactions — Management Agreements.” As a result, the compensation information provided herein (except for that of our directors) reflects the compensation program established by the compensation committee of the MGM Resorts board of directors (the “MGM Board,” and such compensation committee, the “MGM Compensation Committee”) in place to compensate MGM Resorts’ officers as of December 31, 2010, except as otherwise indicated.

The following table sets forth the name, age and position, as of September 30, 2011, of individuals who are our current directors and those individuals who have policy-making authority with respect to our operations.

Name and Principal Position	Age
James J. Murren	49
Chairman of the Board of Directors; Chairman, Chief Executive Officer and President of MGM Resorts
Robert H. Baldwin	61
Director, President and Chief Executive Officer of CityCenter
William P. McBeath	47
Director, President and Chief Operating Officer of Aria
H.E. Hamad Mubarak Mohd Buamim	37
Director
William W. Grounds	55
Director
Chris O’Donnell	54
Director
Christopher Nordling	51
Executive Vice President and Chief Financial Officer of CityCenter
William Boasberg	40
Senior Vice President and Chief Financial Officer of Aria
William J. Hornbuckle	54
Chief Marketing Officer of MGM Resorts

James J. Murren has served as a member of our Board of Directors since August 2007 and as Chairman of our Board of Directors since January 2009. Mr. Murren also serves as the Chairman and Chief Executive Officer of MGM Resorts International and has served in such capacities since December 2008. He previously served as President and Chief Operating Officer of MGM Resorts International from August 2007 to December 2008. Prior to that, Mr. Murren was the President, Chief Financial Officer and Treasurer of MGM Resorts International for more than five years and has been with MGM Resorts International for more than ten years. He first became a director of MGM Resorts International in 1998. Before joining MGM Resorts International, Mr. Murren was the Managing Director and Co-Director of Research for Deutsche Morgan Grenfell and Director of Research and Managing Director for Deutsche Bank. He is a member of the board of directors of and the compensation committee of Delta Petroleum Corporation. Mr. Murren is the co-founder, current director and board committee member of the Nevada Cancer Institute, a non-profit organization providing cancer research and care.

Robert H. Baldwin has served as a director and CityCenter’s President and Chief Executive Officer since August 2007. Mr. Baldwin is also the Chief Design and Construction Officer of MGM Resorts International and has held such position since August 2007. He has served as a member of the board of directors of MGM Resorts

International since 2000. Mr. Baldwin has been the President of our managing member, Project CC, since March 2005, and President and Chief Executive Officer of our managing member since August 2007. Prior to that, Mr. Baldwin served as the President and Chief Executive Officer of Mirage Resorts, Incorporated from June 2000 to August 2007. He was the President and Chief Executive Officer of Bellagio, LLC or its predecessor from June 1996 to March 2005.

William P. McBeath has served as the President and Chief Operating Officer of Aria since October 2007 and has served as a director since December 2009. Mr. McBeath also oversees the operations of Vdara. During Mr. McBeath’s tenure with MGM Resorts International, which began in April 1987, he has served as the President and Chief Operating Officer of three of its then premier properties — The Mirage, Treasure Island, since sold, and Bellagio. Mr. McBeath is also very active in the Las Vegas community, serving as a member of the board of directors of Las Vegas Events. He has previously served as a member of the board of directors, compensation committee, as its chairman, and audit committee for the Las Vegas Convention Center.

H. E. Hamad Mubarak Mohd Buamim has served as a member of the CityCenter Board of Directors since May 2011. He serves as a Director of Infinity World Investments LLC, Infinity World Cayman Investments Corporation, Infinity World (Cayman) Holding, and Infinity World Holding, Ltd. Baumim is the Director General of Dubai Chamber of Commerce & Industry since November 2006. He has also served as a Member of the Board of Directors of Dubai World since December 2010, Chairman of Emirates NBD Capital since February 2010, and Chairman of National General Insurance since March 2011. Previously, Mr. Baumim served as a Member of the Board of Directors of Emirates NBD Bank from July 2007 to June 2011.

William Grounds has served as a director and as President and Chief Operating Officer of Infinity World Development Corp since November 2009, and has served as a member of the CityCenter Board of Directors since December 2009. Mr. Grounds commenced his role with Infinity World in April 2008 and is based in Las Vegas. Before joining Infinity World, Mr. Grounds held senior executive positions with a number of firms, including with Investa Property Group Ltd., a private equity real estate funds management firm, from April 2002 to May 2007, MFS Ltd. from June 2007 to March 2008, and Lend Lease Corporation, a real estate development and construction firm, where he was also a board member of Lend Lease Property Services Pty Ltd. Mr. Grounds is also currently a board member of Grand Avenue L.A. LLC, a mixed use development joint venture with The Related Companies.

Chris O’Donnell has served as a member of the CityCenter Board of Directors since August 2007. Mr. O’Donnell is the President and Chief Executive Officer of Infinity World Investments LLC, and was the Chief Executive Officer of Nakheel PJSC, an entity that specializes in the development of both commercial and residential real estate, until the expiration of his contract in June 2011. Mr. O’Donnell continues to serve as a member of the Board of Directors of Infinity World Investments LLC, Infinity World Cayman Investments Corporation, Infinity World (Cayman) Holding, and Infinity World Holding Ltd. He also served as a member of the Board of Directors of Kerzner International Holdings Limited from April 2008 to May 2010 and Kerzner Istithmar Holding Company Limited from March 2008 to May 2010 (Atlantis – The Palm). Prior to joining Nakheel PJSC in 2006, Mr. O’Donnell spent five years as the Managing Director at Investa Property Group in Australia, and has held other senior executive positions with prominent Australian organizations.

Christopher Nordling has served as our Executive Vice President and Chief Financial Officer since September 2007. Mr. Nordling also served as the Executive Vice President and Chief Financial Officer of Mirage Resorts from 2005 to 2007. Prior to that, Mr. Nordling served as the Executive Vice President and Chief Financial Officer of Bellagio from 2000 to 2005. He was the Senior Vice President of Finance of The Mirage from February 1997 to November 2000.

William Boasberg has served as the Senior Vice President and Chief Financial Officer of Aria since August 2010. During Mr. Boasberg’s tenure with MGM Resorts International, which began in April 2005, he has served as Senior Vice President and Chief Financial Officer of several other Las Vegas properties, including Excalibur and Luxor, The Mirage, and New York New York. Mr. Boasberg’s past experience also includes serving in executive positions at gaming properties outside MGM Resorts International, including at Flamingo Las Vegas from November 2003 to April 2005 and at Bally’s New Orleans from July 1995 to December 2000. He also served as a consultant for KPMG from January 2001 to November 2003.

William J. Hornbuckle has served as Chief Marketing Officer of MGM Resorts since August 2009. He served as President and Chief Operating Officer of Mandalay Bay Resort & Casino from April 2005 to August 2009. He served as President and Chief Operating Officer of MGM MIRAGE — Europe from July 2001 to April 2005. He served as President and Chief Operating Officer of MGM Grand Las Vegas from October 1998 to July 2001.

Compensation Discussion and Analysis

As noted above, we do not have employees. As a result, the compensation information provided herein reflects the compensation program established by the MGM Compensation Committee to compensate certain officers of MGM Resorts and two of its wholly owned subsidiaries, Aria Resort & Casino, LLC (referred to herein as “Aria LLC”) and MGM Resorts International Operations, Inc. (referred to herein as “MGM Operations”), as in place on December 31, 2010. This section describes the 2010 compensation of the individuals who have been designated as our principal executive officer (Mr. Baldwin), principal financial officer (Mr. Nordling) and the three most highly compensated executive officers who have policymaking authority with respect to CityCenter (Messrs. Murren, McBeath and Hornbuckle). Messrs. Baldwin, Nordling, Murren, McBeath and Hornbuckle are collectively referred to herein as the Company’s “Named Executive Officers.” See “ — MGM Resorts’ Roles in Establishing Compensation.”

All of the compensation described herein was paid by MGM Resorts, Aria LLC or MGM Operations, as applicable, and not by us. Pursuant to management agreements described in more detail under “Description of Certain Related Party Transactions,” we reimburse MGM Resorts for direct costs associated with its management activities under these agreements, including employee compensation expenses (subject to certain limitations). However, the agreements provide that no portion of the compensation paid to Messrs. Baldwin, Murren and Hornbuckle is allocated to or reimbursable by us.

Executive Summary

The MGM Compensation Committee’s primary objectives in setting compensation for executives are to attract talented and experienced executives and retain their services on a long-term basis; motivate the executives to achieve MGM Resorts’ and CityCenter’s annual and long-term strategic goals; align the interests of the executives with the interests of CityCenter and MGM Resorts and its stockholders; and encourage the executives to balance the management of long-term risks and long-term performance with yearly performance.

Key highlights of the MGM Compensation Committee’s executive compensation program include the following:

•

For named executives of MGM Resorts (Messrs. Baldwin, Murren and Hornbuckle), performance objectives are set each year under MGM Resorts’ Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers (the “Incentive Plan”) for awards of non-equity incentive compensation. Messrs. Nordling and McBeath do not participate in the Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers, but are eligible to receive discretionary annual bonuses under the terms of their employment agreements.

•

Performance objectives are set each year under MGM Resorts’ Amended and Restated 2005 Omnibus Incentive Plan for vesting of restricted stock units awarded to the Named Executive Officers, which objectives are based on a percentage of the MGM Resorts’ EBITDA (as determined as described below).

•

Under MGM Resorts’ Amended and Restated 2005 Omnibus Incentive Plan, the Named Executive Officers receive an allocation of 75% stock appreciation rights and 25% restricted stock units in order to focus these executives on long-term stockholder value.

•

Equity-based compensation to the Named Executive Officers is granted primarily under a policy adopted by the MGM Compensation Committee in 2008 that reduces unintended discrepancies in equity-based compensation and further aligns the interests of MGM Resorts’ executives with those of its stockholders by including a performance-based component with respect to equity-based awards to such executives.

•

In the future, other than tax gross-ups that are required to be paid under existing employment agreements and gross-ups of taxes associated with health plan coverage, the MGM Compensation Committee does not intend to approve further tax gross-ups.

•

Awards made under MGM Resorts’ Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers, which as noted above, applies to Messrs. Baldwin, Murren, and Hornbuckle, are subject to a clawback policy that mandates repayment in certain instances when there is a restatement of MGM Resorts’ financial statements for the fiscal year for which a bonus is paid.

•

Base salaries of the Named Executive Officers generally remain unaltered through the term of their employment agreements unless the executive’s role or responsibility materially changes. However, with respect to Mr. Nordling, his salary increases incrementally through the term of his employment pursuant to his employment agreement. In addition, Mr. McBeath’s salary increased from $1,033,000 to $1,100,000 over the term of his employment agreement because of additional duties and responsibilities attendant to his position and the value and importance of services that he will provide in the future. See “ — Elements of Compensation – Base Annual Compensation.”

•

Salary levels of the Named Executive Officers are set to assist MGM Resorts and its subsidiaries in retaining the services of their executive officers to develop and implement its strategic plans while also reflecting the minimum annual compensation that is appropriate based on each executive’s past and anticipated contributions to MGM Resorts’ and its subsidiaries’ business.

•

The MGM Compensation Committee retains the right to reduce or eliminate any executive’s award under MGM Resorts’ Amended and Restated Annual Performance-Based Incentive Plan for Executive Officers, which applies to Messrs. Baldwin, Murren, and Hornbuckle, in its sole and absolute discretion if it determines that such a reduction or elimination is appropriate with respect to the executive’s performance or any other factors material to the plan.

MGM Resorts’ Roles in Establishing Compensation

MGM Compensation Committee. The MGM Compensation Committee is responsible for establishing, implementing and reviewing the compensation program for MGM Resorts, including for each of the Named Executive Officers. The compensation for the Named Executive Officers is presented in the tables that follow this Compensation Discussion and Analysis, beginning with the “Summary Compensation Table.”

The MGM Compensation Committee, among other things, recommends the executive compensation policy to the MGM Board, determines compensation of the Named Executive Officers, determines the performance criteria and incentive awards to be granted pursuant to the Incentive Plan and administers and approves the granting of equity-based awards under MGM Resorts’ Amended and Restated 2005 Omnibus Incentive Plan (the “Omnibus Incentive Plan”). The MGM Compensation Committee’s authority and oversight extends to total compensation, including base salaries, bonuses, non-equity incentive awards, equity-based awards and other forms of compensation.

Executive Officers. In carrying out its functions, the MGM Compensation Committee obtains recommendations from certain executive officers of MGM Resorts or its subsidiaries with respect to various elements of compensation, including, but not limited to, determining the employees to whom share-based awards are granted. The MGM Compensation Committee consults with certain of the executive officers to obtain performance results, legal and regulatory guidance, and market and industry data that may be relevant in determining compensation. In addition, the MGM Compensation Committee consults with MGM Resorts’ Chief Executive Officer regarding performance goals and the performance of executive officers. Furthermore, the MGM Resorts Chief Executive Officer meets with the Chair of the MGM Compensation Committee and MGM Resorts’ Lead Independent Director to discuss the Chief Executive Officer’s performance during the prior year, including with respect to strategic planning, geographical and market expansion, management of new operations, projects and investments, succession planning and interactions and working relations with the MGM Board.

Other than in connection with negotiating their respective employment agreements and other than with respect to participation by MGM Resorts’ Chief Executive Officer in connection with determining the performance criteria for his annual bonus under MGM Resorts’ Incentive Plan, the executive officers do not participate in determining the amount and type of compensation they are paid. Instead, the MGM Compensation Committee’s assessment of the individual performance of the Named Executive Officers is based primarily on the MGM Compensation Committee’s independent observation and judgment of the responsibilities, duties, performance and leadership skills of the Named Executive Officers as well as MGM Resorts’ and its subsidiaries’ overall performance.

Outside Consultants. The MGM Compensation Committee periodically engages outside consultants on various compensation-related matters. The MGM Compensation Committee has the authority to engage the services of independent legal counsel and consultants to assist the MGM Compensation Committee in analyzing and reviewing the compensation policies, the elements of compensation, and the aggregate compensation to the Named Executive Officers. In 2010, the MGM Compensation Committee engaged outside consultants as follows:

•

Deloitte & Touche LLP was engaged by the MGM Compensation Committee to perform certain agreed upon procedures in connection with the MGM Compensation Committee’s review of the achievement of the financial goals set pursuant to the Incentive Plan and the corresponding non-equity incentive awards payable to the MGM named executive officers under such plan.

•

Frederic W. Cook & Co., Inc. (“FW Cook”), an independent compensation consultant that performs services only for the MGM Compensation Committee, was engaged by the MGM Compensation Committee to assist the MGM Compensation Committee with various projects, including the design of the bonus targets under the Incentive Plan, the award of long-term equity incentives, and compliance with Section 162(m) of the Internal Revenue Code of 1986, as amended.

Objectives of Compensation Program

The MGM Compensation Committee’s primary objectives in setting total compensation and the elements of compensation for each of the Named Executive Officers are to:

•	attract talented and experienced executive officers and retain their services on a long-term basis;

•	motivate the Named Executive Officers to achieve annual and long-term strategic goals;

•	align the interests of the Named Executive Officers with the interests of MGM Resorts, its subsidiaries, and its stockholders; and

•	encourage the Named Executive Officers to balance the management of long-term risks and long-term performance with yearly performance.

Certain Factors in Determining Compensation

Employment Agreements. MGM Resorts, Aria LLC, and MGM Operations, as applicable, have entered into employment agreements with each of the Named Executive Officers. The MGM Compensation Committee believes these agreements are necessary for the continued availability of the Named Executive Officers in developing and implementing MGM Resorts’ and its subsidiaries’ strategic plans. The employment agreements determine the annual base salaries, severance and other benefits for the Named Executive Officers, as further described below.

MGM Resorts Incentive Plan. As further described below, the MGM Compensation Committee adopts performance goals on an annual basis, including specific performance objectives, and establishes computation formulas or methods for determining each participant’s non-equity incentive award for that year under the Incentive Plan. MGM Resorts’ Chief Executive Officer participates in determining the performance criteria for his annual bonus under the Incentive Plan. The MGM Compensation Committee has no discretion to increase the amount of any participant’s award as determined by the formula, but even if the performance goals are met for any particular year, the MGM Compensation Committee may reduce or eliminate any participant’s award if it determines, in its sole and absolute discretion, that such a reduction or elimination is appropriate with respect to the participant’s performance or any other factors material to the goals, purposes, and administration of the Incentive Plan. In December 2010, the MGM Compensation Committee determined that it would not reduce or eliminate any of the participants’ awards for fiscal year 2010. Messrs. Baldwin, Murren, and Hornbuckle participate in the Incentive Plan. Messrs. Nordling and McBeath do not participate in this plan, but are eligible for discretionary, annual incentive bonuses pursuant to their employment agreements.

Impact of Tax Rules. Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), disallows a tax deduction to public companies for compensation over $1 million paid to such company’s chief executive officer and its three other highest paid executive officers other than its chief financial officer. Qualifying performance-based compensation is not subject to the $1 million deduction limitation if certain requirements are met. The MGM Compensation Committee has determined that a substantial portion of the potential compensation payable to the Named Executive Officers on an annual basis should be based on the achievement of performance-based targets or otherwise qualify as deductible under Section 162(m) of the Internal Revenue Code. Awards to these individuals under MGM Resorts’ Incentive Plan and certain annual grants of equity-based compensation they receive under MGM Resorts’ Omnibus Incentive Plan are intended to satisfy the requirements for qualifying performance-based compensation under Section 162(m) so that compensation paid pursuant to these awards and grants will be tax deductible. However, interpretations of and changes in applicable tax laws and regulations as well as other factors beyond the control of the MGM Compensation Committee can affect deductibility of compensation, and there can be no assurance that compensation paid to the Named Executive Officers who are covered by Section 162(m) will be deductible. In addition, the MGM Compensation Committee reserves the right to use its judgment to authorize payment of compensation that may not be deductible when the MGM Compensation Committee believes that such payments are appropriate and in the best interests of MGM Resorts and its subsidiaries, taking into consideration changing business conditions, the performance of its employees, and other relevant factors. In this regard, in 2010, the MGM Compensation Committee approved discretionary cash bonuses to certain Named Executive Officers, as discussed below.

Targeted Overall Compensation and Peer Group Review. In order to assess whether the compensation awarded to executive officers is fair and reasonable, the MGM Compensation Committee periodically gathers and reviews data regarding the compensation practices and policies of other public companies in MGM Resorts’ industry. The peer group compensation data is reviewed as a check for the MGM Compensation Committee to determine whether the compensation paid to executive officers is generally competitive with that paid to the executive officers of MGM Resorts’ peer group companies. The MGM Compensation Committee does not, however, annually adjust the compensation paid to executive officers based on this information.

The relevant information for members of the peer group is gathered from publicly available proxy data, which data generally reflects only the compensation paid by these companies in years prior to their disclosure. When reviewing the compensation of the executive officers of the peer group, the MGM Compensation Committee compares the market overlap, results of operations, stockholders’ equity and market capitalization of the peer group with that of MGM Resorts. In addition, the MGM Compensation Committee also reviews the total compensation, as well as the amount and type of each element of such compensation, of the executive officers of the peer group with duties and responsibilities comparable to those of its executive officers. In 2010, the MGM Compensation Committee reviewed the compensation data of the following companies:

•	Boyd Gaming Corporation

•	International Game Technology

•	Las Vegas Sands Corporation

•	Marriott International, Inc.

•	Starwood Hotels & Resorts Worldwide, Inc.

•	Wynn Resorts, Limited

Elements of Compensation

Base Annual Compensation. The Named Executive Officers’ employment agreements provide for annual base salaries as described under “Certain Factors in Determining Compensation — Employment Agreements” and “Summary Compensation Table,” and each Named Executive Officer generally remains at the annual base salary under his applicable employment agreement for the term of the agreement unless his role or responsibilities materially change. However, Mr. Nordling’s employment agreement provides for a base salary that incrementally increases over time from $575,000 at the start of his employment term in 2009 to $625,000 during the third year of his employment term. In connection with finalizing the employment agreements (including any amendments to such agreements) with the Named Executive Officers, the MGM Compensation Committee approved the annual base salaries set forth in such agreements that it believed would be required to retain the services of the Named Executive Officers for the term of the employment agreements and to reflect the minimum annual compensation that is appropriate for each of them based on their past and anticipated contributions to MGM Resorts’ business. In 2010, Mr. Baldwin’s annual base salary was increased from $1,500,000 to $1,650,000, Mr. Hornbuckle’s annual base salary was increased from $900,000 to $1,100,000, and Mr. McBeath’s salary was increased from $1,033,000 to $1,100,000, in each case because of the additional duties and responsibilities attendant to their positions and the value and importance of the service that they will provide in the future, and, in the case of Mr. Hornbuckle, $100,000 of his raise was due to an automatic salary increase contemplated by his former employment agreement. Mr. Nordling’s salary was increased from $575,000 to $600,000 (and will increase an additional $25,000 next year) as contemplated by his employment agreement.

Non-Equity Incentive Awards. MGM Resorts’ non-equity incentive awards under the Incentive Plan, when appropriate, are determined by the MGM Compensation Committee after the end of the fiscal year. For fiscal year 2010, only an individual who (i) at any time during the taxable year served as the chief executive officer of MGM Resorts or acted in such capacity, or (ii) was among the four highest compensated executive officers of the MGM Resorts, other than the chief executive officer, and was designated by the Compensation Committee participated in the Incentive Plan. Following the approval of the MGM Resorts Amended and Restated Incentive Plan in 2011, eligible participants in the Incentive Plan include only those executive officers of MGM Resorts who are (i) among the MGM named executive officers in MGM Resorts’ annual proxy statements, and (ii) employees of MGM Resorts who may become a “covered employee” within the meaning of Section 162(m) of the Internal Revenue Code and such other employees, in each case, as determined by the MGM Compensation Committee in its discretion. With respect to the Named Executive Officers, only Messrs. Baldwin, Murren, and Hornbuckle participated in this plan in 2010. Messrs. Nordling and McBeath were and are not eligible to participate in the Incentive Plan; however, these executives are eligible for discretionary annual bonuses under the terms of their employment agreements.

Within 90 days of the beginning of each calendar year, the MGM Compensation Committee establishes performance goals, including specific performance objectives based on MGM Resorts’ financial performance targets approved by the MGM Board and computation formulas or methods for determining each participant’s non-equity incentive award under the Incentive Plan for that year. For 2010, the MGM Compensation Committee established performance objectives based on a percentage of “EBITDA,” as defined by the MGM Compensation Committee and approved by the MGM Board for this purpose. For 2010, EBITDA consisted of corporate consolidated EBITDA excluding extraordinary items of MGM Resorts, determined under Generally Accepted Accounting Principles (“GAAP”) and excluding the following nonrecurring items: (i) gains or losses from the sale of operating properties, (ii) EBITDA attributable to operations of assets for the period prior to their disposal, (iii) gains or losses on insurance proceeds related to asset claims, (iv) certain asset write-downs or write-ups, gains or losses from acquisition, sale, disposition or exchange of MGM Resorts’ debt securities, and (v) certain legal and advisory fees. For 2010, the MGM Compensation Committee established the EBITDA target at $1,487,400,000, subject to potential downward adjustment in the case of certain discontinuances of operations (the “Performance Target”). The MGM Compensation Committee further determined that, in order for any grant to be earned under the Incentive Plan, the minimum performance measure during 2010 must have been at least $1,041,180,000 (70% of the Performance Target). In the event that 70% of the Performance Target was achieved, the participants would have been eligible to receive 50% of their target award. Thereafter, the awards would have increased on a sliding scale basis so that if, for example, 85% of the Performance Target was achieved, the participants would have been eligible to receive 75% of their target award, and if 100% of the Performance Target was achieved, the participants would have been eligible to receive 100% of their target award. Between 100% and 120% of the Performance Target, the bonus would have increased proportionately up to a maximum amount equal to 150% of the target bonus so that, for example, if 110% of the Performance Target was achieved, the participants would have been eligible to receive 125% of their target award. The MGM Compensation Committee set the target non-equity incentive awards under the Incentive Plan for 2010 as the following percentages of the participants’ applicable salaries at January 1, 2010: 200%, 150%, and 100% for Messrs. Murren, Baldwin, and Hornbuckle, respectively. Pursuant to the Incentive Plan, at or after the end of each calendar year, the MGM Compensation Committee is required to certify in writing whether the pre-established performance goals and objectives were satisfied for that year. For 2010, the MGM Compensation Committee performed this step in March 2011. In 2010, 72.8% of the Performance Target was achieved such that Messrs. Murren, Baldwin and Hornbuckle each received 54.6% of their target awards.

For 2011, the MGM Compensation Committee has determined that, in order for any annual non-equity incentive award to be earned under the Incentive Plan, the minimum EBITDA must be at least 70% of the targeted EBITDA for 2011, as approved by the MGM Compensation Committee and the MGM Board solely for the purposes of the Incentive Plan. For 2011, EBITDA calculated for purposes of the Incentive Plan will consist of corporate consolidated EBITDA excluding extraordinary items of MGM Resorts, determined under GAAP and excluding the following nonrecurring items: (i) gains or losses from the sale of operating properties, joint venture or partnership interests, and land; (ii) EBITDA attributable to operations of assets for the period prior to their disposal; (iii) gains or losses attributable to any consolidation of a joint venture or partnership in MGM Resorts’ financial statements; (iv) any write-down or write-up of the value of any portion of real estate or other capital assets or investments not disposed of; (v) gains or losses on insurance proceeds related to asset claims; (vi) gains or losses arising out of acquisitions, sales or dispositions, or exchanges of MGM Resorts’ debt securities; (vii) certain legal and advisory costs; (viii) gains from a potential initial public offering relating to MGM Resorts’ Macau joint venture; and (ix) EBITDA attributable to any entity acquired by MGM Resorts during 2011. The EBITDA target for purposes of the Incentive Plan will be adjusted downward in the case of certain discontinuances of operations and will also be adjusted accordingly if any entity currently accounted for under the equity method is subsequently accounted for on a consolidated basis. The MGM Compensation Committee set the target non-equity incentive awards under the Incentive Plan for 2011 as the following percentages of the participants’ applicable salaries at January 1, 2011: 200%, 163.63% and 125% for Messrs. Murren, Baldwin and Hornbuckle, respectively. Awards payable under the Incentive Plan for 2011 will be determined on the same sliding scale basis described above with respect to awards paid under the Incentive Plan for 2010. In determining the minimum performance measure and the target non-equity incentive award for 2011, the MGM Compensation Committee considered the EBITDA projected by management for 2011 in relation to the prior year’s performance, general economic conditions, the competitiveness of MGM Resorts’ executive compensation within the industry, and the anticipated value of the services to be provided by the participants. Based on the foregoing, the MGM Compensation Committee believed, at the time the target performance measure was set for 2011, that the target performance goals were attainable.

Prior to payment, awards determined under the Incentive Plan are subject to reduction or elimination in the sole discretion of the MGM Compensation Committee. The awards described above under the Incentive Plan are also subject to repayment (or “clawback”) in the discretion of the MGM Compensation Committee if there is a restatement of MGM Resorts’ financial statements for the fiscal year for which a bonus is paid, other than a restatement due to changes in accounting principles or applicable law, and the participant has received an “excess bonus” for the relevant fiscal year. An excess bonus generally equals the difference between the bonus paid to the participant and the payment or grant that would have been made based on the restated financial results. MGM Resorts intends to comply with the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and adopt a revised mandatory clawback policy that will require MGM Resorts, in the event of a restatement, to recover from current and former executives any incentive-based compensation, for the three years preceding the restatement, that would not have been awarded under the restated financial statements.

In addition, pursuant to his employment agreement, Mr. Murren was eligible to receive four equal cash awards of up to $4.25 million in the aggregate (each, an “Additional Cash Award” and collectively, the “Additional Cash Awards”) to be awarded pursuant to the Incentive Plan, with one of such Additional Cash Awards to become vested, subject to satisfaction of certain conditions, at the end of each of four six-month periods the first of which ended on September 30, 2009. Each of the Additional Cash Awards was deemed vested and earned at the end of the corresponding six-month period if the EBITDA of MGM Resorts (determined as described above) for such six-month period was equal to or higher than $350,000,000, subject to Mr. Murren’s continued employment through the end of such six-month period. Any Additional Cash Award that did not become vested and earned upon the end of the corresponding six-month period (solely as a result of the failure to meet the EBITDA target) was deemed vested and earned on any subsequent vesting date in the event that the average EBITDA for the six-month periods beginning on April 1, 2009 and ending on such subsequent vesting date was equal to or greater than such target EBITDA for the corresponding six-month period. The Additional Cash Awards that were vested and earned prior to March 31, 2011 were paid in April 2011, and the Additional Cash Awards that vested and became earned on March 31, 2011 were, subsequent to certification by the MGM Compensation Committee that the applicable goals had been achieved, paid within 90 days thereafter. MGM Resorts achieved EBITDA (determined as described above) of $467,570,000 and $567,947,000 for the six-month periods ended March 31, 2010 and September 31, 2010, respectively. As a result, Mr. Murren earned the $1,062,500 Additional Cash Award that vested March 31, 2010 and the $1,062,500 Additional Cash Award that vested September 30, 2010.

In addition, the MGM Compensation Committee has the ability to grant bonus awards outside of the Incentive Plan in the MGM Compensation Committee’s discretion; however, any such bonus payments may not be entitled to the same beneficial tax treatment provided with respect to the non-equity incentive awards under the Incentive Plan. Discretionary bonuses may be awarded in any amount that the MGM Compensation Committee deems appropriate. In March 2011, the MGM Compensation Committee determined to recommend to the non-management members of the MGM Board that MGM Resorts award a discretionary bonus to Mr. Hornbuckle. The non-management members of the MGM Board subsequently determined to award a discretionary bonus in the amount of $340,000, in connection with Mr. Hornbuckle’s efforts in 2010 related to executing capital raising transactions and other corporate initiatives and his other superior efforts as MGM Resorts’ Chief Marketing Officer. The MGM Compensation Committee also determined to recommend to the non-management members of the MGM Board that a discretionary bonus of $750,000 be awarded to Mr. Murren. The non-management members of the MGM Board subsequently determined to award such discretionary bonus to Mr. Murren, in connection with his superior leadership and efforts in 2010 related to MGM Resorts’ capital market transactions, amended credit facility, joint ventures, tax initiatives, legal matters, launch of MGM Resorts’ M Life loyalty program and various successful cost-saving and/or revenue-generating corporate initiatives. Discretionary bonuses of $250,000 and $500,000 were paid to Messrs. Nordling and McBeath, respectively, in 2010.

Equity-Based Compensation. The MGM Compensation Committee grants equity-based compensation under the Omnibus Incentive Plan, which allows for the issuance of various forms of equity-based compensation, such as stock options, stock appreciation rights (“SARs”), restricted stock, and restricted stock units (“RSUs”). The MGM Compensation Committee administers all aspects of the Omnibus Incentive Plan.

Equity-based compensation to employees, including the Named Executive Officers, is granted primarily under the equity-based compensation policy adopted by the MGM Compensation Committee in October 2008 (the “Annual Program”). Prior to the adoption of the Annual Program, the MGM Compensation Committee had granted equity-based awards in connection with milestone events, such as in connection with a new hire, employment contract renewal, significant promotions, and significant corporate transactions. The MGM Compensation Committee adopted the Annual Program to reduce unintended discrepancies in equity-based compensation resulting from varying exercise prices of SARs and stock options depending on the year of issue, to provide similar vesting schedules for employees receiving the same type of awards during any given year, and to further align the interests of certain executives, including the Named Executive Officers, with those of the stockholders by including a performance-based component with respect to equity-based awards to such executives.

The MGM Compensation Committee has determined to issue both SARs and RSUs under the Annual Program. Each SAR entitles the recipient to receive upon exercise a payment in stock equal to the appreciation in the value of a share of MGM Resorts stock from the date of issue to the date of exercise. Accordingly, the employee receives value from his or her SAR only if there is an increase in the value of a share. In contrast, each RSU entitles the holder to receive one share of MGM Resorts International stock at vesting. Thus, while an increase in the value of MGM Resorts stock increases the value of each RSU, an RSU has value even if there is no increase in the value of a share; an RSU thus has value as a retention incentive even if there is no increase in stock price. The MGM Compensation Committee has determined that a combination of both SARs and RSUs is the best design from an executive compensation perspective since this results in some retention incentive even when stock prices have not increased. As noted below, however, for more senior employees, 75% of the awards are in the form of SARs, in order to focus executive officers on long-term stockholder value. SARs and RSUs vest ratably over four years. This vesting schedule encourages holders of awards to balance short-term performance with the management of long-term risks and long-term performance.

In connection with the Annual Program, the MGM Compensation Committee reserves on an annual basis a pool of equity awards comprised of SARs and RSUs based on a number of “SARs-equivalent” awards. With respect to employees with annual base salaries equal to or greater than $250,000, including the Named Executive Officers, 75% of the SARs-equivalent awards were made in the form of SARs and 25% in the form of RSUs. With respect to employees with annual base salaries below $250,000, 50% of the SARs-equivalent awards will be made in the form of SARs and 50% in the form of RSUs.

The MGM Compensation Committee established performance objectives as part of the vesting criteria for RSUs issued to certain officers. The MGM Compensation Committee determined that, in order for any RSUs awarded to officers in 2010 to vest ratably over four years, MGM Resorts’ EBITDA for the six-month period ending on June 30, 2011 must be at least 50% of the targeted EBITDA as determined in the budget adopted by the MGM Board for such period, excluding certain predetermined items. For this purpose EBITDA is computed in the same manner as under the Incentive Plan.

In determining the size of the awards to be awarded to employees, the MGM Compensation Committee does not take into account an employee’s holdings of vested but unexercised awards, believing that calibrating future awards based on the holdings of previously vested but unexercised awards would create incentives for employees to exercise or sell shares subject to their prior grants. The MGM Compensation Committee also does not take into account the value realized by an employee during a fiscal year from the exercise of equity awards granted during a prior year, believing that value realized by an employee from the exercise of any such equity award relates to services provided during the year of the grant or of vesting and not necessarily during the year of exercise.

In connection with the Annual Program, the MGM Compensation Committee awarded equity-based compensation to the Named Executive Officers in 2010 as follows:

•	RSUs to Messrs. Murren, McBeath and Nordling in the amount of 35,000, 4,000 and 4,000, respectively.

•	SARs with an exercise price of $11.36 and in the amount of 262,500, 30,000 and 30,000 to Messrs. Murren, McBeath and Nordling, respectively.

The MGM Compensation Committee, in its discretion, may grant equity-based awards outside of the Annual Program in connection with a promotion or the approval of a new or revised employment agreement. In 2010, in connection with new employment agreements for Messrs. Baldwin and Hornbuckle, Mr. Baldwin was awarded 750,000 SARs with an exercise price of $13.18, and Mr. Hornbuckle was awarded 75,000 SARs with an exercise price of $11.36. The MGM Compensation Committee determined that, in light of the responsibility that has been assumed and will continue to be assumed by Messrs. Baldwin and Hornbuckle, a significant equity-based award in connection with their new employment agreements was necessary to sufficiently compensate such Named Executive Officers, and to assist MGM Resorts in the continued retention of their services. The SARs generally vest over a period of four years, with 25% vesting each year if such Named Executive Officer is employed on the vesting date (provided that each Named Executive Officer may be entitled to certain termination and/or change of control vesting and exercise protections as specified in the applicable grant agreement and/or employment agreement), and expire seven years from the date of the grant.

In connection with any award of stock options or SARs, the exercise price for such stock options or SARs is established as the closing price of MGM Resorts’ common stock on the NYSE on the day of the MGM Compensation Committee meeting on which such award is approved. With respect to a grant of an equity award to a new employee, although the MGM Compensation Committee may pre-approve the terms of employment — including the proposed equity compensation — offered to a potential new employee prior to the acceptance or commencement of the employment, such grant of stock options or SARs made in connection with such new employment is subject to approval by the MGM Compensation Committee and, if approved, occurs at the next scheduled meeting of the MGM Compensation Committee following the commencement of such employment, and the exercise price of stock options or SARs granted in connection with such employment is established as the closing price of MGM Resorts’ common stock on the NYSE on the date the MGM Compensation Committee awards such grant. With respect to equity awards granted in connection with the approval by the MGM Compensation Committee of a new or revised employment agreement, such grants are considered and, if approved, awarded at the regularly scheduled meeting of the MGM Compensation Committee during which such employment agreement is approved. The MGM Compensation Committee does not time the issuance or grant of any equity-based awards with the release of material, non-public information. In addition, we do not time the release of material non-public information for the purpose of affecting the value of equity awards.

MGM Resorts’ Retirement Benefits. As part of MGM Resorts’ overall benefits program, it has a traditional 401(k) plan as well as a nonqualified deferred compensation plan (the “DCP”). These programs have been designed to provide a measure of long-term security to the participants and to provide an additional incentive for the participants to remain with MGM Resorts.

MGM Resorts has a retirement savings plan under Section 401(k) of the Internal Revenue Code for eligible employees. The plan allows employees, including the Named Executive Officers, to defer, within prescribed limits, up to 30% (increasing to 75% beginning on January 1, 2011) of their income on a pre-tax basis through contributions to the plans.

MGM Resorts also maintains the DCP for certain key employees. The DCP allows participants to defer up to 50% their salary or 75% of their non-equity incentive awards on a pre-tax basis and accumulate tax-deferred earnings on their accounts. Until January 1, 2009, MGM Resorts matched up to 4% of the participants’ base salary, less any MGM Resorts contribution to the participants’ 401(k) account, which contribution vests ratably over a 3-year period. The contributions made by participants vest immediately. All of the Named Executive Officers except Mr. Baldwin are current participants in the DCP.

Perquisites and Other Benefits. As an owner and operator of full-service hotels, MGM Resorts is able from time to time to provide perquisites relating to hotel and related services, including security and in-town transportation, to the Named Executive Officers at little or no additional cost to MGM Resorts. MGM Resorts currently provides access to the fitness facilities located in the hotel in which a Named Executive Officer’s office is located. In addition, for MGM Resorts’ convenience and the convenience of its executive officers, MGM Resorts provides complimentary meals for business purposes at its restaurants to the Named Executive Officers. As shown below in the Summary Compensation Table, MGM Resorts also provides tax gross-ups to certain of its Named Executive Officers. Going forward, other than tax gross-ups that are required to be paid under existing employment agreements and gross-ups of taxes associated with health plan coverage, the MGM Compensation Committee does not intend to approve any further tax gross-ups.

Pursuant to their employment agreements and subject to certain conditions, Messrs. Murren and Baldwin are permitted to use the aircraft owned by MGM Resorts for business purposes. Additionally, Mr. Murren may request the personal use of such aircraft; however, MGM Resorts is not obligated to make the aircraft available for more than two personal round trips in any calendar year, subject to certain conditions and the aircraft’s availability. For the year ended December 31, 2010, MGM Resorts invoiced Mr. Murren a total amount of $66,921 in connection with 24 of Mr. Murren’s personal flights, which amount represents a portion of the costs associated with such flights and was reimbursed by Mr. Murren pursuant to a time sharing agreement. In 2010, the unreimbursed portion of the aggregate incremental costs associated with Mr. Murren’s personal use of MGM Resorts’ aircraft was $374,514 and $24,551 was imputed to his income.

In addition, the aggregate amount of premiums paid for group life insurance, short term disability insurance, long term disability insurance, business travel insurance, and health plan coverage and associated taxes on behalf of Messrs. Murren, Nordling, Baldwin, Hornbuckle and McBeath in 2010 was $108,673, $38,512, $24,660, $33,893 and $60,966, respectively. Further, pursuant to his employment agreement, Mr. Murren will receive an annual $100,000 payment to be applied to his life insurance premiums or such other use as he determines.

In 2010, MGM Resorts also paid legal fees equal to $36,319 on behalf of Mr. Baldwin in conjunction with the negotiation of his employment agreement with MGM Resorts.

Severance Benefits and Change of Control. In order to assist MGM Resorts, Aria LLC, and MGM Operations in retaining the services of the Named Executive Officers, the companies, as applicable, have agreed to provide them with severance benefits in the event that their employment is terminated for other than good cause, by the executives for good cause, by the respective companies as a result of death or disability or in the event of or in connection with a change of control (each scenario as defined in their respective employment agreements). The MGM Compensation Committee believes the services of the Named Executive Officers are extremely marketable, and that in retaining their services it is therefore necessary to provide assurances to the Named Executive Officers that their employment will not be terminated without cause unless their employer provides a certain level of severance benefits. When determining the level of the severance benefits to be offered in the employment agreements, the MGM Compensation Committee also considered the period of time it would normally require an executive officer to find comparable employment. The details of the specific severance benefits available under various termination or change of control scenarios for the Named Executive Officers are discussed in the “Potential Payments upon Termination or Change in Control” section below, along with an estimate of the amounts to be paid to each Named Executive Officer under each scenario.

Summary Compensation Table

The following table summarizes the compensation of the Named Executive Officers for the year ended December 31, 2010.

Name and Title	Year	Salary(A)	Bonus(B)	Stock Awards(C)	Stock Appreciation Rights and Option Awards(D)	Non-Equity Incentive Plan Compensation(E)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation(F)	Total
Robert H. Baldwin	2010	$1,648,187	$1,500,000	—	$5,745,000	$1,229,301	—	$60,979	$10,183,467
Principal Executive Officer of CityCenter, Chief Design and Construction Officer and Director of MGM Resorts

Christopher Nordling	2010	582,418	250,000	45,440	198,012	—	—	38,512	1,114,382
Principal Financial Officer of CityCenter

James J. Murren	2010	2,000,000	750,000	397,600	1,732,605	4,310,424	—	585,274	9,775,903
Chairman, Chief Executive Officer, President and Director of MGM Resorts

William P. McBeath	2010	1,074,500	500,000	45,440	198,012	—	—	60,966	1,878,918
President and Chief Operating Officer of Aria Resort & Casino, LLC

William J. Hornbuckle, IV	2010	1,003,736	340,000	—	495,030	491,720	—	33,893	2,364,379
Chief Marketing Officer of MGM Resorts

(A)	Effective December 13, 2010, MGM Resorts entered into a new employment agreement with Mr. Baldwin that provides for a term through December 13, 2014 and an annual base salary of $1,650,000. Pursuant to the new employment agreement, Mr. Baldwin’s new annual base salary retroactively became effective as of January 5, 2010, and in December 2010, MGM Resorts paid Mr. Baldwin a lump sum of approximately $140,770 to reflect the retroactive increase in base salary from January 5, 2010 to December 13, 2010, which is included in Mr. Baldwin’s 2010 salary reflected above. On September 14, 2009, MGM Operations entered into an employment agreement with Mr. Nordling that provides for a term through September 13, 2012 (with successive three-month automatic renewals, unless the agreement is otherwise terminated) and an annual base salary of $575,000 in the first year, $600,000 in the second year, and $625,000 in the third year. On April 6, 2009, MGM Resorts entered into a new employment agreement with Mr. Murren that provides for a term through April 7, 2013 and an annual base salary of $2,000,000. Pursuant to the new employment agreement, Mr. Murren’s new annual base salary retroactively became effective as of December 1, 2008, and in April 2009 the MGM Resorts paid Mr. Murren a lump sum of approximately $192,300 to reflect the retroactive increase in base salary from December 1, 2008 to April 6, 2009. $38,462, representing the portion of the lump sum payment attributable to the December 2008 retroactive increase, is included in Mr. Murren’s 2009 salary reflected above. On September 14, 2009, Aria LLC entered into an employment agreement with Mr. McBeath that provides for a term through September 15, 2013 (with successive three-month automatic renewals, unless the agreement is otherwise terminated) and an annual base salary of $1,033,000, which was subsequently increased to $1,100,000 in 2010. On September 14, 2010, MGM Resorts entered into a new employment agreement with Mr. Hornbuckle that replaces his prior agreement and provides for a term through September 13, 2013 (with successive three-month automatic renewals, unless the agreement is otherwise terminated) and an annual base salary of $1,100,000. For Messrs. Baldwin, Nordling and Hornbuckle, the amounts in this column do not reflect their full salaries at the end of 2010 because their respective salary increases became effective at times during 2010 and not at January 1, 2010. MGM Resorts does not provide additional director compensation to officers who serve on the MGM Board; therefore, the amounts reflected in this table do not represent additional compensation for services by Messrs. Baldwin and Murren as directors of MGM Resorts.
(B)	Pursuant to his new employment agreement, Mr. Baldwin was paid an additional cash bonus of $1,500,000 in 2010 for the completion of the CityCenter project, which is reported in the table as 2010 compensation. In 2011, in respect of their service in 2010, Messrs. Nordling, Murren, McBeath and Hornbuckle received discretionary bonuses of $250,000, $750,000, $500,000 and $340,000, respectively; these bonuses are reported in the table as 2010 compensation. In 2010, in respect of his service in 2009, Mr. Murren received a discretionary bonus of $500,000, reported in the table as 2009 compensation.

(C)	MGM Resorts RSUs were granted to Messrs. Nordling, Murren, and McBeath in 2010. The awards will be cancelled if certain performance criteria are not met during the 6 month period beginning January 1, 2011. At the grant date, MGM Resorts believed that it was probable that the performance criteria would be met and that Messrs. Nordling, Murren, and McBeath would remain employed through the date the grant would become fully vested by its terms, and accordingly, the full value of awards granted has been included. A detailed list of RSUs previously awarded to the Named Executive Officers and still outstanding is shown in the table below under “Outstanding Equity Awards at Fiscal-Year-End.”
(D)	MGM Resorts SARs were granted to all the Named Executive Officers in 2010. A detailed list of stock options and SARs previously awarded to the Named Executive Officers and still outstanding is shown in the table below under “Outstanding Equity Awards at Fiscal Year-End.” The amounts reflected in the table represent the grant date fair value computed in accordance with FASB ASC 718. These awards were valued using the Black-Scholes Model with assumptions as described in Note 12 to MGM Resorts’ consolidated financial statements, which are included in MGM Resorts’ Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 28, 2011.
(E)	Only Messrs. Baldwin, Murren, and Hornbuckle were eligible to participate in the Incentive Plan in 2010. The Incentive Plan provides for payments to be made at the MGM Compensation Committee’s discretion if MGM Resorts achieves a certain level of a defined performance measure, generally based on EBITDA adjusted for certain items. Based on results related to the target EBITDA, Messrs. Baldwin, Murren and Hornbuckle were awarded $1,229,301, $2,185,424 and $491,720, respectively, under the Incentive Plan. See “Compensation Discussion and Analysis” for a further discussion of the Incentive Plan. See also the “Grants of Plan-Based Awards” table for information about the performance-based grants under the Incentive Plan in 2010. The $1,062,500 Additional Cash Award that vested March 31, 2010 and the $1,062,500 Additional Cash Award that vested September 30, 2010 are also reflected in this column for Mr. Murren.
(F)	All other compensation for 2010 is composed of the following:

Name	Personal Use of MGM Resorts Aircraft(1)	Insurance Premiums and Benefits(2)	Other Perquisites(3)	Total Other Compensation
Mr. Baldwin	$—	$24,660	$36,319	$60,979
Mr. Nordling	—	38,512	—	38,512
Mr. Murren	374,514	108,673	102,087	585,274
Mr. McBeath	—	60,966	—	60,966
Mr. Hornbuckle	—	33,893	—	33,893

(1)	The amounts in this column represent the value of personal use of MGM Resorts’ aircraft, which was determined based on the aggregate incremental cost to MGM Resorts of $374,514 for Mr. Murren. Aggregate incremental cost for all years shown was calculated based on average variable operating cost per flight hour multiplied by flight hours for each Named Executive Officer, less any amounts reimbursed by such Named Executive Officer. The average variable operating cost per hour was calculated based on aggregate variable costs for each year, including fuel, engine reserves, trip-related repair and maintenance costs, travel expenses for flight crew, landing costs, related catering and miscellaneous handling charges, divided by the aggregate hours flown. Fixed costs, such as flight crew salaries, wages and other employment costs, training, certain maintenance and inspections, depreciation, hangar rent, utilities, insurance and taxes, are not included in aggregate incremental cost since these expenses are incurred by MGM Resorts irrespective of personal use of aircraft. The amount shown in the table for Mr. Murren reflects a reduction in the amount of $66,921 for his partial reimbursement to MGM Resorts for the incremental cost of his personal flights.
(2)	The amounts in this column represent premiums and expense for group life insurance, short term disability insurance, long term disability insurance, business travel insurance, and health plan coverage, including gross-ups of associated taxes ($364, $349, $774, $689 and $438 for Messrs. Baldwin, Nordling, Murren, McBeath and Hornbuckle, respectively), and premiums for long term disability insurance for the benefit of the Named Executive Officers.
(3)	In 2010, Mr. Baldwin received $36,319 in legal services provided in connection with the negotiation of his employment agreement. In 2010, Mr. Murren received $100,000 to be applied to his life insurance premiums or such other uses as he determines. Also included in this column for Mr. Murren is $2,087 for in-town transportation expenses relating to the security protocol MGM Resorts provides for him. As an owner and operator of full-service hotels, MGM Resorts is able to provide many perquisites relating to hotel and hotel-related services to the Named Executive Officers at little or no additional cost to MGM Resorts. In no case did the value of such perquisites, computed based on the incremental cost to MGM Resorts, exceed $10,000 per individual in 2010.

Grants of Plan-Based Awards

The table below sets forth certain information regarding MGM Resorts plan-based awards granted during 2010 to the Named Executive Officers.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(A)			Estimated Number of Shares For Future Payouts Under Equity Incentive Plan Awards(B)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option/ SAR Awards: Number of Securities Underlying Options	Exercise Price of Option/ SAR Awards	Grant Date Fair Value of Stock & Option/ SAR Awards(C)
Name	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
Robert H. Baldwin	N/A	$1,125,000	$2,250,000	$3,375,000	—	—	—	—	—	—	—
	12/13/2010	—	—	—	—	—	—	—	750,000	$13.18	$5,745,000

Christopher Nordling	10/4/2010	—	—	—	—	—	—	—	30,000	11.36	198,012
	10/4/2010	—	—	—	—	4,000	—	—	—	—	45,440

James J. Murren	N/A	2,000,000	4,000,000	6,000,000	—	—	—	—	—	—	—
	10/4/2010	—	—	—	—	—	—	—	262,500	11.36	1,732,605
	10/4/2010	—	—	—	—	35,000	—	—	—	—	397,600

William P. McBeath	10/4/2010	—	—	—	—	—	—	—	30,000	11.36	198,012
	10/4/2010	—	—	—	—	4,000	—	—	—	—	49,440

William J. Hornbuckle, IV	N/A	450,000	900,000	1,350,000	—	—	—	—	—	—	—
	10/4/2010	—	—	—	—	—	—	—	75,000	11.36	495,030

(A)	The MGM Compensation Committee approved the criteria for determining 2010 payouts under and the participants in the Incentive Plan (Messrs. Baldwin, Murren, and Hornbuckle) in March 2010. Awards could be made if MGM Resorts achieved a minimum level of EBITDA, defined generally as consolidated EBITDA, excluding extraordinary items determined under GAAP, write-downs of long-lived assets, gains or losses from the sale of operating properties, EBITDA from operations of assets for the period prior to disposal, gains or losses on insurance proceeds relating to asset claims, gains or losses arising out of the acquisition, disposition, or exchanges of debt securities, or legal and advisory costs. The MGM Compensation Committee set the target non-equity incentive awards under the Incentive Plan for 2010 as the following percentages of the participant’s salaries at January 1, 2010: 150%, 200% and 100% for Messrs. Baldwin, Murren and Hornbuckle, respectively. For 2010, the target EBITDA was set at $1,487,400,000 and actual EBITDA had to be at least 70% of target EBITDA or no bonus would have been payable. If actual EBITDA was 70% of target EBITDA, participants would be eligible to receive 50% of their target bonus. Thereafter, awards increase on a sliding scale up to a maximum amount of 150% of their target bonus. See “Compensation Discussion and Analysis — Elements of Compensation — Non-Equity Incentive Awards” for target amounts defined in the Incentive Plan. The MGM Compensation Committee retains full discretion to reduce or eliminate a payment under the Incentive Plan, even if the threshold or target amounts set pursuant to the Incentive Plan are achieved.
(B)	For the RSU awards to vest ratably over four years, MGM Resorts’ pre-tax income for the six months ending on June 30, 2011 must be at least 50% of the targeted EBITDA as determined in the budget adopted by the MGM Board for such period, excluding certain predetermined items. There are no thresholds or maximums (or equivalent items).
(C)	Represents the fair value of the SARs granted on their respective grant dates. The fair value is calculated in accordance with FASB ASC 718 using the Black-Scholes valuation model. For additional information, refer to Note 12 of MGM Resorts’ consolidated financial statements, which are included in MGM Resorts International’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on February 28, 2011. There can be no assurance that these amounts will correspond to the actual value that will be recognized by the Named Executive Officers.

Outstanding Equity Awards at Fiscal Year-End

The table below sets forth certain information regarding outstanding MGM Resorts equity awards of the Named Executive Officers at December 31, 2010.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options/SARS Exercisable		Number of Securities Underlying Unexercised Options/SARS Unexercisable(A)	Option/SAR Exercise Price	Option/ SAR Expiration Date	Number of Shares or Units of Stock that Have Not Vested(B)	Market Value of Shares or Units of Stock that Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights That Have Not Vested(B)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, units or Other Rights That Have Not Vested
Robert H. Baldwin	600,000	(1)	—	$34.05	5/3/2012
	567,187	(1)	—	12.74	2/27/2013
	93,750	(2)	93,750	19.00	10/6/2015
	46,875	(2)	140,625	11.54	10/5/2016
	—	(2)	750,000	13.18	12/13/2017
								18,750	$278,438

Christopher Nordling	160,000	(1)	—	$34.05	5/3/2012
	172,000	(1)	—	12.74	2/27/2013
	15,000	(2)	15,000	19.00	10/6/2015
	7,500	(2)	22,500	11.54	10/5/2016
	—	(2)	30,000	11.36	10/4/2017
								1,500	$22,275
								3,000	44,550
								4,000	59,400

James J. Murren	600,000	(1)	—	$34.05	5/3/2012
	100,000	(1)	—	34.36	5/10/2012
	1,000,000	(1)	—	12.74	2/27/2013
	93,750	(2)	93,750	19.00	10/6/2015
	375,000	(2)	1,625,000	5.53	4/6/2016
	—	(2)	262,500	11.36	10/4/2017
								35,000	$519,750
William P. McBeath	350,000	(1)	—	$34.05	5/3/2012
	110,000	(1)	—	12.74	2/27/2013
	18,750	(2)	18,750	19.00	10/6/2015
	7,500	(2)	22,500	11.54	10/5/2016
	—	(2)	30,000	11.36	10/4/2017
						8,598	$127,680
								1,875	$27,844
								3,000	44,550
								4,000	59,400
William J. Hornbuckle, IV	235,000	(1)	—	$34.05	5/3/2012
	18,750	(2)	18,750	19.00	10/6/2015
	56,250	(2)	168,750	7.45	8/3/2016
	—	(2)	75,000	11.36	10/4/2017
						1,875	$27,844
						15,642	232,284

(1)

Non-qualified stock option award. If the employment of Messrs. Baldwin or Murren is terminated under his employment agreement by MGM Resorts for no cause or by him for good cause, the non-qualified stock options shall remain exercisable during his inactive status period under his employment agreement (or, if such termination occurs following the expiration of his current employment agreement, any inactive status period under such employment agreement as in effect as of the applicable date of determination) and thereafter for the period provided for under the applicable stock option agreement, but in no event shall such exercise period exceed the expiration of the original term of any such stock option. If the employment of Messrs. Nordling, McBeath or Hornbuckle is terminated under his employment agreement for no cause, the non-qualified stock options shall remain exercisable during the shorter of 12 months or his inactive status period under his employment agreement (or, with respect to Mr. Hornbuckle, if such termination occurs following the expiration of his current employment agreement, any inactive status period under such employment agreement as in effect as of the applicable date of determination) and thereafter for the period provided for under the applicable stock option agreement, but in no event shall such exercise period exceed the expiration of the original term of any such stock option.
(2)	SAR award.

(A)	Outstanding MGM Resorts unexercisable options/SARs vest as follows:

Underlying Name	Unexercised Options/SARs Unexercisable	Option/SAR Exercise Price	Option/SAR Expiration Date	Vesting
Robert H. Baldwin	93,750	$19.00	10/6/2015	46,875 vest 10/6/2011	(1)
				46,875 vest 10/6/2012	(1)
	140,625	11.54	10/5/2016	46,875 vest 10/5/2011	(1)
				46,875 vest 10/5/2012	(1)
				46,875 vest 10/5/2013	(1)
	750,000	13.18	12/13/2017	187,500 vest 12/13/2011
				187,500 vest 12/13/2012
				187,500 vest 12/13/2013
				187,500 vest 12/13/2014
Christopher Nordling	15,000	$19.00	10/6/2015	7,500 vest 10/6/2011
				7,500 vest 10/6/2012
	22,500	11.54	10/5/2016	7,500 vest 10/5/2011
				7,500 vest 10/5/2012
				7,500 vest 10/5/2013
	30,000	11.36	10/4/2017	7,500 vest 10/4/2011
				7,500 vest 10/4/2012
				7,500 vest 10/4/2013
				7,500 vest 10/4/2014
James J. Murren	93,750	$19.00	10/6/2015	46,875 vest 10/6/2011	(1)
				46,875 vest 10/6/2012	(1)
	1,625,000	5.53	4/6/2016	625,000 vest 4/6/2011	(2)
				500,000 vest 4/6/2012
				500,000 vest 4/6/2013
	262,500	11.36	10/4/2017	65,625 vest 10/4/2011	(3)
				65,625 vest 10/4/2012	(3)
				65,625 vest 10/4/2013	(3)
				65,625 vest 10/4/2014	(3)
William P. McBeath	18,750	$19.00	10/6/2015	9,375 vest 10/6/2011
				9,375 vest 10/6/2012
	22,500	11.54	10/5/2016	7,500 vest 10/5/2011
				7,500 vest 10/5/2012
				7,500 vest 10/5/2013
	30,000	11.36	10/4/2017	7,500 vest 10/4/2011
				7,500 vest 10/4/2012
				7,500 vest 10/4/2013
				7,500 vest 10/4/2014

Underlying Name	Unexercised Options/SARs Unexercisable	Option/SAR Exercise Price	Option/SAR Expiration Date	Vesting
William J. Hornbuckle, IV	18,750	$19.00	10/6/2015	9,375 vest 10/6/2011	(4)
				9,375 vest 10/6/2012	(4)
	168,750	7.45	8/3/2016	56,250 vest 8/3/2011	(4)
				56,250 vest 8/3/2012	(4)
				56,250 vest 8/3/2013	(4)
	75,000	11.36	10/4/2017	18,750 vest 10/4/2011
				18,750 vest 10/4/2012
				18,750 vest 10/4/2013
				18,750 vest 10/4/2014

(1)	If the employment of Messrs. Baldwin or Murren is terminated under his employment agreement (i) as a result of death or disability, SARs which would have vested as of the first anniversary of the date of termination will vest and become exercisable in accordance with their terms or (ii) for no cause or by him for good cause, SARs will continue to vest and be exercisable (to the extent vested) during his inactive status period under his employment agreement (or, if such termination occurs following the expiration of his current employment agreement, any inactive status period under such employment agreement as in effect as of the applicable date of determination) and thereafter shall remain exercisable for the period provided for under the applicable SAR agreement, but in no event shall such exercise period exceed the expiration of the original term of any such SAR. Upon a change of control the SARs will immediately vest and may, subject to the type of the change of control, become exercisable for the consideration received by holders of MGM Resorts’ common stock in connection with the change of control or be cashed out.
(2)	500,000 of the granted SARs vest ratably over four years from the date of grant, subject to the average closing price of MGM Resorts’ common stock being at least $17 during any 20 consecutive trading day period prior to the earlier of (i) April 6, 2013, (ii) if Mr. Murren’s employment is terminated prior to April 6, 2013, the date of such termination or the end of any post-termination vesting period, if any, as applicable, or (iii) the occurrence of certain other events specified in his SARs agreement. For purposes of this table, it was assumed that the price-based vesting criteria stated above for the 500,000 SARs granted April 6, 2009 will be met during the year ended December 31, 2011. Therefore, the tranches that would have vested April 6, 2010 and 2011 were assumed to become vested during 2011.
(3)	If the employment of Mr. Murren is terminated as a result of death, disability, by MGM Resorts for no cause or by him for good cause, the SARs will remain eligible to vest until the earlier of (x) the date that is two years following such termination (except that in the case of disability the two-year period is measured from the onset of disability), (y) the date of a violation of the restrictive covenants contained in his employment agreement or (z) October 4, 2014. If the employment of Mr. Murren is terminated as a result of death, disability, by MGM Resorts for no cause or by him for good cause, in each case, on or before the fourth anniversary of the date of grant, the SARs will remain eligible to be exercised (to the extent vested) until the earlier of (x) the date that is two years and ninety days following such termination (except that in the case of disability the two-year and ninety day period is measured from the onset of disability), (y) ninety days following the date of a violation of the restrictive covenants contained in his employment agreement or (z) the expiration date of the SARs; provided that if his employment terminates for any reason following the fourth anniversary of the date of grant, the SARs will remain eligible to be exercised (to the extent vested) until the earlier of ninety days following such termination or the expiration date of such SARs. Upon a change of control, subject to the ability of the MGM Compensation Committee to accelerate the vesting of the SARs, the grant would continue to vest in accordance with its terms and become exercisable (upon vesting) for the consideration received by holders of MGM Resorts’ common stock in connection with the change of control.

(4)	If the employment of Messrs. Nordling, McBeath, or Hornbuckle is terminated under his employment agreement (i) by MGM Resorts for no cause, the SARs will continue to vest and be exercisable (to the extent vested) during the shorter of 12 months or his inactive status period under his employment agreement (or, if such termination occurs following the expiration of his current employment agreement, any inactive status period under such employment agreement as in effect as of the applicable date of determination) and thereafter shall remain exercisable for the period provided for under the applicable SAR agreement, but in no event shall such exercise periods exceed the expiration of the original term of any such SAR or (ii) as a result of death, disability, by MGM Resorts for no cause or by him for good cause, in each case, on or prior to the first anniversary of a change of control, any SARs which would have vested during the shorter of 12 months following such termination or the remainder of the specified term of his employment agreement (or, if such termination occurs following the expiration of his current employment agreement, the specified term of such employment agreement as in effect as of the applicable date of determination) shall immediately vest and may, subject to the type of the change of control, become exercisable for the consideration received by holders of MGM Resorts’ common stock in connection with the change of control or be cashed out within 30 days following such change of control.

(B)	Outstanding MGM Resorts unvested RSUs vest as follows:

Underlying Name	Number of Shares or Units of Stock that Have Not Vested	Vesting	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Vesting
Robert H. Baldwin			18,750	6,250 vest 10/5/2011(1)
				6,250 vest 10/5/2012(1)
				6,250 vest 10/5/2013(1)
Christopher Nordling			1,500	750 vest 10/6/2011(3)
				750 vest 10/6/2012(3)
			3,000	1,000 vest 10/5/2011(3)
				1,000 vest 10/5/2012(3)
				1,000 vest 10/5/2013(3)
			4,000	1,000 vest 10/4/2011(3)
				1,000 vest 10/4/2012(3)
				1,000 vest 10/4/2013(3)
				1,000 vest 10/4/2014(3)
James J. Murren			35,000	8,750 vest 10/4/2011(2)
				8,750 vest 10/4/2012(2)
				8,750 vest 10/4/2013(2)
				8,750 vest 10/4/2014(2)
William P. McBeath	8,598	4,299 vest 10/1/2011		(3)
		4,299 vest 10/1/2012		(3)
			1,875	937 vest 10/6/2011(3)
				938 vest 10/6/2012(3)
			3,000	1,000 vest 10/5/2011(3)
				1,000 vest 10/5/2012(3)
				1,000 vest 10/5/2013(3)
			4,000	1,000 vest 10/4/2011(3)
				1,000 vest 10/4/2012(3)
				1,000 vest 10/4/2013(3)
				1,000 vest 10/4/2014(3)
William J. Hornbuckle, IV	1,875	937 vest 10/6/2011(3)
		938 vest 10/6/2012(3)
	15,642	5,214 vest 2/4/2011(3)
		5,214 vest 2/4/2012(3)
		5,214 vest 2/4/2013(3)

(1)	If the employment of Mr. Baldwin under his employment agreement is terminated as a result of death, disability, by MGM Resorts for no cause or by him for good cause, he will receive acceleration of vesting of one additional tranche of RSUs. Upon a change of control, the RSUs shall immediately vest and may, subject to the type of the change of control, be settled for the consideration received by holders of MGM Resorts’ common stock in connection with the change of control or cash.
(2)	If the employment of Mr. Murren under his employment agreement is terminated as a result of death, disability, by MGM Resorts for no cause or by him for good cause, subject to satisfaction of the applicable performance criteria, the RSUs which would have vested as of the date that is two years following such termination (except that in the case of disability the two-year period is measured from the onset of disability) shall vest on the later of the date of such termination or, if still eligible, the date of the satisfaction of the performance criteria, subject to a potential clawback of all or a portion of such accelerated RSUs in the event of his breach of the restrictive covenants in his employment agreement. Upon a change of control, subject to the ability of the MGM Compensation Committee to accelerate the vesting of the RSUs, the grant would continue to vest in accordance with its terms and, at the time of vesting, receive the consideration received by holders of MGM Resorts’ common stock in connection with the change of control.
(3)	If the employment of Messrs. Nordling, McBeath, or Hornbuckle under his employment agreement is terminated (i) by MGM Resorts for no cause, the RSUs will remain eligible to vest for the shorter of 12 months or the remaining period of the specified term (as defined under his employment agreement in effect as of the applicable date of determination) and (ii) as a result of death, disability, by MGM Resorts for no cause or by him for good cause, in each case, on or prior to the first anniversary of a change of control, any RSUs which would have vested during the shorter of 12 months following such termination or the remainder of the specified term (as defined under his employment agreement in effect as of the applicable date of determination) shall immediately vest and may, subject to the type of the change of control, be settled for the consideration received by holders of MGM Resorts’ common stock in connection with the change of control or be cashed out.

Option/SAR Exercises and Stock Vested

The following table sets forth MGM Resorts option/SAR exercises and RSU vesting for the Named Executive Officers during 2010.

	Stock Option/SAR Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Robert H. Baldwin	—	$—	3,971	$46,500
Christopher Nordling	—	—	1,750	20,425
James J. Murren	—	—	—	—
William P. McBeath	—	—	6,237	70,973
William J. Hornbuckle, IV	—	—	4,309	47,066

For option/SAR awards, the value realized is computed as the difference between the market price on the date of exercise and the exercise price, times the number of options/SARs exercised.

Nonqualified Deferred Compensation

The following table sets forth information regarding nonqualified deferred compensation for the Named Executive Officers during 2010.

Name	Executive Contributions	MGM Resorts Contributions	Aggregate Earnings(A)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Year-End
Deferred Compensation Plan (“DCP”)(B)
Robert H. Baldwin	$—	$—	$—	$—	$—
Christopher Nordling	—	—	2,536	—	19,873
James J. Murren	—	—	7,525	—	72,972
William P. McBeath	—	—	8,119	—	49,609
William J. Hornbuckle, IV	—	—	3,601	—	30,665

Grand Total	$—	$—	$21,781	$—	$173,119

(A)	None of these amounts were included as “Change in Pension Value and Nonqualified Deferred Compensation Earnings” in the Summary Compensation Table.
(B)	No contributions have been made by MGM Resorts to the DCP or SERP plans during 2010.

Potential Payments upon Termination or Change in Control

Termination by Employer for Good Cause

MGM Resorts, Aria LLC, or MGM Operations, as applicable, may terminate the employment of the Named Executive Officers under any of their employment agreements with them for good cause (as defined in their respective employment agreements), including termination for death or disability (as defined in their respective employment agreements).

If the employment of Messrs. Baldwin or Murren is terminated by MGM Resorts for good cause, he will be entitled to the following under his current employment agreement: (i) salary through the date of termination (to the extent unpaid); (ii) if unpaid, any bonus in respect of the most recently completed fiscal year of MGM Resorts (determined in accordance with the bonus plan, including the exercise of discretion which may reduce or eliminate such bonus); (iii) with respect to the SARs granted to Mr. Baldwin on December 13, 2010 and Mr. Murren on April 6, 2009, the right to exercise such SARs, to the extent vested, generally for 90 days after termination; and (iv) business or travel expense reimbursements accrued but unpaid as of the date of termination. Any other equity awards granted to Messrs. Baldwin or Murren are unaffected by the terms of his current employment agreement (and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If the employment of Messrs. Nordling, McBeath, or Hornbuckle is terminated by MGM Resorts, Aria LLC, or MGM Operations, as applicable, , for good cause (other than as a result of death or disability), he will be entitled under his employment agreement to exercise, in accordance with their terms, his vested but unexercised stock options, SARs and other stock-based compensation awards that were granted contemporaneously with or after the execution of his current employment agreement (any other equity awards granted to him are unaffected by the terms of his current employment agreement and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If a Named Executive Officer is terminated for good cause, his employer will have no further obligation to the Named Executive Officer under his employment agreement other than the foregoing applicable obligations or as required by applicable law.

Death or Disability

If the employment of Messrs. Baldwin or Murren is terminated under his employment agreement by his employer as a result of death or disability, he (or his beneficiaries) will be entitled to receive the following under his employment agreement: (i) his salary through the date of death or disability (to the extent unpaid) and for a 12-month period following such termination (net of any applicable payments received from any short-term disability policy); (ii) if unpaid, any bonus in respect of the most recently completed fiscal year of MGM Resorts (determined through the application of the applicable bonus formula on a non-discretionary basis, except to the extent all executives who participate in the same bonus arrangement as the Named Executive Officer are treated in an identical fashion with respect to such bonus); (iii) a prorated portion of any bonus attributable to the fiscal year in which the death or disability occurs (determined through the application of the applicable bonus formula on a non-discretionary basis, except to the extent all executives who participate in the same bonus arrangement as the Named Executive Officer are treated in an identical fashion with respect to such bonus); (iv) continuation of health and insurance benefits for the Named Executive Officer and his dependents for up to four years following termination (or a cash payment in respect thereof if MGM Resorts is unable to provide such continued coverage), subject to certain conditions and limitations; and (v) business or travel expense reimbursements accrued but unpaid as of the date of termination. With respect to SARs granted to Mr. Murren on April 6, 2009 and Mr. Baldwin on December 13, 2010, he will generally receive a two-year extension to the vesting period and a two-year-and-90-day extension to the exercise period. Any other equity awards granted to him are unaffected by the terms of his current employment agreement (and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If the employment of Messrs. Nordling, McBeath or Hornbuckle is terminated under his employment agreement by MGM Resorts, Aria LLC or MGM Operations, as applicable, as a result of death or disability, he (or his beneficiaries) will be entitled under his employment agreement to receive his salary for a three-month period following his termination (net of any applicable payments received from any short-term disability policy), and to exercise his vested but unexercised stock options, SARs or other stock-based compensation awards, in each case, granted contemporaneously with or after the execution of the Named Executive Officer’s current employment agreement, in accordance with their terms (any other equity awards granted to him are unaffected by the terms of his current employment agreement and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If a Named Executive Officer is terminated as a result of death or disability, his employer will have no further obligation to the Named Executive Officer under his employment agreement other than the foregoing applicable obligations or as required by applicable law.

Termination by Employer for Other than Good Cause

If the employment of Messrs. Baldwin or Murren is terminated under his employment agreement by MGM Resorts for other than good cause, death or disability, then we will treat him as an inactive employee during the 12-month period during which he is restricted from working for or otherwise providing services to a competitor of MGM Resorts, and he will be entitled to receive the following under his employment agreement: (i) salary through the date of termination (to the extent unpaid) and for a 12-month period following termination; (ii) if unpaid, any bonus in respect of the most recently completed fiscal year of MGM Resorts (determined through the application of the applicable bonus formula on a non-discretionary basis, except to the extent all executives who participate in the same bonus arrangement as the Named Executive Officer are treated in an identical fashion with respect to such bonus); (iii) a lump-sum payment equal to the excess of $4,000,000 (with respect to Mr. Baldwin) or $7,000,000 (with respect to Mr. Murren) over the continued salary paid for the 12-month period; (iv) continuation of health and insurance benefits for the Named Executive Officer and his dependents for up to four years following termination (or a cash payment in respect thereof if MGM Resorts is unable to provide such continued coverage), subject to certain conditions and limitations; and (v) business or travel expense reimbursements accrued but unpaid as of the date of termination. With respect to SARs granted to Mr. Murren on

April 6, 2009 and Mr. Baldwin on December 13, 2010, he will generally receive a two-year extension to the vesting period and a two-year-and-90-day extension to the exercise period. Any other equity awards granted to him are unaffected by the terms of his current employment agreement (and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above). However, neither Mr. Baldwin nor Mr. Murren will be entitled to any pro-rated bonus for the year in which the termination occurs, nor will he be eligible for flex or vacation time, discretionary bonus, new equity grants, or any other compensation or benefits except as previously described.

If the employment of Messrs. Nordling or McBeath is terminated under his employment agreement by MGM Operations or Aria LLC, respectively, for other than good cause, then, under his employment agreement, MGM Operations or Aria LLC, as applicable, will treat him as an inactive employee through the remaining term of his agreement, pay his salary for the remaining term of the agreement and maintain him as a participant in all health and insurance programs in which he and his dependents (if applicable) are then participating until the end of the remaining term of his agreement or until the first date he becomes eligible for those benefits from a new employer. Messrs. Nordling and McBeath will not be eligible for flex or vacation time, a discretionary bonus or new equity grants, but options, SARs or other stock-based compensation granted contemporaneously with or after the execution of his current employment agreement will continue to vest for the shorter of 12 months or the remaining term of his employment agreement. Any other equity awards granted to Messrs. Nordling or McBeath are unaffected by the terms of their current employment agreements (and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If the employment of Mr. Hornbuckle is terminated under his employment agreement by MGM Resorts for other than good cause, then, under his employment agreement, MGM Resorts will treat him as an inactive employee through the remaining term of his agreement, pay his salary for the remaining term of the agreement and maintain him as a participant in all health and insurance programs in which he and his dependents (if applicable) are then participating until the end of the remaining term of his agreement or until the first date he becomes eligible for those benefits from a new employer. Mr. Hornbuckle will not be eligible for flex or vacation time, a discretionary bonus or new equity grants; however, (i) stock options and SARs granted contemporaneously with or after the execution of his current employment agreement will continue to vest and be exercisable (to the extent vested) during the shorter of 12 months or his inactive status period under his employment agreement (or, if such termination occurs following the expiration of his current employment agreement, any inactive status period under such employment agreement as in effect as of the applicable date of determination) and thereafter shall remain exercisable for the period provided for under the applicable stock option or SAR agreement, but in no event shall such exercise periods exceed the expiration of the original term of any such stock option or SAR and (ii) other stock-based compensation awards granted contemporaneously with or after the execution of his current employment agreement will continue to vest for the shorter of 12 months or his inactive status period under his employment agreement (or, if such termination occurs following the expiration of his current employment agreement, any inactive status period under such employment agreement as in effect as of the applicable date of determination). Any other equity awards granted to him are unaffected by the terms of his current employment agreement (and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

Notwithstanding the foregoing, while on inactive status a Named Executive Officer may work for or otherwise provide services to a non-competitor (as defined in the applicable employment agreement), in which case all compensation paid by his employer during the remaining term of such Named Executive Officer’s employment agreement is subject to offset (subject, in the case of Messrs. Baldwin and Murren, to a cap).

If a Named Executive Officer is terminated other than for good cause, his employer will have no further obligation to the Named Executive Officer under his employment agreement other than the foregoing applicable obligations or as required by applicable law.

Termination by Named Executive Officer for Good Cause

If Messrs. Baldwin or Murren seeks to terminate his employment under his employment agreement for good cause, he must give MGM Resorts 30 days prior notice to cure the alleged breach. If such breach is not cured (and MGM Resorts does not invoke its right to arbitration), the termination will be treated as a termination other than for good cause by MGM Resorts as described in the preceding paragraph. However, if MGM Resorts invokes its arbitration right, the Named Executive Officer must continue to work until the matter is resolved (otherwise a termination by him without good cause would be deemed to occur).

If Messrs. Nordling, McBeath or Hornbuckle seeks to terminate his employment under his employment agreement for good cause, he must give his employer 30 days prior notice to cure the alleged breach or dispute the fact that good cause exists, in which case the dispute will be resolved by arbitration and the agreement will continue in full force until the matter is resolved. If the agreement is terminated by any of Messrs. Nordling, McBeath or Hornbuckle for good cause, he will be entitled under his employment agreement to exercise his vested but unexercised stock options, SARs and other stock-based compensation awards, in each case, granted contemporaneously with or after the execution of his current employment agreement, in accordance with their terms (any other equity awards granted to him are unaffected by the terms of his current employment agreement and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If a Named Executive Officer is terminated other than for good cause, his employer will have no further obligation to the Named Executive Officer under his employment agreement other than the foregoing applicable obligations or as required by applicable law.

Termination by Named Executive Officer Without Good Cause

If Messrs. Baldwin or Murren terminates his employment with MGM Resorts under his employment agreement without cause, he would be entitled to the following under his employment agreement: (i) his salary through the date of termination (to the extent unpaid); (ii) if unpaid, any bonus in respect of the most recently completed fiscal year of MGM Resorts (determined in accordance with the bonus plan, including the exercise of discretion which may reduce or eliminate such bonus); (iii) with respect to any SARs granted to Mr. Murren on April 6, 2009 and Mr. Baldwin on December 13, 2010, the right to exercise any such SARs, to the extent vested, generally for 90 days after termination; and (iv) business or travel expense reimbursements accrued but unpaid as of the date of termination. Any other equity awards granted to Messrs. Baldwin or Murren are unaffected by the terms of his current employment agreement (and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above). Mr. Murren would also remain entitled to receive certain Additional Cash Awards provided for in Mr. Murren’s employment agreement that are vested but unpaid. However, neither of Mr. Baldwin nor Mr. Murren would be entitled to any pro-rated bonus for the year in which the termination occurs.

If Messrs. Nordling, McBeath or Hornbuckle terminates his employment under his employment agreement without good cause, then under his employment agreement he will be entitled to his salary through the date of termination (to the extent unpaid), and he will be entitled to exercise his vested but unexercised stock options, SARs or other stock-based compensation awards, in each case, granted contemporaneously with or after the execution of his current employment agreement, in accordance with their terms (any other equity awards granted to him are unaffected by the terms of his current employment agreement and any special termination protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above).

If a Named Executive Officer terminates his employment under his employment agreement without good cause, then his employer will have no further obligation to the Named Executive Officer under his employment agreement other than the foregoing applicable obligations or as required by applicable law, and his employer will be entitled to all available rights and remedies by reason of such termination, including any available right to enforce restrictive covenants binding the Named Executive Officer and any available right to recover damages.

Change of Control

If there is a change of control of MGM Resorts, with respect to Messrs. Baldwin, Murren and Hornbuckle, or of MGM Operations, with respect to Messrs. Nordling and McBeath, (in each case, as defined in the applicable Named Executive Officer’s employment agreement):

•

Messrs. Baldwin or Murren may terminate his employment under his employment agreement upon delivery of 30 days prior notice to MGM Resorts (which notice may be given prior to the change of control conditional upon the occurrence of the change of control), no later than 90 days following the date of the change of control. In such event, Messrs. Baldwin or Murren will be entitled to the following under his employment agreement: (i) a lump sum amount equal to $4,000,000 (for Mr. Baldwin) or $7,000,000 (for Mr. Murren); provided that if the change of control is not a Section 409A of the Internal Revenue Code change in control event (as defined in his employment agreement), Messrs. Baldwin and Murren are not entitled to the foregoing $4,000,000 and $7,000,000 payments, respectively, and instead, he would receive his salary through the date of termination (to the extent unpaid) and for a 12-month period following termination plus a lump-sum payment equal to the excess of $4,000,000 (for Mr. Baldwin) or $7,000,000 (for Mr. Murren) over the continued salary paid for the 12-month period); (ii) if unpaid, any bonus in respect of the most recently completed fiscal year of MGM Resorts (determined through the application of the applicable bonus formula on a non-discretionary basis, except to the extent all executives who participate in the same bonus arrangement as the Named Executive Officer are treated in an identical fashion with respect to such bonus); (iii) continuation of health and insurance benefits for Messrs. Baldwin or Murren and his dependents for up to four years following termination (or a cash payment in respect thereof if MGM Resorts is unable to provide such continued coverage), subject to certain conditions and limitations; (iv) with respect to SARs granted to Mr. Murren on April 6, 2009 and Mr. Baldwin on December 13, 2010, he will generally receive acceleration in full of all time-based vesting of SARs, a two-year extension to any price-based vesting period for SARs and a two-year-and-90-day extension to the exercise period for such SARs; provided that to the extent the change of control is a “discontinuing change of control,” as defined in his SARs agreement, vested SARs (including, vesting which occurs as a result of the “discontinuing change of control”) shall be purchased by the MGM Compensation Committee for either cash, securities or other property; and (v) business or travel expense reimbursements accrued but unpaid as of the date of termination. Any other equity awards granted to Messrs. Baldwin or Murren are unaffected by the terms of his current employment agreement (and any special change of control protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above). Mr. Murren would also remain eligible to receive certain Additional Cash Awards provided for in his employment agreement which are vested and unpaid. Neither Mr. Baldwin nor Mr. Murren will be entitled to any pro-rated bonus for the year in which the termination occurs. If any payments or benefits payable to Messrs. Baldwin or Murren pursuant to the terms of his employment agreement or otherwise in connection with, or arising out of, his employment with MGM Resorts on a change in ownership or control (within the meaning of Section 280G of the Internal Revenue Code) would be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, the payments and benefits for Messrs. Baldwin or Murren will be reduced to the maximum amount such that no portion of the payments and benefits would be subject to the excise tax only if, following such reduction, Messrs. Baldwin or Murren would retain a greater amount of such payments and benefits than if no reduction had occurred and Messrs. Baldwin or Murren paid any applicable excise tax.

•

If the employment of Messrs. Nordling, McBeath or Hornbuckle under their employment agreements is terminated on or prior to the first anniversary of a change of control by MGM Resorts or MGM Operations, as applicable, as a result of death, disability or other than for good cause, or by Messrs. Nordling, McBeath or Hornbuckle for good cause, his unvested stock options, SARs and other stock-based compensation awards granted contemporaneously with or after the execution of his current employment agreement that would have vested during the shorter of (a) 12 months following termination (had he remained employed) or (b) the remaining term of his employment agreement, shall fully vest and become exercisable (any other equity awards granted to him are unaffected by the terms of his current employment agreement and any special change of control protections applicable to such awards, if any, are set forth in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above). Depending on the type of change of control of MGM Resorts or MGM Operations, as applicable, stock options, SARs and other stock-based compensation awards granted contemporaneously with or after the execution of the current employment agreement for Messrs. Nordling, McBeath or Hornbuckle may become exercisable, in each case, upon vesting, for the consideration received by holders of MGM Resorts’ common stock in connection with such transaction or be cashed out. In addition, if the employment of Messrs. Nordling, McBeath or Hornbuckle under his employment agreement is terminated in connection with a change of control of MGM Resorts or MGM Operations, depending on the reason for such termination, he may also be entitled to the severance benefits previously described.

Obligations of the Named Executive Officers

Obligations of the Named Executive Officers under the employment agreements relating to confidentiality, providing services to competitors and others, and soliciting customers and employees continue after termination of employment, regardless of the reason for such termination. With the exception of obligations relating to confidentiality, which are not limited by time, these restrictions generally continue for the 12-month period following termination (or for such period that remains in the term of the agreement if less than 12 months). However, if Messrs. Baldwin or Murren invokes his right to terminate his employment under his employment agreement upon a change of control of MGM Resorts, he will be released from certain of these restrictions regarding non-competition and non-solicitation. The employment agreements for Messrs. Baldwin and Murren specifically provide that, if he breaches certain of his obligations of notice, non-competition or non-solicitation during the 12 months following termination (or for a shorter period as provided in his employment agreement), MGM Resorts will have no further obligation to him under his employment agreement, other than with respect to the following: (i) any accrued and unpaid salary; (ii) if unpaid, any bonus in respect of the most recently completed fiscal year of MGM Resorts (determined in accordance with the bonus plan, including the exercise of discretion which may reduce or eliminate such bonus); (iii) business or travel expense reimbursements; and (iv) with respect to SARs granted to Mr. Murren on April 6, 2009 and Mr. Baldwin on December 13, 2010, the right to exercise any such SARs, to the extent vested, generally for 90 days after breach (but the vesting period for such SARs ends on the date of violation). Mr. Murren will also remain entitled to receive Additional Cash Awards provided for in his employment agreement that are vested and unpaid. The employment agreements of Messrs. Nordling, McBeath and Hornbuckle provide that certain restrictions relating to non-competition and non-solicitation will cease if employment is terminated by Messrs. Nordling, McBeath or Hornbuckle, as applicable, for good cause.

Use of Grantor Trusts

MGM Resorts will, within five business days after termination of Messrs. Baldwin’s or Murren’s employment, make an irrevocable contribution of an amount equal to the aggregate amount of any payments due to him following termination to a grantor trust with a financial institution approved by him, under the terms of which the assets of the trust may be used, in the absence of MGM Resorts’ insolvency, solely for purposes of fulfilling MGM Resorts’ obligations to make such payments to him.

Potential Payments Table

The following table indicates the estimated amounts that would be payable to each Named Executive Officer upon a termination under the scenarios outlined above, excluding termination by MGM Resorts, Aria LLC, or MGM Operations for good cause (other than death or disability). With respect to a change of control, the table indicates the maximum estimated amounts that may be payable to each Named Executive Officer upon a termination in connection with a change of control based on the scenarios outlined above, disregarding any provisions in the employment agreements relating to the application of Sections 280G and 4999 of the Internal Revenue Code. For all Named Executive Officers, the estimated amounts payable are calculated based on their employment agreements in effect as of December 31, 2010 and assuming that such termination occurred on December 31, 2010. For purposes of the table below, we have assumed that termination as of December 31, 2010 means a termination following completion of MGM Resorts’ then-current fiscal year. In addition, we used the closing price of MGM Resorts’ common stock at December 31, 2010 for purposes of these calculations. There can be no assurance that these scenarios would produce the same or similar results as those disclosed herein if any of these events occur in the future.

	Salary(A)	Non-Equity Incentive Plan Payments(B)	Pension Enhancement	Vesting of Stock Options or SARs(C)	Vesting of RSUs(D)	Other(E)	Total
Death or Disability
Robert H. Baldwin	$1,650,000	$1,229,301	$—	$2,133,327	$92,813	$98,164	$5,203,605
Christopher Nordling	150,000	—	—	387,745	—	—	537,745
James J. Murren	2,000,000	6,122,924	—	16,548,063	259,875	434,216	25,365,078
William P. McBeath	275,000	—	—	256,925	—	—	531,925
William J. Hornbuckle, IV	275,000	—	—	416,250	—	—	691,250

MGM Resorts Terminates for Other Than Good Cause
Robert H. Baldwin	$4,000,000	$1,229,301	$—	$2,133,327	$92,813	$98,164	$7,553,605
Christopher Nordling	1,022,466	—	—	438,745	40,838	65,629	1,567,678
James J. Murren	7,000,000	6,122,924	—	16,548,063	259,875	434,216	30,365,078
William P. McBeath	2,980,548	—	—	307,925	107,455	165,193	3,561,121
William J. Hornbuckle, IV	1,377,260	—	—	897,938	91,342	91,329	2,457,869

Named Executive Officer Terminates for Good Cause
Robert H. Baldwin	$4,000,000	$1,229,301	$—	$2,133,327	$92,813	$98,164	$7,553,605
Christopher Nordling	—	—	—	387,745	—	—	387,745
James J. Murren	7,000,000	6,122,924	—	16,548,063	259,875	434,216	30,365,078
William P. McBeath	—	—	—	256,925	—	—	256,925
William J. Hornbuckle, IV	—	—	—	416,250	—	—	416,250

Named Executive Officer Terminates Without Good Cause
Robert H. Baldwin	—	$1,229,301	$—	$1,351,921	$—	$—	$2,581,222
Christopher Nordling	—	—	—	387,745	—	—	387,745
James J. Murren	—	6,122,924	—	5,605,000	—	—	11,727,924
William P. McBeath	—	—	—	256,925	—	—	256,925
William J. Hornbuckle, IV	—	—	—	416,250	—	—	416,250

	Salary(A)	Non-Equity Incentive Plan Payments(B)	Pension Enhancement	Vesting of Stock Options or SARs(C)	Vesting of RSUs(D)	Other(E)	Total

Change of Control
Robert H. Baldwin	$4,000,000	$1,229,301	$—	$3,069,890	$278,438	$98,164	$8,675,793
Christopher Nordling	1,022,466	—	—	438,745	40,838	65,629	1,567,678
James J. Murren	7,000,000	6,122,924	—	20,750,000	—	434,216	34,307,140
William P. McBeath	2,980,548	—	—	307,925	107,455	165,193	3,561,121
William J. Hornbuckle, IV	1,377,260	—	—	897,938	91,342	91,329	2,457,869

(A)	For Messrs. Baldwin or Murren, salary is paid for 12 months following the date of death or disability (net of any applicable payments received from any short-term disability policy). For Messrs. Nordling, McBeath or Hornbuckle, salary is paid for three months following the date of death or disability (net of any applicable payments received from any short-term disability policy), whether or not such termination occurs prior to or after a change of control. Upon termination of Messrs. Baldwin or Murren by MGM Resorts for other than good cause or by him for good cause, he is entitled to 12 months of salary at regular payroll intervals plus a lump sum payment equal to the excess of $4,000,000 (with respect to Mr. Baldwin) or $7,000,000 (with respect to Mr. Murren) over the continued salary paid for the 12-month period. Upon termination by MGM Resorts, Aria LLC, or MGM Operations for other than good cause, Messrs. Nordling, McBeath or Hornbuckle is entitled to receive salary for the remaining term of his employment contract at regular payroll intervals, whether or not such termination occurs prior to or after a change of control. If Messrs. Baldwin or Murren terminate his employment on or within 90 days following a change of control, then, as applicable, Mr. Baldwin is entitled to a lump sum of $4,000,000 and Mr. Murren is entitled to a lump sum amount of $7,000,000; provided, however, upon a termination by Messrs. Baldwin or Murren on or within 90 days following a change of control which is a not a “change in control event” as described in Section 409A of the Internal Revenue Code, he is instead entitled to 12 months of salary at regular payroll intervals and a lump sum payment equal to the excess of $4,000,000 (with respect to Mr. Baldwin) or $7,000,000 (with respect to Mr. Murren) over the continued salary paid for the 12-month period.
(B)	With respect to Messrs. Baldwin or Murren, non-equity incentive plan amounts payable upon death, disability, termination by MGM Resorts without good cause, termination by him for good cause or termination by him on or within 90 days following a change of control are assumed to be equal to the non-equity incentive plan amounts paid to him in 2011 for 2010. Mr. Murren is entitled to receive an Additional Cash Award of $1,062,500 (which vested on September 30, 2009), $1,062,500 (which vested on March 31, 2010) and $1,062,500 (which vested on September 30, 2010) and, in each case, was paid within 10 business days following March 31, 2011. Additionally, this column reflects bonuses that were awarded to Messrs. Murren and Hornbuckle in 2011 in respect of their service in 2010 (which bonuses are included in the Bonus column of the Summary Compensation Table above), although these bonuses were discretionary and not a contractual right under their respective employment agreements.
(C)	As stated above, the value of outstanding stock options and SARs (including any accelerated or continued vesting that would occur under each of these termination scenarios) is based on the closing price of MGM Resorts’ common stock at December 31, 2010, which was $14.85. The termination scenarios above assume performance-based SARs will vest; provided that with respect to Mr. Murren’s April 6, 2009 grant of 500,000 SARs which, as one condition of vesting, the average closing price of MGM Resorts’ common stock must be at least $17.00 during any 20 consecutive trading days SARs (the “$17 Performance-Vesting SARs”), (i) to the extent Mr. Murren’s employment terminates under a scenario which results in the extension of the vesting period for two years, we have assumed the price-based vesting condition is satisfied during such period and (ii) the “Change of Control” column assumes that Mr. Murren exercises his change of control termination right in connection with a “continuing change of control” (as defined in the $17 Performance-Vesting SARs agreement). The potential payments outlined above include payments, if any, in respect of the outstanding equity awards of each Named Executive Officer after applying the applicable treatment of such awards in connection with each of the termination scenarios (as described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above or the “Potential Payments upon Termination or Change in Control” section above).

(D)	As stated above, the value of outstanding RSUs that would vest (or continue to vest) under each of these termination scenarios is based on the closing price of MGM Resorts’ common stock at December 31, 2010. The termination scenarios above assume performance-based RSUs will vest; provided that with respect to Mr. Murren’s October 4, 2011 grant of RSUs any accelerated vesting he may be eligible to receive would not occur until the related performance conditions for those RSUs were satisfied in on or about June 2011. The potential payments outlined above include payments, if any, in respect of the outstanding RSUs of each Named Executive Officer after applying the applicable treatment of such RSUs in connection with each of the termination scenarios (as described in the footnotes to the “Outstanding Equity Awards at Fiscal Year-End” table above or the “Potential Payments upon Termination or Change in Control” section above).
(E)	Includes an estimate of group life insurance premiums, reimbursement of medical expenses and associated taxes and premiums for long term disability insurance to be provided under each of the scenarios based on actual amounts paid out in 2010.

CityCenter Director Compensation

We do not pay any compensation to our directors in connection with their service on our Board of Directors.

SECURITY OWNERSHIP

As reflected in the diagram of our organizational structure below, the Company is a holding company 50% owned by each Member. The operating agreement between Infinity World and Project CC designates Project CC as the managing member, and as a result, Project CC has responsibility for the oversight and management of our day-to-day operations. CityCenter Finance Corp. is a wholly owned subsidiary of the Company formed for the specific purpose of the offering of the notes and, as of the date of this prospectus, has no operations of its own and no material assets.

(1)	MGM Resorts Management Companies include CityCenter Facilities Management, LLC; Aria Resort Hotel & Casino, LLC; The Crystals at CityCenter Management LLC; Vdara Condo Hotel, LLC; and CityCenter Realty Corporation.

DESCRIPTION OF CERTAIN RELATED PARTY TRANSACTIONS

Limited Liability Company Agreement

The Members amended and restated the Limited Liability Company Agreement of the Company on April 29, 2009 (as amended and restated, the “Operating Agreement”). Pursuant to the Operating Agreement, each Member owns a fifty percent interest in the Company, and they are the only members of the Company. The Operating Agreement also provides that each Member and their respective affiliates can engage in business activities, and own interests, that compete with CityCenter. All equity capital contributions required under the Operating Agreement have been funded by the Members, and consequently, no further capital contributions are required by either Member, subject to MGM Resort’s obligation to fund certain cost overruns in connection with the development and operation of CityCenter under the completion guarantee.

The exclusive power and authority to manage the Company is vested in our six-member board of directors (subject to intermittent vacancies), with three representatives appointed by Project CC and three appointed by Infinity World. All required approvals under the Operating Agreement require the approval of a majority of the then-directors in office, as well as that of at least one director designated by Project CC and one director designated by Infinity World. Our board of directors must approve, among other things, any annual operating budget, variances above a certain threshold from the annual operating budget, material amendment or modification to any Company business plan, the granting of any liens or security interest in any asset of the Company, any financing transaction involving the Company, any additional capital calls and any distributions. If, after twelve months, a required approval is not obtained for certain specified actions, Infinity World has 60 days to initiate a resolution process, pursuant to which Project CC would be required to either purchase Infinity World’s interest in the Company or sell its entire interest in the Company to Infinity World, in either case at a price determined pursuant to a formula set forth in the Operating Agreement. In addition, although Project CC is designated as the managing member of the Company, it has delegated such authority to MGM Resorts pursuant to the management agreements described below. Project CC serves as the managing member without payment of a fee. The Operating Agreement may only be amended with the written consent of each Member.

Management Agreements

We have entered into agreements with MGM Resorts whereby MGM Resorts was responsible for management of the design, planning, development and construction of CityCenter and is responsible for the ongoing management of CityCenter and the Company. MGM Resorts was reimbursed for certain costs incurred in performing the development services and we are paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Development Management Agreement. We entered into a development management agreement with MGM Resorts which provides for MGM Resorts to be the developer of CityCenter. In such capacity, MGM Resorts was responsible for all work necessary to complete CityCenter, and is responsible for managing residential sales at CityCenter and overseeing a service provider in the initial and ongoing retail leasing of Crystals. MGM Resorts assigned certain of its employees to CityCenter as required to perform its obligations. MGM Resorts was reimbursed for costs incurred, primarily employee compensation, certain third-party costs, and customary expenses. Costs associated with MGM Resorts employees who do not work solely for the benefit of CityCenter are paid for by the Company based on an equitable and reasonable allocation of such costs.

Operations Management Agreements. We entered into the following agreements with MGM Resorts to provide for management of the ongoing operations of CityCenter:

Hotel and Casino Operations and Hotel Assets Management Agreement. Pursuant to this agreement, MGM Resorts manages the operations of Aria and oversees the Mandarin Oriental component of CityCenter, which is and will continue to be managed by a third party. We pay MGM Resorts a fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDAM (as defined in the agreement) for services under this agreement.

Vdara Condo-Hotel Operations Management Agreement. Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. We are paying MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDAM (as defined in the agreement) for services under this agreement.

Retail Management Agreement. Pursuant to this agreement, MGM Resorts is paid an annual fee of $3 million to manage the operations of the Crystals retail and entertainment district. This fee will be adjusted every five years based on the consumer price index.

In addition to the fees discussed above, we reimburse MGM Resorts for all direct costs associated with its management activities under each of the operations management agreements, which costs primarily consist of employee compensation expenses. MGM Resorts is not reimbursed for corporate overhead or other allocations under these operations management agreements. We have also agreed to indemnify MGM Resorts against any and all third-party claims arising from our gross negligence, willful misconduct, or breach of the respective management agreement. We receive a similar indemnity from MGM Resorts. Additionally, the operations management agreements require MGM Resorts to provide centralized services to CityCenter comparable to those that are provided to other U.S. MGM Resorts’ properties, and these agreements also govern the ownership of customer data. See “— Database Access Arrangement.”

During the nine months ended September 30, 2011, we incurred $25 million in management fees and reimbursed an additional $259 million in costs in connection with the management agreements discussed above. As of September 30, 2011 and December 31, 2010, we owed MGM Resorts $44 million and $38 million, respectively, for management services and reimbursable costs.

We are able to terminate these operations management agreements upon a default by MGM Resorts only if the default will result in a loss that exceeds $25 million. MGM Resorts may terminate these agreements if required government approvals, such as gaming licenses, cannot be obtained (as reasonably determined by MGM Resorts). Infinity World may terminate these agreements if MGM Resorts breaches the standard of care set forth in the operations management agreements, there is a foreclosure on CityCenter, MGM Resorts commits a default that will result in a loss that exceeds $25 million or if EBITDAM (as defined in the agreements) for the components managed by MGM Resorts falls below 75% of the EBITDAM set forth in the project budgets for any two consecutive years. Either Infinity World or MGM Resorts may terminate these agreements if one such party acquires substantially all (more than 80%) of the other’s ownership interests in the Company and/or the joint venture relationship is terminated. The termination of the operations management agreements for Aria and Vdara will terminate all of the other operations management agreements. The termination of the Crystals management agreement will not affect the other two operations management agreements.

Todd English P.U.B.

We lease retail space in Crystals to OE Pub, LLC, a subsidiary of MGM Resorts International. We recorded $1 million of revenue related to this lease agreement during the nine months ended September 30, 2011.

Completion Guarantee

As of September 30, 2011, our remaining project costs were being funded pursuant to an unlimited completion and cost overrun guarantee provided by MGM Resorts and secured by its interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. As of September 30, 2011, we estimated remaining project costs of approximately $58 million, which includes estimated litigation costs related to the resolution of disputes with contractors as to the final CityCenter construction costs and reflects certain offsets to the amounts claimed by the contractors. We have reached, or expect to reach, settlement agreements with most of the construction subcontractors. However, significant disputes remain with our general contractor and certain subcontractors.

In connection with our entrance into the Senior Credit Facility, MGM Resorts entered into a restated completion guarantee that will support remaining construction payables from the construction of CityCenter. The completion guarantee requires us to use the then remaining $124 million of the original $250 million of future net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts from such net residential sale proceeds for construction costs previously expended. However, such reimbursements are not permitted until final resolution of the lawsuit with Perini. See below for more information regarding the Perini lawsuit.

As of September 30, 2011, we had received $624 million under the completion guarantee. We have recorded a payable of $108 million related to these amounts, which represents the amount reimbursable to MGM Resorts from future residential proceeds.

Aircraft Agreement

We entered into an agreement with MGM Resorts whereby MGM Resorts provides us the use of its aircraft on a time sharing basis. We are charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than we believe that we would pay an unrelated third party. During the nine months ended September 30, 2011 we reimbursed MGM Resorts $2 million for aircraft related expenses.

Member Notes

On October 31, 2008, we issued to each of the Members a Member Note, each in the principal amount of $500 million. The Member Notes bear interest at a rate of 3.42% compounding semi-annually and mature on September 30, 2016. In connection with the consummation of the Senior Credit Facility, we issued to each of the Members a Restated Member Note, each in the principal amount of approximately $547 million, representing the principal and accrued but unpaid interest currently owing under each of the Member Notes. The maturity date under each of the Restated Member Notes was extended to January 15, 2018. Each Restated Member Note is subordinate to both the notes and the Senior Credit Facility, and all interest thereunder will be payable solely in kind. See “Description of Certain Indebtedness — Member Notes” for a further discussion of the terms of the Member Notes.

Database Access Arrangement

Pursuant to the three operations management agreements between us and MGM Resorts and discussed above, we have the contractual right to participate in the MGM Resorts Player’s Club casino customer loyalty program and to utilize other database resources, which requires MGM Resorts to permit us to participate in such programs on the same basis as its other hotel casino properties participate in them (pursuant to rules and policies which may be amended by MGM Resorts from time to time). The agreements provide that data related to customers of CityCenter who are not also customers of other MGM Resorts properties is the exclusive proprietary information of CityCenter and data related to customers of other MGM Resorts properties who are not also customers of CityCenter is the exclusive proprietary information of MGM Resorts. MGM Resorts has rules and policies concerning the Player’s Club program and other non-gaming customer database resources owned and maintained by MGM Resorts, including rules of use for accessing common customers and customers who have been designated as inactive. The rules and policies are designed to ensure that customers receive promotional offers in a methodical manner from properties where they have an existing relationship rather than inundating them with offers from properties that they do not frequent, which will cause confusion and decrease the likelihood of successfully engaging the customer. We have no specific contractual right to access the data of exclusive customers of other MGM Resorts properties for marketing purposes. In the past, we have benefited from access to data regarding the exclusive customers of other MGM Resorts properties, as MGM Resorts has provided access to this portion of its databases to assist us to develop our customer base. However, we have no contractual right to continue to enjoy access to the data of exclusive customers of other MGM Resorts properties.

Other Transactions with MGM Resorts.

We have various arrangements with MGM Resorts for the provision of certain shared services, reimbursement of costs and other transactions undertaken in the ordinary course of business, including the following arrangements:

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Central Plant Excess Capacity Arrangement. This arrangement provides that CityCenter Land, LLC, as the owner and developer of a central energy plant, shall give MGM Resorts and its wholly owned properties located within a 1/2 mile radius of CityCenter the right of first offer to purchase any excess energy that is not needed by CityCenter at a price that is reasonably equivalent to what is charged to the various CityCenter component users for such energy services.

•

License Arrangement. This arrangement provides that we shall license to MGM Resorts certain intellectual property that we currently, or in the future will, have rights to in connection with its duties under the three operations management agreements and development management agreement described in this section. We cannot terminate this license until the applicable management agreement has been terminated, and upon such termination, this license will terminate only with respect to the intellectual property of the component for such management agreement. MGM Resorts does not pay us for this license. If MGM Resorts does not comply with the quality standards as established under the applicable management agreement, then Infinity World can enforce such quality standards.

•

Arrangement in respect of the Use of Off-Site Buildings. Pursuant to this arrangement, the Company has the right to the use of certain off-site buildings owned by MGM Resorts for the purpose of pre- and post-completion design and construction of CityCenter and the marketing and sale of residential units. The Company has agreed to reimburse MGM Resorts for certain costs and expenses relating to the use and operation of the off-site buildings.

•

People Mover Agreement. The Company has entered into an agreement with MGM Resorts, Bellagio, LLC and Victoria Partners, pursuant to which the parties have agreed to jointly construct, own and operate an automated people mover system (the “APM”). The parties share in the joint income, if applicable, and cost of operating the APM. A party may elect to demolish a portion of the APM, subject to an obligation to reimburse the other parties for their proportionate share of the unamortized construction cost of the APM of up to $150 million if such destruction causes the APM to stop running.

•

Veer Towers Sales and Marketing Agreement. Pursuant to this agreement, CityCenter Veer Towers Development, LLC engages MGM Resorts as its exclusive sales and marketing agent for the sale of the Veer condominium units. The agreement provides that MGM Resorts is entitled to the reimbursement of all out-of-pocket costs and expenses incurred by it in the performance of its duties under the agreement.

•

Boutique Residential Sales and Marketing Agreement. Pursuant to this agreement, CityCenter Boutique Residential Development, LLC engages MGM Resorts as its exclusive sales and marketing agent for the sale of the Mandarin Oriental condominium units. The agreement provides that MGM Resorts is entitled to the reimbursement of all out-of-pocket costs and expenses incurred by it in the performance of its duties under the agreement.

•

Vdara Sales and Marketing Agreement. Pursuant to this agreement, CityCenter Vdara Development, LLC engages MGM Resorts as its exclusive sales and marketing agent for the sale of the Vdara condominium units. The agreement provides that MGM Resorts is entitled to the reimbursement of all out-of-pocket costs and expenses incurred by it in the performance of its duties under the agreement.

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Fire Station Development Agreement. Pursuant to this agreement, we and MGM Resorts agreed to lease a fire station building and site to Clark County, and twelve parking stalls were allocated for use by Clark County in connection with the fire station located on our property.

•	Frank Sinatra Parking Garage and Access Easement Agreement. Pursuant to this agreement, we granted a parking easement to MGM Resorts for approximately 3,000 vehicles in the Sinatra Parking

Structure on our property. The easement benefits the Monte Carlo Resort & Casino. MGM Resorts pays us its pro rata share of the operating, maintenance and repair expenses for the Sinatra Parking Structure and the access areas thereto and a reasonable administrative fee not to exceed 10% in accordance with the portion of parking spaces allocated to each party.

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Declaration of Vdara Easements and Covenants. Pursuant to this agreement, MGM Resorts granted to us a parking easement for approximately 1,700 vehicles that allows Vdara hotel guests and condominium owners to park in the Bellagio parking garage, an easement for pedestrian access and an easement for encroachments. We granted to MGM Resorts an easement for vehicular access and an easement for encroachments. We are obligated to pay to MGM Resorts expenses it incurs in operating, maintaining and repairing the easement areas and a reasonable administrative fee not to exceed 10%.

•

Parking and Access Easement Agreement. Pursuant to this agreement, we granted an easement to the Veer Towers Unit Owners Association for access and parking of approximately 420 vehicles at Aria and the Sinatra Parking Structure by owners of condominium units at Veer Towers and their guests and invitees. The Veer Towers Unit Owners Association granted an access easement to us. The Veer Towers Unit Owners Association is obligated to pay to us its pro rata share of the expenses of operating, maintaining and repairing the parking structures and an administrative fee up to 15%.

•

Reciprocal Easement Agreement for Joint Roadway. Pursuant to this agreement, we and MGM Resorts agreed to a reciprocal easement setting forth the fundamental scheme of operating and maintaining a roadway serving us and a resort owned by MGM Resorts, the Monte Carlo. We are obligated to pay to MGM Resorts expenses incurred by it in operating, maintaining and repairing the easement area and a reasonable administrative fee not to exceed 10%.

•

Reciprocal Easement and Access Agreement. Pursuant to this agreement, we and MGM Resorts agreed to a reciprocal easement setting forth the fundamental scheme of operating and maintaining Frank Sinatra Drive, a roadway serving us and two other resorts owned by MGM Resorts, the Bellagio and Monte Carlo.

•

Bond in Lieu of Escrow Deposits, Bond Number 001226. Pursuant to this agreement, we obtained a bond in the amount of $150,000,000 from M3 Nevada Insurance Company, a wholly owned subsidiary of MGM Resorts, in lieu of holding deposits in escrow received from purchasers in connection with the purchase of units at the Mandarin.

•

Bond in Lieu of Escrow Deposits, Bond Number 001227. Pursuant to this agreement, we obtained a bond in the amount of $100,000,000 from M3 Nevada Insurance Company, a wholly owned subsidiary of MGM Resorts, in lieu of holding deposits in escrow received from purchasers in connection with the purchase of units at Vdara Condo Hotel.

•

Bond in Lieu of Escrow Deposits, Bond Number 001228. Pursuant to this agreement, we obtained a bond in the amount of $60,000,000 from M3 Nevada Insurance Company, a wholly owned subsidiary of MGM Resorts, in lieu of holding deposits in escrow received from purchasers in connection with the purchase of units at Veer West.

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Bond in Lieu of Escrow Deposits, Bond Number 001229. Pursuant to this agreement, we obtained a bond in the amount of $60,000,000 from M3 Nevada Insurance Company, a wholly owned subsidiary of MGM Resorts, in lieu of holding deposits in escrow received from purchasers in connection with the purchase of units at Veer East.

•

Real Property Agreement and Escrow Instructions. Pursuant to this agreement, we and MGM Resorts, as co-owners of the Frank Sinatra Drive roadway, granted an easement in such roadway, and sold a portion of such easement, to the Nevada Power Company. We and MGM Resorts made a contribution in aid of construction to the Nevada Power Company for the unsold portion of the easement. We and MGM Resorts are jointly and severally liable for certain taxes in connection with these grants and transfers.

•	Bellagio Ground Lease. Pursuant to this agreement, MGM Resorts leased us a parcel of land for the development of CityCenter for one dollar per year. MGM Resorts subsequently deeded us this parcel.

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Land Transfer Arrangement. This arrangement provides that MGM Resorts shall transfer to us the real estate for the Mandarin, Harmon, Vdara and Veer condo units before the closing on the sale of such units and the real estate for the remainder of CityCenter before the subdivision map that unifies such real estate is recorded.

•

Harmon Sales and Marketing Agreement. Pursuant to this agreement, CityCenter Harmon Development, LLC engages MGM Resorts as its exclusive sales and marketing agent for the sale of the Harmon condominium units. The agreement provides that MGM Resorts is entitled to the reimbursement of all out-of-pocket costs and expenses incurred by it in the performance of its duties under the agreement.

We also enter into various transactions with MGM Resorts and its wholly owned properties in the ordinary course of business, including providing services to customers of MGM Resorts for which we are reimbursed and vice versa.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

The following is a summary of provisions relating to our material indebtedness, other than the notes. The following summary does not purport to be complete and is subject to, and qualified in its entirety by reference to, the provisions of the corresponding agreements, including the definitions of certain terms therein that are not otherwise defined in this prospectus.

Member Notes

As of December 31, 2010, Member Notes of $547 million, including accrued interest, were payable to each Member bearing interest at a rate of 3.42% compounding semi-annually, maturing in September 2016. Due to the below market interest rate, interest was imputed on the Member Notes at an estimated market rate of LIBOR plus 10%. At issuance in 2008, a discount in the amount of $352 million was recorded on the Member Notes with the offset to Members’ equity based on the present value of expected cash flows. In connection with the entry into the Senior Credit Facility, we issued to each of the Members the Restated Member Notes, each in the principal amount of $547 million, representing the principal and accrued but unpaid interest currently owing under each of the Member Notes. The maturity date under each of the restated Member Notes was extended to January 15, 2018 and the stated interest rate remained the same. We recorded an additional discount of $409 million in the first quarter of 2011 related to the Restated Member Notes based on estimated market rate of approximately 15%. The discount is being amortized as interest over the expected life of the Restated Member Notes using the effective interest method. The Restated Member Notes are subordinate to each of the First Lien Notes, the Second Lien Notes and the Senior Credit Facility, and all interest thereunder will be payable solely in kind. The obligations under the Restated Member Notes are unsecured and are not guaranteed by any third party.

Senior Credit Facility

Below is a summary of the terms of the Senior Credit Facility among the Company, various lenders and Bank of America, N.A., as administrative agent.

Amount, Maturity and Collateral

The Senior Credit Facility is a $500 million senior secured four year term loan that will mature in 2015 with a syndicate of lenders. The lenders hold perfected first priority (subject to certain exceptions) liens and security interests in substantially all of the assets of the Company and its direct and indirect subsidiaries, including the capital stock of the Company’s subsidiaries. Each of our current direct and indirect subsidiaries guarantee and support our obligations under the Senior Credit Facility.

Interest

The interest rate on the Senior Credit Facility is, at our option, either the Eurodollar Rate plus 6.5% or a base rate (as determined under the Senior Credit Facility) plus 5.5%. We may select interest periods of one, two, three or six months for Eurodollar Rate loans, subject to availability. Interest on base rate loans will be payable quarterly, and interest on Eurodollar Rate loans will be payable at the end of the selected interest period, but no less frequently than quarterly. During the continuance of any event of default under the Senior Credit Facility, the applicable interest rate will increase by 2% per annum.

Certain Covenants

The Senior Credit Facility subjects us to various financial covenants, including, a minimum interest coverage ratio (defined as our cash EBITDA to total interest charges) of (i) 1.10 to 1.0 for the quarter ending September 30, 2012; (ii) 1.15 to 1.0 for the quarter ending December 31, 2012; (iii) 1.25 to 1.0 for the quarters ending March 31, 2013 and June 30, 2013; and (iv) 1.50 to 1.0 for all quarters thereafter. If the interest escrow account is exhausted, we will become subject to a minimum interest coverage ratio of 1.10 to 1.0 at the end of the fiscal quarter in which such exhaustion occurs. We also may not incur more than $50 million in capital expenditures per year, provided that any capital expenditures not made in any fiscal year may be made in the next fiscal year (but not any fiscal years thereafter).

The Senior Credit Facility also contains other customary affirmative and negative covenants, including covenants imposing restrictions on the incurrence of additional indebtedness and restrictions on investments, dispositions, dividends and certain other payments, subject to customary exceptions.

DESCRIPTION OF NOTES

You can find the definitions of certain terms used in this description under the heading “Certain Definitions.” Certain defined terms used in this description but not defined in this “Description of Notes,” including under “— Certain Definitions,” have the meanings assigned to them in the Indentures. In this description, the words the “Company,” “we,” “us” and “our” refer only to CityCenter Holdings, LLC, and not to any of its Subsidiaries.

On January 21, 2011, the Company and CityCenter Finance Corp., a Delaware corporation (“Finance Corp.,” and together with the Company, the “Issuers”), as joint and several obligors, issued (i) $900,000,000 aggregate principal amount of 7.625% Senior Secured First Lien Notes due 2016 (the “First Lien Outstanding Notes”) under an indenture dated January 21, 2011 (the “First Lien Indenture”) among the Issuers, the Guarantors and U.S. Bank National Association, as trustee (the “First Lien Trustee”), and (ii) $600,000,000 aggregate principal amount of 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (the “Initial Second Lien Notes,” and together with the $33,350,001 PIK Interest payment that was added to the then outstanding principal amount of the Initial Second Lien Notes on July 15, 2011, the “Second Lien Outstanding Notes”) under an indenture dated January 21, 2011 (the “Second Lien Indenture” and together with the First Lien Indenture, the “Indentures”) among the Issuers, the Guarantors and U.S. Bank National Association, as trustee (the “Second Lien Trustee”; the First Lien Trustee and the Second Lien Trustee are together referred to herein as the “Trustees” and are sometimes each referred to herein as a “Trustee”). The First Lien Outstanding Notes and the Second Lien Outstanding Notes are referred to herein collectively as the “Outstanding Notes.” The First Lien Outstanding Notes and the Initial Second Lien Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act.

The Issuers will issue, (i) in exchange for the First Lien Outstanding Notes, up to $900,000,000 aggregate principal amount of 7.625% Senior Secured First Lien Notes due 2016 (the “First Lien Exchange Notes”), and (ii) in exchange for the Second Lien Outstanding Notes , up to $633,350,001 principal amount of 10.750%/11.500% Senior Secured Second Lien PIK Toggle Notes due 2017 (the “Second Lien Exchange Notes,” and together with the First Lien Exchange Notes, the “Exchange Notes”).

Except as otherwise indicated below, the following summary applies to both the Exchange Notes and the Outstanding Notes. As used in this “Description of Notes”, the term “notes” means both the Exchange Notes and the Outstanding Notes, unless otherwise indicated. The term “First Lien Notes” means both First Lien Outstanding Notes and the First Lien Exchange Notes and the term “Second Lien Notes” means both the Second Lien Outstanding Notes and the Second Lien Exchange Notes. The terms of the notes will include those stated in the Indentures and those made part of the Indentures by reference to the Trust Indenture Act of 1939, as amended (the “TIA”).

The terms of the Exchange Notes are identical in all material respects to the terms of the Outstanding Notes, except the Exchange Notes will not contain transfer restrictions and holders of Exchange Notes will no longer have any registration rights and we will not be obligated to pay Additional Interest as described in the registration rights agreements.

Finance Corp. was formed solely for the purpose of serving as a co-issuer of the notes in order to facilitate the offering of the notes. Other than as a co-issuer of the notes, Finance Corp. does not have any operations or assets and does not have any revenues. As a result, holders of the notes should not expect Finance Corp. to participate in servicing the interest and principal obligations on the Notes.

The following description is a summary of the material provisions of the Indentures, the Collateral Documents and the Intercreditor Agreements. It does not restate the Indentures, the Collateral Documents or the Intercreditor Agreements in their entirety. We urge you to read the Indentures, the Collateral Documents or the Intercreditor Agreements because they, and not this description, define your rights as Holders of the notes.

Brief Description of the Notes

The First Lien Notes:

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are senior secured obligations of the Issuers, secured by Liens (“First Priority Liens”) in the Collateral on a first priority basis, subject to Permitted Liens, equally and ratably with the Credit Facility Obligations and any other existing or future First Lien Obligations;

•	rank equally in right of payment to all existing and future senior Indebtedness of the Issuers;

•	rank senior in right of payment to any future Indebtedness of the Issuers, if any, that is expressly subordinated to the First Lien Notes;

•	are effectively senior to the Second Lien Notes to the extent of the value of the Collateral;

•	are effectively subordinated to any Indebtedness of the Issuers that is secured by any assets not constituting Collateral to the extent of the value of the assets securing such secured Indebtedness;

•	are guaranteed to the extent described below under “— Guarantees”; and

•	are structurally subordinated to all Indebtedness of the Company’s Subsidiaries that are not Guarantors, if any.

The Second Lien Notes:

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are senior secured obligations of the Issuers, secured by Liens (“Second Priority Liens”) in the Collateral (not including the Interest Escrow Account) on a second lien basis, subject to Permitted Liens, equally and ratably with any other existing or future Second Lien Notes Obligations;

•	rank equally in right of payment to all existing and future senior Indebtedness of the Issuers;

•	rank senior in right of payment to any future Indebtedness of the Issuers, if any, that is expressly subordinated to the Second Lien Notes;

•

are effectively subordinated to (i) all Indebtedness of the Issuers that is secured by any assets not constituting Collateral to the extent of the value of the assets securing such secured Indebtedness and (ii) the First Lien Obligations (including the Credit Facility Obligations and the First Lien Notes) to the extent of the value of the Collateral;

•	are guaranteed to the extent described below under “— Guarantees”; and

•	are structurally subordinated to all Indebtedness of the Company’s Subsidiaries that are not Guarantors, if any.

As of September 30, 2011, we had approximately $2.0 billion of secured Indebtedness outstanding, including $450.0 million of Indebtedness outstanding under the Credit Facility, $900.0 million of First Lien Notes and $633.3 million of Second Lien Notes. The note are guaranteed by all of the Issuers’ existing Subsidiaries.

Paying Agent and Registrar for the Notes

The Issuers will maintain one or more paying agents for the notes. Each Trustee will initially act as paying agent and registrar for the applicable notes.

The Issuers will also maintain a registrar for the notes. The initial registrar for each series of notes will be the Trustee in respect of the Indenture under which such notes were issued. The registrar will maintain a register reflecting ownership of the notes outstanding from time to time and will make payments on and facilitate transfers of notes on behalf of the Issuers.

The Issuers may change the paying agents or the registrars without prior notice to the Holders of the applicable notes. The Company or any of its Subsidiaries may act as a paying agent or registrar.

Transfer and Exchange

A Holder may transfer or exchange notes in accordance with the Indentures. The registrar and the applicable Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will be required to pay all taxes due on transfer. The Issuers will not be required to transfer or exchange any note selected for redemption. Also, the Issuers will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Principal, Maturity and Interest

The Issuers will issue up to $900,000,000 aggregate principal amount of the First Lien Exchange Notes and up to $633,350,001 aggregate principal amount of the Second Lien Exchange Notes in the exchange offer. The First Lien Notes will mature on January 15, 2016, and the Second Lien Notes will mature on January 15, 2017. Additional First Lien Notes and/or additional Second Lien Notes may be issued under the applicable Indenture from time to time (“additional notes”), subject to the limitations set forth under “— Certain Covenants — Limitation on Indebtedness” and “— Certain Covenants — Liens,” which additional notes will vote as a class with the First Lien Notes or the Second Lien Notes, as the case may be, and otherwise be treated as First Lien Notes or Second Lien Notes, as the case may be, for purposes of the applicable Indenture.

Interest on the First Lien Notes

Interest on the First Lien Notes will accrue at the rate of 7.625% per annum and will be payable semi-annually in arrears on January 15 and July 15. Interest on the First Lien Exchange Notes will initially accrue from the most recent date to which interest has been paid on the First Lien Outstanding Notes. The Issuers will make each interest payment on the First Lien Notes to the Holders of record on the immediately preceding January 1 and July 1.

Interest on the Second Lien Notes

The Issuers will pay interest on the Second Lien Notes on January 15, 2012 and July 15, 2012 by increasing the principal amount of the outstanding Second Lien Notes (“PIK Interest”). Interest on the Second Lien Notes will thereafter be payable in cash, or, until January 15, 2016, the Issuers may, at their option, elect to pay interest on the Second Lien Notes (1) entirely in cash (“Cash Interest”), (2) entirely in PIK Interest or (3) 50% in Cash Interest and 50% in PIK Interest. Interest paid in cash will accrue at the rate of 10.750% per annum (“Cash Interest Rate”) and PIK Interest will accrue on the Second Lien Notes at a rate per annum equal to the Cash Interest Rate plus 75 basis points, with interest in each case being payable semi-annually in arrears on January 15 and July 15; provided that the Issuers will pay all accrued PIK Interest in cash on July 15, 2016. Interest on the Second Lien Exchange Notes will initially accrue from the most recent date to which interest has been paid on the Second Lien Outstanding Notes. To elect the form of interest payment with respect to each interest period after July 15, 2012, the Issuers will give the Trustee irrevocable notice of such election not less than ten days prior to the beginning of such interest period. The Trustee will promptly deliver a corresponding notice to the Holders. In the absence of such an election for any interest period, interest on the Second Lien Notes will be payable entirely in the form of Cash Interest on the related interest payment date. PIK Interest will be payable by increasing the principal amount of the outstanding Second Lien Notes by an amount equal to the amount of PIK Interest for the applicable interest period (a “PIK Payment”).

On the interest payment date for any PIK Payment, the principal amount of each Second Lien Note shall be increased by the amount of the PIK Interest payable for the relevant interest period on the principal amount of such Second Lien Note, to the credit of the applicable Holder on the relevant record date for such interest payment date, automatically without any further action by any Person. In the case of Second Lien Notes represented by one or more global notes registered in the name of, or held by, The Depository Trust Company (“DTC”) or its nominee, such increase in principal amount shall be recorded in the registrar’s books and records and in the schedule to the global notes in accordance with the provisions of the Second Lien Indenture. In the case of certificated notes (if any), Holders shall be entitled upon surrender for transfer or exchange of certificated notes to receive one or more new certificated notes reflecting such increase in principal amount in accordance with the terms of the Second Lien Indenture. References in the Second Lien Indenture and the Second Lien Notes to the “principal amount” of the Second Lien Notes shall include increases in the principal amount of the Second Lien Notes as a result of any PIK Payment.

General Matters Relating to Interest for the First Lien Notes and the Second Lien Notes

Interest on the notes for any interest period will be calculated on the basis of a year of 360 days for the actual number of days expired during such interest period.

The interest rate on the notes will in no event be higher than the maximum rate permitted by the laws of the State of New York (including any applicable federal laws of the United States of America). The Issuers will, upon the request of the Holder of any note, provide the interest rate then in effect with respect to such note.

Interest on overdue principal and interest (including Additional Interest, if any), will accrue at a rate that is 1% higher than the then interest rate on the applicable notes. Additional Interest may accrue on the notes in certain circumstances if we do not consummate the exchange offer or shelf registration, as applicable, as provided in the Registration Rights Agreements.

Interest on the notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Interest Escrow Account

Concurrently with the closing of the offering of the First Lien Outstanding Notes and the Initial Second Lien Notes, approximately $159 million was deposited into an interest escrow account (the “Interest Escrow Account”), which amount was expected to equal approximately eighteen months of interest payments in respect of the First Lien Notes and the Credit Facility. The Interest Escrow Account is subject to a control agreement and pledged as Collateral for the ratable benefit of the lenders under the Credit Facility and the Holders of the First Lien Notes (but not for the benefit of the Second Lien Notes). Pursuant to the First Lien Intercreditor Agreement, the proceeds deposited into the Interest Escrow Account have been invested (at the direction of the Company) only in (i) cash or Cash Equivalents (other than instruments described under clauses (h) or (i) in the definition of “Cash Equivalents”) or (ii) sub-accounts of the Interest Escrow Account which are invested only in cash or such Cash Equivalents and which are maintained with any Person which is a lender under the Credit Facility or an Affiliate thereof. Funds shall be disbursed from the Interest Escrow Account solely to the Paying Agent under the First Lien Indenture and the administrative agent under the Credit Facility (i) to make scheduled interest payments following the Issue Date when due, and in the amounts required, under the First Lien Notes and the Credit Facility, respectively, until all amounts in the Interest Escrow Account have been so distributed, and (ii) upon the acceleration of the First Lien Notes or the Credit Facility, pro rata in accordance with the respective principal amounts outstanding under the First Lien Indenture and the Credit Facility, respectively.

Guarantees

The notes are guaranteed, on a senior secured basis, by each Subsidiary of the Company that guarantees the Credit Facility (the “Subsidiary Guarantors” and collectively with any other guarantor of the notes, the “Guarantors”).

The Guarantees with respect to the First Lien Notes:

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are senior secured obligations of each Guarantor, secured by First Priority Liens in the Collateral, subject to Permitted Liens, equally and ratably with the Credit Facility Obligations of such Guarantor and any other existing or future First Lien Obligations of such Guarantor;

•	rank equally in right of payment with all existing and future senior Indebtedness of each Guarantor;

•	rank senior in right of payment to any future Indebtedness of the Guarantors, if any, that is expressly subordinated to the Guarantees of the First Lien Notes;

•

are effectively senior to all of the Guarantors’ guarantees of existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Guarantees of the First Lien Notes, in each case, to the extent of the value of the Collateral;

•

are effectively junior to any Indebtedness of the Guarantors that is secured by Liens on assets that do not secure the Guarantees of the First Lien Notes to the extent of the value of the collateral securing such other Indebtedness.

The Guarantees with respect to the Second Lien Notes:

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are senior secured obligations of each Guarantor, secured by Second Priority Liens in the Collateral, subject to Permitted Liens, equally and ratably with any other existing or future Second Lien Notes Obligations of such Guarantor;

•	rank equally in right of payment with all existing and future senior Indebtedness of each Guarantor;

•	rank senior in right of payment to any future Indebtedness of the Guarantors, if any, that is expressly subordinated to the Guarantees of the Second Lien Notes;

•

are effectively senior to all of the Guarantors’ guarantees of existing and future Indebtedness that is unsecured or secured by Liens that are junior to the Liens securing the Guarantees of the Second Lien Notes, in each case, to the extent of the value of the Collateral; and

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are effectively subordinated to the Guarantees of the First Lien Obligations (including the Credit Facility Obligations and the First Lien Notes) to the extent of the value of the Collateral and to any Indebtedness of the Guarantors that is secured by Liens on assets that do not secure the Guarantees of the Second Lien Notes to the extent of the value of the collateral securing such other Indebtedness.

The Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Guarantee will contain a net worth limitation to reduce the risk that a Guarantee would constitute a fraudulent conveyance under applicable law. In a recent Florida bankruptcy case, a similar provision was found to be ineffective to protect the guarantees involved in such case. See “Risk Factors — Fraudulent conveyance laws may permit courts to void the guarantees of the notes in specific circumstances, which would interfere with the payment of the guarantees and realization upon Collateral owned by the guarantors.”

The Credit Facility and the Indentures allow the Company to form Unrestricted Subsidiaries, which may include a Special Purpose RE Subsidiary that is formed for the purpose of conducting securitization transactions with respect to the Company’s existing and future Seller Financing Notes. So long as the formation and the conduct of the business of any such Unrestricted Subsidiary complies with the other requirements of the Credit Facility and the Indentures, such Unrestricted Subsidiary will not be required to guarantee the obligations of the Company under the Credit Facility or the Indentures.

Security for the Notes

Except as noted below, the obligations of the Issuers and the Guarantors under the First Lien Indenture, the First Lien Notes and the Guarantees of the First Lien Notes are secured by First Priority Liens (subject to Permitted Liens) granted to U.S. Bank National Association in its capacity as collateral agent (in such capacity, the “First Lien Collateral Agent”) in the Collateral and, as provided in the First Lien Intercreditor Agreement, on an equal and ratable basis with the obligations of the Company and the Guarantors under the Credit Facility and under any other existing or future First Lien Obligations. Except as noted below, the obligations of the Issuers and the Guarantors under the Second Lien Indenture, the Second Lien Notes and the Guarantees of the Second Lien Notes are secured by Second Priority Liens (subject to Permitted Liens) granted to U.S. Bank National

Association in its capacity as collateral agent (in such capacity, the “Second Lien Collateral Agent” and together with the First Lien Collateral Agent, the “Collateral Agents”) in the Collateral (not including the Interest Escrow Account) on an equal and ratable basis with the obligations of the Issuers and the Guarantors under any other existing or future Second Lien Notes Obligations.

The First Lien Collateral Documents include, without limitation:

(1)	a deed of trust in favor of the First Lien Collateral Agent encumbering the interests of each applicable Subsidiary Guarantor in and to the real property, improvements, and fixtures constituting CityCenter, including all additions, improvements and component parts related thereto and all rents, issues and profits therefrom, pledging the Collateral described therein to secure the Obligations under the First Lien Notes (the “First Lien Deed of Trust”);

(2)	a security agreement in favor of the First Lien Collateral Agent covering substantially all existing and future personal property of the Issuers and the Guarantors, including a pledge of Capital Stock of Finance Corp. and each Restricted Subsidiary of the Company (other than Excluded Assets); provided that the pledge of the Capital Stock of any Person that holds a gaming license granted by Nevada gaming authorities or any Person that directly or indirectly owns any of the Capital Stock of a Person that holds such a gaming license will not be effective until after approval of such pledge by the Nevada State Gaming Control Board and the Nevada Gaming Commission (the “First Lien Security Agreement”);

(3)	the Control Agreements and control agreement in relation to the Interest Escrow Account; and

(4)	IP Security Agreements in favor of the First Lien Collateral Agent (the “First Lien IP Security Agreements”).

The Second Lien Collateral Documents include, without limitation:

(1)	a deed of trust in favor of the Second Lien Collateral Agent encumbering the interests of each applicable Subsidiary Guarantor in and to the real property, improvements, and fixtures constituting CityCenter, including all additions, improvements and component parts related thereto and all rents, issues and profits therefrom, pledging the Collateral described therein to secure the Second Lien Notes Obligations (the “Second Lien Deed of Trust,” and together with the First Lien Deed of Trust, the “CityCenter Deeds of Trust”);

(2)	a security agreement in favor of the Second Lien Collateral Agent covering substantially all existing and future personal property of the Issuers and the Guarantors, including a pledge of Capital Stock of Finance Corp. and each Restricted Subsidiary of the Company (other than Excluded Assets); provided that the pledge of the Capital Stock of any Person that holds a gaming license granted by Nevada gaming authorities or any Person that directly or indirectly owns any of the Capital Stock of a Person that holds such a gaming license will not be effective until after approval of such pledge by the Nevada State Gaming Control Board and the Nevada Gaming Commission (the “Second Lien Security Agreement”);

(3)	the Control Agreements; and

(4)	IP Security Agreements in favor of the Second Lien Collateral Agent (the “Second Lien IP Security Agreements”).

In connection with any enforcement action with respect to the Collateral or any insolvency or liquidation proceeding, all proceeds of Collateral (after paying the fees and expenses of the Credit Facility Agent and the Collateral Agents and any expenses of selling or otherwise foreclosing on the Collateral) will be applied pro rata to the repayment of the First Lien Obligations.

So long as the Credit Facility and the First Lien Notes are outstanding, the circumstances and manner in which the Collateral shall to the extent permitted by law be disposed of or otherwise realized following an Event of Default is described below under “— Intercreditor Agreements.”

The ability of a Collateral Agent to foreclose upon the Collateral is limited by applicable bankruptcy and gaming laws and by the terms of the Intercreditor Agreements. See “Certain Gaming Law Limitations”, “Certain Bankruptcy Limitations” below, “Risk Factors — Rights of holders of the notes in the collateral may be adversely affected by bankruptcy proceedings” and “— Gaming laws will impose additional restrictions on foreclosure,” “Intercreditor Agreements” below and “Risk Factors — The collateral securing the First Lien Notes is subject to control by other creditors with first priority liens, subject to the terms of the intercreditor agreements” and “— The right of holders of Second Lien Notes to exercise remedies with respect to the collateral is extremely limited, even during an event of default under the indenture governing Second Lien Notes.”

Subject to the terms of the Collateral Documents, the Company and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the notes and the Obligations thereunder (other than Capital Stock deposited with any First Lien Collateral Agent in accordance with the provisions of the First Lien Collateral Documents and any deposit, brokerage or other similar account subject to a Control Agreement), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

MGM Resorts Completion Guarantee and Circus Deeds of Trust

Pursuant to the MGM Resorts Completion Guarantee, MGM Resorts has guaranteed, subject to terms and conditions set forth therein, certain obligations with respect to the completion of construction of CityCenter and the discharge of mechanics’ and other liens thereon. The obligations of MGM Resorts under the MGM Resorts Completion Guarantee are be secured by the Circus Deeds of Trust.

Subject to the terms of the Intercreditor Agreements, the Credit Facility Agent and the Collateral Agents have the right to instruct the trustee under the Circus Deeds of Trust to exercise remedies thereunder in the event that MGM Resorts fails to make any required payment thereunder. A default under the First Lien Obligations or the Second Lien Notes Obligations will not give rise to a right of the Credit Facility Agent or the Collateral Agents to instruct such trustee to exercise remedies under the Circus Deeds of Trust.

Any amount funded under the MGM Resorts Completion Guarantee shall be treated as a subordinated claim to the extent of MGM Resorts’ rights to Condo Unit proceeds and the MGM Resorts Completion Guarantee Reimbursement Amount and otherwise as an equity contribution to the Company.

The Circus Deeds of Trust are subject to release upon the resolution of the Perini Lawsuit and the satisfaction of the mechanics liens and the other construction claims and construction costs described therein; provided that any remaining obligations of MGM Resorts under the MGM Resorts Completion Guarantee are collateralized, either with cash proceeds from the sale of Condo Units or with a letter of credit provided by MGM Resorts.

The MGM Resorts Completion Guarantee will be released (subject to certain provisions that would provide for the automatic reinstatement of such guarantee in the event and to the extent that any payment of Construction Trade Payables (as such term is defined therein) is rescinded) upon resolution of all covered items.

Release of Collateral

The Issuers and the Guarantors will be entitled to the releases of the assets and properties included in the Collateral from the Liens securing the notes under any one or more of the following circumstances:

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to enable the disposition of such assets and properties (other than any such disposition to either Issuer or any Guarantor) to the extent not prohibited under the covenants described under “Repurchase at the Option of Holders — Asset Sales”;

•	as described under “Amendment, Supplement and Waiver” below;

•	to reasonably cooperate with any gaming authority to facilitate the Company or any of its Subsidiaries obtaining gaming licenses to facilitate the operation of CityCenter;

•	in the case of a Guarantor that is released from its Guarantee in accordance with the applicable Indenture, the release of the assets of such Guarantor; or

•	to the extent required by the terms of the Intercreditor Agreements.

The Liens on all Collateral securing the First Lien Notes and the related Guarantees also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including Additional Interest, if any) on, the First Lien Notes and all other First Lien Obligations or (ii) a legal defeasance or covenant defeasance under the First Lien Indenture as described below under “Legal Defeasance and Covenant Defeasance” or a discharge of the First Lien Indenture as described under “Satisfaction and Discharge.”

The Liens on all Collateral securing the Second Lien Notes and the related Guarantees also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including Additional Interest, if any) on, the Second Lien Notes and all other Second Lien Notes Obligations or (ii) a legal defeasance or covenant defeasance under the Second Lien Indenture as described below under “Legal Defeasance and Covenant Defeasance” or a discharge of the Second Lien Indenture as described under “Satisfaction and Discharge.”

In addition, in the event that Rule 3-16 of Regulation S-X of the Commission requires or would require (or is replaced with another rule or regulation, or any other law, rule or regulation is adopted, which would require) the filing with the Commission of separate financial statements of a Subsidiary due to the fact that such Subsidiary’s Capital Stock secures the notes, then the Capital Stock of such Subsidiary need not be pledged to secure the notes and shall automatically be deemed released and to not be and to not have been part of the Collateral to the extent necessary (and only to the extent necessary) to not be subject to such requirement. In such event, the Collateral Documents may be amended or modified, without the consent of any holder, to the extent necessary to evidence the release of Liens securing the notes and the Guarantees on the shares of Capital Stock that are so deemed to no longer constitute part of the Collateral and each of the Trustees and Collateral Agents are authorized by each holder to execute, or to authorize the execution of or the filing of, any agreement, document or instrument in order to evidence such release or to otherwise give effect to this provision.

Certain Gaming Law Limitations

Each Collateral Agent’s ability to foreclose upon the Capital Stock and gaming devices included in the Collateral is limited by relevant Nevada gaming laws. No person may acquire an interest in a gaming licensee or enforce a security interest in an entity registered or licensed by the Nevada Gaming Commission without the prior approval of the Nevada Gaming Commission. Nevada law requires that all persons who propose to own interests in a gaming licensee must be found suitable by the Nevada Gaming Commission before acquiring ownership of such interests. Consequently, it would be necessary for each Collateral Agent to file an application with the Nevada Gaming Commission requesting approval to enforce the security interest in the pledged Capital Stock and obtain such approval before it may take any steps to enforce the security interest. Moreover, it would be necessary for a prospective purchaser of the assets or properties comprising the gaming businesses of the Company to file the necessary applications, be investigated, provide all information requested by the investigating agency, pay all fees and costs charged by the Nevada Gaming Commission for such investigations and be found suitable by the Nevada Gaming Commission before acquiring the pledged Capital Stock or gaming devices through the foreclosure sale. These requirements may limit the number of potential bidders who would participate in any foreclosure sale and may delay the sale of the pledged Capital Stock or gaming devices included in the Collateral, either of which could have an adverse effect on the proceeds received from such sales. Further, in the event of a bankruptcy of the gaming licensee or a foreclosure of a lien by a person holding a security interest for which gaming devices are security in whole or in part for the lien, the Nevada State Gaming Control Board may authorize the disposition of the gaming devices; however, such disposition, without a distributor’s license, may only be made in the manner approved by the Chairman of the Nevada State Gaming Control Board. See “Risk Factors — Gaming laws will impose additional restrictions on foreclosure.”

Sufficiency of Collateral

The fair market value of the Collateral is subject to fluctuations based on factors that include, among others, the ability to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. The amount to be received upon a sale of the Collateral would also be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In addition, in the event of a bankruptcy, the ability of the Collateral Agents to realize upon any of the Collateral may be subject to certain bankruptcy law limitations as described herein. To the extent that Liens, rights or easements granted to third parties encumber any real property intended to constitute Collateral, such third parties have or may exercise rights and remedies with respect to the property subject to such Liens that could adversely affect the value of the Collateral and the ability of the Collateral Agents to foreclose on the Collateral.

In the event of foreclosure on the Collateral, the proceeds from the sale of the Collateral may not be sufficient to satisfy in full the Obligations under the notes. The amount to be received upon such a sale would be dependent on numerous factors, including but not limited to the timing and the manner of the sale. In addition, there can be no assurance that the Collateral can be sold in a short period of time in an orderly manner. A significant portion of the Collateral includes assets or properties that may only be usable, and thus retain value, as part of the operations of the Company. Accordingly, any such sale of such Collateral separate from the sale of the operation of the Company may not be feasible or produce significant proceeds.

Certain Bankruptcy Limitations

The right of the Collateral Agents to repossess and dispose of the Collateral upon the occurrence of an Event of Default would be significantly impaired by applicable bankruptcy law in the event that a bankruptcy case were to be commenced by or against the Issuers, prior to a Collateral Agent having repossessed and disposed of the Collateral. Upon the commencement of a case for relief under Title 11 of the United States Code, as amended (the “Bankruptcy Code”), a secured creditor such as a Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from the debtor, without prior bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and use its security even though the debtor is in default under the applicable debt instruments provided that the secured creditor is given adequate protection. The Intercreditor Agreements impose significant limitations on the rights of the Collateral Agents in seeking any such bankruptcy court approval or adequate protection with respect to the Collateral. See “Intercreditor Agreements” and “Risk Factors — In the event of our bankruptcy, the ability of the holders of the notes to realize upon the collateral will be subject to certain bankruptcy law limitations.” The meaning of the term “adequate protection” may vary according to the circumstances, but it is intended in general to protect the value of the secured creditor’s interest in its security and may include cash payments or the granting of additional or replacement security, if and at such times as the court in its discretion determines, for any diminution in the value of such security as a result of the stay of any act by the secured creditor to repossess or dispose of such security or repossession or disposition or any use of such security by the debtor during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for any diminution in the value of such security if the value of such security exceeds the debt it secures.

In view of the broad equitable powers of a bankruptcy court and the restrictions on the rights of the Collateral Agents in the Intercreditor Agreements, it is impossible to predict how long payments under the notes or the Guarantees could be delayed following commencement of a bankruptcy case involving the Company, whether or when the Collateral Agents could repossess or dispose of the Collateral, the value of the Collateral at the time of the bankruptcy petition or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection” or what the ultimate distribution to the Holders would be on account of their claims under the notes. Any disposition of the Collateral during a bankruptcy case would also require permission from the bankruptcy court and could potentially be made over the Holders’ objection. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the notes, the Holders would hold secured claims to the extent of the value of the Collateral to which the Holders are entitled, and unsecured claims with respect to such shortfall. The Bankruptcy Code only permits the payment and/or accrual of post-petition interest, costs and attorney’s fees and entitlement to “adequate protection” to a secured creditor during a debtor’s bankruptcy case to the extent the value of its security is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by such security.

In addition, the Collateral Agents may need to evaluate the impact of the potential liabilities before determining to foreclose on the real property included in the Collateral because lenders that hold a security interest in real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. In this regard, each Collateral Agent may decline to foreclose on the real property included in the Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the applicable Holders. Finally, the Collateral Agents’ ability to foreclose on the Collateral on behalf of Holders may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agents’ security interest in the Collateral.

Information Regarding Collateral

The Company will furnish to the Collateral Agents, with respect to the Company or any Guarantor, prompt written notice of any change in such Person’s (i) legal name, (ii) jurisdiction of organization or formation, (iii) identity or corporate structure or (iv) Organizational Identification Number. The Company and each Subsidiary Guarantor will agree not to effect or permit any change referred to in the preceding sentence unless all filings have been made under the Uniform Commercial Code or otherwise that are required in order for the Collateral Agents to continue at all times following such change to have a valid, legal and perfected security interest in all of the Collateral. The Company agrees promptly to notify the Collateral Agents if any material portion of the Collateral is damaged, destroyed or condemned.

Intercreditor Agreements

First Lien Intercreditor Agreement

The First Lien Trustee and the First Lien Collateral Agent have entered into a First Lien Intercreditor Agreement (as the same may be amended, supplemented or modified from time to time (together with any consent thereto executed by the Issuers or any Restricted Subsidiary), the “First Lien Intercreditor Agreement”) with the administrative agent and collateral agent under the Credit Facility (collectively, together with its successors and assigns, the “Credit Facility Agent”).

Under the First Lien Intercreditor Agreement, as described below, the “Applicable Collateral Agent” has the right to direct foreclosures and take other actions with respect to the Collateral at the direction of the “Applicable Authorized Representative”, and no other Collateral Agent or other Authorized Representative has any right to take actions with respect to the Collateral prior to the occurrence of the events described in the following paragraph. The Applicable Collateral Agent and the Applicable Authorized Representative will initially be the Credit Facility Agent. The First Lien Trustee for the Holders of First Lien Notes and the First Lien Collateral Agent will initially have no rights to take any action under the First Lien Intercreditor Agreement.

The Credit Facility Agent will remain the Applicable Collateral Agent and the Applicable Authorized Representative until the earlier of (1) the Discharge of Credit Facility Obligations and (2) the Non-Controlling Authorized Representative Enforcement Date, and thereafter (but subject to the proviso set forth in the definition of “Non-Controlling Authorized Representative Enforcement Date” in the next paragraph) the Applicable Authorized Representative will be the Authorized Representative of the series of First Lien Notes Obligations that constitutes the largest outstanding principal amount of any then outstanding series of First Lien Obligations, other than the Credit Facility, with respect to the Shared Collateral (the “Major Non-Controlling Authorized Representative”), and the Applicable Collateral Agent will be the Collateral Agent for the First Lien Obligations represented by such Applicable Authorized Representative.

The “Non-Controlling Authorized Representative Enforcement Date”, with respect to any Non-Controlling Authorized Representative, is the date that is 120 days (throughout which 120-day period the respective Authorized Representative was the Major Non-Controlling Authorized Representative) after the occurrence of both (a) an event of default, as defined in the First Lien Indenture (or other applicable indenture or agreement under which the Major Non-Controlling Authorized Representative is the Authorized Representative), and (b) the Credit Facility Agent’s and each other Authorized Representative’s receipt of written notice from the Major Non-Controlling Authorized Representative certifying that (i) such Authorized Representative is the Major Non-Controlling Authorized Representative and an event of default, as defined in the applicable indenture or agreement under which the Major Non-Controlling Authorized Representative is the Authorized Representative, has occurred and is continuing and (ii) the First Lien Notes Obligations of the series with respect to which such Major Non-Controlling Authorized Representative is the Authorized Representative are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the applicable indenture or agreement under which the Major Non-Controlling Authorized Representative is the Authorized Representative; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Shared Collateral (1) at any time the Credit Facility Agent has commenced and is diligently pursuing any enforcement action with respect to such Collateral or (2) at any time either Issuer or the Guarantor that has granted a security interest in such Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

The Applicable Authorized Representative shall have the sole right to instruct the Applicable Collateral Agent to act or refrain from acting with respect to the Collateral. The Applicable Collateral Agent shall not follow any instructions with respect to such Collateral from any representative of any other First Lien Secured Party (other than the Applicable Authorized Representative). No Authorized Representative of any Non-Controlling Secured Party or other First Lien Secured Party (other than the Applicable Authorized Representative) will instruct the Applicable Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, the Collateral except as expressly provided in the First Lien Intercreditor Agreement. These restrictions may significantly impair the exercise by the First Lien Trustee, the First Lien Collateral Agent and the Holders of the First Lien Notes of rights of a secured creditor in a bankruptcy case. See “Risk Factors — The collateral securing the First Lien Notes is subject to control by other creditors with first priority liens, subject to the terms of the intercreditor agreements.”

Notwithstanding the equal priority of the Liens pursuant to the First Lien Intercreditor Agreement, the Applicable Collateral Agent, acting on the instructions of the Applicable Authorized Representative, may deal with the Shared Collateral as if such Applicable Collateral Agent had a senior Lien on such Collateral. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the Applicable Collateral Agent, Applicable Authorized Representative or Controlling Secured Party. Each of the First Lien Secured Parties also will agree that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the First Lien Secured Parties in all or any part of the Collateral, or the provisions of the First Lien Intercreditor Agreement.

If a First Lien Event of Default has occurred and is continuing and the Applicable Collateral Agent is taking action to enforce rights in respect of any Shared Collateral or the Interest Escrow Account, or any distribution is made with respect to any Shared Collateral or the Interest Escrow Account in any bankruptcy case of either Issuer or any Guarantor, the proceeds of any sale, collection or other liquidation of any such Shared Collateral or the Interest Escrow Account (including any payments under a title insurance policy) by the Applicable Collateral Agent or any other First Lien Secured Party (or received pursuant to any other intercreditor agreement), as applicable, and proceeds of any such distribution to which the First Lien Obligations are entitled under any other intercreditor agreement shall be applied among the First Lien Obligations to the payment in full of the First Lien Obligations on a ratable basis, after payment of all amounts owing to the Credit Facility Agent and any Collateral Agent with respect to any other First Lien Obligations. Prior to any foreclosure or exercise of remedies with respect to Crystals by any Collateral Agent or any insolvency or bankruptcy proceeding with respect to either Issuer or any Guarantor, any proceeds received by either Issuer or any Guarantor from the sale of Crystals or any part thereof shall be applied first to the prepayment of all Credit Facility Obligations arising under or pursuant to the Credit Facility existing on the Issue Date as the same may be amended (but not pursuant to any Refinancing Agreement with respect thereto), and second, to the prepayment in full of all other First Lien Obligations on a ratable basis in accordance with the terms of the applicable credit documents.

None of the First Lien Secured Parties may institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the First Lien Collateral Agent or any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Shared Collateral except as expressly provided for in the First Lien Intercreditor Agreement. In addition, none of the First Lien Secured Parties may seek to have any Shared Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Shared Collateral. If any First Lien Secured Party obtains possession of any Shared Collateral or realizes any proceeds or payment in respect thereof, at any time prior to the discharge of each of the First Lien Obligations, then it must hold such Shared Collateral, proceeds or payment in trust for the other First Lien Secured Parties and promptly transfer such Shared Collateral, proceeds or payment to the First Lien Collateral Agent to be distributed in accordance with the First Lien Intercreditor Agreement.

If either Issuer or any Guarantor becomes subject to any bankruptcy case, the First Lien Intercreditor Agreement provides that if either Issuer or any Guarantor shall move for approval of financing (the “DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, each First Lien Secured Party will agree not to object to any such financing or to the Liens on the Shared Collateral securing the same (the “DIP Financing Liens”) or to any use of cash collateral that constitutes Shared Collateral, unless any Controlling Secured Party, or an Authorized Representative of any Controlling Secured Party, shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Collateral granted to secure the First Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Collateral as set forth in the First Lien Intercreditor Agreement), in each case so long as:

(A)	the First Lien Secured Parties of each series retain the benefit of their Liens on all such Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the bankruptcy case;

(B)	the First Lien Secured Parties of each series are granted Liens on any additional collateral pledged to any First Lien Secured Party as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-a-vis the First Lien Secured Parties as set forth in the First Lien Intercreditor Agreement;

(C)	if any amount of such DIP Financing or cash collateral is applied to repay any of the First Lien Obligations, such amount is applied pursuant to the First Lien Intercreditor Agreement; and

(D)	if any First Lien Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection is applied pursuant to the First Lien Intercreditor Agreement;

provided that the First Lien Secured Parties of each series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First Lien Secured Parties of such series or its representative that shall not constitute Shared Collateral; and provided, further, that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing or use of cash collateral.

The Holders of the First Lien Notes may not take action or vote in any way that supports the confirmation or approval of any plan of reorganization that alters the provisions of the First Lien Intercreditor Agreement or grants such Holders or the First Lien Collateral Agent any rights or benefits expressly prohibited by the First Lien Intercreditor Agreement.

The First Lien Obligations of any series may, subject to the limitations set forth in the documents governing the other First Lien Obligations, be extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in the First Lien Intercreditor Agreement defining the relative rights of the First Lien Secured Parties of any series.

General Intercreditor Agreement

The Credit Facility Agent, the First Lien Collateral Agent, the First Lien Trustee, the Second Lien Notes Trustee and the Second Lien Collateral Agent are each a party to an General Intercreditor Agreement dated as of the Issue Date, (as the same may be amended, supplemented or modified from time to time (together with any consent thereto executed by the Issuers or any Restricted Subsidiary), the “General Intercreditor Agreement”, and together with the First Lien Intercreditor Agreement, the “Intercreditor Agreements” and each, an “Intercreditor Agreement”). Pursuant to the terms of the General Intercreditor Agreement, and subject to the First-Lien Intercreditor Agreement, prior to the Discharge of First Lien Obligations, the Applicable Collateral Agent, acting on behalf of the First Lien Secured Parties, will determine the time and method by which the security interests in the Collateral will be enforced and will have the sole and exclusive right to manage, perform and enforce the terms of the Collateral Documents relating to the Collateral and to exercise and enforce all privileges, rights and remedies thereunder according to its direction, including to take or retake control or possession of such Collateral and to hold, prepare for sale, marshal, process, sell, lease, dispose of or liquidate such Collateral; provided, that the Second Lien Collateral Agent may exercise any or all such rights and remedies after a period (the “Standstill Period”) of 180 days from the date of delivery of written notice to each Senior Lien Collateral Agent stating that the existence of any event of default as defined under the Second Lien Indenture has occurred and is continuing thereunder as a result of which the Second Lien Notes issued thereunder have been accelerated and stating its intention to exercise its rights to take such actions only so long as (a) no First Lien Secured Party has commenced (or attempted to commence or given notice of its intent to commence) the exercise of any of its rights or remedies with respect to the Collateral or any material portion thereof or (b) no insolvency or liquidation proceeding involving the Company or any Guarantor has commenced (the occurrence of any event described in clause (a) or (b) being a “Reversion Event”). The Second Lien Collateral Agent will not be permitted to enforce the security interests even if any event of default under the Second Lien Indenture has occurred and the Second Lien Notes issued thereunder have been accelerated except (a) in any insolvency or liquidation proceeding, solely as necessary to file a proof of claim or statement of interest with respect to the Second Lien Notes Obligations, (b) as necessary to take any action (not adverse to the prior liens on the Collateral securing the First Lien Obligations, or the rights of the Credit Facility Agent, First Lien Collateral Agent or any First Lien Secured Parties to exercise remedies in respect thereof) in order to prove, preserve, perfect or protect (but not enforce) its security interest and rights in, and the perfection and priority of its Lien on, the Collateral or to prove the validity and enforceability of the Second Lien Notes Obligations or (c) after termination of the Standstill Period (as long as no Reversion Event has occurred).

The Second Lien Collateral Agent, for itself and on behalf of each Second Lien Secured Party, has agreed pursuant to the General Intercreditor Agreement that (a) it will not (and thereby waives any right to) take any action to challenge, contest or support any other Person in contesting or challenging, directly or indirectly, in any proceeding (including any insolvency or liquidation proceeding), the validity, perfection, priority or enforceability of a Lien securing any First Lien Obligations held (or purported to be held) by or on behalf of any Senior Lien Collateral Agent or any of the First Lien Secured Parties or any agent or trustee therefor in any Collateral and (b) it will not oppose or otherwise contest (or support any other Person contesting) any request for judicial relief made in any court by any Senior Lien Collateral Agent or any First Lien Secured Party relating to the lawful enforcement of any First Priority Lien on the Collateral.

In addition, the Collateral Documents provide that, subject to the First Lien Intercreditor Agreement, prior to the Discharge of First Lien Obligations, any Senior Lien Collateral Agent may take actions with respect to the Collateral (including the release of Collateral and the manner of realization (subject to the provisions described under “— Release of Collateral”)) without the consent of the Second Lien Collateral Agent or other Second Lien Secured Parties.

The Collateral or proceeds thereof received in connection with the sale or other disposition of, or collection on, any Collateral will be applied to the First Lien Obligations to be distributed in accordance with the First Lien Intercreditor Agreement prior to application to any Second Lien Notes Obligations in such order as specified in the documents governing such First Lien Obligations until the Discharge of First Lien Obligations has occurred.

In addition, so long as the Discharge of First Lien Obligations has not occurred, neither the Second Lien Collateral Agent nor any Second Lien Secured Party shall acquire or hold any Lien on any assets of the Company or any Subsidiary (and neither the Company nor any Subsidiary shall grant such Lien) securing any Second Lien Notes Obligations that are not also subject to the First Priority Lien in respect of the First Lien Obligations under the First Lien Documents.

The Second Lien Collateral Agent and each other Second Lien Secured Party have agreed that any Lien purported to be granted on any collateral as security for First Lien Obligations shall be deemed to be and shall be deemed to remain senior in all respects and prior to all Liens on such collateral securing any Second Lien Notes Obligations for all purposes regardless of whether the Lien purported to be granted is found to be improperly granted, improperly perfected, preferential, a fraudulent conveyance or legally or otherwise deficient in any manner.

If any First Lien Secured Party is required in any insolvency or liquidation proceeding or otherwise to turn over or otherwise pay to the estate of the Company or any other Guarantor (or any trustee, receiver or similar person therefor), because the payment of such amount was declared to be fraudulent or preferential in any respect or for any other reason, any amount (a “Recovery”), whether received as proceeds of security, enforcement of any right of setoff or otherwise, then as among the parties hereto, the First Lien Obligations shall be deemed to be reinstated to the extent of such Recovery and to be outstanding as if such payment had not occurred and such First Lien Secured Party shall be entitled to a reinstatement of First Lien Obligations with respect to all such recovered amounts and shall have all rights hereunder. If the General Intercreditor Agreement shall have been terminated prior to such Recovery, the General Intercreditor Agreement shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the parties thereto.

The General Intercreditor Agreement provides that so long as the Discharge of First Lien Obligations has not occurred, whether or not any insolvency or liquidation proceeding has been commenced by or against the Company or any Guarantor, (i) neither the Second Lien Collateral Agent, any Second Lien Secured Party nor any Second Lien Secured Party will (but instead, each shall be deemed to have waived any right to) (x) exercise or seek to exercise any rights or remedies (including setoff or the right to credit bid debt (except under limited circumstances)) with respect to any collateral securing both the First Lien Obligations and any Second Lien Notes Obligations in respect of any applicable Second Lien Notes Obligations, or institute any action or proceeding with respect to such rights or remedies (including any action of foreclosure); provided, that the Second Lien Collateral Agent may exercise any or all such rights and remedies after termination of the Standstill Period (as long as no Reversion Event has occurred), (y) contest, protest or otherwise object to any foreclosure or enforcement proceeding or action brought with respect to such collateral securing both the First Lien Obligations and Second Lien Notes Obligations or any other collateral by any Senior Lien Collateral Agent in respect of the First Lien Obligations, the exercise of any right by any Senior Lien Collateral Agent (or any agent or sub-agent on their behalf) in respect of the First Lien Obligations under any control agreement, lockbox agreement, landlord waiver or bailee’s letter or similar agreement or arrangement to which the Second Lien Collateral Agent or any other Second Lien Secured Party either is a party or may have rights as a third-party beneficiary, or any other exercise by any such party of any rights and remedies as a secured party relating to such collateral or any other collateral under the First Lien Documents or otherwise in respect of First Lien Obligations, or (z) object to any waiver or forbearance by the First Lien Secured Parties from or in respect of bringing or pursuing any foreclosure proceeding or action or any other exercise of any rights or remedies relating to such collateral or any other collateral in respect of First Lien Obligations and (ii) except as otherwise provided in the General Intercreditor Agreement (including after termination of the Standstill Period (as long as no Reversion Event has occurred)), each Senior Lien Collateral Agent shall have the sole and exclusive right to enforce rights, exercise remedies (including setoff and the right to credit bid their debt), marshal, process and make determinations regarding the release, disposition or restrictions, or waiver or forbearance of rights or remedies with respect to such collateral without any consultation with or the consent of the Second Lien Collateral Agent or any other Second Lien Secured Party, all as if such Senior Lien Collateral Agent held the only Lien in, on and to the Collateral.

In addition, the Second Lien Collateral Agent and each other Second Lien Secured Party have agreed, among other things, that if the Company or any Guarantor is subject to any insolvency or liquidation proceeding if any Senior Lien Collateral Agent, subject to the First Lien Intercreditor Agreement, desires to permit the use of cash collateral or to permit the Company or any Guarantor to obtain financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision in any Bankruptcy Law (“DIP Financing”), including if such DIP Financing is secured by Liens senior in priority to the Liens securing the Second Lien Notes Obligations, then the Second Lien Collateral Agent and each Second Lien Secured Party, on behalf of itself and each applicable Second Lien Secured Party, agrees not to object to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the General Intercreditor Agreement) and, to the extent the Liens securing the First Lien Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Collateral and any other collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as they are subordinated to the First Lien Obligations.

The Holders of the Second Lien Notes may not take action or vote in any way that supports the confirmation or approval of any plan of reorganization that alters the provisions of the General Intercreditor Agreement or grants such Holders or the Second Lien Collateral Agent any rights or benefits expressly prohibited by the General Intercreditor Agreement.

Consistent with the relative priority of the rights set forth therein, the General Intercreditor Agreement includes other provisions limiting the rights of the Second Lien Secured Parties in any insolvency or liquidation proceeding of the Company or any Guarantor, including limiting the right of the Second Lien Parties to receive any reorganization securities in any reorganized entity by virtue of Liens in their favor on the Collateral absent a Discharge of the First Lien Obligations.

Compliance with Trust Indenture Act

Each Indenture provides that the Issuers will, and will cause the Guarantors to, comply with certain provisions of § 314 of the Trust Indenture Act. The Issuers will, and will cause the Guarantors to, comply with § 313(b) of the Trust Indenture Act, relating to reports, and certain provisions of § 314(d) of the Trust Indenture Act, relating to the release of property or securities subject to the Lien of the Collateral Documents; provided that any certificate or opinion required by § 314(d) of the Trust Indenture Act may be made by an officer or legal counsel, as applicable, of the Issuers. Notwithstanding anything to the contrary in this paragraph, the Issuers will not be required to comply or cause the Guarantors to comply with all or any portion of § 313(b) or § 314(d) of the Trust Indenture Act if the Company determines, in good faith based on the written advice of counsel, a copy of which written advice shall be provided to the Collateral Agents, that under the terms of § 313(b) or § 314(d) of the Trust Indenture Act or any interpretation or guidance as to the meaning thereof of the Commission and its staff, including “no action” letters or exemptive orders, all or any portion of § 313(b) or § 314(d) of the Trust Indenture Act is inapplicable to any release or series of releases of Collateral.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the notes. However, under certain circumstances, the Issuers may be required to make an offer to purchase notes as described under the caption “Repurchase at the Option of Holders.” In addition, we may, at our discretion, at any time and from time to time purchase notes in the open market or otherwise.

Mandatory Disposition Pursuant to Gaming Laws

Each Holder, by accepting a note, shall be deemed to have agreed that if the gaming authority of any jurisdiction in which the Issuers or any of the Company’s Subsidiaries conducts or proposes to conduct gaming activities requires that a person who is a Holder or the beneficial owner of notes be licensed, qualified or found suitable under applicable gaming laws, such Holder or beneficial owner, as the case may be, shall apply for a license, qualification or a finding of suitability in accordance with such gaming laws. If such Person fails to apply or become licensed or qualified or is found unsuitable, the Issuers shall have the right, at their option:

•

to require such Person to dispose of its notes or beneficial interest therein within 30 days of receipt of notice of the Issuers’ election or such earlier date as may be requested or prescribed by such gaming authority; or

•	to redeem such notes, which redemption may be less than 30 days following the notice of redemption if so requested or prescribed by the applicable gaming authority, at a redemption price equal to:

(1) the lesser of:

(a) the price such Person paid for such notes, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; and

(b) 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the earlier of the redemption date or the date of the finding of unsuitability or failure to comply; or

(2) such other amount as may be required by applicable law or order of the applicable gaming authority.

The Issuers shall notify the applicable Trustee in writing of any such disqualified Holder status or redemption as soon as practicable. The Issuers shall not be responsible for any costs or expenses any Holder may incur in connection with its application for a license, qualification or a finding of suitability.

Optional Redemption

Prior to January 15, 2014, the Issuers may redeem all or a part of the First Lien Notes and/or the Second Lien Notes, upon notice as described under the heading “Repurchase at the Option of Holders — Selection and Notice,” at a redemption price equal to 100% of the principal amount of notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and Additional Interest, if any, to, the date of redemption (the “Redemption Date”), subject to the rights of Holders on the relevant record date prior to the Redemption Date to receive interest due on the relevant interest payment date.

Prior to January 15, 2014, the Issuers may redeem on any one or more occasions up to 35% of the aggregate principal amount of the First Lien Notes issued under the First Lien Indenture and/or up to 35% of the aggregate principal amount of the Second Lien Notes issued under the Second Lien Indenture at redemption prices of 107.625% and 110.750%, respectively, of the principal amount of notes redeemed and accrued and unpaid interest and Additional Interest, if any, to the Redemption Date, with the net cash proceeds of one or more Qualified Equity Offerings; provided that: (1) at least 65% of the aggregate principal amount of such notes issued under the applicable Indenture remains outstanding immediately after the occurrence of such redemption (excluding any such notes held by the Issuers and the Company’s Subsidiaries); and (2) the redemption occurs within 90 days of the date of the closing of such Qualified Equity Offering.

On or after January 15, 2014, the Issuers may redeem all or a portion of the First Lien Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable Redemption Date, if redeemed during the 12-month period beginning on January 15 of the years indicated below:

Year	Percentage
2014	103.813%
2015 and thereafter	100.000%

On or after January 15, 2014, the Issuers may redeem all or a portion of the Second Lien Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, on the notes redeemed, to the applicable Redemption Date, if redeemed during the 12-month period beginning on January 15 of the years indicated below:

Year	Percentage
2014	105.375%
2015	102.688%
2016 and thereafter	100.000%

The amount payable to the Holder of a note shall be equal to the applicable redemption price of the notes redeemed, plus accrued and unpaid interest, if any, to the Redemption Date (subject to the rights of Holders on the relevant record date prior to the Redemption Date to receive interest due on the relevant interest payment date).

Repurchase at the Option of Holders

Change of Control

Each Indenture provides that if a Change of Control occurs, unless the Issuers have previously or concurrently mailed a redemption notice with respect to all the Outstanding Notes pursuant to “Optional Redemption,” the Issuers will make an offer to purchase all of the notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuers will send a notice describing such Change of Control and the Change of Control Offer pursuant to the procedures required by such Indenture, which notice will include the date of consummation (which date may be extended in accordance with applicable law) for such Change of Control Offer, which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the “Change of Control Payment Date”).

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act (“Rule 14e-1”) and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of either Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached their obligations described in such Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuers will, to the extent permitted by law,

(1) accept for payment all notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer,

(2) deposit with the paying agent under each Indenture an amount equal to the aggregate Change of Control Payment in respect of all notes issued under such Indenture or portions thereof so tendered and

(3) deliver, or cause to be delivered, to the applicable Trustee for cancellation the notes so accepted together with an Officer’s Certificate to the Trustee stating that such notes issued under the applicable Indenture or portions thereof have been tendered to, and purchased by, the Issuers.

The Credit Facility provides, and future credit agreements or other agreements to which the Company becomes a party may provide, that certain change of control events with respect to the Company would constitute a default thereunder (including events that would constitute a Change of Control under the Indentures). If we experience a change of control that triggers a default under the Credit Facility or any such future Indebtedness, we could seek a waiver of such default or seek to refinance the Credit Facility or such future Indebtedness. In the event we do not obtain such a waiver or refinance the Credit Facility or such future Indebtedness, such default could result in amounts outstanding under the Credit Facility or such future Indebtedness being declared due and payable.

Our ability to pay cash to the Holders following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases. See “Risk Factors — The notes will be subject to a change of control provision, and we may not have the ability to raise the funds necessary to fulfill our obligations under the notes following a change of control, which would place us in default under the indentures governing our notes. In addition, upon a change of control, the lenders’ obligation to make advances under our existing Credit Facility shall be terminated, which could adversely affect our financial condition and our ability to conduct our business.”

The Change of Control purchase feature of the notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Initial Purchasers and us. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indentures, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants — Liens.” Such restrictions in either Indenture can be waived only with the consent of the Holders of a majority in principal amount of the notes then outstanding under such Indenture. Except for the limitations contained in such covenants, however, the Indentures will not contain any covenants or provisions that may afford Holders protection in the event of a highly leveraged transaction.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indentures applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer. Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets and properties of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets and properties of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Issuers to make an offer to repurchase the notes as described above.

The provisions under each Indenture relating to the Issuers’ obligation to make an offer to repurchase the notes issued under such Indenture as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the notes outstanding under such Indenture until a Change of Control has occurred.

Asset Sales

Each Indenture provides that the Issuers will not, and will not permit any of the Restricted Subsidiaries to, consummate or suffer to exist an Asset Sale, unless:

(1) an Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company or, if $25.0 million or more, the board of directors of the Company and in such case evidenced by the delivery to the applicable Trustee of a certified copy of board resolutions documenting such determination) of the assets or properties sold or otherwise disposed of; and

(2) at least 75% of the consideration therefor received by such Issuer or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents and 100% of the Net Proceeds therefrom is deposited directly into a deposit account pledged to the Credit Facility Agent and the Collateral Agents to secure the notes; provided that (i) the remaining non-cash consideration for such Asset Sale is pledged to the Credit Facility Agent and the Collateral Agents to secure the notes; and (ii) any securities, notes or other similar obligations received by such Issuer or such Restricted Subsidiary from such transferee that are converted by such Issuer or such Restricted Subsidiary into cash (to the extent of the cash received) within 90 days following the closing of such Asset Sale shall be deemed to be cash for purposes of this provision and for no other purpose; provided, further, that any sale of Condo Units shall not be subject to the 75% cash consideration requirements of this clause (2).

When the aggregate amount of Net Proceeds exceeds $25.0 million, the Company shall, within 30 days after the date on which such Net Proceeds exceed $25.0 million, use any such Net Proceeds (and not just the amount in excess of $25.0 million) to permanently reduce or offer to permanently reduce Indebtedness constituting First Lien Obligations in an amount equal to such Net Proceeds at a purchase price equal to 100% of the principal amount of such First Lien Obligations, plus accrued and unpaid interest to the date of purchase or repayment. Such reduction or offer shall be made to repay First Lien Obligations, pro rata in proportion to the respective principal amounts of each class of First Lien Obligations then outstanding. If any such repayment is of revolving credit facility obligations, such repayment shall also include a corresponding permanent reduction of any commitments with respect thereto. With respect to Obligations under the First Lien Notes, the Company or such Restricted Subsidiary shall satisfy the obligations under this paragraph by making an offer to all Holders of First Lien Notes to purchase the First Lien Notes (a “First Lien Asset Sale Offer”) at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase on the terms set forth in the First Lien Indenture.

Notwithstanding the foregoing paragraph, any proceeds received by an Issuer or any Guarantor from the sale of Crystals or any part thereof, prior to any foreclosure or exercise of remedies with respect to Crystals or any insolvency or bankruptcy proceeding, shall be applied to the prepayment of all Credit Facility Obligations arising under or pursuant to the Credit Facility existing on the Issue Date as the same may be amended (but not any Refinancing Agreement in respect of such Credit Facility or any replacement thereof) prior to any requirement to make an Asset Sale Offer in respect of the First Lien Notes or the Second Lien Notes.

Within 15 Business Days after the expiration of the 30 day period after the receipt of any Net Proceeds of any Asset Sale, the Issuers will send a notice describing such Asset Sale and the First Lien Asset Sale Offer pursuant to the procedures required by the First Lien Indenture, which notice will include the date of consummation for such First Lien Asset Sale Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the “First Lien Note Asset Sale Offer Payment Date”).

After the completion any First Lien Asset Sale Offer, if there are remaining Net Proceeds from such Asset Sale, (A) so long as there are Credit Facility Obligations then outstanding, the Company shall, within two business days following the expiration of the Asset Sale Offer in respect of the First Lien Notes, apply any such remaining Net Proceeds to the prepayment of the applicable Credit Facility, and (B) after such time as there are no outstanding Credit Facility Obligations, in the event that such remaining Net Proceeds exceed $25.0 million, the Issuers shall, within 10 business days following the consummation of the First Lien Asset Sale Offer, send a notice to the Holders of the Second Lien Notes (the “Second Lien Asset Sale Offer Notice”) describing the Asset Sale and an offer to purchase the Second Lien Notes at a price equal to 100% of the principal amount of such Second Lien Notes, plus accrued and unpaid interest to the date of purchase up to the amount of such remaining Net Proceeds (and not just the amount in excess of $25.0 million) (the “Second Lien Asset Sale Offer,” and together with the First Lien Asset Sale Offer, each a “Asset Sale Offer”). The Second Lien Asset Sale Offer Notice shall also include the date of consummation for such Second Lien Asset Sale Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the “Second Lien Note Asset Sale Offer Payment Date,” and together with the First Lien Note Asset Sale Offer Payment Date, each a “Asset Sale Payment Date”).

The Issuers will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indentures, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indentures by virtue thereof. On each Asset Sale Payment Date, the Issuers will:

(1) accept for payment all notes issued by it or portions thereof properly tendered pursuant to the applicable Asset Sale Offer;

(2) deposit with the paying agent an amount equal to the applicable aggregate Asset Sale Payment in respect of all notes or portions thereof so tendered and accepted for payment; and

(3) deliver, or cause to be delivered, to the applicable Trustee for cancellation the notes so accepted together with an Officer’s Certificate to such Trustee stating that such notes or portions thereof have been tendered to, and purchased by, the Issuers.

Events of Loss

In the case of an Event of Loss with respect to any Collateral, the Company or the affected Restricted Subsidiary, as the case may be, will deposit any Net Loss Proceeds received from such Event of Loss directly into a deposit account pledged to the Applicable Collateral Agent to secure the First Lien Obligations and Second Lien Notes (a “Net Loss Proceeds Deposit Account”) and within 360 days after such receipt will rebuild, repair, replace or construct improvements to the affected property or facility (or enter into a binding agreement to do so within 180 days after the execution of such agreement (an “Acceptable Event of Loss Commitment”)) so that the damaged Collateral is rebuilt, repaired, replaced or constructed and operating in substantially the manner that it was operating immediately prior to the Event of Loss or was intended to operate immediately prior to the Event of Loss, as certified in an Officer’s Certificate provided to the Trustees; provided, further, that in the event any Acceptable Event of Loss Commitment is later cancelled or terminated for any reason before the Net Loss Proceeds are applied in connection therewith (and not replaced with an alternative Acceptable Event of Loss Commitment within such 360-day period), or such Net Loss Proceeds are not actually so invested or paid in accordance with this paragraph by the end of such 180-day period, then such Net Loss Proceeds shall be applied in accordance with the immediately succeeding paragraph; provided, further, that any Net Loss Proceeds deposited into the Net Loss Proceeds Deposit Account will be available pursuant to the terms of the relevant deposit account control agreement to reimburse the Company or any of its Restricted Subsidiaries for any amounts expended by such Persons in connection with the rebuilding, repair, replacement or construction of the affected property or facility pursuant to this paragraph, and Net Loss Proceeds shall be reduced by any such reimbursed amount.

In the event that the Company or any of its Restricted Subsidiaries is not able to, or for any reason does not, comply with the immediately preceding paragraph, the Company will permanently reduce or offer to permanently reduce Indebtedness constituting First Lien Obligations in an amount equal to such Net Proceeds at a purchase price equal to 100% of the principal amount of such First Lien Obligations, plus accrued and unpaid interest to the date of purchase or repayment. Such reduction or offer shall be made to repay First Lien Obligations, pro rata in proportion to the respective principal amounts of each class of First Lien Obligations then outstanding. If any such repayment is of revolving credit facility obligations, such repayment shall also include a corresponding permanent reduction of any commitments with respect thereto.

With respect to Obligations under the First Lien Notes, the Company or such Restricted Subsidiary shall satisfy the obligations under the immediately preceding paragraph by making an offer to all holders of First Lien Notes to purchase First Lien Notes (a “First Lien Loss Proceeds Offer”) at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase on the terms set forth in the First Lien Indenture. The First Lien Indenture provides that if the Issuers make a First Lien Loss Proceeds Offer, within 15 Business Days after the earlier of (i) the election to make the First Lien Loss Proceeds Offer and (ii) the expiration of the 360-day period described in the first paragraph of this section

(or, if applicable, within 15 Business Days after the cancellation or termination of any Acceptable Event of Loss Commitment before the Net Proceeds are applied in connection therewith (unless replaced with an alternative Acceptable Event of Loss Commitment)), the Issuers will send a notice describing such Event of Loss, the First Lien Loss Proceeds Offer and the date of consummation for such First Lien Loss Proceeds Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the “First Lien Loss Proceeds Offer Payment Date”) pursuant to the procedures required by the First Lien Indenture and described in such notice.

After the completion any First Lien Loss Proceeds Offer, if there are remaining Net Loss Proceeds from such Event of Loss, (A) so long as there are Credit Facility Obligations outstanding, the Company shall, within two business days following the expiration of the First Lien Loss Proceeds Offer in respect of the First Lien Notes, apply any such remaining Net Loss Proceeds to the prepayment of the applicable Credit Facility, and (B) after such time as there are no outstanding Credit Facility Obligations, in the event that such remaining Net Loss Proceeds exceed $25.0 million, the Issuers shall, within 10 business days following the consummation of the First Lien Loss Proceeds Offer, send a notice to the Holders of the Second Lien Notes (the “Second Lien Loss Proceeds Offer Notice”) describing the Event of Loss and an offer to purchase the Second Lien Notes at a price equal to 100% of the principal amount of such Second Lien Notes, plus accrued and unpaid interest to the date of purchase, up to the amount of such remaining Net Loss Proceeds (and not just the amount in excess of $25 million) (the “Second Lien Loss Proceeds Offer,” and together with the First Lien Loss Proceeds Offer, each a “Loss Proceeds Offer”). The Second Lien Loss Proceeds Offer Notice shall also include the date of consummation for such Second Lien Loss Proceeds Offer (which date may be extended in accordance with applicable law), which shall be a date no earlier than 20 Business Days and no later than 60 calendar days from the date such notice is mailed (the “Second Lien Loss Proceeds Offer Payment Date,” and together with the First Lien Loss Proceeds Offer Payment Date, each a “Loss Proceeds Offer Payment Date”).

The Issuers will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of notes pursuant to a Loss Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indentures, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indentures by virtue thereof.

On a Loss Proceeds Offer Payment Date, the Issuers will:

(1) accept for payment all notes issued by them or portions thereof properly tendered pursuant to the applicable Loss Proceeds Offer;

(2) deposit with the applicable paying agent an amount equal to the aggregate Loss Proceeds Offer Payment in respect of all notes tendered and accepted for payment in the applicable Loss Proceeds Offer; and

(3) deliver, or cause to be delivered, to the applicable Trustee for cancellation the notes issued under the applicable Indenture so accepted together with an Officer’s Certificate to such Trustee stating that such notes or portions thereof have been tendered to, and purchased by, the Issuers.

Selection and Notice

If the Issuers are purchasing or redeeming less than all of the notes issued under an Indenture at any time, the applicable Trustee will select the notes to be purchased or redeemed (a) if the notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which the notes are listed or (b) on a pro rata basis to the extent practicable or, to the extent that selection on a pro rata basis is not practicable, by lot or such other similar method in accordance with the procedures of DTC.

Notices of purchase or redemption shall be mailed by first-class mail, postage prepaid, at least 20 Business Days but not more than 60 calendar days before the purchase or redemption date (which date may be extended in accordance with applicable law) to each Holder at such Holder’s registered address or otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of a series of notes or a satisfaction and discharge of an Indenture. If any note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

The Issuers will issue a new note in a principal amount equal to the unredeemed portion of the original note in the name of the Holder upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on notes or portions thereof called for redemption.

Certain Covenants

Set forth below are summaries of the material covenants contained in the Indentures.

Limitation on Restricted Payments

The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any payment or distribution on account of the Issuers’, or any Restricted Subsidiaries’ Equity Interests, including, without limitation, in connection with any merger or consolidation, other than:

(a) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or

(b) dividends, payments or distributions by Finance Corp. or a Restricted Subsidiary so long as, in the case of any dividend, payment or distribution payable on or in respect of any class or series of securities issued by Finance Corp. or a Restricted Subsidiary other than a Wholly Owned Subsidiary, (i) an Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities and (ii) the other shareholders of Finance Corp. or the Restricted Subsidiary making such dividends, payments or distributions are not Affiliates of Finance Corp. or such Restricted Subsidiary;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company, including, without limitation, in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness (excluding Subordinated Indebtedness between or among the Issuers and the Guarantors), other than the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(all such payments and other actions set forth in clauses (I) through (IV) above (other than any exceptions thereof) being collectively referred to as “Restricted Payments” (it being understood that MGM Operational Reimbursement Payments are not Restricted Payments)), unless, at the time of such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuers could Incur $1.00 of additional Indebtedness under the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(3) the aggregate amount of Restricted Payments made since the Issue Date does not exceed the sum, without duplication, of:

(a) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Issuers and the Restricted Subsidiaries during the period (treating such period as a single accounting period) from January 1, 2011 and ending on the last day of the most recent fiscal quarter of the Company ending immediately prior to the date of the making of such Restricted Payment for which internal financial statements are available; plus

(b) 100% of the aggregate net cash proceeds received by the Company from any Person (other than from a Subsidiary of the Company) from either a capital contribution or the issuance and sale of Equity Interests (other than Disqualified Stock) of the Company or the amount by which Indebtedness of the Company, Finance Corp. or any Restricted Subsidiary is reduced by the conversion or exchange of debt securities or Disqualified Stock into or for Equity Interests (other than Disqualified Stock) (to the extent that proceeds of the issuance of such Equity Interests would have been able to be included in this clause if such Equity Interests had been initially issued for cash) subsequent to the Issue Date and on or prior to the date of the making of such Restricted Payment (for the avoidance of doubt, (w) the Issue Date Equity Contributions, (x) Harmon Equity, (y) payments made by MGM Resorts to or for the benefit of the Company or any of its Restricted Subsidiaries pursuant to the MGM Resorts Completion Guarantee and (z) contributions deemed to have been made or Equity Interests issued upon the conversion or exchange of Sponsor Subordinated Debt outstanding on the Issue Date shall each be excluded from the calculation of the aggregate amount of Restricted Payments available to be made subsequent to the Issue Date for purposes of this clause (3)); plus

(c) 100% of the aggregate cash received by the Company subsequent to the Issue Date and on or prior to the date of the making of such Restricted Payment upon the exercise of options or warrants to purchase Equity Interests (other than Disqualified Stock) of the Company; plus

(d) 100% of the aggregate cash and the fair market value of any property or assets (excluding any Equity Interest, Indebtedness or other securities (other than Cash Equivalents)) (such fair market value as determined in the good faith reasonable judgment of the Company) received by the Issuers or any Restricted Subsidiary (other than from an Issuer or any Restricted Subsidiary) subsequent to the Issue Date by means of the sale or other disposition, repurchase, redemption, repayment or return of capital, as applicable, of Restricted Investments made after the Issue Date by either Issuer or any Restricted Subsidiary in other Persons and any distribution or dividend received from such Persons; plus

(e) to the extent that any Person becomes a Restricted Subsidiary or an Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the Issue Date, the fair market value of the Restricted Investment of either Issuer and any Restricted Subsidiary in such Person as of the date it becomes a Restricted Subsidiary or in such Unrestricted Subsidiary on the date of redesignation as a Restricted Subsidiary.

Notwithstanding the foregoing, unless a Default has occurred and is continuing or would result therefrom (other than in respect of clauses (1), (2), (3), (4), (7), (8) and (9) below), the provisions set forth in the immediately preceding paragraph will not prohibit, without duplication:

(1) the payment of any dividend or the making of any distribution within 60 days after the date of declaration of such dividend or distribution if the making thereof would have been permitted on the date of declaration; provided such dividend will be deemed to have been made as of its date of declaration for purposes of this clause (1);

(2) the making of any Restricted Payment either (a) solely in exchange for Equity Interests (other than Disqualified Stock) of the Company, or (b) with the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of Equity Interests (other than Disqualified Stock) of the Company or of a substantially concurrent cash capital contribution to the Company;

(3) the payment, redemption, repurchase, retirement, defeasance or other acquisition of Subordinated Indebtedness of either Issuer (a) solely in exchange for (i) Equity Interests (other than Disqualified Stock) of either Issuer or (ii) Refinancing Indebtedness, or (b) through the application of the net proceeds of a sale for cash (other than to either Issuer or any Restricted Subsidiary) within 45 days of such sale of (i) Equity Interests (other than Disqualified Stock) of either Issuer or (ii) Refinancing Indebtedness;

(4) redemptions, repurchases, defeasances, repayments or other acquisitions or retirements for value of Equity Interests or Subordinated Indebtedness to the extent required by any gaming authority having jurisdiction over either Issuer or any Restricted Subsidiary or deemed necessary by the board of directors of the Company in order to avoid the suspension, revocation or denial of a gaming license by any gaming authority or other right to conduct lawful gaming operations;

(5) Restricted Payments made on or after the Issue Date not to exceed, together with all Restricted Payments made pursuant to this clause (5), not to exceed $50.0 million in the aggregate;

(6) the declaration and payment of regularly scheduled or accrued dividends or distributions to holders of any class or series of Disqualified Stock of either Issuer or any Restricted Subsidiary issued on or after the Issue Date in accordance with the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “Certain Covenants — Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7) payments in lieu of fractional shares of the Company’s Capital Stock;

(8) Permitted Tax Distributions;

(9) that portion of Restricted Investments the payment for which consists exclusively of the Company’s Equity Interests (other than Disqualified Stock);

(10) Restricted Payments made within 60 days following the receipt of any insurance proceeds, Condemnation Awards, or judgment or settlement proceeds received by an Issuer or any of the Restricted Subsidiaries arising from the respective Event of Loss that are applied to purchase, redeem, defease or otherwise acquire or retire for value Casualty Bridge Capital; and

(11) Sponsor Harmon Reimbursement Payments, MGM Condo Proceeds Payments and, so long as the Construction Resolution Date has occurred, payments of the MGM Resorts Completion Guarantee Reimbursement Amount.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date for purposes of clause (3) of the first paragraph of this covenant, Restricted Payments made pursuant to clauses (2), 3(a)(ii), 3(b)(ii), (5), (7), (8), (9), (10) (but only to the extent that the Casualty Bridge Capital is Indebtedness) or (11) of the immediately preceding paragraph in each case shall be excluded from such calculation. The amount of any Restricted Payment, if other than in cash, shall be equal to the fair market value of the property involved, as determined in the good faith reasonable judgment of the Company.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) and the Company will not issue any shares of Disqualified

Stock and will not permit Finance Corp. or any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that the Company may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and Finance Corp. and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock or Preferred Stock, if the Consolidated Fixed Charge Coverage Ratio on a consolidated basis for the Issuers’ and the Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(1)	the Incurrence of Indebtedness and related obligations under the Credit Facility by the Issuers or any of the Restricted Subsidiaries and the issuance and creation of letters of credit thereunder (with letters of credit being deemed to have a principal amount equal to the face amount thereof), up to an aggregate principal amount at any one time outstanding not to exceed the greater of (x) (A) $500.0 million, together with any amendments, modifications, renewals, extensions, replacements and refinancings thereof increasing the aggregate principal amount thereunder so long as the aggregate principal amount of First Lien Obligations do not exceed $1.4 billion, less (B) the aggregate amount of any scheduled amortization payments of term loans thereunder and any mandatory prepayments of term loans thereunder (together with any related repayments of any revolving credit loans provided thereunder involving a corresponding permanent reduction of revolving commitments) (in any event other than any such payment or prepayment effectuated in connection with any amendment, modification, renewal, extension, replacement or refinancing of the Credit Facility) and (y) 1.5 times the amount of Consolidated EBITDA of the Company and its Restricted Subsidiaries for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is proposed to be Incurred (including, for purposes of this clause (1), any renewal, extension, replacement and refinancing of a Credit Facility utilizing clause (y) hereof or any Credit Facility Incurred to so renew, extend, replace or refinance such a Credit Facility);

(2)	the Incurrence by the Issuers and any Guarantor of Indebtedness represented by the notes issued under the Indentures on the Issue Date, and any Guarantees thereof, any notes (and Guarantees thereof) issued in exchange for the notes pursuant to the Registration Rights Agreements, and any increases in the principal amount of the Second Lien Notes (whether issued on the Issue Date or thereafter) as a result of a PIK Payment;

(3)	Indebtedness of the Issuers and the Restricted Subsidiaries in existence on the Issue Date (other than Indebtedness described in clauses (1) and (2));

(4)	Indebtedness (including Capitalized Lease Obligations), Disqualified Stock and Preferred Stock Incurred or issued by the Issuers or any of the Restricted Subsidiaries, to finance the purchase, lease, design, construction or improvement of property (real or personal) or equipment or other property (including software) that is used or useful in the business of the Issuers and the Restricted Subsidiaries in an aggregate principal amount at the date of such Incurrence, together with all other Indebtedness previously Incurred and that is outstanding under this clause (4) (and including all outstanding Refinancing Indebtedness Incurred to refinance any Indebtedness Incurred pursuant to this clause (4)), not to exceed $100.0 million at any one time outstanding; provided that such Indebtedness exists at the date of such purchase or transaction or is created within 180 days thereafter;

(5)

Indebtedness of the Issuers or any Restricted Subsidiary arising in respect of (i) letters of credit, bankers’ acceptances, worker’s compensation claims, payment obligations in connection with self-insurance or similar obligations and bid, appeal, performance and surety bonds, in each case in amounts and for the purposes customary in such Person’s industry, (ii) completion guarantees (to the extent that the Incurrence thereof does not result in the Incurrence of any direct or indirect obligation for the payment of borrowed money of others) and (iii) Investments described in clause (14) of the definition of “Permitted Investments”;

(6)	Indebtedness arising from agreements of the Issuers or the Restricted Subsidiaries providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition of any business, assets or properties or a Subsidiary, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or properties or a Subsidiary for the purpose of financing such acquisition; provided that

(a)	such Indebtedness is not reflected on the balance sheet of the Issuers, or any of the Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this subclause (a)); and

(b)	the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds (including non-cash proceeds (the fair market value of such non-cash proceeds being measured at the time received and without giving effect to any subsequent changes in value)) actually received by the Issuers and the Restricted Subsidiaries in connection with such disposition;

(7)	Indebtedness between or among the Issuers and the Restricted Subsidiaries; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in the Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any subsequent transfer of any such Indebtedness (except to either Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (7);

(8)	shares of Preferred Stock of a Restricted Subsidiary issued to an Issuer or another Restricted Subsidiary, provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of any such shares of Preferred Stock (except to an Issuer or another Restricted Subsidiary) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (8);

(9)	Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes);

(10)	the Incurrence or issuance by an Issuer or any Restricted Subsidiary of Indebtedness or Disqualified Stock, and the issuance by Finance Corp. or any Restricted Subsidiary of Preferred Stock, in each case which serves to refund, refinance, replace, renew, extend, prepay or defease any Indebtedness, Disqualified Stock or Preferred Stock of an Issuer or any Restricted Subsidiary Incurred as permitted under the first paragraph of this covenant, clauses (2), (3) and (4) above, or this clause (10), or any Indebtedness, Disqualified Stock or Preferred Stock issued to so refund, refinance, replace, renew, extend, prepay or defease such Indebtedness, Disqualified Stock or Preferred Stock, including additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), expenses, defeasance or similar costs and fees in connection therewith (the “Refinancing Indebtedness”) prior to its respective maturity; provided that:

(a)	such Refinancing Indebtedness has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced, replaced, renewed, extended or defeased,

(b)

the principal or other amount (or accreted value, if applicable) of such Refinancing Indebtedness does not exceed the principal or other amount (or accreted value, if applicable) of the Indebtedness, Disqualified Stock or Preferred Stock extended, refinanced, renewed, replaced, defeased, prepaid or refunded (plus all accrued interest and dividends on the

Indebtedness, Disqualified Stock or Preferred Stock and the amount of all underwriting discounts, fees, expenses and premiums incurred in connection therewith); provided that with respect to Refinancing Indebtedness Incurred in respect of Indebtedness Incurred under clause (4) above, the principal amount or accreted value will not exceed the then current fair market value of the asset encumbered in connection therewith,

(c)	to the extent such Refinancing Indebtedness refinances (i) Subordinated Indebtedness, such Refinancing Indebtedness (A) is subordinated to the notes or the Guarantees, as applicable, at least to the same extent as the Indebtedness being refinanced or refunded and (B) has a final Stated Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the final Stated Maturity of the Subordinated Indebtedness being refunded, refinanced, replaced, renewed, extended or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(d)	such Indebtedness, Disqualified Stock or Preferred Stock is Incurred by the Company or a Person that is an obligor (including as a guarantor) on or issuer of the Indebtedness, Disqualified Stock or Preferred Stock being extended, refinanced, renewed, replaced, defeased or refunded;

(11)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds, provided that such Indebtedness is extinguished within two Business Days of its Incurrence;

(12)	any guarantee by an Issuer or a Restricted Subsidiary of Indebtedness or other obligations of an Issuer or any Restricted Subsidiary so long as (i) the Incurrence of such Indebtedness incurred by such Issuer or such Restricted Subsidiary is permitted under the terms of the applicable Indenture and (ii) if the Indebtedness or other obligations being guaranteed is subordinated to the notes or any guarantee of the notes, then such guarantee is subordinated to the notes or guarantee of the notes, as applicable, to the same extent as the Indebtedness or other obligations guaranteed;

(13)	Indebtedness (A) of a Special Purpose RE Subsidiary secured by a Lien on all or part of the assets disposed of in, or otherwise Incurred in connection with, a RE Receivables Sale or (B) otherwise Incurred in connection with a Special Purpose RE Financing; provided that (1) such Indebtedness is not recourse to an Issuer or any Restricted Subsidiary that is not a Special Purpose RE Subsidiary (other than with respect to Special Purpose RE Financing Undertakings and any Lien described in clause (21) of the definition of Permitted Liens); (2) in the event such Indebtedness shall become recourse to an Issuer or any Restricted Subsidiary that is not a Special Purpose RE Subsidiary (other than with respect to Special Purpose RE Financing Undertakings), such Indebtedness will be deemed to be, and must be classified by the Company as, Incurred at such time (or at the time initially Incurred) under one or more of the other provisions of this covenant for so long as such Indebtedness shall be so recourse; and (3) in the event that at any time thereafter such Indebtedness shall comply with the provisions of the preceding subclause (1), the Company may classify such Indebtedness in whole or in part as Incurred under this clause (13);

(14)	(i) Sponsor Subordinated Debt (including, without limitation, any voluntary contributions of Sponsor Subordinated Debt which may hereafter be made by either of the Sponsors) and (ii) Indebtedness consisting of Casualty Bridge Capital; provided that in each of clauses (i) and (ii), such Indebtedness is at all times subordinated to the notes pursuant to the terms thereof;

(15)	Indebtedness in an aggregate principal amount outstanding at any time not to exceed $15.0 million consisting of premium finance programs for casualty, liability and other insurance coverages at CityCenter;

(16)

Incurrence or issuance by an Issuer or any of its Restricted Subsidiaries of Subordinated Indebtedness in an aggregate principal or other amount (or accreted value, as applicable) at the date of such Incurrence or issuance, together with all other amounts previously Incurred or issued pursuant to this clause (16) and then outstanding, not to exceed $100.0 million at any time outstanding; provided that such Subordinated Indebtedness matures no earlier than 91 days after the final maturity of the notes and any interest thereon is payable solely in kind while the notes are outstanding; and

(17)	the Incurrence or issuance by an Issuer or any of its Restricted Subsidiaries of additional Indebtedness, Disqualified Stock or Preferred Stock in an aggregate principal or other amount (or accreted value, as applicable) at the date of such Incurrence or issuance, together with all other amounts previously Incurred or issued pursuant to this clause (17) and then outstanding, not to exceed $100.0 million at any time outstanding.

For purposes of determining compliance with this covenant, in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (17) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under such first paragraph; provided that Indebtedness outstanding under the Credit Facility on the Issue Date shall at all times be treated as Incurred pursuant to clause (1) of the preceding paragraph.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount, the payment of interest in the form of additional Indebtedness and the payment of dividends in the form of additional Disqualified Stock or Preferred Stock, as applicable, will in each case not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced, plus the amount of any reasonable premium (including reasonable tender premiums), defeasance costs and any reasonable fees and expenses incurred in connection with the issuance of such new Indebtedness.

The principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitations on Layered Indebtedness

Each Indenture provides that the Issuers will not, and will not permit any Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of such Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the notes issued under such Indenture or such Guarantor’s Guarantee thereof to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of such Issuer or such Guarantor, as the case may be.

The Indentures will not treat unsecured Indebtedness as subordinated or junior to secured Indebtedness merely because it is unsecured.

Liens

The Issuers will not, and will not permit any Guarantor to, directly or indirectly, create, incur, assume or otherwise cause to exist any Lien (except a Permitted Lien) (any such Lien, the “Additional Lien”) on any asset or properties of an Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom except, in the case of any asset or property that does not constitute Collateral, any Additional Lien if the First Lien Notes are, or in the case of Indebtedness of any Guarantor, the Guarantee of the First Lien Notes of such Guarantor is, secured equally and ratably (or on a senior basis to, in the case such Additional Lien secures any Second Lien Note Obligations or Subordinated Indebtedness) with the obligations secured by such Additional Lien by a first priority Lien on any such asset or property and the Second Lien Notes are, or in the case of Indebtedness of any Guarantor, the Guarantee of the Second Lien Notes of such Guarantor is, secured equally and ratably (or (i) on a junior basis to, in the case such Additional Lien secures First Lien Obligations, or (ii) on a senior basis to, in the case such Additional Lien secures any Subordinated Indebtedness) with the obligations secured by such Additional Lien by a second priority Lien on any such asset or property.

Any Lien created for the benefit of the Holders pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Additional Lien.

Any agreement described above on the ability of an Issuer or any Restricted Subsidiaries to encumber the shares and ownership interests of any Restricted Subsidiary that is a Nevada registered Subsidiary or which holds Nevada Gaming Licenses will not be effective unless and until it is approved by the Chairman of the Nevada State Gaming Control Board, or the Nevada Gaming Commission upon the recommendation of the Nevada State Gaming Control Board.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuers. Neither Issuer may, directly or indirectly, consolidate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of such Issuer’s assets and properties (determined on a consolidated basis), in one or more related transactions, to any Person unless:

(1)	the applicable Issuer is the surviving entity or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership (including a limited partnership), trust or limited liability company organized or existing under the laws of the jurisdiction of organization of such Issuer or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the Successor Company is not a corporation, a co-obligor of the notes is a corporation;

(2)	the Successor Company, if other than an Issuer, expressly assumes all the obligations of such Issuer under the notes, the Indentures, the Collateral Documents, the Intercreditor Agreements and the Registration Rights Agreements, pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the applicable Trustee;

(3)	immediately after such transaction after giving pro forma effect thereto, no Default exists;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period, either (a) the Issuers or any remaining Issuer and the Successor Company, as applicable, would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (b) the Consolidated Fixed Charge Coverage Ratio of the Issuers or any remaining Issuer and the Successor Company, as applicable, would not be less than the Consolidated Fixed Charge Coverage Ratio of the Company immediately prior to giving effect to such transaction;

(5)	each Guarantor, unless it is the other party to the transactions described above, in which case subclause (1) (b) of the next paragraph shall apply, shall have by supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustees confirmed that its Guarantee shall apply to such Person’s obligations under the Indentures, the notes, the Collateral Documents and the Registration Rights Agreements; or

(6)	the Issuers (or, if applicable, any remaining Issuer and the Successor Company) shall have delivered to each Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures or other documents or instruments, if any, comply with the applicable Indenture.

Guarantors. Upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuers will not permit any Guarantor to, consolidate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its assets and properties (determined on a consolidated basis), in one or more related transactions, to any Person unless:

(1) (a)	such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership, trust or limited liability company organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(b)	the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indentures, such Guarantor’s related Guarantee, if applicable, the Collateral Documents, the Intercreditor Agreements and the Registration Rights Agreements pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the applicable Trustee;

(c)	immediately after such transaction after giving pro forma effect thereto, no Default exists;

(d)	the Issuers shall have delivered to each Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures and other documents or instruments, if any, comply with the applicable Indenture;

(e)	if applicable, the Collateral transferred to the Successor Guarantor will (a) continue to constitute Collateral under the Indentures and the Collateral Documents, (b) be subject to a first priority Lien in favor of the First Lien Collateral Agent for the benefit of the Holders and be subject to a second priority Lien in favor of the Second Lien Collateral Agent for the benefit of the Holders, and (c) not be subject to any Lien, other than Permitted Liens; and

(f)	to the extent that the assets and properties of the Person that is merged or consolidated with or into the Successor Guarantor are assets and properties of the type that would constitute Collateral under the Collateral Documents, the Successor Guarantor will take such action as may be reasonably necessary to cause such assets and properties to be made subject to a first priority Lien under the Collateral Documents in the manner and to the extent required in the Indentures; or

(2)	the transaction is made in compliance with the covenant described under “Repurchase at the Option of Holders — Asset Sales.”

Except in a transaction described in clause (2) of the immediately preceding paragraph, the Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indentures and such Guarantor’s Guarantee and the applicable Collateral Documents. Notwithstanding the foregoing, any Guarantor may (i) merge into or transfer all or part of its assets and properties to another Guarantor or an Issuer, (ii) merge with an Affiliate of the Company solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (iii) convert into a partnership, limited partnership, limited liability company or trust organized under the laws of the jurisdiction of organization of such Guarantor, in each case without regard to the requirements set forth in the preceding paragraph.

In addition, notwithstanding the foregoing, the Company or any of its Restricted Subsidiaries that is not a subchapter “C” corporation is permitted to convert into a corporation pursuant to a Permitted C-Corp. Conversion.

Transactions with Affiliates

The Issuers will not, and will not permit any of the Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its assets or properties to, or purchase any assets or properties from, or enter into or make or amend, any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is, considered in light of any series of related transactions of which it comprises a part, on terms that are not materially less favorable to such Issuer or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by such Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(2)	the Issuers deliver to each Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $25.0 million, a resolution adopted by the majority of the board of directors of the Company approving such Affiliate Transaction and stating that such Affiliate Transaction complies with clause (1) above; and

(3)	the Issuers deliver to each Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a written opinion from an Independent Financial Advisor that such Affiliate Transaction is on terms that are fair to the Issuers and the Restricted Subsidiaries from a financial point of view.

The foregoing provisions will not apply to the following:

(1)	transactions between or among the Issuers or any of the Restricted Subsidiaries or one or more Special Purpose RE Entities involving the sale, disposition, financing, securitizing, syndicating, or refinancing of Real Estate Receivables;

(2)	Restricted Payments permitted by the provisions of the Indentures described above under the covenant “— Limitation on Restricted Payments” and clauses (1), (5), (7), (9), (10), (11), (12) and (17) of the definition of “Permitted Investment”;

(3)	(a) the entering into, maintaining or performance of any employment contract, collective bargaining agreement, benefit plan, program or arrangement, related trust agreement or any other similar arrangement for or with any former, current or future employee, officer or director heretofore or hereafter entered into in the ordinary course of business, including vacation, health, insurance, deferred compensation, severance, retirement, savings or other similar plans, programs or arrangements, (b) the payment of compensation, performance of indemnification or contribution obligations, or any issuance, grant or award of stock, options, other equity-related interests or other securities, to former, current or future employees, officers, directors or consultants in the ordinary course of business, (c) the payment of reasonable fees to directors of the Company or any of its Subsidiaries (as determined in good faith by the Company or such Subsidiary), (d) any transaction with an officer or director in the ordinary course of business not involving more than $100,000 in any one case or series of related cases, or (e) management advances to employees, officers, directors or consultants with respect to travel, entertainment or moving related expenses incurred in the ordinary course of business or in connection with closing or consolidating facilities and payments in respect thereof;

(4)	the payment of compensation (including amounts paid pursuant to employee benefit plans or employment agreements) for the personal services of, indemnity provided on behalf of and reimbursement of expenses to officers, directors and employees of the Company or any of its Subsidiaries;

(5)	any agreement as in effect as of the Issue Date, including the MGM Resorts Operations Management Agreements, the MGM Resorts Affiliate Agreements, the MGM Resorts Completion Guarantee or the Sponsor Subordinated Notes, or any amendments thereto so long as any such amendment is no less favorable to the Holders in any material respect when taken as a whole as compared to the applicable agreement as in effect on the Issue Date, and payments and other transactions required by any such agreements;

(6)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services which are fair to the Issuers and the Restricted Subsidiaries, in the reasonable determination of the board of directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(7)	any issuance or sale of Equity Interests (other than Disqualified Stock) of the Company or capital contribution to the Company;

(8)	any issuance of (i) Sponsor Subordinated Notes and (ii) Casualty Bridge Capital, in each of clauses (i) and (ii) with terms, taken as a whole, no less favorable to the Company in any material respect than the terms set forth in the Sponsor Subordinated Notes in existence on the Issue Date (but subject, in the case of Casualty Bridge Capital, to prepayment as contemplated by clause (10) of the second paragraph of the covenant described above under the caption “Certain Covenants — Restricted Payments”);

(9)	so long as no Default has occurred and is continuing, Sponsor Harmon Reimbursement Payments and, so long as the Construction Resolution Date has occurred, the payment of the MGM Resorts Completion Guarantee Reimbursement Amount;

(10)	so long as no Default has occurred and is continuing, MGM Condo Proceeds Payments; and

(11)	MGM Operational Reimbursement Payments.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(1)	(a) pay dividends or make any other distributions to an Issuer or any of the Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or (b) pay any Indebtedness owed to an Issuer or any of the Restricted Subsidiaries;

(2)	make loans or advances to an Issuer or any of the Restricted Subsidiaries; or

(3)	sell, lease or transfer any of its assets or properties to an Issuer or any of the Restricted Subsidiaries,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a)	contractual encumbrances or restrictions in effect on the Issue Date;

(b)	the Credit Facility, the Indentures, the notes, the Collateral Documents and the Intercreditor Agreements;

(c)	Indebtedness Incurred under the Consolidated Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as the restrictions taken as a whole are no more onerous in any material respect than the restrictions of the same type contained in the Indentures;

(d)	applicable law or any applicable rule, regulation or order, including any law, rule, regulation or order of any applicable gaming authority;

(e)	any agreement or other instrument of a Person acquired by an Issuer or any of the Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or assets or properties of any Person, other than the Person and its Subsidiaries, or the assets or properties of the Person and its Subsidiaries, so acquired;

(f)	contracts for the sale of assets or properties, including customary restrictions with respect to a Subsidiary of the Company pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets and properties of such Subsidiary;

(g)	(i) Secured Indebtedness or Capitalized Lease Obligations otherwise permitted to be Incurred pursuant to the covenants described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Liens” that limit the right of the debtor to dispose of the assets or properties subject to any such Lien or (ii) Indebtedness incurred in connection with an RE Receivables Sale to or in favor of any Special Purpose RE Entity;

(h)	restrictions on cash or other deposits or net worth imposed by customers under contracts;

(i)	(i) customary provisions in joint venture agreements and other similar agreements relating solely to such joint venture and (ii) customary non-assignment provisions in contracts, licenses or leases;

(j)	customary provisions contained in leases or licenses of intellectual property and other agreements; and

(k)	any encumbrances or restrictions of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (j) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Sale and Leaseback Transactions

The Issuers will not, and will not permit any of the Restricted Subsidiaries to, enter into any Sale and Leaseback Transaction; provided that an Issuer or any Restricted Subsidiary may enter into a Sale and Leaseback Transaction with respect to any assets or properties if:

(1)	such Issuer or such Restricted Subsidiary, as applicable, is able to (a) Incur Indebtedness in an amount equal to the Attributable Debt relating to such Sale and Leaseback Transaction under the covenant described under “— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (b) incur a Lien to secure such Indebtedness in an amount equal to the Attributable Debt pursuant to the covenant described under “— Liens”;

(2)	the gross cash proceeds of such Sale and Leaseback Transaction are at least equal to the fair market value, as determined in good faith by the board of directors of such Issuer or that Restricted Subsidiary, as the case may be, and set forth in an Officer’s Certificate delivered to the Trustees, of the property or assets that are the subject of such Sale and Leaseback Transaction; and

(3)	the transfer of assets or properties in such Sale and Leaseback Transaction is permitted by, and such Issuer or such Restricted Subsidiary applies the proceeds of such transaction in compliance with, the covenant described under the caption “Repurchase at the Option of Holders — Asset Sales.”

Designation of Restricted and Unrestricted Subsidiaries

The board of directors of the Company may designate any Restricted Subsidiary (including any newly-formed or newly-acquired Subsidiary), other than a Restricted Subsidiary that owns any Collateral, to be an Unrestricted Subsidiary if that designation would not cause a Default; provided that any Special Purpose RE Subsidiary may be designated an Unrestricted Subsidiary. If a Restricted Subsidiary is designated as an Unrestricted Subsidiary, the aggregate fair market value (as determined in the good faith reasonable judgment of the Company) of all outstanding Investments owned by an Issuer or any of the Restricted Subsidiaries in the Subsidiary properly designated will be deemed an Investment made in an Unrestricted Subsidiary as of the time of the designation and will reduce the amount available for Restricted Payments under the covenant described above under “— Limitation on Restricted Payments” or under one or more clauses of the definition of “Permitted Investments,” as determined by the Company. That designation will only be permitted at that time if such Investment is then permissible under such covenant and the Restricted Subsidiary otherwise meets the definition of an “Unrestricted Subsidiary.” The board of directors of the Company may redesignate any Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not cause a Default.

Any designation of a Subsidiary as an Unrestricted Subsidiary will be evidenced to each Trustee by filing with such Trustee a certified copy of a resolution of the board of directors of the Company after giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described under “— Limitation on Restricted Payments.”

Restricted Subsidiaries

Each Indenture provides that each Restricted Subsidiary shall execute Guarantees together, if necessary, with such Collateral Documents as are necessary to create and convey to the First Lien Collateral Agent for the benefit of the Holders of the First Lien Notes a perfected first priority lien and to the Second Lien Collateral Agent for the benefit of the Holders of the Second Lien Notes a perfected second priority lien, in each case, on all Collateral held by such Restricted Subsidiary.

Each Indenture provides that, in the event of a sale or other disposition of all of the assets and properties of any Restricted Subsidiary, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the Capital Stock of any Restricted Subsidiary, then such Restricted Subsidiary (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the Capital Stock of such Restricted Subsidiary) or the Person acquiring the property (in the event of a sale or other disposition of all of the assets and properties of such Restricted Subsidiary) will be released and relieved of any obligations under its Guarantee under such Indenture; provided that the Net Proceeds of such sale or other disposition shall be applied in accordance with the applicable provisions of the Indentures and the other conditions to such transaction or release set forth in the Indentures, the Collateral Documents and, if any, the Intercreditor Agreements are satisfied. In addition, each Indenture provides that any Guarantor will be automatically and unconditionally released from all obligations under its Guarantee pursuant to such Indenture (i) in the event the board of directors of the Company designates a Restricted Subsidiary to be an Unrestricted Subsidiary, provided that such designation is conducted in accordance with the applicable provisions of such Indenture and (ii) upon legal or covenant defeasance of the obligations of the Issuers, or satisfaction and discharge of such Indenture.

Reports and Other Information

In the event the Issuers are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Issuers will comply with all annual and quarterly reporting filing requirements pursuant to rules and regulations promulgated by the Commission within the time periods the Issuers are required to file such information with the Commission. In the event that the Issuers are not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise do not report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the

Commission, the Indentures require the Issuers make available to the Trustees, post to a publicly available website (including, at the option of the Company, by filing with the Commission via EDGAR or any successor electronic filing system) and otherwise make available to any Holder, without cost to any Holder, the following:

(1)	starting with the fiscal year ending December 31, 2011, within 15 days of the time periods such filings would be due as specified under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-K by a non-accelerated filer, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2)	within 15 days of the time periods such filings would be due as specified under the rules and regulations of the Exchange Act with respect to the filing of a Form 10-Q by a non-accelerated filer, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form; and

(3)	promptly from time to time after the occurrence of an event required to be therein reported and within 15 days of the time period then in effect under the rules and regulations of the Exchange Act, such reports on Form 8-K, or any successor or comparable form;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that none of the foregoing reports shall be required to contain the financial statements of the Company, the Guarantors or any other Subsidiary required by Rule 3-10 or Rule 3-16 of Regulation S-X of the Commission. In addition, to the extent not satisfied by the foregoing, the Issuers have agreed that, for so long as any notes are outstanding, they will furnish to Holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Insurance

Each Indenture provides that until the notes have been paid in full, the Company will, and will cause the Restricted Subsidiaries to, maintain insurance with financially sound and reputable insurance companies with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance compatible with the following standards) as are customarily carried under similar circumstances by such other Persons and name the Collateral Agents as additional insureds or, with respect to casualty insurance, loss payees, as the case may be.

Further Assurances, After-Acquired Collateral and Gaming Approval

The Issuers and the Restricted Subsidiaries shall execute any and all further documents, financing statements, agreements and instruments, and take all further action that may be required under applicable law, or that the Collateral Agents may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the Liens created or intended to be created by the Collateral Documents in the Collateral and any after-acquired Collateral. In addition, from time to time, the Issuers will reasonably promptly secure the Obligations under the Indentures and the Collateral Documents by pledging or creating, or causing to be pledged or created, perfected Liens with respect to the Collateral. Such Liens will be created under the Collateral Documents and other security agreements, mortgages, deeds of trust and other instruments and documents in form and substance reasonably satisfactory to the Collateral Agents.

Upon the acquisition by the Company or any Restricted Subsidiary after the Issue Date of (1) any assets and properties that form part of the Collateral, or (2) any replacement assets in compliance with the covenant described below under “— Repurchase at the Option of Holders — Event of Loss,” the Company or such Restricted Subsidiary shall execute and deliver, (i) with regard to any real property, such items reasonably requested by the Applicable Collateral Agent within 60 days of the date of acquisition (or such later date as any applicable regulatory approvals have been obtained), and (ii) to the extent required by the Collateral Documents, any information, documentation, financing statements or other certificates as may be necessary to vest in the Collateral Agents a perfected security interest, subject only to Permitted Liens, in such after-acquired assets or property and to have such after-acquired assets or property added to the Collateral, and thereupon all provisions of the Indentures, the Collateral Documents and the Intercreditor Agreements relating to the Collateral shall be deemed to relate to such after-acquired assets or property to the same extent and with the same force and effect.

Payments for Consent

The Issuers will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder under either Indenture for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indentures or the notes unless such consideration is offered to be paid and is paid to all Holders of the notes issued under such Indenture that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default and Remedies

Each Indenture provides that each of the following is an “Event of Default”:

(1)	default in the payment of any interest upon the notes issued under such Indenture when it becomes due and payable and continuance of such default for a period of 30 days;

(2)	default in the payment of principal of or premium, if any, on the notes issued under such Indenture when due (including upon redemption or repurchase);

(3)	failure by an Issuer or any Guarantor for 60 days after receipt of written notice given by the applicable Trustee or the Holders of not less than 25% in principal amount of the notes issued under such Indenture to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in such Indenture, the notes issued under such Indenture, the applicable Collateral Documents or the applicable Intercreditor Agreement;

(4)	the acceleration of the maturity of, or the failure to pay at the maturity of, any Indebtedness of an Issuer or any Restricted Subsidiary, at any one time, in an amount in excess $50.0 million and if, as applicable, such acceleration is not annulled within 30 days after written notice given by the applicable Trustee or the Holders of not less than 25% in principal amount of the notes issued under such Indenture;

(5)	entry of final judgments against an Issuer or any Restricted Subsidiary which remain undischarged, unpaid, unbonded or unstayed for a period of 60 days; provided that the aggregate of all such judgments exceeds $100.0 million (net of any amounts covered by an insurance policy as to which the relevant insurance company has not denied responsibility) and judgments exceeding $50.0 million (net of any amounts covered by an insurance policy as to which the relevant insurance company has not denied responsibility) remain undischarged, unpaid, unbonded or unstayed for 60 days after written notice given by the Trustee or the Holders of not less than 25% in principal amount of the notes issued under such Indenture; provided a judgment in the Perini Litigation shall not be deemed to result in an Event of Default under this clause (5) to the extent satisfied pursuant to the MGM Resorts Completion Guarantee within the time periods described therein;

(6)	certain events of bankruptcy, insolvency or reorganization applicable to the Company or any Guarantor;

(7)

the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void, in each case for a period of 15 calendar days after such Significant Subsidiary or an Issuer receives notice of such cessation or declaration or any responsible officer of any Guarantor that is a Significant Subsidiary, as the case may be, denies that it has any further liability under its Guarantee or gives notice to such effect, other than by reason of the termination of the applicable Indenture or the release of any such Guarantee in accordance with the terms of such Indenture;

(8)	the applicable Collateral Documents shall for any reason (other than pursuant to the terms thereof) cease to create, as applicable, a valid and perfected first priority Lien (with respect to the First Lien Notes) or second priority Lien (with respect to the Second Lien Notes), in each case subject to Permitted Liens, on CityCenter, the buildings, fixtures and other improvements situated at CityCenter or any material personal property interests associated with CityCenter, in each case for a period of 15 calendar days after any Restricted Subsidiary or an Issuer first receives notice of such cessation or an Issuer or any Restricted Subsidiary (or, in the case of the Circus Deeds of Trust, Circus Circus Casinos) denies in writing that it has any further liability under any such Collateral Document or gives written notice to such effect (in each case, other than in accordance with the terms of the applicable Indenture or the terms of the applicable Collateral Documents);

(9)	MGM Resorts shall default in its obligations under the MGM Resorts Completion Guarantee or any material provision of the MGM Resorts Completion Guarantee ceases to be in full force and effect or MGM Resorts attempts to avoid, rescind or otherwise recover any payment or other transfer of property made pursuant to or in connection with any provision of the MGM Resorts Completion Guarantee other than, in each case, in accordance with the provisions of the applicable Indenture; provided that in the event of a default by MGM Resorts of its obligations under the MGM Resorts Completion Guarantee where the underlying third party obligations are not yet delinquent (both as a matter of contract and under applicable law), the Company shall have the benefit of any applicable cure period with respect to any such third party obligation before such default shall constitute an Event of Default; and

(10)	any revocation, suspension or loss of any Gaming License which results in the cessation of business for a period of more than 120 consecutive days of the business of any Gaming Facility or Gaming Facilities owned directly or indirectly in its entirety by an Issuer and/or any of the Restricted Subsidiaries which, taken together, collectively account for 10% or more of the Company’s Consolidated Net Tangible Assets or 10% or more of the Issuers’ and the Restricted Subsidiaries’ consolidated gross revenues (other than any voluntary relinquishment of a Gaming License if such relinquishment is, in the reasonable, good faith judgment of the board of directors of the Company, evidenced by a certified copy of a board resolution of the Company delivered to the Trustees, both desirable in the conduct of the business of the Issuers and the Restricted Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the Holders).

If any Event of Default (other than of a type specified in clause (6) above) occurs and is continuing under an Indenture, the applicable Trustee or the Holders of at least 25% in principal amount of the then total Outstanding Notes under such Indenture may declare the principal, premium, if any, interest and any other monetary obligations on all the then Outstanding Notes under such Indenture to be due and payable immediately.

Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section, all Outstanding Notes under such Indenture will become due and payable without further action or notice. Each Indenture provides that the Trustee may withhold from the applicable Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, each Trustee shall have no obligation to accelerate the notes outstanding under the applicable Indenture if in the best judgment of the Trustee acceleration is not in the best interest of the applicable Holders.

Each Indenture provides that the Holders of a majority in aggregate principal amount of the then Outstanding Notes issued under such Indenture by notice to the applicable Trustee may on behalf of the Holders of all of the notes issued under such Indenture waive any existing Default and its consequences under such

Indenture, the Collateral Documents or the applicable Intercreditor Agreement except a continuing Default in the payment of interest on, premium, if any, or the principal of any note held by a non-consenting Holder and rescind any acceleration with respect to the notes and its consequences (provided such rescission would not conflict with any judgment of a court of competent jurisdiction). In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustees or the Holders, if within 20 days after such Event of Default arose:

(1)	the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2)	the required number of Holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3)	the Default that is the basis for such Event of Default has been cured.

Subject to the provisions of the each Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, such Trustee will be under no obligation to exercise any of the rights or powers under the applicable Indenture at the request or direction of any of the Holders of the notes outstanding under such Indenture unless such Holders have offered to such Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder may pursue any remedy with respect to an Indenture or the notes unless:

(1)	such Holder has previously given the applicable Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the total Outstanding Notes issued under such Indenture have requested such Trustee to pursue the remedy;

(3)	Holders have offered such Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	such Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity reasonably satisfactory to it; and

(5)	Holders of a majority in principal amount of the total Outstanding Notes under such Indenture have not given such Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under each Indenture, the Holders of a majority in principal amount of the total Outstanding Notes issued under such Indenture are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee or of exercising any trust or power conferred on such Trustee. Such Trustee, however, may refuse to follow any direction that conflicts with law or the applicable Indenture, Collateral Documents or Intercreditor Agreement or that such Trustee determines is unduly prejudicial to the rights of any other Holder of notes outstanding under such Indenture or that would involve such Trustee in personal liability.

Each Indenture provides that the Issuers are required to deliver to the applicable Trustee annually a statement regarding compliance with such Indenture, the applicable Collateral Documents and the applicable Intercreditor Agreement, and the Issuers are required, within 30 days, upon becoming aware of any Default, to deliver to the applicable Trustee a statement specifying such Default.

In addition to acceleration of maturity of the notes, if an Event of Default occurs and is continuing, the Collateral Agents will have the right to exercise remedies with respect to the Collateral, such as foreclosure, as are available under the Indentures, the Collateral Documents and at law.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder, member or joint venturer of an Issuer or any Guarantor or any of their parent companies shall have any liability for any obligations of the Issuers or the Guarantors under the notes, the Guarantees, the Indentures, the Collateral Documents of the Intercreditor Agreements or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting the notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities of directors, officers or persons controlling an Issuer under the federal securities laws and it is the view of the Commission that such waiver is against public policy and is therefore unenforceable.

Legal Defeasance and Covenant Defeasance

The Obligations of the Issuers and the Guarantors under an Indenture, the applicable notes, the applicable Guarantees, the applicable Collateral Documents and the applicable Intercreditor Agreements, as the case may be, will terminate (other than certain Obligations that by their terms survive such termination) and will be released upon payment in full of all of the notes issued under such Indenture. The Issuers may, at their option and at any time, elect to have all of its obligations discharged with respect to a series of notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) under the applicable Indenture and cure all then existing Events of Default with respect to such notes except for:

(1)	the rights of Holders to receive payments in respect of the principal of, premium, if any, and interest on such notes when such payments are due solely out of the trust created pursuant to such Indentures;

(2)	the Issuers’ obligations with respect to such notes concerning issuing temporary notes, registration of such notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the applicable Trustee, and the Issuers’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of such Indenture.

In addition, the Issuers may, at their option and at any time, elect to have its obligations and those of each Guarantor released with respect to substantially all the restrictive covenants that are described in an Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the notes issued under such Indenture. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuers) described under “Events of Default and Remedies” will no longer constitute an Event of Default under such Indenture with respect to the notes issued under such Indenture.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the notes under an Indenture:

(1)	the Issuers must irrevocably deposit with the applicable Trustee, in trust, for the benefit of the Holders of such notes, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on such notes on the stated maturity date or on the redemption date, as the case may be, of such principal, premium, if any, or interest on such notes and the Issuers must specify whether such notes are being defeased to maturity or to a particular Redemption Date;

(2)	in the case of Legal Defeasance, the Issuers shall have delivered to the applicable Trustee an Opinion of Counsel reasonably acceptable to such Trustee confirming that, subject to customary assumptions and exclusions,

(a)	the Issuers have received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b)	since the issuance of the notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of such notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, the Issuers shall have delivered to the applicable Trustee an Opinion of Counsel reasonably acceptable to such Trustee confirming that, subject to customary assumptions and exclusions, the Holders of such notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default (other than that resulting from borrowing funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5)	such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the applicable Indenture) to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound (other than that resulting with respect to any Indebtedness being defeased from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to such Indebtedness, and the granting of Liens in connection therewith);

(6)	in the case of Legal Defeasance, the Issuers must deliver to the applicable Trustee an Opinion of Counsel to the effect that, assuming no intervening bankruptcy of an Issuer between the date of deposit and the 91st day following the deposit and assuming that no Holder of the applicable notes is an “insider” of such Issuer under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7)	the Issuers shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuers with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuers or any Guarantor or others; and

(8)	the Issuers shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

An Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1)	either

(a)	all notes theretofore authenticated and delivered under such Indenture, except lost, stolen or destroyed notes which have been replaced or paid and notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b)	all notes not theretofore delivered to the applicable Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to such Trustee for the giving of notice of redemption by such Trustee in the name, and at the expense, of the Issuers and the Issuers or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the notes not theretofore delivered to such Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar or simultaneous deposit relating to other Indebtedness) with respect to such Indenture or the notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than such Indenture) to which an Issuer or any Guarantor is a party or by which an Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar deposit relating to other Indebtedness and the granting of liens in connection therewith);

(3)	the Issuers have paid or caused to be paid all sums payable by it under such Indenture; and

(4)	the Issuers have delivered irrevocable instructions to the applicable Trustee to apply the deposited money toward the payment of the notes issued under such Indenture at maturity or the redemption date, as the case may be.

In addition, the Issuers must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Indentures, any Guarantees, the notes, the Collateral Documents, the Registration Rights Agreements and the Intercreditor Agreements may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the notes then outstanding under such Indenture, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, notes outstanding under such Indenture, and any existing Default or compliance with any provision of the applicable Indenture, the notes issued thereunder, any Collateral Document or the applicable Registration Rights Agreement may be waived with the consent of the Holders of a majority in principal amount of the then Outstanding Notes under such Indenture other than notes outstanding under such Indenture that are beneficially owned by the Company or its Affiliates (including consents obtained in connection with a purchase of or tender offer or exchange offer for the notes) or having the benefit of such Registration Rights Agreement, as applicable.

Each Indenture provides that, without the consent of each affected Holder of notes issued under such Indenture (or, in the case of clauses (10), (11) or (12) below only, without the consent of the Holders of at least 95% of the aggregate principal amount of the notes then outstanding under such Indenture), an amendment or waiver may not, with respect to any notes held by a non-consenting Holder:

(1)	reduce the principal amount of notes issued under such Indenture whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal of or change the fixed final maturity of any such note issued under such Indenture or alter or waive the provisions with respect to the redemption of such notes (other than provisions relating to the covenants described above under the caption “Repurchase at the Option of Holders,” but not including any provision described in clause (13) below);

(3)	reduce the rate of or change the time for payment of interest on any note issued under such Indenture;

(4)	waive a Default in the payment of principal of or premium, if any, or interest on the notes issued under such Indenture, except a rescission of acceleration of the notes by the Holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indentures or any Guarantee which cannot be amended or modified without the consent of all Holders;

(5)	make any note issued under such Indenture payable in money other than U.S. dollars;

(6)	make any change in the provisions of the applicable Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest or Additional Interest on the notes issued under such Indenture;

(7)	make any change in these amendment and waiver provisions;

(8)	impair the right of any Holder to receive payment of principal of, premium, if any, or interest on such Holder’s notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s notes or the Guarantees;

(9)	make any change to or modify the ranking of the notes issued under such Indenture (or the Liens or Guarantees in favor of such notes) that would adversely affect the Holders;

(10)	except as expressly permitted by the applicable Indenture, modify the Guarantee of any Significant Subsidiary in any manner adverse to the Holders;

(11)	release the Liens created by the Collateral Documents on all or substantially all the Collateral (other than in accordance with the terms of the applicable Indenture and the Collateral Documents);

(12)	make any change in the provisions of the applicable Indenture or any Collateral Document dealing with the application of proceeds of the Collateral that would adversely affect the Holders (other than in accordance with the terms of the applicable Indenture and the Collateral Documents); or

(13)	after the time a Change of Control Offer, Asset Sale Offer or Loss Proceeds Offer is required to have been made, reduce the purchase amount or price or extend the latest expiration date or purchase date thereunder.

Notwithstanding the foregoing, the Issuers, any Guarantor (with respect to the Guarantees or the Indenture to which it is a party) and the Trustees may amend or supplement the Indentures, the Collateral Documents, the Intercreditor Agreements, the Registration Rights Agreements and any Guarantee or notes without the consent of any Holder:

(1)	to cure any ambiguity, omission, mistake, defect or inconsistency;

(2)	to provide for uncertificated notes of such series in addition to or in place of certificated notes;

(3)	to comply with the covenant relating to mergers, consolidations and sales of assets;

(4)	to provide for the assumption of an Issuer’s or any Guarantor’s obligations to the Holders;

(5)	to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indentures of any such Holder;

(6)	to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuers or any Guarantor;

(7)	to evidence and provide for the acceptance and appointment under the Indentures, the Collateral Documents or the Intercreditor Agreements of a successor Trustee or successor Collateral Agent thereunder pursuant to the requirements thereof;

(8)	to add a Guarantor under the Indentures or to release a Guarantor in accordance with the terms of the Indentures;

(9)	to conform the text of such Indenture, Collateral Documents, Guarantees, Intercreditor Agreements or notes to any provision of this “Description of Notes” to the extent that the Trustee has received an Officer’s Certificate stating that such text constitutes an unintended conflict with the description of the corresponding provision of such Indenture, Collateral Documents, Guarantees, Intercreditor Agreements or notes;

(10)	to make any amendment to the provisions of the Indentures relating to the transfer and legending of notes as permitted by the Indentures, including, without limitation to facilitate the issuance and administration of the notes; provided that (i) compliance with the Indentures as so amended would not result in notes being transferred in violation of the Securities Act or any applicable securities law and (ii) such amendment does not materially and adversely affect the rights of Holders to transfer notes;

(11)	to provide for the release or addition of Collateral or Guarantees in accordance with the terms of the Indentures and the Collateral Documents; or

(12)	to provide for or confirm the Incurrence of additional secured Indebtedness Incurred in compliance with the Indentures.

The consent of the Holders is not necessary under the Indentures to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustees and the Collateral Agents

Each Indenture contains certain limitations on the rights of the applicable Trustee thereunder, should it become a creditor of the Issuers, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. Each Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

Each Indenture provides that the Holders of a majority in principal amount of the Outstanding Notes issued under such Indenture will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. Each Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee thereunder will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, such Trustee will be under no obligation to exercise any of its rights or powers under the applicable Indenture, Collateral Documents or Intercreditor Agreements at the request of any Holder, unless such Holder shall have offered to such Trustee security and indemnity satisfactory to it against any loss, liability or expense.

References in this section to the “Trustee” include such Trustee in its capacity as the applicable Collateral Agent.

Governing Law

The Indentures, the notes, the Guarantees and the Intercreditor Agreements are governed by and construed in accordance with the laws of the State of New York. The Security Agreements and the Deeds of Trust are governed by Nevada law.

Certain Definitions

Set forth below are certain defined terms used in the Indentures. For purposes of the Indentures, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acceptable Land Use Arrangements” means the provisions of any condominium declarations, reciprocal easement agreements, street dedications and vacations, public or private utility easements, licenses, declarations or covenants, conditions and restrictions, and other similar provisions granted by the Company and its Subsidiaries in furtherance of CityCenter which are on terms approved by the board of directors of the Company.

“Acquired Indebtedness” means, with respect to any specified Person,

(1)	Indebtedness of any other Person existing at the time such other Person is merged with or into or becomes a Restricted Subsidiary of such specified Person, whether or not Indebtedness Incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreements.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For the purpose of this definition, no Non-Control Entity shall be deemed an Affiliate of an Issuer or any Restricted Subsidiary.

“Applicable Premium” means, with respect to any note on any Redemption Date, as determined by the Company, the greater of:

(1)	1.0% of the principal amount of such note; and

(2)	the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such note at January 15, 2014 (such redemption price being set forth in the tables for the applicable issue of notes appearing above under the caption “Optional Redemption”), plus (ii) all required interest payments due on such note through January 15, 2014 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the principal amount of such note.

“Asset Sale” means (i) the sale, conveyance, transfer or other disposition of any assets or properties and rights in respect thereof (including, without limitation, by way of a sale and leaseback) other than personal property or fixtures not constituting an interest in real property or the improvements associated with CityCenter, or (ii) the issue or sale by CityCenter or any of its Restricted Subsidiaries of Equity Interests of any of the Restricted Subsidiaries (other than directors’ qualifying shares or to the extent required by law), whether in a single transaction or a series of related transactions, including, without limitation, any sale of Real Estate Receivables (except for an RE Receivables Sale). Notwithstanding the foregoing provisions of this definition, the following shall in each case not be considered an Asset Sale unless the net cash proceeds thereof are required to be used to mandatorily prepay Credit Facility Obligations: (i) a transfer of assets or properties by an Issuer to a Guarantor or by a Guarantor to an Issuer or another Guarantor, (ii) an issuance of Equity Interests by Finance Corp. or a Restricted Subsidiary to the Company or to a Guarantor, (iii) a disposition in the ordinary course of business of either surplus or obsolete equipment or equipment that is damaged, worn out or otherwise no longer useful in the business, (iv) any surrender or waiver of contract rights or a settlement, release or surrender of contract, tort or other claims of any kind or a grant of any Lien not prohibited by the Indentures, (v) so long as no Event of Default has occurred and is continuing, sales since the Issue Date of Condo Units or Seller Financing Notes resulting in aggregate net proceeds up to the Condo Proceeds Amount (including any cash or Cash Equivalents received upon the sale of any non-cash consideration) attributable to such sales; provided that any net cash proceeds therefrom that are so excluded from Asset Sales are applied (A) to the payment of Construction Payables or cash collateralization of the obligations under the MGM Resorts Completion Guarantee or (B) to the extent that (x) the Construction Resolution Date has occurred and (y) the aggregate construction costs for CityCenter are more than $8,485,638,000, to reimburse MGM Resorts for payments made under the MGM Resorts Completion Guarantee and its predecessor agreements, (vi) a Restricted Payment or a Permitted Investment that is permitted by the covenant described above under the caption “Certain Covenants — Restricted Payments,” (vii) a disposition of cash or Cash Equivalents, (viii) foreclosure or any similar action with respect to any property or other asset of an Issuer or any of the Restricted Subsidiaries, (ix) any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than an Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition, (x) any single transaction or series of related transactions that involves assets having a Fair Market Value of less than $25.0 million, (xi) dispositions of equipment or real property to the extent that the Fair Market Value of such property or assets does not exceed $50.0 million and (x) such property is exchanged for credit against the purchase price of similar replacement property or (y) the proceeds of such disposition are reasonably promptly applied to the purchase price of such replacement property, (xii) Acceptable Land Use Arrangements and dispositions of common areas within the residential condominium areas of CityCenter to homeowners associations for the owners of Condo Units, (xiii) any leases of retail, restaurant or entertainment venues and other similar spaces within CityCenter, (xiv) licenses of patents, trademarks and other intellectual property rights granted by an Issuer or any of the Restricted Subsidiaries not interfering in any material respect with the ordinary conduct of the business of such Person, (xv) the granting, creation or existence of a Permitted Lien and dispositions of assets pursuant to an exercise of remedies, including by way of foreclosure, against the underlying assets subject to such Permitted Liens, under circumstances not otherwise resulting in Defaults or Events of Default, so long as the net proceeds, if any, of any such disposition received by an Issuer or any of the Restricted Subsidiaries shall be treated as if they were Net Proceeds of an Asset Sale and applied in accordance with the covenant described under “Repurchase at the Option of Holders — Asset Sales,” (xvi) any Government Transfers, so long as the net proceeds, if any, of any such disposition received by an Issuer or any of the Restricted Subsidiaries shall be treated as if they were Net Proceeds of an Asset Sale and applied in accordance with the covenant described under “Repurchase at the Option of Holders — Events of Loss,” and (xvii) any transaction that is consummated in accordance with the covenant described under “Merger, Consolidation or Sale of All or Substantially All Assets.”

“Attributable Debt” in respect of a sale and leaseback means, at any date of determination, (i) if such sale and leaseback is a Capitalized Lease Obligation, the amount of Indebtedness represented thereby according to the definition of “Capitalized Lease Obligation” and (ii) in all other instances, the present value of the total obligations of the lessee for rental payments during the remaining term of the lease included in such sale and leaseback calculated using a discount rate equal to the rate of interest applicable to the Notes.

“Authorized Representative” means (i) in the case of any Credit Facility Obligations or the secured parties under the Credit Facility, the Credit Facility Agent, (ii) in the case of the First Lien Notes and the Holders thereof, the First Lien Trustee and (iii) in the case of any series of First Lien Obligations that become subject to the terms of the First Lien Intercreditor Agreement after the Issue Date, any Authorized Representative named for such series in a joinder to the First Lien Intercreditor Agreement.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets or properties of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Equivalents” means:

(a)	Government Securities due within one year after the date of the making of the Investment;

(b)	readily marketable direct obligations of any State of the United States of America or any political subdivision of any such State or any public agency or instrumentality thereof given on the date of such Investment a credit rating of at least Aa by Moody’s or AA by S&P in each case due within one year from the making of the Investment;

(c)	certificates of deposit issued by, bank deposits in, Eurodollar deposits through, bankers’ acceptances of, and repurchase agreements covering Government Securities executed by any Bank or by any bank incorporated under the laws of the United States of America, any State thereof or the District of Columbia and having on the date of such Investment combined capital, surplus and undivided profits of at least $250,000,000, or total assets of at least $5,000,000,000, in each case due within one year after the date of the making of the Investment;

(d)	certificates of deposit issued by, bank deposits in, Eurodollar deposits through, bankers’ acceptances of, and repurchase agreements covering Government Securities executed by any branch or office located in the United States of America of a bank incorporated under the laws of any jurisdiction outside the United States of America having on the date of such Investment combined capital, surplus and undivided profits of at least $500,000,000, or total assets of at least $15,000,000,000, in each case due within one year after the date of the making of the Investment;

(e)	repurchase agreements covering Government Securities executed by a broker or dealer registered under Section 15(b) of the Securities Exchange Act of 1934, as amended, having on the date of the Investment capital of at least $50,000,000, due within 90 days after the date of the making of the Investment; provided that the maker of the Investment receives written confirmation of the transfer to it of record ownership of the Government Securities on the books of a “primary dealer” in such Government Securities or on the books of such registered broker or dealer, as soon as practicable after the making of the Investment;

(f)	readily marketable commercial paper or other debt securities issued by corporations doing business in and incorporated under the laws of the United States of America or any State thereof or of any corporation that is the holding company for a bank described in clause (c) or (d) above given on the date of such Investment a credit rating of at least P-1 by Moody’s or A-1 by S&P, in each case due within one year after the date of the making of the Investment;

(g)	a readily redeemable “money market mutual fund” sponsored by a bank described in clause (c) or (d) hereof, or a registered broker or dealer described in clause (e) hereof, that has and maintains an investment policy limiting its investments primarily to instruments of the types described in clauses (a) through (f) hereof and given on the date of such Investment a credit rating of at least Aa by Moody’s and AA by S&P;

(h)	corporate notes or bonds having an original term to maturity of not more than one year issued by a corporation incorporated under the laws of the United States of America or any State thereof, or a participation interest therein; provided that any commercial paper issued by such corporation is given on the date of such Investment a credit rating of at least Aa by Moody’s and AA by S&P; and

(i)	Investments similar to any of the foregoing denominated in foreign currencies in which the Company or any Subsidiary or Non-Control Entity transacts business.

“Casualty” means any casualty, loss, damage, destruction or other similar loss with respect to real or personal property or improvements.

“Casualty Bridge Capital” means any (i) Indebtedness of the Company to a Sponsor expressly subordinated in right of payment to the notes at least to the same extent as the Sponsor Subordinated Debt (except with respect to any prepayments thereof consisting of Restricted Payments permitted under clause (10) of the second paragraph of the covenant described above under the caption “Certain Covenants — Restricted Payments”) or (ii) contributions by a Sponsor to the equity capital of the Company, in each case which are made following any Casualty to CityCenter and which the Sponsors expressly agree do not constitute utilization of the MGM Resorts Completion Guarantee.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets or properties of the Issuers and the Restricted Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than to a Sponsor;

(2)	the adoption of a plan relating to the liquidation or dissolution of either the Company or any successor thereto;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as defined in clause (1) above), other than a Sponsor, becomes the Beneficial Owner directly or indirectly, of 50% or more of the outstanding Voting Stock of the Company, measured by voting power rather than number of Equity Interests, and by contract or otherwise possesses the power to vote or direct the voting of the amount of Voting Stock necessary to elect a majority of the board of directors of CityCenter;

(4)

the Company consolidates with, or merges with or into, any Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets and properties to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance); or

(5)	MGM Resorts shall cease to own and control (legally and beneficially and either directly or indirectly) all of the Equity Interests in Project CC, LLC, a Nevada limited liability company, and any successor appointed pursuant to the Operating Agreement (the “Managing Member”) and in each of the MGM Resorts Operational Entities, except to the extent that the Managing Member or any MGM Resorts Operational Entity is replaced with another Person which is wholly owned by MGM Resorts.

The foregoing notwithstanding, a Change of Control will not occur solely by reason of a Permitted C-Corp. Conversion.

“Circus Deeds of Trust” means, collectively, (i) the Amended and Restated Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing made by Circus Circus Casinos, Inc., dated as of the Issue Date, in favor of Fidelity National Title Insurance Company, Inc., as trustee, for the benefit of the First Lien Secured Parties and the Second Lien Secured Parties, as at any time amended, to secure the MGM Resorts Completion Guarantee, (ii) the Amended and Restated Deed of Trust, Security Agreement, Assignment of Rents and Leases and Fixture Filing made by Mandalay Resort Group, dated as of the Issue Date, in favor of Fidelity National Title Insurance Company, Inc., as trustee, for the benefit of the First Lien Secured Parties and the Second Lien Secured Parties, as at any time amended, to secure the MGM Resorts Completion Guarantee, and (iii) the Amended and Restated Deed of Trust, Security Agreement, Assignment of Rents and Leases and fixture Filing made by Vintage Land Holdings, LLC, dated as of Issue Date, in favor of Fidelity National Title Insurance Company, Inc., as trustee, for the benefit of the First Lien Secured Parties and the Second Lien Secured Parties, as at any time amended, to secure the MGM Resorts Completion Guarantee.

“CityCenter” means the multi-use development known as CityCenter on an approximately 67 acre site on the Las Vegas Strip.

“Collateral” means all of the assets and properties subject to the Liens created by the Collateral Documents, but, in any event, excluding Excluded Assets.

“Collateral Documents” means the First Lien Collateral Documents and the Second Lien Collateral Documents and the Circus Deeds of Trust.

“Commission” means the U.S. Securities and Exchange Commission.

“Condemnation” means any taking by a Governmental Authority of assets or property, or any part thereof or interest therein, for public or quasi-public use under the power of eminent domain, by reason of any public improvement or condemnation or in any other manner.

“Condemnation Award” means all proceeds of any Condemnation or transfer in lieu thereof.

“Condo Proceeds Amount” means $123,850,553 as such amount may be adjusted in accordance with the past practices of the Company to reflect the return by the Company of any deposits in respect of sales of Condo Units previously received.

“Condo Proceeds Account” means a control account of the Company established at Bank of America and subject to a deposit control agreement into which the Net Proceeds of the sales of Condo Units (including any bulk sales thereof) or of Seller Financing Notes in an aggregate amount not to exceed the Condo Proceeds Amount may be deposited as cash collateral for the obligations under the MGM Resorts Completion Guarantee.

“Condo Unit” means a residential condominium or residential condominium-hotel unit in CityCenter to the extent characterized as such on the Issue Date (and related common area elements and other assets related thereto).

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of deferred financing fees of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period

(1)	increased (without duplication) by:

(a)	all Permitted Tax Distributions for such period or, if applicable, provision for taxes based on income or profits or capital gains, including, without limitation, state, franchise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period to the extent the same was deducted (and not added back) in computing Consolidated Net Income; plus

(b)	Consolidated Fixed Charges of such Person for such period (including (x) net losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk and (y) costs of surety bonds in connection with financing activities, in each case, to the extent included in Consolidated Fixed Charges) to the extent the same was deducted (and not added back) in calculating such Consolidated Net Income; plus

(c)	Consolidated Depreciation and Amortization Expense of such Person for such period to the extent the same were deducted (and not added back) in computing Consolidated Net Income; plus

(d)	Pre-Opening and Start-Up Expenses, to the extent that such Pre-Opening and Start-Up Expenses were deducted in computing Consolidated Net Income for such period; plus

(e)	any other non-cash charges, including any write-offs or write-downs, reducing Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period); plus

(f)	the amount of loss on sale of receivables and related assets to a Special Purpose RE Subsidiary in connection with a RE Receivables Sale;

(2)	decreased by (without duplication) non-cash gains increasing Consolidated Net Income of such Person for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period; and

(3)	increased or decreased by (without duplication):

(a)	any net gain or loss resulting in such period from Hedging Obligations and the application of the provisions of Statement of Financial Accounting Standards Boards “Accounting Standards Codification” relating to Accounting Derivatives Instruments and Hedging Activities; plus or minus, as applicable,

(b)	any net gain or loss resulting in such period from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net loss or gain resulting from hedge agreements for currency exchange risk), in each case to the extent the same was deducted or added back in computing Consolidated Net Income, as applicable.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Consolidated EBITDA of such Person for such period to the Consolidated Fixed Charges of such Person for such period. In the event that an Issuer or any Restricted Subsidiary Incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness (other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Consolidated Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Consolidated Fixed Charge Coverage Ratio is made (the “Consolidated Fixed Charge Coverage Ratio Calculation Date”), then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (as determined in accordance with GAAP) that have been made by an Issuer or any of the Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis, assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and disposed operations (and the change in any associated fixed charge obligations and the change in Consolidated EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into an Issuer or any of the Restricted Subsidiaries since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation or disposed operation that would have required adjustment pursuant to this definition, then the Consolidated Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or disposed operation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to an Investment, acquisition, disposition, merger or consolidation or any other transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company in accordance with Regulation S-X of the Securities Act, as promulgated by the Commission (and may include, for the avoidance of doubt, cost savings adjustments in compliance with such Regulation). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Consolidated Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a Eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of:

(1)	Consolidated Interest Expense of such Person for such period;

(2)	the product of (a) all cash dividends or other distributions paid (excluding items eliminated in consolidation and dividends or other distributions consisting solely of Equity Interests other than Preferred Stock or Disqualified Stock) on any series of Preferred Stock of any Restricted Subsidiary during such period, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined on a consolidated basis in accordance with GAAP; and

(3)	the product of (a) all dividends or other distributions accrued (excluding items eliminated in consolidation and all dividends or other distributions consisting solely of Equity Interests other than Preferred Stock or Disqualified Stock) on any series of Disqualified Stock during such period, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, determined on a consolidated basis in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1)	the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued (including, without limitation or duplication, amortization of original issue discount, amortization or write-off of deferred financing costs, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capitalized Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments (if any) pursuant to Hedging Obligations); provided that Consolidated Interest Expense shall not include either (x) amortization or write-offs of deferred financing costs related to the original issuance of the notes or any financing consummated prior thereto or (y) write-offs relating to termination of Hedging Obligations related to the original issuance of the notes, plus

(2)	any interest accruing on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries, plus

(3)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that, without duplication,

(1)	whether gains or losses, any items classified as extraordinary or any non-cash item classified as nonrecurring shall be excluded,

(2)	the cumulative effect of a change in accounting principles during such period shall be excluded,

(3)	any income (loss) from disposed, abandoned, transferred, closed or discontinued operations and any net gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded,

(4)	any gains or losses (less related fees, expenses and charges) attributable to asset dispositions other than in the ordinary course of business, as determined in good faith by the Company, shall be excluded,

(5)	any gains or losses (less related fees, expenses and charges), attributable to the early extinguishment of Indebtedness, Hedging Obligations or other derivative instruments shall be excluded,

(6)	the Net Income for such period of any Person that is not a Subsidiary or is an Unrestricted Subsidiary or that is accounted for by the equity method of accounting, shall be excluded; provided that Consolidated Net Income of the Company shall be increased by the aggregate amount of Net Income of any such Person in respect of such period distributed to an Issuer or any Restricted Subsidiary in the form of cash dividends or distributions,

(7)	any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans of the Company, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded,

(8)	effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Restricted Subsidiaries) in amounts required or permitted by GAAP, resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(9)	any impairment charges or asset write-offs, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(10)	the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived, provided that Consolidated Net Income of the Company will be increased by the amount of dividends or other distributions or other payments actually paid in cash (or to the extent converted into cash) or Cash Equivalents to an Issuer or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein,

(11)	the amount of any Permitted Tax Distributions made during such period shall be deducted.

Notwithstanding the foregoing, for the purpose of the covenant described under “Certain Covenants — Limitation on Restricted Payments” only (other than clause (3)(d) of the first paragraph thereof), there shall be excluded from Consolidated Net Income any income arising from the sale or other disposition, repurchase, redemption, repayment or return of capital, as applicable, of Investments made by an Issuer or the Restricted Subsidiaries after the Issue Date in other Persons and any distribution or dividend received from any such Persons.

“Consolidated Net Tangible Assets” means, as of each date of determination, the total amount of assets of the Company and its Subsidiaries, after deducting therefrom (a) all current liabilities of the Company and its Subsidiaries (excluding (i) the current portion of long-term Indebtedness, (ii) inter-company liabilities, and (iii) any liabilities which are by their terms renewable or extendable at the option of the obligor thereon to a time more than twelve months from the time as of which the amount thereof is being computed), and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles of the Company and its Subsidiaries, all as set forth on the latest internally available consolidated balance sheet of the Company prepared in accordance with GAAP.

“Construction Contracts” means the construction agreement dated March 9, 2005 between Perini Building Company and MGM MIRAGE Design Group, as assigned to the Company and as otherwise amended, and any other agreements between the Company or any of its Subsidiaries and the Contractor Defendants relating to the design, development or construction of CityCenter or its components.

“Construction Liens” means mechanics’ Liens asserted by contractors, subcontractors, materialmen, vendors or other similar claimants permitted to assert a mechanics’ Lien under applicable laws in respect of, or relating back to, construction activities at CityCenter occurring prior to January 1, 2011, including without limitation those associated with the claims of the plaintiffs in the Perini Litigation.

“Construction Payables” means the unpaid amount of any claims made by any contractors, subcontractors, materialmen, vendors or other legitimate claimants made in respect of works of improvement, which have been conducted in furtherance of CityCenter.

“Construction Resolution Date” means the date upon which all disputes underlying the Perini Litigation have been resolved by settlement or a judgment or other determination which is final and binding upon the parties, all Construction Liens have been discharged, all obligations pursuant to such settlement, judgment or other determination have been paid in full and all remaining obligations of MGM Resorts under the MGM Resorts Completion Guarantee have been either (i) satisfied or (ii) collateralized by the deposit of cash or a letter of credit, in each case in an amount not less than the aggregate amount of such obligations (as certified by an Officer of the Company) in the Condo Proceeds Account or in a deposit account owned by MGM Resorts and held with and subject to the control of the applicable Person pursuant to Section 4.2 of the MGM Resorts Completion Guarantee.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1)	to purchase any such primary obligation or any property or asset constituting direct or indirect security therefor,

(2)	to advance or supply funds (a) for the purchase or payment of any such primary obligation or (b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or

(3)	to purchase property, assets, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contractor Defendants” means Perini Building Company, its direct and indirect subcontractors, materialmen and vendors, each other direct and indirect contractor, materialman and vendor in respect of CityCenter which at any time is a party to the Perini Litigation or which has filed any mechanics’ Lien or similar process against the Company and all guarantors and other sureties and insurance providers for any of the foregoing.

“Control Agreements” means control agreements in favor of the Credit Facility Agent (for the benefit of the First Lien Obligations and the Second Lien Notes Obligations) in respect of each deposit, brokerage or other similar account maintained by an Issuer or the Restricted Subsidiaries in a form reasonably acceptable to the Collateral Agents.

“Controlling Secured Parties” means, with respect to any Shared Collateral, the First Lien Secured Parties whose Authorized Representative is the Applicable Authorized Representative for such Shared Collateral.

“Credit Facility” means (i) the amended and restated credit agreement, dated as of January 10, 2011, among the Company, the Lenders referred to therein, and Bank of America, N.A., as administrative agent and collateral agent (and their successors and assigns from time to time party thereto), including any related notes, guarantees, collateral documents, instruments and agreements executed in connection therewith, as amended, modified, renewed, extended, refunded, replaced or refinanced, in whole or in part, from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances) or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Facility Obligations” means, with respect to the Credit Facility outstanding on the Issue Date, the “Obligations” as defined in the Credit Facility and, with respect to any refinancing of the Credit Facility after the Issue Date, all amounts owing by any Grantor pursuant to the terms of such Credit Facility, including, without limitation, all amounts in respect of any principal, premium, interest (including any interest and fees accruing subsequent to the commencement of an insolvency or liquidation proceeding at the rate provided for in such Credit Facility, whether or not such interest or fees are allowed claims under any such proceeding or under applicable state, federal or foreign law), penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities, and guarantees of the foregoing amounts pursuant to such Credit Facility.

“Crystals” means the facility at CityCenter known as “Crystals,” including the real property on which such facility is located, together with all improvements and fixtures thereon and all rights appurtenant thereto, consisting as of the Issue Date of approximately 329,000 leasable square feet of retail, restaurant and entertainment space.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Discharge of Credit Facility Obligations” means, with respect to any Shared Collateral, the date on which the Credit Facility Obligations are no longer secured by such Shared Collateral, including payment in full in cash and termination of all commitments in connection therewith; provided that the Discharge of Credit Facility Obligations shall not be deemed to have occurred in connection with a refinancing of such Credit Facility Obligations with another Credit Facility secured by such Shared Collateral provided that the Authorized Representative and Collateral Agent for the holders of any such refinancing indebtedness shall have executed a joinder to the First Lien Intercreditor Agreement.

“Discharge of First Lien Obligations” shall mean the first date on which all First Lien Obligations have been repaid in full in cash (other than contingent indemnification obligations not yet due and payable) and no commitments to extend credit that would constitute First Lien Obligations are outstanding.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control, asset sale or requirement of any applicable gaming law) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control, asset sale or requirement of any applicable gaming law), in whole or in part, in each case prior to the date 91 days after the maturity date of the notes under the applicable Indenture; provided that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations. The amount of any Disqualified Stock shall be the greater of the face amount and the maximum redemption or repurchase price thereof.

“Dubai World” means Dubai World, a Dubai, United Arab Emirates government decree entity, and its successors.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Event of Loss” means, with respect to any Collateral, any (1) Casualty of such Collateral, (2) Condemnation or seizure (other than pursuant to foreclosure or confiscation or requisition of the use of such Collateral) or (3) settlement in lieu of clause (2) above, in each case having a fair market value in excess of $25.0 million; provided that the Construction Resolution Date shall be deemed to be an “Event of Loss” with respect to Harmon.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Excluded Assets” means (a) subject to customary limitations, any rights or interests in or under, any license, contract, permit, or franchise or any rights or interests thereunder to the extent, but only to the extent, that such a grant would, under the terms of such license, contract, permit, or franchise, result in a breach of the terms of, or constitute a default under, such license, contract, permit, or franchise, (b) any trademark applications filed in the United States Patent and Trademark Office on the basis of an “intent-to-use” such trademark to the extent that granting a security interest in such trademark application prior to such filing would adversely affect the enforceability or validity or result in the voiding of such trademark application, unless and until acceptable evidence of use of the trademark has been filed with and accepted by the United States Patent and Trademark Office, (c) any assets sold pursuant to a RE Receivables Sale and any Equity Interests of Special Purpose RE Subsidiaries granted in connection with a Special Purpose RE Financing, in each case that are subject to a Lien permitted by clause (21) of the definition of Permitted Lien, (d) assets and any proceeds thereof that are subject to a Lien permitted by clause (5) of the definition of Permitted Liens or to a replacement Lien in respect thereof permitted by clause (9) of the definition of Permitted Liens, in each case to the extent and for so long as the contract or other agreement in which such Lien is granted (or the documentation providing Indebtedness subject to such Lien) validly prohibits the creation of any other Lien on such assets and proceeds, or (e) any assets or shares of stock of a Person subject to a Lien permitted by clause (8) of the definition of Permitted Liens or to a replacement Lien in respect thereof permitted by clause (9) of the definition of Permitted Liens, in each case to the extent and for so long as the contract or other agreement in which such Lien is granted validly prohibits the creation of any other Lien on such assets or shares of stock.

“Fair Market Value” means, with respect to the consideration received or paid in any transaction or series of transactions, the fair market value thereof as determined in good faith by the board of directors of the Company.

“First Lien Collateral Documents” means the First Lien Deed of Trust, the First Lien Security Agreement, the Control Agreements, the Intercreditor Agreements, the control agreement in respect of the Interest Escrow Account, the First Lien IP Security Agreement, and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing First Lien Obligations or under which rights or remedies with respect to such Liens are governed, in each case to the extent relating to the collateral securing the First Lien Obligations.

“First Lien Event of Default” means an “Event of Default” under and as defined in the Credit Facility, the First Lien Indenture or any Refinancing Agreement, as applicable.

“First Lien Indenture Secured Parties” means, collectively, the First Lien Trustee, the First Lien Collateral Agent, the Holders of the First Lien Notes and the holders of any First Lien Notes Obligations under any Refinancing Agreement and their respective successors and assigns.

“First Lien Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under the First Lien Indenture, the First Lien Notes, any Refinancing Agreement, any guarantees thereof, the First Lien Collateral Documents, the First Lien Intercreditor Agreement and the General Intercreditor Agreement, whether or not direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“First Lien Obligations” means, collectively, (a) all Credit Facility Obligations, (b) the Obligations in respect of the First Lien Notes and (c) any series of additional First Lien Obligations.

“First Lien Secured Parties” means, collectively, (a) the “Secured Parties” as defined in the Credit Facility, (ii) any holders of Credit Facility Obligations under a Credit Facility entered into after the Issue Date and (iii) First Lien Indenture Secured Parties.

“GAAP” means generally accepted accounting principles in the United States of America as in effect on the Issue Date (for purposes of the definitions of the terms “Consolidated Depreciation and Amortization Expense,” “Consolidated EBITDA,” “Consolidated Fixed Charge Coverage Ratio,” “Consolidated Fixed Charges,” “Consolidated Interest Expense,” “Consolidated Net Income,” and “Consolidated Net Tangible Assets,” all defined terms in the Indentures to the extent used in or relating to any of the foregoing definitions, and all ratios and computations based on any of the foregoing definitions) and as set forth in the Financial Accounting Standards Board’s “Accounting Standards Codification” as may be amended from time to time (for all other purposes of such Indentures). All ratios and computations based on GAAP contained in the applicable Indenture shall be computed in conformity with GAAP.

“Gaming Facility” means any facility where casino or gaming operations are conducted.

“Gaming License” means any license, permit, franchise or other authorization from any governmental authority required on the date of the Indentures or at any time thereafter to own, lease, operate or otherwise conduct the gaming business of an Issuer and the Restricted Subsidiaries.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central bank).

“Government Securities” means readily marketable (a) direct full faith and credit obligations of the United States of America or obligations guaranteed by the full faith and credit of the United States of America and (b) obligations of an agency or instrumentality of, or corporation owned, controlled or sponsored by, the United States of America that are generally considered in the securities industry to be implicit obligations of the United States of America.

“Government Transfers” means any Condemnation or any transfers of interests in real property held by an Issuer or any of the Restricted Subsidiaries to any State of Nevada, Clark County or local governmental authority consisting of easements, rights-of-way, dedications, exchanges or swaps or similar transfers undertaken in furtherance of the development, construction or operation of CityCenter, so long as such transfers, individually or in the aggregate, do not in the aggregate materially adversely affect the fair market value or use of the real property for the purposes for which it is or may reasonably be expected to be held.

“Guarantee” means the guarantee by any Guarantor of the Issuers’ Obligations under the Indentures and the notes.

“Guarantor” means each Restricted Subsidiary that Guarantees the notes in accordance with the terms of the Indentures and its successors and assigns, until released from its obligations under its Guarantee in accordance with the terms of the Indentures.

“Harmon” means the partially constructed building at CityCenter known as the “Harmon Hotel & Spa,” including the real property on which such facility is located together with all improvements and fixtures thereon and all rights appurtenant thereto.

“Harmon Equity” means cash contributions or purchases of Equity Interests of the Company by either or both of the Sponsors or their Wholly Owned Subsidiaries which, prior to the issuance thereof, are designated by the Company as having been made to fund the demolition of Harmon or any repair of Harmon required by applicable law.

“Harmon-Related Net Loss Proceeds” means any Net Loss Proceeds in respect of an Event of Loss (i) which are used for the demolition of Harmon or any repair of Harmon required by applicable law, (ii) which are reserved and designated to be used for the demolition of Harmon or any repair of Harmon by applicable law (it being understood that no Net Loss Proceeds may be so designated unless, within 60 days of the receipt thereof, the Company has become legally mandated to demolish or repair Harmon and that, to the extent such funds are not utilized to effectuate such demolition or repair, such funds shall cease to be Harmon-Related Net Loss Proceeds and shall be applied in accordance with “— Events of Loss” upon the making of the final payments required in respect of such demolition or repair to the related contractors) or (iii) which are used to reimburse either or both Sponsors or their Wholly Owned Subsidiaries for Harmon Equity.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer, modification or mitigation of interest rate, commodity or currency risks either generally or under specific contingencies.

“Holder” means the Person in whose name a note is registered on the registrar’s books.

“Incur” means issue, assume, enter into any guarantee of, incur or otherwise become liable for; and the terms “Incurs,” “Incurred” and “Incurrence” shall have a correlative meaning; provided that any Indebtedness or Equity Interests of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. Any Indebtedness issued at a discount (including Indebtedness on which interest is payable through the issuance of additional Indebtedness) shall be deemed Incurred at the time of original issuance of the Indebtedness at the initial accreted amount thereof.

“Indebtedness” means, with respect to any Person, without duplication:

(1)	any indebtedness of such Person, whether or not contingent:

(a)	in respect of borrowed money;

(b)	evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c)	representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except (i) any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP; or

(d)	representing net obligations under any Hedging Obligations;

if and to the extent that any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise on, the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of such obligor or guarantor), other than by endorsement of negotiable instruments for collection; and

(3)	to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person;

provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include (i) Contingent Obligations not in connection with Indebtedness under clause (1) or (ii) any obligation or commitment, contingent or otherwise, to make an Investment (other than any guarantee of or other obligation or commitment to pay any Indebtedness for borrowed money of another Person). For the avoidance of doubt, any obligation of the Company to pay the MGM Resorts Completion Guarantee Reimbursement Amount or to make Sponsor Harmon Reimbursement Payments, MGM Operational Reimbursement Payments or MGM Condo Proceeds Payments shall not be considered “Indebtedness.”

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Company, qualified to perform the task for which it has been engaged.

“Infinity World” means Infinity World Development Corp, a Nevada corporation and a wholly owned Subsidiary of Dubai World.

“Initial Purchasers” means the initial purchasers of the Outstanding Notes.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable or credit extended, trade credit, advances to customers, commission, travel and similar advances or credit extended to officers and employees, in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person, completion guarantees issued in favor of any Person other than Finance Corp. or a Restricted Subsidiary of the Company (but only to the extent that any obligations of an Issuer or any of the Restricted Subsidiaries with respect to such completion guarantee is required by GAAP to be classified on the balance sheet of the Company as a liability) and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants — Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation; less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Company.

“Issue Date” means January 21, 2011, which was the date on which the First Lien Outstanding Notes and the Initial Second Lien Notes were issued.

“Issue Date Equity Contributions” means the equity contribution from MGM Resorts to the Company on or about the Issue Date in an aggregate amount of approximately $77 million, as described in the Offering Memorandum.

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, or any lease in the nature thereof; provided that in no event shall an operating lease be deemed to constitute a Lien.

“MGM Condo Proceeds Payments” means payments out of the net cash proceeds received by the Company or any of the Restricted Subsidiaries after the Issue Date from the sale of Condo Units or Seller Financing Notes to (A) pay Construction Payables, (B) cash collateralize the remaining obligations under the MGM Resorts Completion Guarantee (such cash collateral to be applied as provided in clauses (A) or (C) of this definition) or (C) if the Construction Resolution Date has occurred, reimburse MGM Resorts for payments previously made under the MGM Resorts Completion Guarantee in an aggregate amount not to exceed the Condo Proceeds Amount since the Issue Date and only to the extent the aggregate construction costs for CityCenter are more than $8,485,638,000.

“MGM Operational Reimbursement Payments” means payments to MGM Resorts and its Affiliates for services rendered or costs advanced to or on behalf of the Company and its Subsidiaries (including employment costs) in accordance with past practices and on arm’s-length basis, and in any event including payments made pursuant to the MGM Resorts Operations Management Agreements and the MGM Resorts Affiliate Agreements in the manner described therein, in each case as may be amended in accordance with clause (5) of the covenant described above under the caption “Certain Covenants — Transactions with Affiliates.”

“MGM Resorts” means MGM Resorts International, a Delaware corporation (formerly known as “MGM MIRAGE”), and its successors.

“MGM Resorts Affiliate Agreements” means the agreements, arrangements and other transactions described in “Certain Related Party Transactions — Management Agreements”, “— Todd English P.U.B.”, “— Aircraft Agreement” and “— Other Transactions with MGM Resorts” in each case as in effect as of the Issue Date.

“MGM Resorts Completion Guarantee” means the amended and restated completion guarantee (MGM Resorts) executed by MGM Resorts in favor of the Company and Collateral Agents for the benefit of the First Lien Obligations and the Second Lien Notes, as at any time amended.

“MGM Resorts Completion Guarantee Reimbursement Amount” means an amount paid to MGM Resorts to reimburse MGM Resorts for amounts paid by it in respect of the construction of CityCenter pursuant to the MGM Resorts Completion Guarantee and its predecessor agreements which is equal to the sum of the following; provided that in no event shall the payment of any such amount to MGM Resorts result in the aggregate amount of the costs of design, development and construction of CityCenter being less than $8,485,638,000:

(a)	all attorney’s fees, consultants fees, expert witness fees, filing fees and other costs associated with the conduct or settlement of the Perini Lawsuit;

(b)	all expenses associated with investigation of suspected or actual construction defects at CityCenter;

(c)	all expenses of work conducted to repair, correct or remediate any construction defects at CityCenter;

(d)	all amounts included in any settlement, or determined in any final judgment to be payable by the Contractor Defendants, with respect to any overpayments in respect of any element of the Construction Contracts, including the application of any limit in the maximum price payable by the Company and its Subsidiaries for work under any guaranteed maximum price contract; and

(e)	to the extent determined in any final judgment or pursuant to any settlement to be payable by the Contractor Defendants, interest on the amounts described in clauses (a) through (d) above.

“MGM Resorts Operational Entities” means, collectively, MGM Resorts and each present and future Subsidiary thereof which is at any time party to any of the MGM Resorts Operations Management Agreements or any of the MGM Resorts Affiliate Agreements.

“MGM Resorts Operations Management Agreements” means, collectively, (a) the Hotel and Casino Operations and Hotel Assets Management Agreement among the Managing Member, CityCenter Hotel & Casino, LLC, a Nevada limited liability company, MGM Resorts, and CityCenter Land, LLC, dated as of November 15, 2007, (b) the Condo-Hotel Operations Management Agreement among Vdara Condo Hotel, LLC and CityCenter Vdara Development, LLC, dated as of November 15, 2007, (c) the Retail Management Agreement among the Project CC, LLC, the Crystals at CityCenter Management, LLC, MGM Resorts and Borrower, dated as of November 15, 2007, (d) the Development Management Agreement for CityCenter among the Managing Member, MGM Resorts and the Company, dated as of November 15, 2007, in each of clauses (a)-(d), as amended through the Issue Date, and (e) any additional agreements entered into with controlled Affiliates of MGM Resorts on terms which are substantially as or more favorable to the Company or such Subsidiary as would be obtainable by the Company or such Subsidiary at the time in a comparable arm’s-length transaction, in each case as at any time amended.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Loss Proceeds” means, with respect to any Event of Loss, the proceeds in the form of cash or Cash Equivalents from (a) insurance proceeds, (b) Condemnation Awards or (c) damages awarded by any judgment or settlement payment received by an Issuer or any of the Restricted Subsidiaries from such Event of Loss, net of the sum (without duplication) of (i) the actual costs relating to such Event of Loss, including legal, appraisal or insurance adjuster fees (and, with respect to the Perini Litigation, any other fees and expenses incurred by the Company or any of its Subsidiaries in connection therewith (including any such fees and expenses which are advanced by MGM Resorts under the MGM Resorts Completion Guarantee or otherwise), any relocation expenses incurred as a result thereof, taxes (or Permitted Tax Distributions) paid or payable (or to be paid) as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Permitted Lien on such assets or properties that ranks prior to the security interest of the Trustee in those assets, after giving effect to any provisions in the Collateral Documents, the First Lien Intercreditor Agreement and the General Intercreditor Agreement as to the relative ranking of security interests and any deduction of appropriate amounts to be provided by an Issuer or any of the Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with such Event of Loss, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations, (ii) Casualty Bridge Capital used to reimburse the applicable Sponsor pursuant to clause (10) of the second paragraph of the covenant described above under the caption “Certain Covenants — Restricted Payments” and (iii) with respect to Harmon-Related Net Loss Proceeds, the sum of (A) the MGM Resorts Completion Guarantee Reimbursement Amount and (B) the Sponsor Harmon Reimbursement Payments.

“Net Proceeds” means the aggregate cash proceeds and Cash Equivalents received by an Issuer or any of the Restricted Subsidiaries in respect of any Asset Sale, including any cash and Cash Equivalents received upon the sale or other disposition of any non-cash consideration received in any Asset Sale (in each case, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Sale or received in any other non-cash form), in each case, net of costs relating to such Asset Sale and the sale or disposition of such non-cash consideration, including legal, accounting and investment banking fees, brokerage and sales commissions, any relocation expenses incurred as a result thereof and taxes (or Permitted Tax Distributions) paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements) and any deduction of appropriate amounts to be provided by an Issuer or any of the Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with such asset sale, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations.

“Non-Control Entity” means any partnership, joint venture, limited liability company or similar entity of which 20% or more of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by a Person or one or more of the other Subsidiaries of that Person, or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, but with respect to which such Person and its other Subsidiaries do not have the collective right to elect a majority of the board of directors or other equivalent governing body, and otherwise lack the power to direct the management, of such partnership, joint venture, limited liability company or similar entity. Unless otherwise specified, “Non-Control Entity” refers to a Non-Control Entity of the Company.

“Non-Controlling Authorized Representative Enforcement Date” has the meaning set forth under “Intercreditor Agreements — First Lien Intercreditor Agreement.”

“Non-Controlling Secured Parties” means, with respect to any Shared Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Shared Collateral.

“Non-Recourse Indebtedness” means Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary

(1)	as to which none of an Issuer or any Restricted Subsidiary:

(a)	provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness),

(b)	is directly or indirectly liable (as a guarantor or otherwise), or

(c)	constitutes the lender or purchaser, and

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness (other than the Notes) of any of an Issuer or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity;

provided that Non-Recourse Indebtedness shall include any Indebtedness of a Special Purpose RE Subsidiary that is recourse to an Issuer or any Restricted Subsidiary solely with respect to Liens described in clause (21) of the definition of Permitted Liens and Special Purpose RE Financing Undertakings.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer, the Secretary, any Assistant Treasurer or Assistant Secretary of an Issuer or a Restricted Subsidiary.

“Officer’s Certificate” means a certificate signed on behalf of an Issuer by an Officer of such Issuer or on behalf of a Restricted Subsidiary by an Officer of such Restricted Subsidiary, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of such Issuer or any officer of such Guarantor that meets the requirements set forth in the Indentures.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee.

“Perini Litigation” means the lawsuit involving Perini Building Company, the Company and certain of its Affiliates, among others, initiated by the filing of that certain Complaint in the Eighth Judicial District Court for Clark County, State of Nevada on March 25, 2010 as Cash # A-10-612676-B, including all proceedings therein, including relating to any amended complaint, answer, counterclaim or otherwise.

“Permitted C-Corp. Conversion” means a transaction resulting in the Company or any of the Restricted Subsidiaries becoming a subchapter “C” corporation under the Code, so long as, in connection with such transaction:

(1)	the subchapter “C” corporation resulting from such transaction is a corporation organized and existing under the laws of any state of the United States or the District of Columbia and the Beneficial Owners of the Equity Interests of the subchapter “C” corporation shall be the same, and shall be in the same percentages, as the Beneficial Owners of Equity Interests of the applicable entity immediately prior to such transaction;

(2)	the subchapter “C” corporation resulting from such transaction assumes in writing all of the obligations, if any, of the applicable entity under (a) the Indentures, the notes, the Guarantees the Collateral Documents and the Intercreditor Agreements, as applicable, and (b) all other documents and instruments to which such Person is a party (other than, in the case of clause (a) only, any documents and instruments that, individually or in the aggregate, are not material to the subchapter “C” corporation);

(3)	the subchapter “C” corporation resulting from such transaction takes all action necessary or, in the opinion of the Applicable Collateral Trustee, desirable to perfect and protect the security interests in the Equity Interests of, or property owned by, such subchapter “C” corporation intended to be created by the Collateral Documents, as modified by clause (2) above;

(4)	the Trustees are given not less than 45 days’ advance written notice of such transaction and evidence satisfactory to the Trustees (including, without limitation, title insurance and a satisfactory opinion of counsel) regarding the maintenance of the perfection and priority of liens granted, or intended to be granted, in the Equity Interests of, or Collateral owned by, the Company or such Restricted Subsidiary following such transaction;

(5)	such transaction would not cause or result in a Default or an Event of Default;

(6)	such transaction does not result in the loss or suspension or material impairment of any Gaming License unless a comparable Gaming License is effective prior to or simultaneously with such loss, suspension or material impairment;

(7)	such transaction does not require any holder or Beneficial Owner of the notes to obtain a Gaming License or be qualified or found suitable under the laws of any applicable gaming jurisdiction;

(8)	the Company shall have delivered to the Trustees an opinion of counsel reasonably acceptable to the Trustees confirming that neither Issuer, nor any Restricted Subsidiary, nor any of the Holders will recognize income, gain or loss for United States federal or state income tax purposes as a result of such Permitted C-Corp. Conversion; and

(9)	the Company shall have delivered to the Trustees a certificate of the chief financial officer of the Company confirming that the conditions in clauses (1) through (8) have been satisfied.

“Permitted Investment” means:

(1)	any Investment in an Issuer or any of the Restricted Subsidiaries, provided that any Investment that results in a transfer of Collateral to any Restricted Subsidiary shall constitute a Permitted Investment only if such Restricted Subsidiary is a Guarantor and the Collateral Agent shall have received such instruments and documents as may be necessary to ensure that the Liens of the Collateral Documents continue to apply to such Collateral and continue to be of first priority with respect to the First Lien Notes and second priority with respect to the Second Lien Notes (in each case subject to Permitted Liens);

(2)	any Investment in cash and Cash Equivalents, provided that in the case of Investments of Collateral, such Investments constitute Collateral under the Collateral Documents;

(3)	any Investment by an Issuer or any of the Restricted Subsidiaries in a Person that is engaged in a Similar Business if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary; or

(b)	such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets and properties to, or is liquidated into, an Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4)	any Investment in securities or other assets or properties, including earnouts, not constituting cash and Cash Equivalents and received in connection with (i) an Asset Sale made pursuant to and in accordance with the provisions of “Repurchase at the Option of Holders — Asset Sale” or (ii) an Event of Loss of the type contemplated by clause (3) of the definition of “Event of Loss” that was made pursuant to and in accordance with “Repurchase at the Option of Holders — Events of Loss”;

(5)	any Investment existing on the Issue Date;

(6)	any Investment acquired by an Issuer or any of the Restricted Subsidiaries:

(a)	in exchange for any other Investment or accounts receivable held by such Issuer or any such Restricted Subsidiary received in compromise or settlement of obligations of trade creditors, contract parties, lessees or customers that were incurred in the ordinary course of business or in connection with, or as a result of, a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable; or

(b)	as a result of a foreclosure by an Issuer or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default.

(7)	Any Investment consisting of Real Estate Receivables or any Investments received in exchange for any Seller Financing Notes or the contribution of Seller Financing Notes into a Special Purpose RE Subsidiary;

(8)	Hedging Obligations permitted under clause (9) of the second paragraph under the covenant described in “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9)	Investments the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Company; provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described in “Certain Covenants — Limitations on Restricted Payments”;

(10)	guarantees of Indebtedness of an Issuer and any Restricted Subsidiary permitted under the covenant described in “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	loans and advances to officers, directors and employees, in each case incurred in the ordinary course of business or consistent with past practices;

(12)	(a) Investments consisting solely of Real Estate Receivables in or by any Special Purpose RE Subsidiary, or in connection with a RE Receivables Sale by or to or in favor of any Special Purpose RE Entity, including Investments of funds held in accounts permitted or required by the arrangements governing such RE Receivables Sale or any related Indebtedness, or (b) any promissory note issued by the Company to a Special Purpose RE Entity;

(13)	Investments consisting of letters of credit or guarantees to support insurance premium financings for insurance coverages for CityCenter permitted under clause (15) of the second paragraph of the covenant described in “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(14)	Investments in Persons who are the owners or operators of restaurants, retail, night club or other businesses located at CityCenter consistent with industry practices for arrangements with such Persons which do not exceed $25.0 million at any time outstanding;

(15)	to the extent constituting an Investment, licenses of patents, trademarks and other intellectual property rights granted by an Issuer or any of the Restricted Subsidiaries not interfering in any material respect with the ordinary conduct of the business of such Person;

(16)	to the extent constituting an Investment, repurchases of the notes;

(17)	the assignment of gaming debts evidenced by a credit instrument, including what are commonly referred to as “markers,” to an Affiliate of the Company for the purpose of collecting amounts outstanding under such gaming debts or “markers” due to an Issuer or any of the Restricted Subsidiaries thereunder; provided that any Affiliate receiving any such assignment enters into a binding agreement to pay all amounts so collected back to such Issuer or such Restricted Subsidiary within 30 days of receipt of payment of such collected amounts; provided, further, that any such Affiliate is not, at the time of any such assignment, in default of its obligations under any such binding agreement previously delivered with respect to any such assignment; and

(18)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (18) that are at the time outstanding (after giving effect to any such Investments that are returned to the Company or any Restricted Subsidiary that made such prior Investment, without restriction, in cash on or prior to the date of any such calculation), not to exceed $25.0 million.

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation or regulatory requirements; deposits made to secure liability to insurance carriers; good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party; deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure bid, surety, customs or appeal bonds in proceedings to which such Person is a party; deposits as security for contested taxes or import duties or for the payment of rent; and deposits made by an Issuer or any of the Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted hereunder;

(2)	(i) carriers’, warehousemen’s, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business which are not overdue for a period of more than 60 days or which are being contested in good faith and by appropriate proceedings (which proceedings have the effect of preventing forfeiture or sale of the affected assets) diligently conducted, if adequate reserves with respect thereto in accordance with GAAP are maintained on the books of the of the applicable Person and (ii) mechanics Liens existing on the Issue Date and additional mechanics liens not to exceed $75.0 million in the aggregate (after eliminating Liens representing duplicative claims);

(3)	Liens for taxes, assessments or other governmental charges not yet past due; or Liens for taxes, assessments or other governmental charges which are being contested in good faith by appropriate proceedings, if adequate reserves with respect thereto have been set aside in accordance with GAAP;

(4)	(i) minor survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines, pipelines, conduits, cables, wire communication lines, power lines and substations, streets, trails, walkways, drainage, irrigation, water, and sewerage purposes, dikes, canals, ditches, the removal of oil, gas, coal, or other minerals, and other similar purposes, or present or future zoning laws, ordinances or other restrictions as to the use, occupancy or enjoyment of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the fair market value or use of the real property for the purposes for which it is or may reasonably be expected to be held, (ii) minor defects and irregularities in title to any real property which in the aggregate does not materially impair the fair market value or use of the real property for the purposes for which it is or may reasonably be expected to be held, (iii) leases, subleases, licenses or sublicenses granted to others which do not materially interfere with the ordinary conduct of the business of the Issuers or any of the Restricted Subsidiaries and do not secure Indebtedness, (iv) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuers and its Restricted Subsidiaries and (v) Acceptable Land Use Arrangements;

(5)	Liens securing Indebtedness permitted to be Incurred pursuant to clause (4) of the second paragraph under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to an Issuer or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or Liens in favor of an Issuer or any Guarantor;

(6)	Liens securing Indebtedness under the Credit Facility and additional First Lien Obligations in an aggregate amount not to exceed the amounts permitted to be Incurred pursuant to clause (1) of the second paragraph under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (assuming solely for purposes of determining compliance with the limitation in this clause (6) that any such additional First Lien Obligations were incurred under the Credit Facility);

(7)	Liens existing on the Issue Date;

(8)	Liens on assets or properties or shares of stock of a Person at the time such Person becomes a Subsidiary or Liens on assets or properties at the time an Issuer or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into an Issuer or any of the Restricted Subsidiaries; provided that in each case such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary or such acquisition, as the case may be; and provided, further, that in each case such Liens may not extend to any other property owned by an Issuer or any of the Restricted Subsidiaries;

(9)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (5), (7), (8), (9), (14) and (22); provided that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property and the proceeds (including insurance proceeds), products, rents, profits, accessions and replacements thereof or thereto) and shall rank equally or junior to the original Lien relative to the First Lien Notes and the Second Lien Notes, and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (5), (7), (8), (9), (14) and (22) at the time the original Lien became a Permitted Lien under the Indentures (plus all accrued interest), and (ii) an amount necessary to pay any underwriting discounts, fees, expenses and premiums related to such refinancing, refunding, extension, renewal or replacement;

(10)	Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under the caption “Events of Default and Remedies,” prior to any forfeiture or sale, so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(11)	(i) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; (ii) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by an Issuer or any of the Restricted Subsidiaries; and (iii) Liens on specific items of inventory of other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(12)	Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness or (ii) relating to pooled deposit or sweep accounts of an Issuer or any of the Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations Incurred in the ordinary course of business of an Issuer and the Restricted Subsidiaries;

(13)	any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(14)	Liens securing the First Lien Notes issued on the Issue Date, the Second Lien Notes issued on the Issue Date and any additional Second Lien Notes Incurred to refinance First Lien Obligations;

(15)	rights reserved to or vested in any Governmental Authority to control or regulate, or obligations or duties to any Governmental Authority with respect to the use of any property or, any right, power, franchise, grant, license, or permit;

(16)	covenants, conditions, and restrictions affecting the use of property which in the aggregate do not materially impair the fair market value or use of the property for the purposes for which it is or may reasonably be expected to be held;

(17)	any other statutory Liens arising in the ordinary course of business with respect to obligations which are not delinquent or are being contested in good faith, prior to any forfeiture or sale; provided that, if delinquent, adequate reserves have been set aside with respect thereto in accordance with GAAP;

(18)	any Lien created by an agreement or instrument entered into by an Issuer or a Restricted Subsidiary which consists of a restriction on the assignability, transfer or hypothecation of such agreement or instrument;

(19)	Liens on the Interest Escrow Account for the benefit of the lenders under the Credit Facility and the Holders of the First Lien Notes;

(20)	other non-consensual Liens not incurred in connection with an issuance of Indebtedness, which do not in the aggregate, when taken together with all other Liens, materially impair the value or use of the property of the Issuers and the Restricted Subsidiaries, taken as a whole;

(21)	Liens securing Real Estate Receivables of any Special Purpose RE Entity, Liens in favor of any Special Purpose RE Entity in connection with a RE Receivables Sale or Liens on Equity Interests of Special Purpose RE Subsidiaries granted in connection with a Special Purpose RE Financing, but only to the extent that the recourse of the lender to an Issuer or a Restricted Subsidiary on any Indebtedness which such Lien secures is limited to such Equity Interests, any related Real Estate Receivables and Special Purpose RE Financing Undertakings;

(22)	Liens existing on the date of the Indentures and disclosed in the title commitment for the CityCenter Deeds of Trust;

(23)	Liens on any Equity Interests in Unrestricted Subsidiaries of the Company but only to the extent that the recourse of the lender on any Indebtedness which such Lien secures is limited to such Equity Interests;

(24)	Liens securing Hedging Obligations permitted to be incurred in accordance with clause (9) of the second paragraph of the covenant described under “Certain Covenants — Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and Liens securing obligations in respect of Treasury Management Arrangements;

(25)	Licenses of patents, trademarks and other intellectual property rights granted by an Issuer or any of the Restricted Subsidiaries not interfering in any material respect with the ordinary conduct of the business of such Person;

(26)	to the extent constituting Liens, ground leases and subleases in respect of the real property owned or leased by an Issuer or any of the Restricted Subsidiaries, and any leasehold mortgage on the lessee’s leasehold interest in the underlying real property in favor of any party financing the lessee under any such lease or sublease, so long as: (a) neither Issuer nor any of the Restricted Subsidiaries is liable for the payment of any principal of, or interest, premiums or fees on, such financing, and (b) the affected lease and leasehold mortgage are expressly made subject and subordinate to the Lien of the applicable mortgage securing the notes, or Guarantee, as the case may be (subject to any subordination, non-disturbance, attornment and estoppel agreement entered into as provided for in the Intercreditor Agreements or Collateral Documents);

(27)	Liens consisting of the right of tenants in respect of leases of Condo Units to apply a portion of rental payments for such Condo Units towards the purchase of such Condo Unit or to otherwise acquire the rented Condo Unit; and

(28)	Liens not specified in clauses (1) through (27) above and not otherwise permitted by the covenant described under “Certain Covenants — Liens,” so long as the aggregate outstanding principal amount of the obligations secured by all such Liens in the aggregate does not exceed $10.0 million at any one time (collectively for all assets and property subject to such Liens).

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted Tax Distributions” means cash distributions to or for the account of the ultimate tax-paying Persons which are the direct or indirect holders of Equity Interests in the Company, made not more frequently than once each fiscal quarter, in an amount no greater than the Federal and state income tax liability attributable to such Persons by reason of the tax attributes of CityCenter and its Subsidiaries (after taking into account all available credits and deductions) for the immediately preceding fiscal quarter, at the highest combined United States federal and state income tax rate payable by any such Person.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Pre-Opening and Start-Up Expenses” means, for any period, the amount classified as “preopening and start-up expenses” by the Company in its consolidated statements of operations, inclusive of marketing, promotional, hiring and other similar expenses of the Company and its Restricted Subsidiaries incurred in connection with the introduction of a new product or service, in all cases in accordance with the Company’s accounting policies and GAAP, consistently applied.

“Qualified Equity Offering” means a bona fide offering of common Equity Interests which results in gross proceeds to the Company of at least $50.0 million, to the extent that such gross receipts are contributed as a cash capital contribution to the Company.

“RE Receivables Sale” means any sale, transfer, assignment, participation, encumbrance, hypothecation, pledge, conveyance or other disposition of, or creation or incurrence of any Lien on, real estate or real estate-related assets relating to condominiums, apartments, other similar rights related thereto or Real Estate Receivables by the Company or any Subsidiary thereof to or in favor of any Special Purpose RE Entity, or by any Special Purpose RE Subsidiary, in each case in connection with a Special Purpose RE Financing, including the Incurrence by a Special Purpose RE Entity of Indebtedness, or obligations to make payments to the obligor on Indebtedness, which may be secured by a Lien in respect of such real estate, real estate-related asset or Real Estate Receivables.

“Real Estate Receivables” means any receivables, accounts, notes, loans or similar instruments or agreements created in connection with extensions of credit to purchasers of real estate or real estate-related assets or rights from the Company or a Subsidiary or Non-Control Entity of the Company relating to condominiums, apartments, leases and other similar and/or appurtenant rights related thereto, including any Seller Financing Notes.

“Refinancing Agreement” means any indenture, credit agreement or other agreement, document or instrument, pursuant to which an Issuer or any Guarantor has or will incur obligations that refinance in whole or in part the Credit Facility or any of the other First Lien Obligations; provided that, in each case, the Indebtedness thereunder has been designated as First Lien Obligations pursuant to and in accordance with the First Lien Intercreditor Agreement.

“Registration Rights Agreements” means the Registration Rights Agreements with respect to the notes dated as of the Issue Date, among the Issuers, the Guarantors and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time.

“Restricted Investment” means an Investment (including an Investment made in a Non-Control Entity or an Unrestricted Subsidiary) other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Company (including any foreign subsidiary) that is not then an Unrestricted Subsidiary; provided that if any Unrestricted Subsidiary ceases to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Leaseback Transaction” means any arrangement providing for the leasing by an Issuer or any of the Restricted Subsidiaries of any real or tangible personal property or assets, which property has been or is to be sold or transferred by such Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“Second Lien Collateral Documents” means the Second Lien Deed of Trust, the Second Lien Security Agreement, the Control Agreements, the General Intercreditor Agreement, the Second Lien IP Security Agreement and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing Second Lien Notes Obligations or under which rights or remedies with respect to such Liens are governed, in each case to the extent relating to the collateral securing the Second Lien Notes Obligations.

“Second Lien Notes Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Company or any Guarantor arising under the Second Lien Indenture, the Second Lien Notes, any additional Second Lien Notes incurred in compliance with the Indentures, any guarantees thereof, the Second Lien Collateral Documents and the General Intercreditor Agreement, whether or not direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Company or any Guarantor of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“Second Lien Secured Parties” means, collectively, the Second Lien Trustee, the Second Lien Collateral Agent, the Holders of the Second Lien Notes and the holders of any future Second Lien Notes Obligations and their respective successors and assigns.

“Secured Indebtedness” means any Indebtedness of an Issuer or any of the Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

“Seller Financing Note” means a promissory note in favor of the Company or a Restricted Subsidiary executed in connection with the disposition by the Company or a Restricted Subsidiary of a Condo Unit which is secured by a mortgage lien on such Condo Unit.

“Senior Lien Collateral Agents” means the Credit Facility Agent and the First Lien Collateral Agent.

“Shared Collateral” means Collateral in which the holders of any First Lien Obligations hold or are intended pursuant to the applicable security documents to hold a Lien.

“Significant Subsidiary” means a Restricted Subsidiary of the Company that would be a “significant subsidiary” as defined in Article I, Rule 1-02(w) of Regulation S-X, promulgated pursuant to the Securities Act, as in effect on the Issue Date; provided, that for purposes of the Indentures, each reference therein to 10% shall be deemed to be 2.5%.

“Similar Business” means any business conducted or proposed to be conducted by an Issuer and the Restricted Subsidiaries on the Issue Date or any business that is similar, reasonably related, complementary, incidental or ancillary thereto.

“Special Purpose RE Entity” means (x) any Special Purpose RE Subsidiary or (y) any other Person that is engaged in the business of acquiring, selling, collecting, financing, securitizing, syndicating or refinancing Real Estate Receivables and/or related assets.

“Special Purpose RE Financing” means any financing or refinancing of assets consisting of Real Estate Receivables of an Issuer or any Restricted Subsidiary that have been transferred to a Special Purpose RE Entity or made subject to a Lien in a RE Receivables Sale.

“Special Purpose RE Financing Undertakings” means representations, warranties, covenants, indemnities, guarantees of performance and (subject to clause (y) of the proviso below) other agreements and undertakings entered into or provided by an Issuer or any of the Restricted Subsidiaries that the Company determines in good faith (which determination shall be conclusive) are customary in connection with a Special Purpose RE Financing or a RE Receivables Sale; provided that (x) it is understood that Special Purpose RE Financing Undertakings may consist of or include (i) reimbursement and other obligations in respect of notes, letters of credit, surety bonds and similar instruments provided for credit enhancement purposes or (ii) Hedging Obligations, or other similar obligations entered into by an Issuer or any Restricted Subsidiary, in respect of any Special Purpose RE Financing or RE Receivables Sale, and (y) subject to the preceding clause (x), any such other agreements and undertakings shall not include any guarantee of Indebtedness of a Special Purpose RE Subsidiary by an Issuer or a Restricted Subsidiary that is not a Special Purpose RE Subsidiary.

“Special Purpose RE Subsidiary” means a Subsidiary of the Company that (a) is engaged solely in (x) the business of acquiring, selling, collecting, financing, securitizing, syndicating, or refinancing Real Estate Receivables, all proceeds thereof and all rights (contractual and other), collateral and other assets relating thereto, and (y) any business or activities incidental or related to such business, and (b) is designated as a “Special Purpose RE Subsidiary” by the Company.

“Sponsor Harmon Reimbursement Payments” means payments made to the applicable Sponsor out of insurance proceeds, Condemnation Awards, or judgment or settlement proceeds in respect of Harmon received by the Company or any of the Restricted Subsidiaries in an amount not to exceed the lesser of (x) $50.0 million and (y) the original amount of Harmon Equity.

“Sponsor Subordinated Debt” means the Indebtedness of the Company to the Sponsors or their wholly owned Subsidiaries evidenced by the Sponsor Subordinated Notes, having a maturity and no scheduled principal payments prior to 91 days following the maturity of the notes. All interest in respect of the Sponsor Subordinated Debt shall be payable in kind.

“Sponsor Subordinated Notes” means, collectively, (a) the Amended and Restated Sponsor Subordinated Note issued by the Company in favor of Project CC, LLC in the principal amount of $547,401,721.23, (b) the Amended and Restated Sponsor Subordinated Note issued by the Company in favor of Infinity World in the principal amount of $547,386,856.39, and (c) any additional Sponsor Subordinated Notes issued to the Sponsors or their respective Wholly Owned Subsidiaries, on terms no less favorable to the Company than the notes referred to in clauses (a) and (b) above, in each case, to evidence voluntary contributions of Sponsor Subordinated Debt of the Company, in each case, expressly subordinated in right of payment to the notes at least to the same extent as the Sponsor Subordinated Debt outstanding on the Issue Date.

“Sponsors” means MGM Resorts and Dubai World and each of their respective controlled Affiliates.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency).

“Subordinated Indebtedness” means, with respect to the notes, (i) any Indebtedness of an Issuer which is by its terms expressly subordinated in right of payment to the notes and (ii) any Indebtedness of any Guarantor which is by its terms expressly subordinated in right of payment to the Guarantee of such entity of the notes. “Subordinated Indebtedness” in any event includes, without limitation, the Sponsor Subordinated Notes.

“Subsidiary” of any specified Person means any corporation, partnership or limited liability company of which at least a majority of the outstanding Capital Stock (or other Equity Interests) having by the terms thereof ordinary voting power for the election of directors (or the equivalent) (irrespective of whether or not at the time Capital Stock (or other Equity Interests) of any other class or classes shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by such Person, or by one or more of its other Subsidiaries, or by such Person and one or more of its other Subsidiaries.

“Treasury Management Arrangement” means any agreement or other arrangement governing the provision of treasury or cash management services, including deposit accounts, overdraft, credit or debit card, funds transfer, automated clearinghouse, zero balance accounts, returned check concentration, controlled disbursement, lockbox, account reconciliation and reporting, trade finance services and other cash management services.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to the maturity date for the applicable notes; provided that if the period from the Redemption Date to the maturity date for such notes is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-77bbbb), and the rules and regulations promulgated thereunder.

“Unrestricted Subsidiary” means

(a)	Subsidiaries of the Company formed under the laws of foreign nations whose only tangible assets or properties are located in foreign nations, and Subsidiaries of the Company that own as their sole asset the stock or other securities and obligations of such Foreign Subsidiaries; and

(b)	any Subsidiary of the Company (including any newly-formed or newly-acquired Subsidiary) that is designated as an Unrestricted Subsidiary in writing by the Company to the Trustee, and any Subsidiary of such an Unrestricted Subsidiary, but only so long as the conditions under “Certain Covenants — Designation of Restricted and Unrestricted Subsidiaries” and in the definition of “Investment” are satisfied upon such designation.

Notwithstanding the foregoing, no Subsidiary shall be designated as, or otherwise constitute, an Unrestricted Subsidiary if:

(i)	it has outstanding any Indebtedness other than Non-Recourse Indebtedness;

(ii)	it has guaranteed or granted any Liens securing any Indebtedness of an Issuer or any Restricted Subsidiary; or

(iii)	it is subject to any of the covenants of the Credit Facility or any other existing or future senior subordinated notes or senior notes of an Issuer or any Restricted Subsidiary.

In addition, none of CityCenter Land, LLC or its successors or assigns, any Guarantor or any Person owning any Capital Stock in the Company shall be designated as an Unrestricted Subsidiary.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person or all interests in such Person with the ability to control management or actions of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1)	the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2)	the sum of all such payments.

“Wholly Own” means, as to any Person, that such Person holds directly, or through one or more Wholly Owned Subsidiaries, 100% of the outstanding Equity Interests of another Person (other than directors’ qualifying shares), and “Wholly Owned” means, as to any Person, that 100% of the outstanding Equity Interests of such Person (other than directors’ qualifying shares) are held directly by another Person or by one or more Wholly owned Subsidiaries of such other Person.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person, 100% of the outstanding Equity Interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax consequences of an exchange of Outstanding Notes for Exchange Notes in the exchange offer. It is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis. No ruling from the Internal Revenue Service (the “IRS”) has been or will be sought with respect to any aspect of the transactions described herein. Accordingly, no assurance can be given that the IRS will agree with the views expressed in this summary, or that a court will not sustain any challenge by the IRS in the event of litigation. The following relates only to Exchange Notes that are acquired in this offering in exchange for Outstanding Notes originally acquired at their initial offering for an amount of cash equal to their issue price and that are held as capital assets (i.e., generally, property held for investment). This summary does not address all of the U.S. federal income tax consequences that may be relevant to particular holders in light of their personal circumstances, or to certain types of holders that may be subject to special tax treatment (such as banks and other financial institutions, employee stock ownership plans, partnerships or other pass-through entities for U.S. federal income tax purposes, certain former citizens or residents of the United States, controlled foreign corporations, corporations that accumulate earnings to avoid U.S. federal income tax, insurance companies, tax-exempt organizations, dealers in securities and foreign currencies, traders in securities, brokers, persons who hold the notes as a hedge or other integrated transaction or who hedge the interest rate on the notes, U.S. holders whose functional currency is not U.S. dollars, or persons subject to the alternative minimum tax). In addition, this summary does not include any description of the tax laws of any state, local, or non-U.S. jurisdiction that may be applicable to a particular holder and does not consider any aspects of U.S. federal tax law other than income taxation.

HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF THE EXCHANGE OFFER AND THE PURCHASE, OWNERSHIP, AND DISPOSITION OF THE EXCHANGE NOTES AND THE TAX CONSEQUENCES UNDER STATE, LOCAL, NON-U.S. AND OTHER U.S. FEDERAL TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN THE FEDERAL INCOME TAX LAWS.

U.S. Federal Income Tax Consequences of the Exchange Offer to U.S. Holders and Non-U.S. Holders

The exchange of Outstanding Notes for Exchange Notes pursuant to the exchange offer will not be a taxable transaction for U.S. federal income tax purposes. U.S. holders and non-U.S. holders will not recognize any taxable gain or loss as a result of such exchange and will have the same adjusted issue price, tax basis, and holding period in the Exchange Notes as they had in the Outstanding Notes immediately before the exchange. The U.S. federal income tax consequences of holding and disposing of the Exchange Notes will be the same as those applicable to the Outstanding Notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account in the exchange offer must acknowledge that it acquired the Outstanding Notes for its own account as a result of market-making or other trading activities and must agree that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. A participating broker-dealer may use this prospectus, as it may be amended or supplemented from time to time, in connection with resales of Exchange Notes received in exchange for Outstanding Notes where such Outstanding Notes were acquired as a result of market-making activities or other trading activities. The registration rights agreements we executed in connection with the offering of the Outstanding Notes provides that we will generally not be required to amend or supplement this prospectus for a period exceeding 180 days after the expiration time of the exchange offer and participating broker-dealers shall not be authorized by us to deliver this prospectus in connection with resales after that period of time has expired.

We will not receive any proceeds from any sale of Exchange Notes by any participating broker-dealer. Exchange notes received by participating broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes, or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, or negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such participating broker-dealer and/or the purchasers of the Exchange Notes. Any participating broker-dealer that resells Exchange Notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of the Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer other than commissions or concessions of any brokers or dealers and will indemnify the holders of the Outstanding Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain matters with respect to the validity of the Exchange Notes have been passed upon for us by Gibson, Dunn & Crutcher LLP. Lionel Sawyer & Collins has passed upon certain matters under Nevada law.

EXPERTS

The consolidated financial statements of the Company as of December 31, 2010 and 2009 and for each of the years ended December 31, 2010, 2009 and 2008 included in this prospectus have been audited by Deloitte & Touche, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

    CityCenter Holdings, LLC

We have audited the accompanying consolidated balance sheets of CityCenter Holdings, LLC and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of CityCenter Holdings, LLC and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada

February 22, 2011, except for Note 17, as to which the date is September 29, 2011

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands)

	At December 31,
	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$78,442	$88,746
Accounts receivable, net	95,906	71,475
Inventories	20,587	15,854
Prepaid expenses and other current assets	16,711	58,308

Total current assets	211,646	234,383

Residential real estate	312,793	887,061

Property and equipment, net	8,909,551	9,467,515

Other assets
Intangible assets, net	28,072	30,473
Debt issuance costs, net	29,757	59,913
Residential mortgage notes receivable	61,160	—
Deposits and other assets, net	88,838	54,316

Total other assets	207,827	144,702

	$9,641,817	$10,733,661

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$18,191	$19,531
Construction payable	77,927	522,681
Residential deposits	2,108	319,140
Due to MGM Resorts International	159,247	51,817
Other accrued liabilities	123,841	70,250

Total current liabilities	381,314	983,419
Long-term debt	1,852,625	1,823,511
Long-term debt—related parties, net	894,074	796,447
Other long-term obligations	5,497	911

Commitments and contingencies (Notes 12 and 15)
Members’ equity	6,508,307	7,129,373

	$9,641,817	$10,733,661

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

	Year ended December 31,
	2010	2009	2008
Revenues
Casino	$351,326	$48,265	$—
Rooms	250,949	8,950	—
Food and beverage	241,127	11,665	—
Entertainment	58,439	2,967	—
Retail	48,900	2,518	—
Residential	490,293	2,648	—
Other	35,909	1,314	—

	1,476,943	78,327	—
Less: Promotional allowances	(144,880)	(9,036)	—

	1,332,063	69,291	—

Expenses
Casino	241,217	22,750	—
Rooms	73,414	3,767	—
Food and beverage	164,392	10,146	—
Entertainment	49,641	1,310	—
Retail	25,885	1,096	—
Residential	395,744	209	—
Other	24,335	1,337	—
General and administrative	288,739	28,698	25,789
Preopening and start-up expenses	6,202	104,805	34,420
Property transactions, net	614,160	386,385	13,558
Depreciation and amortization	319,179	13,747	—

	2,202,908	574,250	73,767

Operating loss	(870,845)	(504,959)	(73,767)

Non-operating income (expense)
Interest income	1,845	1,949	5,808
Interest expense, net	(240,731)	(7,011)	—
Other, net	(5,459)	(12,309)	154

	(244,345)	(17,371)	5,962

Net loss	$(1,115,190)	$(522,330)	$(67,805)

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities
Net loss	$(1,115,190)	$(522,330)	$(67,805)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	319,179	19,958	3,033
Non-cash rent expense	8,304	8,304	8,300
Amortization of debt discounts and issuance costs	90,894	29,956	29,158
Write-off of debt issuance costs	—	5,746	—
Interest earned on restricted cash	—	(1,641)	(2,206)
Provision for doubtful accounts	19,883	2,180	—
Change in fair value of interest rate cap	4,531	2,901	—
Change in assets and liabilities:
Accounts receivable	(44,314)	(73,655)	—
Inventories	(4,733)	(15,854)	—
Prepaid expenses and other	34,236	(40,485)	1,057
Accounts payable and accrued liabilities	55,337	55,808	41,673
Change in residential real estate	176,650	(712,192)	(647,979)
Property transactions, net	614,160	386,385	13,558
Change in residential deposits, net	(308,856)	(8,425)	58,089
Increase in residential notes receivable	(61,975)	—	—
Interest on member notes	34,648	—	—
Other	25,709	(1,777)	(391)

Net cash used in operating activities	(151,537)	(865,121)	(563,513)

Cash flows from investing activities
Capital expenditures, net of construction payable	(453,652)	(2,430,267)	(1,792,284)
(Increase) decrease in restricted cash	—	1,003,847	(1,000,000)
Other	(230)	1,144	—

Net cash used in investing activities	(453,882)	(1,425,276)	(2,792,284)

Cash flows from financing activities
Net borrowings (repayments) under bank credit facilities — maturities of three months or less	—	923,511	900,000
Borrowings under bank credit facilities — maturities longer than three months	—	2,309,279	100,000
Repayments under bank credit facilities — maturities longer than three months	—	(2,409,279)	—
Loans from members	—	—	1,850,000
Debt issuance costs	(3,331)	(11,375)	(86,998)
Interest rate cap transactions	—	(7,499)	—
Cash contributions from members	335,500	1,461,272	478,186
Distributions to members	—	—	(22,186)
Receipts related to MGM Resorts International completion guarantee	250,000	—	—
Due to MGM Resorts International	16,054	46,692	(3,619)
Other	(3,108)	—	—

Net cash provided by financing activities	595,115	2,312,601	3,215,383

Cash and cash equivalents
Net increase (decrease) in cash and cash equivalents	(10,304)	22,204	(140,414)
Cash and cash equivalents at beginning of period	88,746	66,542	206,956

Cash and cash equivalents at end of period	$78,442	$88,746	$66,542

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

(In thousands)

Balance at January 1, 2008	$4,566,752

Capital contributions:
Cash contributions by members	456,000
Non-cash contribution of assets by MGM Resorts International	10,882
Non-cash conversion of members’ notes (and accrued interest) to equity	854,118
Discount on members’ notes	352,100
Payment of subscription receivable by MGM Resorts International	22,186
Other	(5,874)
Net loss	(67,805)

Balance at December 31, 2008	6,188,359

Cash contribution by members	1,461,272
Other	2,072
Net loss	(522,330)

Balance at December 31, 2009	7,129,373

Capital contributions:
Cash contributions by members	335,500
Amounts due to MGM Resorts International reclassified to equity (Notes 14 and 15)	158,624
Net loss	(1,115,190)

Balance at December 31, 2010	$6,508,307

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company, formed on November 2, 2007. The Company was formed to acquire, own, develop, and operate the CityCenter development (“CityCenter”) in Las Vegas, Nevada. The Company is a joint venture which is 50%-owned by a wholly-owned subsidiary of MGM Resorts International (“MGM Resorts International,” and together with its wholly-owned subsidiaries, “MGM Resorts”), a Delaware corporation, and 50%-owned by Infinity World Development (“Infinity World”), which is wholly-owned by Dubai World, a Dubai United Emirates government decree entity (each, a “Member”). The governing document for the Company is the Amended and Restated Limited Liability Company Agreement dated April 29, 2009 (the “LLC Agreement”).

Under the LLC Agreement, the Board of Directors of the Company shall be composed of six representatives (subject to intermittent vacancies) — three selected by each Member — and has exclusive power and authority for the overall management of the Company. Compensation for the Board of Directors is borne by the Members. The Company has no employees and has entered into several agreements with MGM Resorts to provide for the development and day-to-day management of CityCenter and the Company. See Note 16 for further discussion of such agreements.

Nature of Business. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by MGM Resorts. CityCenter consists of the following components:

•

Aria Resort & Casino, a 4,004 room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800 seat showroom which is home to Viva ELVISTM, a Cirque du Soleil production celebrating the legacy of Elvis Presley, approximately 300,000 square-feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•	Mandarin Oriental, Las Vegas, a 392 room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units;

•	The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units; and

•	The Crystals retail district with approximately 334,000 of currently leasable square-feet of retail shops, dining, and entertainment venues.

Substantially all of the operations of CityCenter commenced in December 2009, and closing of residential condominium units began in early 2010. In January 2009, the Company postponed the completion of the Harmon Hotel & Spa (“Harmon”), a planned 400 room non-gaming boutique hotel until such time as MGM Resorts and Infinity World mutually agree to proceed with its completion, and cancelled the development of the originally planned residential units. During the third quarter of 2010, the Company determined that it is unlikely that the Harmon will be completed using the building as it now stands. See Note 6 for further discussion.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES AND BASIS OF PRESENTATION

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation.

Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications. The consolidated financial statements reflect certain reclassifications, which have no effect on previously reported net income, to conform to the current year presentation. The prior year reclassifications relate to the classification of residential operations as separate financial statement line items, while in past periods these revenues and expenses were recorded as “Other revenue” and “General and administrative expense,” respectively. The amounts reclassified to residential revenue and expense for the year ended December 31, 2009 were $3 million and $0.2 million, respectively; there were no such items in 2008. The Company reclassified hotel resort fees to “Rooms” revenue from “Other” revenue. The total amount reclassified to “Rooms” revenue for the twelve months ended December 31, 2010 was $4 million; there were no resort fees during 2009. Pursuant to the guidance in the recently issued AICPA Audit and Accounting Guide Gaming, the Company also reclassified certain amounts paid under slot participation agreements from a reduction in casino revenue to casino expense. Slot participation fees were $2 million in the year ended December 31, 2010 and less than $1 million in the year ended December 31, 2009; there were no such fees in 2008. Additionally, the Company reclassified the borrowings and repayments under bank credit facilities for the year ended December 31, 2010 to conform with its current presentation. This reclassification had no effect on previously reported net cash provided by financing activities.

Certain concentrations of risk. The Company’s sole operations are in Las Vegas, Nevada. Therefore, the Company is subject to risks inherent within the Las Vegas market. To the extent that new casinos enter into the market or hotel room capacity is expanded, competition will increase. The Company may also be affected by economic conditions in the United States and globally affecting the Las Vegas market or trends in visitation or spending in the Las Vegas market. Such factors may also negatively impact the Company’s ability to complete and close out its residential sales program, including the pricing of units and the timing of the closing of condominium sales.

At December 31, 2010, there were approximately 8,400 MGM Resorts employees at CityCenter. At that date, MGM Resorts had collective bargaining contracts with unions covering approximately 4,200 of these employees. MGM Resorts is currently in negotiations for a collective bargaining agreement covering an additional 400 employees. See Note 16 for a discussion of management agreements between the Company and MGM Resorts.

Fair value measurements. Fair value measurements affect the Company’s accounting for and impairment assessments of its long-lived assets, residential inventory, residential mortgage notes, interest rate cap agreement, and intangible assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: “Level 1” inputs, such as quoted prices in an active market; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.

The Company accounts for its interest rate cap agreement at fair value with changes in fair value recognized in earnings each period. The fair value of the interest rate cap is measured using “Level 2” inputs which consist of an estimated trading value based on similar derivative instruments, a recovery rate assumption, and an adjustment for non-performance risk. See Note 11 for further discussion.

When assessing impairment of its residential real estate, the Company estimates fair value less costs to sell utilizing “Level 3” inputs, including a discounted cash flow analysis based on management’s current expectations of future cash flows. See Note 5 for further discussion.

As discussed in Note 7, the Company recorded impairment charges for certain of its intangible assets to fair value based on its fourth quarter impairment analysis. The fair value of intangible assets is measured using “Level 3” inputs, which consisted of a discounted cash flow analysis.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates fair value.

Accounts receivable and credit risk. The Company issues markers to approved casino customers following background checks and investigations of creditworthiness. At December 31, 2010, approximately 57% of the Company’s receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts as well as historical collection experience of similar casino resorts and current economic and business conditions. Management believes that as of December 31, 2010, no significant concentrations of credit risk existed.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the retail inventory method or specific identification method.

Residential mortgage notes receivable. Certain buyers of the residential units participated in the Company’s seller financing program, whereby the Company provided first mortgage financing. All mortgage notes are classified as held for sale and are reported at the lower of cost or fair value, determined based on management’s assessment of the market terms of each mortgage note and its collectibility. The evaluation of collectibility is based on several factors including past payment history, creditworthiness, loan-to-value ratios, underlying collateral, and present economic conditions. Cost approximates fair value at December 31, 2010.

Interest income is recognized as earned over the terms of the mortgage loans based on the contractual interest rates. During the year ended December 31, 2010, the Company recorded $2 million of interest income related to these mortgage notes, recorded in “Interest income” in the consolidated statement of operations.

Project costs. The Company allocates project costs incurred to develop CityCenter using various allocation methods, including:

•

Specific identification — primary method used for construction costs on specific elements of the project where the Company is billed directly by the contractor; also used for land directly associated with operating elements of the project;

•	Relative fair value — primary method used for land and site improvements which generally benefit the entire project, as well as certain construction costs that benefit multiple project elements; and

•	Area or other methods — used when appropriate, such as for allocating the cost of parking garages (allocated on a per-space basis).

Projects costs are stated at cost (which includes adjustments made upon the initial contribution by MGM Resorts) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value. Project costs and the related construction payable may change materially as construction contracts are closed out in 2011 and final invoices and payments are resolved. The classification of such costs may also change upon completion of the final cost segregation study. As discussed in Note 15, the Company’s remaining project costs are being funded pursuant to an unlimited completion and cost overrun guarantee from MGM Resorts and secured by MGM Resorts’ interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. As of December 31, 2010, the Company estimated remaining costs of approximately $100 million, which includes estimated litigation costs related to the resolution of disputes with contractors as to the final construction costs and reflects certain offsets to the amounts claimed by the contractors. The Company has reached, or expects to reach, settlement agreements with most of the construction subcontractors. However, significant disputes remain with the Company’s general contractor and certain subcontractors. See Note 12.

Residential real estate. At December 31, 2010, residential real estate represents capitalized costs of wholly-owned residential inventory, which consists entirely of completed condominium and condominium-hotel units available for sale. Costs at December 31, 2009 represent real estate under development (“REUD”), which consisted of construction-in-progress of unfinished residential units. Costs include land, direct and indirect construction and development costs, and capitalized property taxes and interest. See Note 5 for further discussion of residential real estate and REUD.

Costs associated with residential sales were deferred during construction, except for indirect selling costs and general and administrative expense, which were expensed as incurred. For the years ended December 31, 2010, 2009 and 2008, the Company expensed $23 million, $14 million and $26 million of such costs, respectively. During 2010, the Company began closing sales of residential units. Upon closing, deferred costs are charged to cost of sales based on relative sales value of the unit sold to the project as a whole.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. During the years ended December 31, 2009 and 2008, depreciation on assets used in general and administrative functions such as the off-site project offices was recorded in “Preopening and start-up expenses,” and depreciation on assets used in real estate sales, such as the sales pavilion, was recorded in “General and administrative” expense. Such amounts totaled $6 million and $2 million in 2009 and 2008, respectively. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years

Capitalized interest. The interest cost associated with development and construction projects is capitalized and included in the cost of the project. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period. Capitalized interest related to the majority of the Company’s qualifying assets ceased in December 2009. See Note 10 for details.

Impairment of long-lived assets and residential real estate. The Company evaluates its property and equipment and residential real estate for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before a long-lived asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. Specifically, residential real estate must be considered as held and used while under development and held for sale when construction of the asset is substantially complete. For assets classified as held for sale, the Company recognizes the asset at the lower of cost or fair value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Company reviews assets to be held and used for impairment whenever indicators of impairment exist. It then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs. See Notes 5 and 6 for discussion of write-downs and impairments of residential real estate and long-lived assets.

Intangible assets. Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. See Note 7 for further discussion.

Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized as interest over the contractual term of the debt.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (“casino front money”) and for chips in the customers’ possession (“outstanding chip liability”). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Year Ended December 31,
	2010	2009
	(In thousands)
Rooms	$32,245	$2,717
Food and beverage	51,159	5,464
Other	10,952	775

	$94,356	$8,956

Real estate sales — revenue recognition and customer deposits. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Additionally, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay, and the buyer’s receivable cannot be subject to future subordination. Prior to closing, customer deposits are deferred as liabilities.

Customer deposits represent funds received from prospective condominium buyers subject to individual sales contracts. Under relevant laws and regulations, upon buyer default the Company may retain a maximum buyer’s deposit of 15% of the sales price unless damages in excess of 15% of the purchase price can be proven. The standard deposit for a CityCenter residential unit was originally 20% of the sales price, which has been increased to 30% beginning in 2010. The retained portion of forfeited deposits is included in residential revenue.

Leases where the Company is a lessor. The majority of the Company’s lease agreements relate to Crystals. Minimum rental revenue, if applicable to the lease, is recognized on a straight-line basis over the terms of the related leases. Revenue from contingent rent is recognized as earned. The Company provides construction allowances to certain tenants. Construction allowances are recorded as fixed assets if the Company has determined it is the owner of such improvements for accounting purposes; the improvements are depreciated over the shorter of the asset life or lease term.

Point-loyalty programs. Aria participates in the MGM Resorts’ players club loyalty program which was rebranded (M life) and relaunched in January 2011. Customers continue to earn points based on their slots play, which can be redeemed for free play at Aria and at any of MGM Resorts’ other participating resorts. Under the new program, customers will also earn separate points or credits (“express comps”) based on their slot play and table games play, which can be redeemed for complimentary services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for points earned at Aria and a corresponding reduction in casino revenue. The Company reduces this liability and records revenue when points are redeemed at Aria. Beginning in January 2011, the Company will also record a liability for the estimated costs of providing services for express comps based on the express comps earned multiplied by a cost margin less an estimate for express comps not expected to be redeemed and record a corresponding expense in the casino department. The Company’s liability is included in “Due to MGM Resorts International” — See Note 16. Customers’ overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries — free rooms, food and beverage and other services — for which no accrual is recorded.

Preopening and start-up expenses. Costs incurred for one-time activities during the start-up phase of operations are accounted for as preopening and start-up costs. Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include non-residential payroll, outside services, advertising, and other expenses not capitalized as project costs.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in general and administrative expenses when related to residential selling expenses, in preopening and start-up expenses when related to the preopening and start-up period, and in general and administrative expense when related to ongoing operations. Total advertising expense was $28 million, $10 million and $6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Property transactions, net. The Company classifies transactions related to long-lived assets — such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of fixed assets — as “Property transactions, net” in the accompanying consolidated statements of operations. See Note 13 for details.

Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.

Recently issued accounting standards. The Company adopted various accounting standards during 2010, none of which had a material impact on its consolidated financial statements. In addition, various accounting standards have been issued but are effective in future periods, none of which the Company expects to have a material impact on its consolidated financial statements.

Subsequent events. Management has evaluated subsequent events through September 29, 2011, the date these financial statements were available to be issued. The Company completed a series of transactions in January 2011. See Notes 10 and 15 for further discussion.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Casino	$82,949	$55,424
Hotel	18,407	8,280
Other	13,584	9,927

	114,940	73,631
Less: Allowance for doubtful accounts	(19,034)	(2,156)

	$95,906	$71,475

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Prepaid rent	$—	$8,304
Deposits	1,327	8,864
Prepaid residential sales commissions	60	16,554
Other	15,324	24,586

	$16,711	$58,308

Prepaid rent at December 31, 2009 relates to several buildings owned by MGM Resorts, but used for CityCenter construction and residential operations. In accordance with the LLC Agreement, MGM Resorts provided the Company the use of these buildings on a rent-free basis during construction, with a term through December 31, 2010. Prepaid residential sales commissions were recognized as expense as condominium units under contract closed during 2010.

NOTE 5 — RESIDENTIAL REAL ESTATE

Residential real estate consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Land	$43,860	$72,320
Development and construction costs	268,933	814,741

	$312,793	$887,061

With the completion of the Mandarin Oriental residential inventory in the first quarter of 2010 and the completion of the Veer residential inventory in the second quarter of 2010, the Company is required to carry its residential inventory at the lower of cost or fair value less costs to sell. The Company estimated fair value of its residential inventory using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over discrete sell-out periods extending through 2017, and the discount rate. These estimates are subject to management’s judgment and are highly sensitive to changes in the market and economic conditions, including the estimated absorption period, which includes an increase in the pace of sales, beginning in 2011, driven by our recently implemented incentive programs. In the event the Company does not meet sales forecasts additional impairment charges may be recognized, which could be material to the Company’s financial statements. The Company recorded residential impairment charges of $331 million during the year ended December 31, 2010.

The Company’s discounted cash flow analyses assumes a 3% annual growth rate in sale price beginning in 2012 through estimated sell out periods. The Company used a discount rate of approximately 18-19%, which is based on what management believes a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flow streams.

During 2009, the Company was required to review its REUD for impairment, mainly due to management’s September 2009 decision to discount the prices of its residential condominium inventory by 30%. This decision and related market conditions led to management’s conclusion that the carrying value of the REUD was not recoverable based on estimates of undiscounted cash flows. As a result, the Company was required to compare the fair value of its REUD to its cost and record an impairment charge for the shortfall. Fair value of the REUD was estimated using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis included estimated sales prices of units currently under contract and new unit sales, the absorption rate over the sell-out period, and the discount rate. This analysis resulted in an impairment charge of $348 million of the REUD during the period ended December 31, 2009.

Also during 2009, management decided to operate Vdara primarily as a hotel; however, due to a number of condominium–hotel units under contract that were expected to close during 2010, the Company allocated Vdara project costs between construction in progress and REUD based on the area method, and reclassified costs accordingly in the accompanying balance sheet, the majority of which were classified as property and equipment at December 31, 2009. Costs allocated to condominium–hotel units that were not expected to close and hotel units still under construction were classified as construction in progress and costs associated with the condominium–hotel units expected to close were classified as REUD at December 31, 2009. Construction costs allocated to REUD were allocated to individual units based on the relative fair value method. As of December 31, 2010, there are no remaining costs related to Vdara included in REUD.

NOTE 6 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Land	$1,763,115	$1,759,481
Building and improvements and land improvements	6,052,143	5,740,434
Furniture, fixtures and equipment	1,424,300	1,160,688
Construction in progress	2,145	830,093

	9,241,703	9,490,696
Less: Accumulated depreciation	(332,152)	(23,181)

	$8,909,551	$9,467,515

During the third quarter of 2010, the Company determined that it is unlikely that the Harmon will be completed using the building as it now stands. As a result, the Company recorded an impairment charge of $279 million related to all the existing Harmon related construction in progress assets.

NOTE 7 — INTANGIBLE ASSETS

Intangible assets consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Indefinite lived:
Intellectual property	$4,867	$5,953
Finite lived:
Aircraft time sharing agreement	24,000	24,000
Other intangible assets	578	578

	24,578	24,578
Less: Accumulated amortization	(1,373)	(58)

	$28,072	$30,473

The majority of the Company’s intangible assets are assets contributed by MGM Resorts upon formation of the Company. Intellectual property represents trademarks, domain names, and other intellectual property including the CityCenter, Vdara and Crystals tradenames. There is no contractual or market-based limit to the use of these intangible assets and therefore they have been classified as indefinite-lived.

The Company performs an annual review of its indefinite-lived intangible assets for impairment. The asset’s fair value is compared to its carrying value, and an impairment charge is recorded for any short-fall. Fair value is estimated using the relief-from-royalty method which discounts cash flows that would be required to obtain the use of the related intangible asset. Key inputs in the relief-from-royalty analysis include forecasted revenues related to the intangible asset, market royalty rates, discount rates, and a terminal year growth rate (no terminal year growth rate is assigned to residential sales revenues because these are one-time cash flows). This analysis resulted in an impairment charge of $1 million related to the Harmon hotel and Veer intellectual property that was recorded in “Property transactions, net” in the consolidated statements of operations for the year ended December 31, 2010. For the year ended December 31, 2009, an impairment charge of $0.5 million was recorded related to the residential portion of the Vdara and Harmon intellectual property.

The aircraft time sharing agreement intangible relates to an agreement between MGM Resorts and the Company whereby MGM Resorts provides the Company the use of MGM Resorts’ aircraft in its operations. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. Accordingly, the fair value of this agreement has been recognized as an intangible asset, and is being amortized over the estimated useful life of the related aircraft, which is 20 years.

In connection with accounting for its formation, in 2007 the Company recorded an intangible asset related to the right to negotiate with condominium owners at Vdara to rent their units. The value of the intangible asset was based on the expected revenues to be derived from renting condominium-hotel units on behalf of unit owners. In 2009, the Company determined it would operate Vdara primarily as a hotel. Although the Company will manage the hotel operations on behalf of the owners electing to participate in the rental program for units that the Company does sell, these operations are no longer expected to be significant to the overall operations of Vdara. Therefore, the Company determined the carrying value of the intangible asset was not recoverable and as a result, recorded an impairment charge of $37 million, which represented the entire carrying value of the intangible asset, in “Property transactions, net” during the year ended December 31, 2009.

NOTE 8 — RESIDENTIAL MORTGAGE NOTES RECEIVABLE

At December 31, 2010, residential mortgage notes receivable was $62 million, of which $1 million was classified as current within “Prepaid expenses and other current assets” in the consolidated balance sheet, relating to principal amounts due within one year. Under the Company’s seller financing plan, first mortgage notes were issued to certain buyers for the closing of condo units. The terms of these notes include interest rates between 3.63% and 7.00%, 5/1 ARM or seven year balloon notes with thirty year amortization, and minimum down payments of at least 28.5% of the purchase price.

NOTE 9 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Advance deposits and ticket sales	$28,451	$10,149
Casino outstanding chip liability	17,861	14,238
Casino front money deposits	32,122	18,667
Other gaming related accruals	5,974	1,066
Taxes, other than income taxes	11,354	6,404
Accrued interest	3,566	3,919
Other	24,513	15,807

	$123,841	$70,250

NOTE 10 — LONG-TERM DEBT

Long-term debt consisted of the following:

	At December 31,
	2010	2009
	(In thousands)
Senior credit facility	$1,852,625	$1,823,511
Loans from members, net of discounts of $200,715 and $261,839	894,074	796,447

	$2,746,699	$2,619,958

As of December 31, 2010, the Company was party to a senior credit facility that consisted of a $100 million revolver, a $1.0 billion initial term loan and a $700 million construction term loan with interest at LIBOR plus 6.75%, which increased by 1.00% on January 1, 2011 (the “senior credit facility”). In addition, the senior credit facility had accrued cumulative pay-in-kind interest of $53 million, which was based on pay-in-kind interest of 2.00% through September 30, 2010. The weighted-average interest rate including pay-in-kind interest at December 31, 2010 and December 31, 2009 was 7% and 6%, respectively. In January 2011, the senior credit facility was amended and restated as discussed below. As such the entire outstanding balance was classified as long-term debt.

Interest expense, net consisted of the following:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Senior credit facility including pay-in-kind interest	$122,389	$101,779	$14,668
Member notes including discount amortization	97,626	101,346	47,201
Amortization of debt issuance costs and other	33,577	29,956	4,957
Interest capitalized	(12,861)	(226,070)	(66,826)

	$240,731	$7,011	$—

In January 2011, the Company completed a series of transactions including issuance of $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 (the “first lien notes”) and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 (the “second lien notes,” and together with the first lien notes, the “notes”) in a private placement. Interest on the second lien notes will accrue as pay-in-kind interest through July 15, 2012. Thereafter, interest on the second lien notes will be payable in cash, or, until January 16, 2016, the Company may elect to pay interest entirely in cash, entirely in pay-in-kind interest, or 50% in cash and 50% in pay-in-kind interest, provided the Company will pay all accrued pay-in-kind interest in cash on July 15, 2016. The interest rate on the second lien notes is 10.75% for interest paid in cash, and 11.50% for interest the Company pays in the form of additional debt. The Company received net proceeds from the offering of the notes (the “notes offering”) of $1.46 billion after initial purchaser’s discounts and commissions but before other offering expenses. The notes were co-issued by the Company and CityCenter Finance Corp. (“Finance Corp.”), a 100% owned finance subsidiary of the Company, and are fully and unconditionally guaranteed by each of the Company’s domestic subsidiaries other than Finance Corp. (the “subsidiary guarantors”). Condensed consolidating financial information with respect to the subsidiary guarantors is not provided because neither the Company nor Finance Corp. have any independent assets or operations and the subsidiary guarantees are full and unconditional and joint and several.

Effective concurrently with the notes offering, the Company’s senior credit facility was amended and restated (the “restated senior credit facility”) to extend the maturity of $500 million of the $1.85 billion outstanding loans until January 21, 2015. The restated senior credit facility does not include a revolving loan component. All borrowings under the senior credit facility in excess of $500 million were repaid using the proceeds of the first lien notes and the second lien notes. In addition, net proceeds from the note offerings, together with equity contributions of $73 million from the Members, were used to fund the interest escrow account of $159 million for the benefit of the holders of the first lien notes and the lenders under the restated senior credit facility. The restated senior credit facility is secured, on a pari passu basis with the first lien notes, by a first priority lien on substantially all of the Company’s assets and those of its subsidiaries, except that any proceeds generated by the sale of Crystals outside of bankruptcy or foreclosure proceedings will be paid first to the lenders under the restated senior credit facility.

In September 2010, the Company obtained an amendment to the senior credit facility which allowed, through December 31, 2010, for mechanics’ liens in an aggregate amount (after elimination of duplicative subcontractor liens) that was adequate to permit existing mechanics’ liens at such time. The restated senior credit facility permits all existing liens described in the agreement and up to an additional aggregate amount not to exceed $50 million, provided that no lien claims filed shall be included on a duplicative basis. The Company can provide no assurance that additional mechanics’ liens will not be filed in the future.

The restated senior credit facility also contains certain covenants which, among other restrictions, limit the Company’s ability to incur additional indebtedness, make certain investments, loans, distributions, or transfer assets. In addition, the restated senior credit facility includes financial covenants, which require the Company to maintain a minimum interest coverage ratio (EBITDA to interest charges as defined in the agreement ) of (i) 1.10 to 1.0 for the quarter ending September 30, 2012; (ii) 1.15 to 1.0 for the quarter ending December 31, 2012;

(iii) 1.25 to 1.0 for the quarters ending March 31, 2013 and June 30, 2013; and (iv) 1.50 to 1.0 for all quarters thereafter. The restated senior credit facility also limits the Company’s capital expenditures to no more than $50 million per year (with unused amounts in any fiscal year rolling over to the next fiscal year, but not any fiscal year thereafter). Each of the indentures governing the first lien notes and second lien notes also include certain restrictive covenants which, among other restrictions, limit the Company’s ability to incur additional indebtedness, make certain investments, loans, distributions, or transfer assets.

As of December 31, 2010, Member notes of $547 million (the “Member notes”), including accrued interest, were payable to each Member bearing interest at a rate of 3.42% compounding semi-annually, maturing in September 2016, and were subordinate to the senior credit facility. Due to the below market interest rate, interest was imputed on the Member notes at an estimated market rate of LIBOR plus 10%. At issuance in 2008, a discount in the amount of $352 million was recorded on the Member notes with the offset to Members’ equity based on the present value of expected cash flows. The discount is being amortized as interest over the expected life of the notes using the effective interest method. In connection with the consummation of the restated senior credit facility, the Company issued to each of the Members restated Member notes (the “restated Member notes”), each in the principal amount of $547 million, representing the principal and accrued but unpaid interest currently owing under each of the Member notes. The maturity date under each of the restated Member notes was extended to January 15, 2018. The Company expects to record an additional discount on the restated Member notes in January 2011. The restated Member notes are subordinate to each of the first lien notes, the second lien notes and the restated senior credit facility, and all interest there under will be payable solely in kind. The obligations under the restated Member notes are unsecured and are not guaranteed by any third party.

As of December 31, 2010, without giving effect to the transactions occurring subsequent to December 31, 2010 as discussed above, maturities of the Company’s long-term debt were as follows:

(In thousands)
Years ending December 31,
2011	$68,816
2012	1,783,809
2013	—
2014	—
2015	—
Thereafter	1,094,789

2,947,414
Debt discounts member notes, net of amounts amortized	(200,715)

$2,746,699

The estimated fair value of the Company’s senior credit facility at December 31, 2010 was $1.8 billion compared to its carrying amount of $1.9 billion, and was determined using estimates based on recent trading prices for the senior credit facility. The estimated fair value of the member notes at December 31, 2010 was $562 million compared to their carrying amount of $894 million, and was based on comparable discount rates.

NOTE 11 — INTEREST RATE CAP

The Company entered into an interest rate cap agreement in order to manage interest rate risk as a requirement under its senior credit facility. If interest rates rise above a specified level, the interest rate cap agreement modifies the Company’s exposure to interest rate risk. Under the terms of the agreement, LIBOR is capped at 3.5% and the notional amount of debt is $900 million. The interest rate cap terminates in March 2012.

The interest rate cap is an economic hedge and is recorded at its fair value in the consolidated balance sheets with gains or losses due to changes in fair value recorded in “Other, net” in the accompanying consolidated statements of operations. The fair value of the interest rate cap was immaterial at December 31, 2010, and was $5 million at December 31, 2009, and is presented in “Deposits and other assets, net” in the accompanying consolidated balance sheets.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

CityCenter construction litigation. In March 2010, Perini Building Company, Inc. (“Perini”), general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly-owned subsidiary of MGM Resorts International, which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of the Company. Perini asserts that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charges the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini’s ability to complete the Harmon component, and fraudulent inducement of Perini to compromise significant amounts due for its general conditions. The complaint advances claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys’ fees and costs.

In April 2010, Perini served an amended complaint in this case which joins as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), adds a count for foreclosure of Perini’s recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserts the priority of this mechanic’s lien over the interests of the Company, the Condo Owner Defendants and CityCenter lenders in the CityCenter property.

The Company and the other defendants dispute Perini’s allegations, and contend that the defendants are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to CityCenter, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon, property damage and Perini’s failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation, CityCenter management conducted an extra-judicial program for settlement of CityCenter subcontractor claims. CityCenter has resolved the claims of the majority of the 223 first-tier subcontractors, with only several remaining for further proceedings along with trial of Perini’s claims and CityCenter’s Harmon-related counterclaim and other claims by CityCenter against Perini and its parent guarantor, Tutor Perini. In December 2010, Perini recorded an amended notice of lien reducing its lien to approximately $313 million.

The Company and the other defendants will continue to vigorously assert and protect their interests in the lawsuit. The range of loss beyond the claims asserted to date by Perini or any proceeds the Company may realize related to the defendants’ counterclaims (a portion of which would be payable to the Members on a priority basis as reimbursement for certain costs incurred by the Members) cannot be reasonably estimated at this time.

Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements. The Company records imputed rent expense for offsite buildings which were provided by MGM Resorts on a rent free basis. Because this is a non-cash expense, the future imputed rent for these offsite buildings is excluded from the future minimum lease payments disclosed in the following paragraph.

Rent expense was $12 million for the year ended December 31, 2010 and $11 million for each of the years ended December 31, 2009 and 2008. The portion of rent expense relating to the imputed rent on offsite buildings was $8 million for each of the years ended December 31, 2010, 2009 and 2008.

At December 31, 2010, the Company is obligated under non-cancelable leases to make future minimum lease payments as follows:

	Operating Leases	Capital Leases
	(In thousands)
2011	$1,827	$323
2012	1,768	323
2013	1,782	323
2014	1,507	82
2015	1,522	—
Thereafter	495	—

Total minimum lease payments	$8,901	1,051

Less: Amounts representing interest		(137)

Total obligations under capital leases		914
Less: Amounts due within one year		(254)

Amounts due after one year		$660

Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment space at Crystals. Through December 31, 2010, the Company had executed 52 such leases. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent.

Expected future minimum lease payments for leases in place as of December 31, 2010 are as follows:

(In thousands)
Years ending December 31,
2011	$18,543
2012	28,894
2013	30,766
2014	32,819
2015	33,663
Thereafter	163,427

$308,112

Contingent rentals included in income were $8 million and $1 million for the years ended December 31, 2010 and 2009, respectively.

Other commitments. The Company entered into an agreement with a service provider for the initial and ongoing leasing of Crystals. Under the terms of the agreement, the Company was required to pay a service fee of $1.8 million in 2010. The service fee will subsequently increase by 3% of the prior year’s amount each year through the initial term of this agreement, which expires in 2019. In addition to the service fee, the Company will be required to pay approximately $11 million at the termination of the agreement in 2019, which is being recorded ratably over the contract term. At December 31, 2010, the Company has recorded $4 million related to such amount within “Other long-term obligations” in the consolidated balance sheet. Additional fees may be incurred if the service provider exercises their option to renew the agreement in 2019.

Other litigation. The Company is a party to various legal proceedings that relate to construction and development matters and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material effect on the Company’s consolidated financial statements.

The Company also maintains an Owner Controlled Insurance Program (“OCIP”) to manage risk during the construction and development process. Under the OCIP, all coverages are managed centrally and cover general liability, workers compensation, design error, and other liability issues.

NOTE 13 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Year Ended December 31,
	2010	2009	2008
	(In thousands)
Residential real estate impairment	$331,344	$347,498	$13,558
Harmon Hotel & Spa impairment	279,222	—	—
Finite-lived intangible asset impairment charge	—	37,078	—
Other, net	3,594	1,809	—

	$614,160	$386,385	$13,558

See Note 5 for a discussion of residential real estate impairments, Note 6 for a discussion of the Harmon impairment, and Note 7 for a discussion of the indefinite-lived intangible asset impairment. Additionally, $14 million of capitalized costs were written-off during 2008, the majority of which related to design and pre-construction services specifically related to the Harmon residential units.

NOTE 14 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consisted of the following:

	Year Ended December 31,
	2010		2009	2008
	(In thousands)
Supplemental cash flow disclosures
Interest paid, net of amounts capitalized	$81,302		$2,006	$—

Non-cash investing and financing activities
Conversion of members’ loans to members’ equity	$—		$—	$854,118
Non-cash capital contributions	32,500		2,072	10,882
Pay-in-kind interest accrued under the senior credit facility	29,114		—	—
Construction related insurance proceeds receivable	25,000		—	—
Discount on loans from members	—		—	352,100
Non-cash interest on loans from members	5,572		101,346	27,118
Reclassification of property and equipment to real estate under development	36,559		—	—
Reclassification of real estate under development to property and equipment	32,592		954,987	156,930
Reclassification of receipts related to MGM Resorts International completion guarantee	126,124	(1)	—	—
Other	—		3,494	5,874

(1)	Represents amounts reclassified to equity related to condominium proceeds received and used for construction project costs. See Note 15.

NOTE 15 — MEMBER FINANCING AND DISTRIBUTION COMMITMENTS

As of December 31, 2009, MGM Resorts and Infinity World had made all required equity contributions under the LLC Agreement. In July 2010, the Members made additional capital contributions of $32.5 million each. The contribution from MGM Resorts was made through a reduction in the Company’s payable to MGM Resorts. A portion of Infinity World’s cash contribution was used to repay an additional portion of the amounts owed to MGM Resorts for costs paid on behalf of the Company. In connection with the restated senior credit facility and notes offering in January 2011, the Members made equity contributions of $37 million each.

MGM Resorts has provided an unlimited completion and cost overrun guarantee to the Company. The first $250 million of net residential sales proceeds are allowed to be used to fund project costs which would otherwise be funded under the completion guarantee. As of December 31, 2010, MGM Resorts has funded $553 million under the completion guarantee. The Company has recorded a payable to MGM Resorts of $124 million related to these amounts, which represents amounts reimbursable to MGM Resorts from future residential proceeds. In connection with the restated senior credit facility, MGM Resorts entered into a restated completion guarantee that will support remaining construction payables from the construction of CityCenter. The restated completion guarantee requires the Company to use the remaining $124 million of the original $250 million of future net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts from such net residential sale proceeds for construction costs previously expended. Amounts reimbursable to MGM Resorts cannot be repaid until final resolution of the Perini lawsuit, and all construction liens related to construction work prior to January 1, 2011 have been discharged. See Note 12 for further discussion.

The LLC Agreement, as amended, includes provisions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to MGM Resorts, and distributions shared equally thereafter. The LLC Agreement also provides for Infinity World’s right to terminate the Operations Management Agreements if MGM Resorts’ ability to perform under those agreements is impacted by its financial condition. See Note 16 for details of the Operations Management Agreements.

NOTE 16 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS

The Company and MGM Resorts have entered into agreements whereby MGM Resorts was responsible for management of the design, planning, development and construction of CityCenter and is managing the operations of CityCenter and the Company. MGM Resorts is reimbursed for certain costs incurred in performing the development services and the Company is paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Development Management Agreement. The Company and MGM Resorts entered into a development management agreement which provides for MGM Resorts to be the developer of CityCenter. In such capacity, MGM Resorts is responsible for all work necessary to complete CityCenter. MGM Resorts has assigned its employees to CityCenter as required to perform its obligations. MGM Resorts is reimbursed for costs incurred, primarily employee compensation, certain third party costs, and customary expenses. Costs associated with MGM Resorts employees who do not work solely for the benefit of CityCenter are paid for by the Company based on an equitable and reasonable allocation of such costs.

Operations Management Agreements. The Company and MGM Resorts entered into the following agreements to provide for the ongoing operations of CityCenter:

•

Hotel and Casino Operations and Hotel Assets Management Agreement. Pursuant to this agreement, MGM Resorts manages the operations of Aria and oversees the Mandarin Oriental component of CityCenter, which is and will continue to be managed by a third party. The Company is paying MGM Resorts a fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDA (as defined in the agreement) for services under this agreement.

•

Vdara Condo-Hotel Operations Management Agreement. Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. The Company will pay MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDA (as defined in the agreement) for services under this agreement.

•

Retail Management Agreement. Pursuant to this agreement, MGM Resorts is paid an annual fee of $3 million to manage the operations of the Crystals retail and entertainment district. This fee will be adjusted every five years based on the consumer price index.

During the years ended December 31, 2010 and 2009, the Company incurred $20 million and $2 million, respectively, related to the management fees discussed above. In addition, the Company reimburses MGM Resorts for direct costs, primarily employee compensation, associated with its management activities. Corporate overhead or other allocations are not reimbursed to MGM Resorts under the management agreements. During the year ended December 31, 2010 and 2009, the Company incurred $354 million and $99 million, respectively, for reimbursed costs of management services provided by MGM Resorts. As of December 31, 2010 and December 31, 2009, the Company owed MGM Resorts $38 million and $52 million, respectively, for management services and reimbursable costs.

Residential transactions. The Company recognized $8 million of residential revenue for the year ended December 31, 2010 from related parties, including Members of the Company’s Board of Directors and senior management of MGM Resorts. As of December 31, 2009 the Company had $6 million of deposits from such related parties included in residential deposits.

Todd English P.U.B. The Company leases retail space in Crystals to OE Pub, LLC, a subsidiary of MGM Resorts International. The Company recorded $1 million of revenue related to the lease agreement in the year ended December 31, 2010.

Aircraft agreement. The Company has an agreement with MGM Resorts whereby MGM Resorts provides the Company the use of its aircraft on a time sharing basis. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. During the year ended December 31, 2010 the Company reimbursed MGM Resorts $4 million for aircraft related expenses.

NOTE 17 — SEGMENT INFORMATION

The Company determines its segments based on the nature of the products and services provided. There are seven operating segments: Aria, Vdara hotel operations, Mandarin Oriental hotel operations, Crystals, Vdara residential, Mandarin Oriental residential and Veer. Each of Vdara and Mandarin Oriental have both a hotel and a residential operating segment. The Company has aggregated residential operations into one reportable segment (“Residential”) given the similar economic characteristics and business of selling and leasing high-rise condominiums to high-end customers. All other operating segments are reported separately.

The Company analyzes the results of its operating segments operations based on Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and write-downs and impairments. The Company believes Adjusted EBITDA is 1) a widely used measure of operating performance in the hospitality and gaming industry, and 2) a principal basis for valuation of hospitality and gaming companies.

While items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating the Company’s or its segment’s earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, the Company believes excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses were significantly higher in periods leading up to the opening of CityCenter. Write-downs and impairments includes normal recurring disposals and gains and losses on sales of assets related to specific assets within CityCenter, but also includes impairment charges which may not be comparable period over period.

Adjusted EBITDA should not be construed as an alternative to operating income or net income; as an indicator of the Company’s performance; as an alternative to cash flows from operating activities as a measure of liquidity; or as any other measure determined in accordance with generally accepted accounting principles. The Company has significant uses of cash flows, including capital expenditures, interest payments, and debt principal repayments, which are not reflected in Adjusted EBITDA. Also, other companies in the gaming and hospitality industries that report Adjusted EBITDA information may calculate Adjusted EBITDA in a different manner.

The following table presents the results of operations by segment:

	For the years ended December 31,
	2010	2009	2008
	(In thousands)
Revenues:
Aria	$736,367	$61,619	$—
Vdara	41,160	2,131	—
Mandarin Oriental	30,216	1,154	—
Crystals	34,027	1,739	—
Residential	490,293	2,648	—

Net revenues	$1,332,063	$69,291	$—

Adjusted EBITDA:
Aria	$42,519	$16,041	$—
Vdara	(4,044)	(1,580)	—
Mandarin Oriental	(12,883)	(3,270)	—
Crystals	11,703	474	—
Residential	77,328	(11,655)	—

Reportable segment Adjusted EBITDA	114,623	10	—
Development and corporate administration	(45,927)	(32)	(25,789)

Adjusted EBITDA	68,696	(22)	(25,789)

Other operating expenses:
Preopening and start-up expenses	6,202	$104,805	$34,420
Property transactions, net	614,160	386,385	13,558
Depreciation and amortization	319,179	13,747	—

Operating loss	(870,845)	(504,959)	(73,767)

Non-operating expense:
Interest income	1,845	1,949	5,808
Interest expense, net	(240,731)	(7,011)	—
Other, net	(5,459)	(12,309)	154

Net loss	$(1,115,190)	$(522,330)	$(67,805)

The following table presents the Company’s total assets by reportable segment:

	At December 31,
	2010	2009
	(In thousands)
Aria	$6,823,275	$6,926,348
Vdara	879,556	962,966
Mandarin Oriental	436,800	424,248
Crystals	973,102	911,536
Residential	425,125	913,604

Reportable segment total assets	9,537,858	10,138,702
Development and other	103,959	594,959

Total assets	$9,641,817	$10,733,661

All capital expenditures for the years ended December 31, 2010, 2009 and 2008 related to the project budget. See Note 2 for discussion of project costs and allocation methodologies.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED BALANCE SHEETS

(In thousands)

(Unaudited)

	September 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$210,200	$78,442
Restricted cash	101,406	—
Accounts receivable, net	82,537	95,906
Inventories	19,559	20,587
Prepaid expenses and other current assets	16,882	16,711

Total current assets	430,584	211,646

Residential real estate	82,855	312,793
Property and equipment, net	8,849,655	8,909,551
Other assets
Intangible assets, net	27,085	28,072
Debt issuance costs, net	56,590	29,757
Residential mortgage notes receivable, net	49,096	61,160
Deposits and other assets, net	82,761	88,838

Total other assets	215,532	207,827

	$9,578,626	$9,641,817

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable	$19,612	$18,191
Construction payable	43,585	77,927
Residential deposits	—	2,108
Due to MGM Resorts International	153,736	159,247
Other accrued liabilities	122,166	123,841

Total current liabilities	339,099	381,314

Long-term debt	1,998,726	1,852,625
Long-term debt-related parties, net	542,726	894,074
Other accrued liabilities	8,664	5,497
Commitments and contingencies (Note 12)
Members’ equity	6,689,411	6,508,307

	$9,578,626	$9,641,817

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues
Casino	$106,888	$126,042	$333,184	$251,483
Rooms	83,533	64,249	249,386	180,208
Food and beverage	65,861	59,597	199,708	180,594
Entertainment	11,474	13,124	40,761	42,708
Retail	16,185	12,925	48,428	34,133
Residential	5,186	165,965	20,328	464,417
Other	9,602	9,001	31,528	26,389

	298,729	450,903	923,323	1,179,932
Less: Promotional allowances	(38,727)	(37,420)	(110,417)	(105,055)

	260,002	413,483	812,906	1,074,877

Expenses
Casino	60,838	65,090	183,405	181,146
Rooms	22,794	18,684	68,535	54,453
Food and beverage	39,588	39,940	121,929	127,095
Entertainment	12,850	12,892	38,081	36,836
Retail	5,558	8,814	18,622	19,980
Residential	977	137,735	16,587	379,484
Other	6,830	6,239	20,502	18,792
General and administrative	64,477	71,732	187,267	204,672
Preopening and start-up expenses	—	—	—	6,202
Property transactions, net	6	354,981	53,362	583,079
Depreciation and amortization	86,093	80,822	271,270	230,004

	300,011	796,929	979,560	1,841,743

Operating loss	(40,009)	(383,446)	(166,654)	(766,866)

Non-operating income (expense)
Interest income	878	12	2,769	25
Interest expense, net	(67,757)	(65,630)	(200,413)	(174,367)
Loss on extinguishment of debt	—	—	(23,578)	—
Other, net	251	(188)	243	(4,910)

	(66,628)	(65,806)	(220,979)	(179,252)

Net loss	$(106,637)	$(449,252)	$(387,633)	$(946,118)

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Nine Months Ended September 30,
	2011	2010
Cash flows from operating activities
Net loss	$(387,633)	$(946,118)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	271,270	230,004
Non-cash rent expense	—	6,246
Amortization of debt discounts and issue costs	41,600	66,637
Pay-in-kind interest	76,890	53,189
Loss on retirement of long-term debt	23,578	—
Property transactions, net	53,362	583,079
Provision for doubtful accounts	18,439	16,210
Change in fair value of interest rate cap	—	4,544
Change in current assets and liabilities:
Accounts receivable	(5,070)	(20,898)
Inventories	1,028	(5,474)
Prepaid expenses and other	(128)	32,501
Accounts payable and accrued liabilities	(832)	8,146
Change in residential real estate	(13,191)	138,852
Change in residential deposits	(2,108)	(292,100)
Change in residential mortgage notes receivable	12,021	(58,952)
Other	(340)	(16,944)

Net cash provided by (used in) operating activities	88,886	(201,078)

Cash flows from investing activities
Capital expenditures, net of construction payable	(46,360)	(269,728)
Increase in restricted cash	(159,188)	—
Payments of interest expense from restricted cash	57,897	—
Other	1,444	(173)

Net cash used in investing activities	(146,207)	(269,901)

Cash flows from financing activities
Net repayments under bank credit facilities – maturities of three months or less	(1,402,624)	—
Issuance of senior secured notes	1,500,000	—
Cash contributions from Members	144,295	190,500
Advances received under MGM Resorts International completion guarantee	—	250,000
Due to MGM Resorts International	9,884	27,207
Debt issuance costs	(62,476)	—
Other	—	(2,918)

Net cash provided by financing activities	189,079	464,789

Cash and cash equivalents
Net increase (decrease) for the period	131,758	(6,190)
Balance, beginning of period	78,442	88,746

Balance, end of period	$210,200	$82,556

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

CONSOLIDATED STATEMENT OF MEMBERS’ EQUITY

(In thousands)

(Unaudited)

Balance at January 1, 2011	$6,508,307

Cash contributions by Members	144,295
Discount on Members’ notes	409,046
Amounts due to MGM Resorts International reclassified to equity	15,396
Net loss	(387,633)

Balance at September 30, 2011	$6,689,411

The accompanying notes are an integral part of these consolidated financial statements.

CITYCENTER HOLDINGS, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

Organization. CityCenter Holdings, LLC (the “Company”) is a Delaware limited liability company formed on November 2, 2007. The Company was formed to acquire, own, develop and operate the CityCenter development (“CityCenter”) in Las Vegas, Nevada. The Company is a joint venture which is 50%-owned by a wholly owned subsidiary of MGM Resorts International (together with its wholly owned subsidiaries, “MGM Resorts”), a Delaware corporation, and 50%-owned by Infinity World Development Corp (“Infinity World”), which is wholly owned by Dubai World, a Dubai United Emirates government decree entity (each, a “Member”). The governing document for the Company is the Amended and Restated Limited Liability Company Agreement dated April 29, 2009 (the “LLC Agreement”).

Under the LLC Agreement, the Board of Directors of the Company is composed of six representatives (subject to intermittent vacancies) — three selected by each Member — and has exclusive power and authority for the overall management of the Company. Compensation for Board of Directors’ duties is borne by the Members. The Company has no employees and has entered into several agreements with MGM Resorts to provide for the development and day-to-day management of CityCenter and the Company. See Note 15 for further discussion of such agreements.

Nature of Business. CityCenter is a mixed-use development on the Las Vegas Strip located between the Bellagio and Monte Carlo resorts, both owned by MGM Resorts. CityCenter consists of the following components:

•

Aria Resort & Casino, a 4,004-room casino resort featuring an approximately 150,000 square-foot casino, an approximately 1,800-seat showroom which is home to Viva ELVIS™, a Cirque du Soleil production celebrating the legacy of Elvis Presley, approximately 300,000 square feet of conference and convention space, and numerous world-class restaurants, nightclubs and bars, and pool and spa amenities;

•	The Vdara Hotel and Spa, a luxury condominium-hotel with 1,495 units;

•	The Veer Towers, 669 units in two towers consisting entirely of luxury residential condominium units;

•	Mandarin Oriental, Las Vegas, a 392-room non-gaming boutique hotel managed by luxury hotelier Mandarin Oriental Hotel Group, as well as 225 luxury residential units; and

•	The Crystals retail district with approximately 329,000 of currently leasable square feet of retail shops, dining, and entertainment venues.

Substantially all of the operations of CityCenter commenced in December 2009, and closing of sales of residential condominium units began in early 2010. In January 2009, the Company postponed the completion of the Harmon Hotel & Spa (“Harmon”), a planned 400-room non-gaming boutique hotel, until such time as MGM Resorts and Infinity World mutually agree to proceed with its completion, and cancelled the development of the originally planned Harmon residential units. During the third quarter of 2010, the Company determined that it was unlikely that the Harmon would be completed using the building as it now stands. See Note 10 for discussion of the related impairment charge and Note 12 for further discussion of the status of the Harmon.

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. The Company does not have a variable interest in any variable interest entities. All intercompany balances and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments — which include only normal recurring adjustments — necessary to present fairly the Company’s financial position as of September 30, 2011, the results of its operations for the three and nine months ended September 30, 2011 and 2010, and cash flows for the nine months ended September 30, 2011 and 2010. The results of operations for such periods are not necessarily indicative of the results to be expected for the full year.

Reclassifications. Certain reclassifications, which have no effect on previously reported net loss, have been made to the 2010 financial statements to conform to the 2011 presentation. The Company reclassified hotel resort fees to “Rooms” revenue from “Other” revenue. The total amount reclassified to “Rooms” revenue for the three and nine months ended September 30, 2010 was $1 million and $2 million, respectively. Pursuant to the guidance in the recently issued AICPA Audit and Accounting Guide Gaming, the Company also reclassified certain amounts paid under slot participation agreements from a reduction in casino revenue to casino expense. Slot participation fees were less than $1 million in the three months ended September 30, 2011 and 2010, and approximately $1 million in the nine months ended September 30, 2011 and 2010.

Management’s use of estimates. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. Those principles require the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value measurements. Fair value measurements affect the Company’s accounting for and impairment assessments of its long-lived assets, residential real-estate, residential mortgage notes, interest rate cap agreement, and intangible assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured according to a hierarchy that includes: “Level 1” inputs, such as quoted prices in an active market; “Level 2” inputs, which are observable inputs for similar assets; or “Level 3” inputs, which are unobservable inputs.

When assessing impairment of its residential real estate, the Company estimates fair value less costs to sell utilizing “Level 3” inputs, including a discounted cash flow analysis based on management’s current expectations of future cash flows. See Note 4 for further discussion.

The Company valued its residential mortgage notes using a discounted cash flow analysis based on “Level 3” inputs, including contractual cash flows and discount rates based on market indicators. See Note 7 for further discussion.

The Company valued its Member notes using a discounted cash flow analysis incorporating the contractual cash flows. The discount rate used in the analysis considered the credit worthiness of the Company and the seniority of the Member notes based on “Level 3” inputs. See Note 9 for further discussion.

The fair value of the Company’s interest rate cap is measured using “Level 2” inputs which consist of an estimated trading value based on similar derivative instruments, a recovery rate assumption, and an adjustment for non-performance risk.

Cash and cash equivalents. Cash and cash equivalents include investments and interest bearing instruments with maturities of three months or less at the date of acquisition. Such investments are carried at cost which approximates fair value.

Restricted cash. Restricted cash includes amounts funded to the interest escrow account established in connection with the Company’s January 2011 financing transactions. These amounts are restricted for the purpose of funding scheduled interest payments for the benefit of the holders of the first lien notes and the lenders under the restated senior credit facility as discussed in Note 9. As of September 30, 2011, the entire balance of $101 million relates to amounts due within one year and is recorded in “Restricted cash,” in the Company’s consolidated balance sheet.

Accounts receivable and credit risk. The Company issues markers to approved casino customers following investigations of creditworthiness. At September 30, 2011, approximately 78% of the Company’s receivables were due from customers residing in foreign countries. Business or economic conditions or other significant events in these countries could affect the collectibility of such receivables.

Trade receivables, including casino and hotel receivables, are typically non-interest bearing and are initially recorded at cost. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. An estimated allowance for doubtful accounts is maintained to reduce the Company’s receivables to their estimated realizable amount, which approximates fair value. The allowance is estimated based on a specific review of customer accounts as well as historical collection experience of similar casino resorts and current economic and business conditions. Management believes that as of September 30, 2011, no significant concentrations of credit risk existed.

Inventories. Inventories consist primarily of food and beverage, retail merchandise and operating supplies, and are stated at the lower of cost or market. Cost is determined primarily by the average cost method for food and beverage and operating supplies. Cost for retail merchandise is determined using the retail inventory method or specific identification method.

Residential mortgage notes receivable. Certain buyers of CityCenter’s residential units participated in the Company’s seller financing program, whereby the Company provided first mortgage financing. All mortgage notes are classified as held for sale and are reported at the lower of cost or fair value, determined based on management’s assessment of the market terms of each mortgage note and its collectibility. The evaluation of collectibility is based on several factors including past payment history, creditworthiness, loan-to-value ratios, underlying collateral, and present economic conditions. See Note 7 for additional information on residential mortgage notes receivable.

Interest income is recognized as earned over the terms of the mortgage loans based on the contractual interest rates. The Company records interest income related to these mortgage notes in non-operating “Interest income” in the consolidated statement of operations.

Interest rate cap. Under its prior senior credit facility, the Company was required to enter into an interest rate cap agreement in order to manage interest rate risk. If interest rates rise above a specified level, the interest rate cap agreement modifies the Company’s exposure to interest rate risk. Under the terms of the agreement, LIBOR is capped at 3.5% and the notional amount of debt is $900 million. The interest rate cap terminates in March 2012.

The interest rate cap is an economic hedge and is recorded at its fair value in the consolidated balance sheets with gains or losses due to changes in fair value recorded in “Other, net” in the accompanying consolidated statements of operations. The interest rate cap had a nominal fair value at September 30, 2011 and December 31, 2010.

Project costs. The Company allocates project costs incurred to develop CityCenter using various allocation methods, including:

•

Specific identification — primary method used for construction costs on specific elements of the project where the Company is billed directly by the contractor; this method is also used for land directly associated with operating elements of the project;

•	Relative fair value — primary method used for land and site improvements which generally benefit the entire project, as well as certain construction costs that benefit multiple project elements; and

•	Area or other methods — used when appropriate, such as for allocating the cost of parking garages (allocated on a per-space basis).

Project costs are stated at cost (which includes adjustments made upon the initial contribution by MGM Resorts) unless determined to be impaired, in which case the carrying value is reduced to estimated fair value. Project costs and the related construction payable may change materially as construction contracts are closed out and final invoices and payments are resolved. The classification of such costs may also change upon completion of the final cost segregation study. As discussed in Note 14, the Company’s remaining project costs are being funded pursuant to an unlimited completion and cost overrun guarantee from MGM Resorts, which is secured by MGM Resorts’ interests in the assets of Circus Circus Las Vegas and certain adjacent undeveloped land. As of September 30, 2011, the Company estimated remaining project costs of approximately $58 million, which includes estimated litigation costs related to the resolution of disputes with contractors as to the final construction costs and reflects certain offsets to the amounts claimed by the contractors. The Company has reached settlement agreements with most of the construction subcontractors. However, significant disputes remain with the Company’s general contractor and certain subcontractors. See Note 12.

Residential real estate. Residential real estate represents capitalized costs of wholly owned residential inventory, which consists entirely of completed condominium and condominium-hotel units available for sale. Prior to completion, real estate under development (“REUD”) consisted of construction-in-progress of unfinished residential units. Costs include land, direct and indirect construction and development costs, and capitalized property taxes and interest. See Note 4 for further discussion of residential real estate.

Residential operating expenses include cost of real estate sold, holding costs, selling costs, indirect selling costs and valuation allowances for residential mortgage notes receivable. Costs associated with residential sales were deferred during construction, except for indirect selling costs and general and administrative expense, which were expensed as incurred.

Property and equipment. Property and equipment are stated at cost. Gains or losses on dispositions of property and equipment are included in the determination of income or loss. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Property and equipment are depreciated over the following estimated useful lives on a straight-line basis:

Buildings and improvements	20 to 40 years
Land improvements	10 to 20 years
Furniture and fixtures	3 to 20 years
Equipment	3 to 20 years

Capitalized interest. The interest cost associated with development and construction projects is capitalized and included in the cost of the project. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Impairment of long-lived assets and residential real estate. The Company evaluates its property and equipment and residential real estate for impairment based on its classification as a) held for sale or b) to be held and used. Several criteria must be met before a long-lived asset is classified as held for sale, including that management with the appropriate authority commits to a plan to sell the asset at a reasonable price in relation to its fair value and is actively seeking a buyer. Specifically, residential real estate must be considered as held and used while under development and held for sale when construction of the asset is substantially complete. For assets classified as held for sale, the Company recognizes the asset at the lower of cost or fair value less costs to sell, as estimated based on comparable asset sales, offers received, or a discounted cash flow model. The Company reviews assets to be held and used for impairment whenever indicators of impairment exist. It then compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying amount of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying amount, then an impairment is recorded based on the fair value of the asset, typically measured using a discounted cash flow model. If an asset is still under development, future cash flows include remaining construction costs.

Intangible assets. Indefinite-lived intangible assets must be reviewed for impairment at least annually and between annual test dates in certain circumstances. The Company performs its annual impairment test for indefinite-lived intangible assets in the fourth quarter of each fiscal year. See Note 6 for further discussion.

Debt issuance costs. The Company capitalizes debt issuance costs, which include legal and other direct costs related to the issuance of debt. The capitalized costs are amortized straight-line, which approximates the effective interest method, as interest over the contractual term of the debt.

Revenue recognition and promotional allowances. Casino revenue is the aggregate net difference between gaming wins and losses, with liabilities recognized for funds deposited by customers before gaming play occurs (“casino front money”) and for chips in the customers’ possession (“outstanding chip liability”). Hotel, food and beverage, entertainment and other operating revenues are recognized as services are performed. Advance deposits on rooms and advance ticket sales are recorded as accrued liabilities until services are provided to the customer.

Gaming revenues are recognized net of certain sales incentives, including discounts and points earned in point-loyalty programs. The retail value of accommodations, food and beverage, and other services furnished to guests without charge is included in gross revenue and then deducted as promotional allowances. The estimated cost of providing such promotional allowances is primarily included in casino expenses as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Rooms	$7,132	$9,389	$19,607	$23,931
Food and beverage	13,101	11,683	36,363	38,550
Other	2,185	2,666	8,282	7,573

	$22,418	$23,738	$64,252	$70,054

Real estate sales — revenue recognition and customer deposits. Revenue for residential sales is deferred until closing occurs, which is when title, possession and other attributes of ownership have been transferred to the buyer and the Company is not obligated to perform activities after the sale. Additionally, the buyer’s initial and continuing investment must be adequate to demonstrate a commitment to pay, and the buyer’s receivable cannot be subject to future subordination. Prior to closing, customer deposits are deferred as liabilities.

Customer deposits represent funds received from prospective condominium buyers subject to individual sales contracts. Under relevant laws and regulations, upon buyer default the Company may retain a maximum buyer’s deposit of 15% of the sales price unless damages in excess of 15% of the purchase price can be proven. The standard deposit for a CityCenter residential unit was originally 20% of the sales price, which was increased to 30% beginning in 2010. The retained portion of forfeited deposits is included in residential revenue.

Leases where the Company is a lessor. The majority of the Company’s revenue from leasing activities relates to Crystals. Minimum rental revenue, if applicable to the lease, is recognized on a straight-line basis over the terms of the related leases. Revenue from contingent rent is recognized as earned. The Company provides construction allowances to certain tenants. Construction allowances are recorded as fixed assets if the Company has determined it is the owner of such improvements for accounting purposes; the improvements are depreciated over the shorter of the asset life or lease term.

Point-loyalty programs. Aria participates in the MGM Resorts’ M life players club loyalty program (“M life”). Customers earn points based on their slots play, which can be redeemed for free play at Aria and at any of MGM Resorts’ other participating resorts. Beginning in January 2011, customers also earn separate points or credits (“express comps”) based on their slot play and table games play, which can be redeemed for complimentary services, including hotel rooms, food and beverage, and entertainment. The Company records a liability for points earned less an estimate for points not expected to be redeemed and a corresponding reduction in casino revenue. The Company reduces this liability and records revenue when points are redeemed. The Company also records a liability for the estimated costs of providing services for express comps based on the express comps earned multiplied by a cost margin less an estimate for express comps not expected to be redeemed and records a corresponding expense in the casino department. The Company’s liability is included in “Due to MGM Resorts International” — see Note 15. Customers’ overall level of table games and slots play is also tracked and used by management in awarding discretionary complimentaries — free rooms, food and beverage and other services — for which no accrual is recorded.

Preopening and start-up expenses. Costs incurred for one-time activities during the start-up phase of operations are accounted for as preopening and start-up costs. Preopening and start-up costs, including organizational costs, are expensed as incurred. Costs classified as preopening and start-up expenses include non-residential payroll, outside services, advertising, and other expenses not capitalized as project costs.

Advertising. The Company expenses advertising costs the first time the advertising takes place. Advertising expense is included in preopening and start-up expenses when related to the preopening and start-up period and in general and administrative expense when related to ongoing operations or residential selling expenses. Total advertising expense was $5 million for each of the three months ended September 30, 2011 and 2010, and $16 million and $25 million for the nine months ended September 30, 2011 and 2010, respectively.

Property transactions, net. The Company classifies transactions related to long-lived assets — such as write-downs and impairments, demolition costs, and normal gains and losses on the sale of fixed assets — as “Property transactions, net” in the accompanying consolidated statements of operations. See Note 10 for details.

Income taxes. The Company is treated as a partnership for federal income tax purposes. Therefore, federal income taxes are the responsibility of the Members. As a result, no provision for income taxes is reflected in the accompanying consolidated financial statements.

Subsequent events. Management has evaluated subsequent events through November 17, 2011, the date these consolidated financial statements were issued.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Casino	$81,800	$82,949
Hotel	20,397	18,407
Other	9,319	13,584

	111,516	114,940
Allowance for doubtful accounts	(28,979)	(19,034)

	$82,537	$95,906

NOTE 4 — RESIDENTIAL REAL ESTATE

Residential real estate consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Land	$22,094	$43,860
Development and construction costs	60,761	268,933

	$82,855	$312,793

During the nine months ended September 30, 2011, the Company transferred $180 million of residential real estate assets to property and equipment and land that related to a portion of residential inventory placed in service for rental operations and such property and equipment is currently being depreciated.

With the completion of the Company’s residential inventory in 2010, the Company is required to carry its residential inventory at the lower of cost or fair value less costs to sell. The Company estimates fair value of its residential inventory using a discounted cash flow analysis based on management’s current expectations of future cash flows. The key inputs in the discounted cash flow analysis include estimated sales prices of units currently under contract and new unit sales, the absorption rate over discrete sell-out periods extending through 2017, holding costs offset by estimated rental revenues during the absorption period, and the discount rate. These estimates are subject to management’s judgment and are highly sensitive to changes in the market and economic conditions. In the event the Company does not meet sales forecasts additional impairment charges may be recognized, which could be material to the Company’s financial statements.

The Company recorded residential impairment charges of $42 million and $11 million in the second quarter of 2011 related to the carrying value of the Veer and Mandarin Oriental residential inventory, respectively. The Company’s June 30, 2011 discounted cash flow analysis assumed a 3% annual growth rate in sale price beginning in 2013 through estimated sell out periods. The Company used discount rates of 17%, which is based on what management believes a market participant would determine to be commensurate with the inherent risks associated with the assets and related estimated cash flows.

In addition, the Company previously recorded residential inventory impairment charges of $171 million and $57 million in the first and second quarters of 2010, respectively, related to the residential inventories at Mandarin Oriental and Veer. In the third quarter of 2010, the Company recorded impairment charges of $20 million at Mandarin Oriental and $56 million at Veer. Additional impairment charges related to Mandarin Oriental and Veer were recorded subsequently in the fourth quarter of 2010 for a total of $331 million during the year ended December 31, 2010.

NOTE 5 — PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Land	$1,804,485	$1,763,115
Building and improvements and land improvements	6,215,408	6,052,143
Furniture, fixtures and equipment	1,424,728	1,424,300
Construction in progress	870	2,145

	9,445,491	9,241,703
Less: Accumulated depreciation	(595,836)	(332,152)

	$8,849,655	$8,909,551

See Note 4 for discussion of residential real estate assets transferred to property and equipment.

NOTE 6 — INTANGIBLE ASSETS

Intangible assets consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Indefinite lived:
Intellectual property	$4,867	$4,867
Finite lived:
Aircraft time sharing agreement	24,000	24,000
Other intangible assets	578	578

	24,578	24,578
Less: Accumulated amortization	(2,360)	(1,373)

	$27,085	$28,072

The majority of the Company’s intangible assets are assets contributed by MGM Resorts upon formation of the Company. Intellectual property represents trademarks, domain names, and other intellectual property including the CityCenter, Vdara and Crystals tradenames. There is no contractual or market-based limit to the use of these intangible assets and therefore they have been classified as indefinite-lived.

The Company performs an annual review of its indefinite-lived intangible assets for impairment in the fourth quarter each year. The asset’s fair value is compared to its carrying value, and an impairment charge is recorded for any short-fall. Fair value is estimated using the relief-from-royalty method which discounts cash flows that would be required to obtain the use of the related intangible asset. Key inputs in the relief-from-royalty analysis include forecasted revenues related to the intangible asset, market royalty rates, discount rates, and a terminal year growth rate.

The aircraft time sharing agreement intangible asset relates to an agreement between MGM Resorts and the Company whereby MGM Resorts provides the Company the use of MGM Resorts’ aircraft in its operations. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. Accordingly, the fair value of this agreement has been recognized as an intangible asset, and is being amortized over the estimated useful life of the related aircraft, which is 20 years.

NOTE 7 — RESIDENTIAL MORTGAGE NOTES RECEIVABLE, NET

Residential mortgage notes receivable, net consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Residential mortgage notes receivable	$58,067	$61,847
Valuation allowance	(8,113)	—

Residential mortgage notes receivable, net	49,954	61,847
Less: Current portion of residential mortgage notes receivable	(858)	(687)

	$49,096	$61,160

Certain buyers of the residential units participated in the Company’s seller financing program, whereby the Company provided first mortgage financing. All mortgage notes are classified as held for sale and are reported at the lower of cost or fair value, determined based on management’s assessment of the market terms of each mortgage note and its collectibility. The evaluation of collectibility is based on several factors including past payment history, creditworthiness, loan-to-value ratios, underlying collateral, and present economic conditions. Charges for the change in the valuation allowance related to the residential mortgage notes receivable are recorded within “Residential” operating expense. For the nine months ended September 30, 2011, the Company recorded $8 million in expense related to the valuation of residential mortgage notes receivable. As of December 31, 2010, the residential mortgage notes receivable balance approximated fair value and no allowance was recorded.

NOTE 8 — OTHER ACCRUED LIABILITIES

Other accrued liabilities consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Advance deposits and ticket sales	$34,326	$28,451
Casino outstanding chip liability	13,481	17,861
Casino front money deposits	19,443	32,122
Other gaming related accruals	6,210	5,974
Taxes, other than income taxes	15,611	11,354
Accrued interest	15,883	3,566
Other	17,212	24,513

	$122,166	$123,841

NOTE 9 — LONG-TERM DEBT

Long-term debt consisted of the following:

	September 30, 2011	December 31, 2010
	(In thousands)
Senior credit facility	$450,000	$1,852,625
$900 million 7.625% senior secured first lien notes, due 2016	900,000	—
$600 million 10.75%/11.50% senior secured second lien PIK toggle notes, due 2017	648,726	—
Loans from Members, net of discounts of $580,227 and $200,715	542,726	894,074

	$2,541,452	$2,746,699

Interest expense, net consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Senior credit facility including pay-in-kind interest	$9,354	$34,170	$34,931	$89,625
Senior secured notes including pay-in-kind interest	34,834	—	96,383	—
Member notes including discount amortization	20,092	23,409	57,699	73,445
Amortization of debt issuance costs and other	3,477	8,051	11,400	24,158
Interest capitalized	—	—	—	(12,861)

	$67,757	$65,630	$200,413	$174,367

Restated senior credit facility. In January 2011, the Company completed a series of transactions including amending and restating the Company’s senior credit facility (the “restated senior credit facility”) to extend the maturity of $500 million of the $1.85 billion outstanding loans until January 21, 2015. The restated senior credit facility does not include a revolving loan component. All borrowings under the senior credit facility in excess of $500 million were repaid using the proceeds from the issuance of the first lien notes and the second lien notes (each as defined and discussed below). In addition, net proceeds from the note offerings, together with equity contributions of approximately $73 million from the Members, were used to fund the interest escrow account of $159 million for the benefit of the holders of the first lien notes and the lenders under the restated senior credit facility. Interest on the restated senior credit facility is based on a LIBOR margin of 6.50%, with a 1% floor, and a base rate margin of 5.50% with respect to base rate loans. The restated senior credit facility is secured, on a pari passu basis with the first lien notes, by a first priority lien on substantially all of the Company’s assets and those of its subsidiaries, except that any proceeds generated by the sale of Crystals outside of bankruptcy or foreclosure proceedings will be paid first to the lenders under the restated senior credit facility. The Company recorded a loss on debt modification of $24 million in the first quarter of 2011 related to the above transactions.

Prior to the notes offering and entry into the restated senior credit facility, the Company was party to a senior credit facility (the “prior senior credit facility”) that consisted of a $100 million revolver, a $1.0 billion initial term loan and a $700 million construction term loan with interest at LIBOR plus 6.75%, which increased by 1.00% on January 1, 2011. In addition, the prior senior credit facility had accrued cumulative pay-in-kind interest of $53 million, which was based on pay-in-kind interest of 2.00% through September 30, 2010. In January 2011, the prior senior credit facility was amended and restated as discussed above. As such the entire outstanding balance was classified as long-term debt at December 31, 2010.

In September 2010, the Company obtained an amendment to the prior senior credit facility which allowed, through December 31, 2010, for mechanics’ liens in an aggregate amount (after elimination of duplicative subcontractor liens) that was adequate to permit existing mechanics’ liens at such time. The restated senior credit facility permits all existing liens described in the agreement, together with additional mechanics’ liens up to an aggregate amount not to exceed $50 million, provided that no lien claims filed shall be included on a duplicative basis. The Company can provide no assurance that additional mechanics’ liens will not be filed in the future.

The restated senior credit facility also contains certain covenants which, among other restrictions, limit the Company’s ability to incur additional indebtedness, to make certain investments, loans, or distributions, or to transfer assets. In addition, the restated senior credit facility includes financial covenants that require the Company to maintain a minimum interest coverage ratio (EBITDA to interest charges as defined in the agreement) of (i) 1.10 to 1.0 for the quarter ending September 30, 2012; (ii) 1.15 to 1.0 for the quarter ending December 31, 2012; (iii) 1.25 to 1.0 for the quarters ending March 31, 2013 and June 30, 2013; and (iv) 1.50 to 1.0 for all quarters thereafter. The restated senior credit facility also limits the Company’s capital expenditures to no more than $50 million per year (with unused amounts in any fiscal year rolling over to the next fiscal year, but not any fiscal year thereafter). Capital expenditures subject to the restriction exclude payments on construction obligations. Each of the indentures governing the first lien notes and second lien notes also include certain restrictive covenants which, among other restrictions, limit the Company’s ability to incur additional indebtedness, to make certain investments, loans, or distributions, or to transfer assets. The Company is in compliance with all applicable covenants as of September 30, 2011.

During September 2011, the Company permanently repaid $50 million on its restated senior credit facility. Subsequent to quarter end in October 2011, the Company made an additional permanent repayment of $50 million. Both payments were authorized by the Board of Directors.

Senior secured notes. Effective concurrently with entry into the restated senior credit facility, the Company issued $900 million in aggregate principal amount of 7.625% senior secured first lien notes due 2016 (the “first lien notes”) and $600 million in aggregate principal amount of 10.75%/11.50% senior secured second lien PIK toggle notes due 2017 (the “second lien notes”) in a private placement. Interest on the second lien notes will accrue as pay-in-kind interest through July 15, 2012. Thereafter, interest on the second lien notes will be payable in cash, or, until January 16, 2016, the Company may elect to pay interest entirely in cash, entirely in pay-in-kind interest, or 50% in cash and 50% in pay-in-kind interest, provided the Company will pay all accrued pay-in-kind interest in cash on July 15, 2016. The interest rate on the second lien notes is 10.75% for interest paid in cash, and 11.50% for interest the Company pays in the form of additional debt. The Company received net proceeds from the offering of the notes of $1.46 billion after initial purchaser’s discounts and commissions but before other offering expenses. The notes were co-issued by the Company and CityCenter Finance Corp. (“Finance Corp.”), a 100% owned finance subsidiary of the Company, and are fully and unconditionally guaranteed by each of the Company’s domestic subsidiaries other than Finance Corp. (the “subsidiary guarantors”). Condensed consolidating financial information with respect to the subsidiary guarantors is not provided because neither the Company nor Finance Corp. have any independent assets or operations and the subsidiary guarantees are full and unconditional and joint and several.

Member notes. As of December 31, 2010, Member notes of $547 million (the “Member notes”), including accrued interest, were payable to each Member bearing interest at a rate of 3.42% compounding semi-annually, maturing in September 2016, and were subordinate to the senior credit facility. Due to the below market interest rate, interest was imputed on the Member notes at an estimated market rate of LIBOR plus 10%. At issuance in 2008, a discount in the amount of $352 million was recorded on the Member notes with the offset to Members’ equity based on the present value of expected cash flows. In connection with the entry into the restated senior credit facility, the Company issued to each of the Members restated Member notes (the “restated Member notes”), each in the principal amount of $547 million, representing the principal and accrued but unpaid interest currently owing under each of the Member notes. The maturity date under each of the restated Member notes was extended to January 15, 2018, and the stated interest rate remained the same. The Company recorded an additional discount of $409 million in the first quarter of 2011 related to the restated Member notes based on an estimated market rate of approximately 15%. The discount is being amortized as interest over the expected life of the notes using the effective interest method. The restated Member notes are subordinate to each of the first lien notes, the second lien notes and the restated senior credit facility, and all interest thereunder will be payable solely in kind. The obligations under the restated Member notes are unsecured and are not guaranteed by any third party.

Fair value of long-term debt. The estimated fair value of the Company’s long-term debt, excluding Member notes, at September 30, 2011 was approximately $1.9 billion, compared to its book value of $2.0 billion and was determined using estimates based on recent trading prices. The carrying value of the restated Member notes approximates their fair value and was based on comparable discount rates.

Maturities of long-term debt. As of September 30, 2011, maturities of the Company’s long-term debt were as follows:

(In thousands)
For the twelve months ending September 30,
2012	$—
2013	—
2014	—
2015	450,000
2016	948,726
Thereafter	1,722,953

3,121,679
Discount on Member notes	(580,227)

$2,541,452

NOTE 10 — PROPERTY TRANSACTIONS, NET

Property transactions, net consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Impairment of residential real estate	$—	$75,759	$53,013	$303,857
Harmon Hotel & Spa impairment	—	279,222	—	279,222
Other, net	6	—	349	—

	$6	$354,981	$53,362	$583,079

See Note 4 for discussion of impairment charges related to residential real estate. During the third quarter of 2010, the Company determined that is unlikely that the Harmon would be completed using the building as it now stands. As a result, the Company recorded an impairment charge of $279 million related to the then existing Harmon related construction in progress assets.

NOTE 11 — SEGMENT INFORMATION

The Company determines its segments based on the nature of the products and services provided. There are seven operating segments: Aria, Vdara hotel operations, Mandarin Oriental hotel operations, Crystals, Vdara residential, Mandarin Oriental residential and Veer. Each of Vdara and Mandarin Oriental have both a hotel and a residential operating segment. The Company has aggregated residential operations into one reportable segment (“Residential”) given the similar economic characteristics and business of selling and leasing high-rise condominiums to high-end customers. All other operating segments are reported separately. The Company’s operating segments do not include the ongoing activity associated with closing out its construction costs and certain corporate administrative costs.

The Company analyzes the results of its operating segments’ operations based on Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest and other non-operating income (expense), taxes, depreciation and amortization, preopening and start-up expenses, and property transactions. The Company believes Adjusted EBITDA is 1) a widely used measure of operating performance in the hospitality and gaming industry, and 2) a principal basis for valuation of hospitality and gaming companies.

While items excluded from Adjusted EBITDA may be recurring in nature and should not be disregarded in evaluating the Company’s or its segment’s earnings performance, it is useful to exclude such items when analyzing current results and trends compared to other periods because these items can vary significantly depending on specific underlying transactions or events that may not be comparable between the periods being presented. Also, the Company believes excluded items may not relate specifically to current operating trends or be indicative of future results. For example, preopening and start-up expenses were significantly higher in periods leading up to the opening of CityCenter. Write-downs and impairments includes normal recurring disposals and gains and losses on sales of assets related to specific assets within CityCenter, but also includes impairment charges which may not be comparable period over period.

The following table presents the Company’s net revenues by reportable segment:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Aria	$214,347	$220,008	$672,810	$537,352
Vdara	20,060	10,859	55,230	28,629
Mandarin Oriental	9,064	7,469	30,309	21,527
Crystals	11,345	9,182	34,229	22,952
Residential	5,186	165,965	20,328	464,417

Net revenues	$260,002	$413,483	$812,906	$1,074,877

The following table presents Adjusted EBITDA by reportable segment and reconciles consolidated Adjusted EBITDA to net loss:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
	(In thousands)
Adjusted EBITDA:
Aria	$40,419	$41,371	$148,473	$12,336
Vdara	4,786	(587)	13,420	(4,993)
Mandarin Oriental	(1,333)	(3,624)	(1,002)	(11,564)
Crystals	5,971	2,441	17,285	5,608
Residential	223	26,065	(7,792)	77,177

Reportable segment Adjusted EBITDA	50,066	65,666	170,384	78,564
Development and corporate administration	(3,976)	(13,309)	(12,406)	(26,145)

Adjusted EBITDA	46,090	52,357	157,978	52,419

Other operating expenses:
Preopening and start-up expense	—	—	—	6,202
Property transactions, net	6	354,981	53,362	583,079
Depreciation and amortization	86,093	80,822	271,270	230,004

Operating loss	(40,009)	(383,446)	(166,654)	(766,866)

Non-operating expense:
Interest income	878	12	2,769	25
Interest expense, net	(67,757)	(65,630)	(200,413)	(174,367)
Loss on extinguishment of debt	—	—	(23,578)	—
Other, net	251	(188)	243	(4,910)

Net loss	$(106,637)	$(449,252)	$(387,633)	$(946,118)

The following table presents the Company’s total assets by reportable segment:

	September 30, 2011	December 31, 2010
	(In thousands)
Aria	$6,735,090	$6,823,273
Vdara	861,170	879,556
Mandarin Oriental	431,098	436,800
Crystals	950,536	973,102
Residential	349,344	425,125

Reportable segment total assets	9,327,238	9,537,856
Development and corporate administration	251,388	103,961

Total assets	$9,578,626	$9,641,817

The following table presents the Company’s capital expenditures by reportable segment:

	Nine Months Ended September 30,
	2011	2010
	(In thousands)
Aria	$699	$—
Vdara	33	—
Mandarin Oriental	—	—
Crystals	92	—
Residential	496	—

Reportable segment capital expenditures	1,320	—
Development and corporate administration, net of change in construction payable	45,040	269,728

Capital expenditures	$46,360	$269,728

Capital expenditures related to the project budget are included in “development and corporate administration, net of change in construction payable.” See Note 2 for discussion of project costs and allocation methodologies. Ongoing capital expenditures not related to the project budget are included within the relevant segments.

NOTE 12 — COMMITMENTS AND CONTINGENCIES

Construction litigation. In March 2010, Perini Building Company, Inc. (“Perini”), general contractor for CityCenter, filed a lawsuit in the Eighth Judicial District Court for Clark County, State of Nevada, against MGM MIRAGE Design Group (a wholly owned subsidiary of MGM Resorts International, which was the original party to the Perini construction agreement) and certain direct or indirect subsidiaries of the Company. Perini asserts that CityCenter was substantially completed, but the defendants failed to pay Perini approximately $490 million allegedly due and owing under the construction agreement for labor, equipment and materials expended on CityCenter. The complaint further charges the defendants with failure to provide timely and complete design documents, late delivery to Perini of design changes, mismanagement of the change order process, obstruction of Perini’s ability to complete the Harmon component, and fraudulent inducement of Perini to compromise significant amounts due for its general conditions. The complaint advances claims for breach of contract, breach of the implied covenant of good faith and fair dealing, tortious breach of the implied covenant of good faith and fair dealing, unjust enrichment and promissory estoppel, and fraud and intentional misrepresentation. Perini seeks compensatory damages, punitive damages, attorneys’ fees and costs.

In April 2010, Perini served an amended complaint in this case which joins as defendants many owners of CityCenter residential condominium units (the “Condo Owner Defendants”), adds a count for foreclosure of

Perini’s recorded master mechanic’s lien against the CityCenter property in the amount of approximately $491 million, and asserts the priority of this mechanic’s lien over the interests of the Company, the Condo Owner Defendants and CityCenter lenders in the CityCenter property.

The Company and the other defendants dispute Perini’s allegations, and contend that the defendants are entitled to substantial amounts from Perini, including offsets against amounts claimed to be owed to Perini and its subcontractors and damages based on breach of their contractual and other duties to CityCenter, duplicative payment requests, non-conforming work, lack of proof of alleged work performance, defective work related to the Harmon, property damage and Perini’s failure to perform its obligations to pay certain subcontractors and to prevent filing of liens against CityCenter. Parallel to the court litigation, CityCenter management conducted an extra-judicial program for settlement of CityCenter subcontractor claims. CityCenter has resolved the claims of the majority of subcontractors, with only several remaining for further proceedings along with trial of Perini’s claims and CityCenter’s Harmon-related counterclaim and other claims by CityCenter against Perini and its parent guarantor, Tutor Perini. In December 2010, Perini recorded an amended notice of lien reducing its lien to approximately $313 million.

The Company and the other defendants will continue to vigorously assert and protect their interests in the Perini lawsuit. The Company’s construction payable balance of $43.6 million as of September 30, 2011 reflects the Company’s best estimate of amounts that it will be required to pay in connection with the claims Perini has asserted on behalf of the subcontractors that worked on CityCenter. Except for such amounts, the Company believes that a loss with respect to the compensatory damages, punitive damages or attorneys’ fees and costs sought by Perini is neither probable nor reasonably possible. Any proceeds the Company may realize related to the defendants’ counterclaims (a portion of which would be payable to the Members on a priority basis as reimbursement for certain costs incurred by the Members) cannot be reasonably estimated at this time. Refer to Note 14 for discussion of the MGM Resorts completion guarantee which may be impacted by the outcome of the above litigation.

Harmon. The Clark County Building Division (the “Building Division”) requested that the Company conduct an analysis, based on all available information, as to whether the current structure of the Harmon building complies with applicable building codes. On July 11, 2011 a consulting engineer engaged by the Company for this review submitted the results of his analysis of the Harmon tower and podium in its current as-built condition. The engineer opined, among other things, that “[i]n a code-level earthquake, using either the permitted or current code specified loads, it is likely that critical structural members in the tower will fail and become incapable of supporting gravity loads, leading to a partial or complete collapse of the tower. There is missing or misplaced reinforcing steel in columns, beams, shear walls, and transfer walls throughout the structure of the tower below the twenty-first floor.” In response to this opinion, on July 12, 2011 the Building Division required the Company, no later than August 15, 2011, “to provide a plan of action that will abate the potential for structural collapse and protect impacted uses and occupancies.” Under the relevant building code provision, “abate” means repair, rehabilitation, demolition or removal of the subject building.

On August 15, 2011, after expert consultation, the Company submitted its reply to the Building Division. The Company informed the Building Division that it has decided to abate the potential for structural collapse of the Harmon in the event of a code-level earthquake by demolishing the building, and enclosed a plan of action for demolition by implosion prepared by LVI Environmental Services of Nevada, Inc. The Company also advised that prior to undertaking the demolition plan of action, it will seek relief from a standing order of the District Court judge presiding over the Perini litigation that prohibits alteration or destruction of the building without court approval. In addition, the Company supplied the foundational data for the engineering conclusions stated in the July 11, 2011 letter declaring the Harmon’s structural instability in the event of a code-level earthquake.

The Building Division advised the Company that the Building Division’s staff will review the Company’s August 15, 2011 submission and then issue its conclusions to the Company, but the Building Division did not specify a date for such guidance. By letter dated August 18, 2011, the Building Division requested further information from, and a meeting with, the Company’s retained engineering firm concerning the latter’s data, computations and conclusions regarding the Harmon’s as-built condition. Pursuant to this request by the Building Division, representatives from the Company’s retained engineering firm have met with the Building Division and directly responded to the Building Division’s inquiries.

The Company’s restated senior credit facility provides that certain demolition expenses may be funded only by equity contributions from the members of the CityCenter venture or certain specified extraordinary receipts (which include any proceeds from the Perini litigation).

Other commitments. The Company entered into an agreement with a service provider for the initial and ongoing leasing of Crystals. Under the terms of the agreement, the Company was required to pay a service fee of $1.8 million in 2010. The service fee will subsequently increase by 3% of the prior year’s service fee each year through the initial term of this agreement, which expires in 2019. In addition to the service fee, the Company will be required to pay approximately $11 million at the termination of the agreement in 2019, which is being recorded ratably over the contract term. As of September 30, 2011, the Company recorded $5 million related to such amount within “Other long-term obligations” in the consolidated balance sheet. Additional fees may be incurred if the service provider exercises its option to renew the agreement in 2019.

Other litigation. The Company is a party to various legal proceedings that relate to construction and development matters and operational matters incidental to its business. Management does not believe that the outcome of such proceedings will have a material adverse effect on the Company’s consolidated financial statements. The Company maintains an Owner Controlled Insurance Program (“OCIP”) during the construction and development process. Under the OCIP, certain insurance coverages may cover a portion of the Company’s general liability, workers compensation, design error, and other potential liabilities.

Leases where the Company is a lessee. The Company is party to various leases for real estate and equipment under operating lease arrangements.

At September 30, 2011, the Company is obligated under non-cancelable leases to make future minimum lease payments as follows:

	Operating Leases	Capital Leases
	(In thousands)
2012	$1,241	$1,031
2013	1,111	1,031
2014	952	868
2015	927	118
2016	772	—
Thereafter	—	—

Total minimum lease payments	$5,003	3,048

Less: Amounts representing interest		(371)

Total obligations under capital leases		2,677
Less: Amounts due within one year		(832)

Amounts due after one year		$1,845

Leases where the Company is a lessor. The Company enters into operating leases related to retail, dining and entertainment venues at Crystals. Through September 30, 2011, the Company had executed 53 such leases. Tenants are primarily responsible for tenant improvements, though the Company provides construction allowances to certain lessees. Leases include base rent, common area maintenance charges and, in some cases, percentage rent.

Expected future minimum lease payments for leases in place as of September 30, 2011 are as follows:

(In thousands)
For the twelve months ending September 30,
2012	$19,655
2013	25,949
2014	28,584
2015	32,501
2016	33,266
Thereafter	145,096

$285,051

Contingent rentals at Crystals included in income were $3 million and $2 million for the three months ended September 30, 2011 and 2010, respectively, and $9 million and $5 million for the nine months ended September 30, 2011 and 2010, respectively.

In October of 2010, the Company began a program to lease a portion of unsold residential condominium units at Veer and Mandarin Oriental with minimum lease terms of one year. For the three and nine months ended September 30, 2011, revenue from the real estate leasing program was $2 million and $4 million, respectively, and was recorded within “Residential” revenue.

NOTE 13 — SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information consisted of the following:

	Nine Months Ended September 30,
	2011	2010
	(In thousands)
Supplemental cash flow disclosures:
Interest paid, net of amounts capitalized	$70,448	$48,354

Non-cash investing and financing activities:
Reclassification of residential real estate to property, plant and equipment	$180,084	$—
Discount on Member notes	409,046	—
Capitalized interest on loans from Members	—	5,572
Pay-in-kind interest accrued on loans from Members	28,164	25,326
Pay-in-kind interest accrued under the senior credit facility	—	27,863
Pay-in-kind interest accrued on the $600 million 10.75%/11.50% senior secured second lien PIK toggle notes, due 2017	48,726	—
Non-cash capital contributions	—	32,500
Reclassification of receipts related to MGM Resorts International completion guarantee(1)	15,396	121,033

(1)	Represents amounts reclassified to equity related to condominium proceeds received and used for construction project costs. See Note 14.

NOTE 14 — MEMBER FINANCING AND DISTRIBUTION COMMITMENTS

In connection with the restated senior credit facility and notes offering in January 2011, the Members each made equity contributions of approximately $37 million. In addition, MGM Resorts entered into a restated completion guarantee (as restated, the “completion guarantee”) that will support remaining construction payables from the construction of CityCenter. The completion guarantee requires the Company to use the then remaining $124 million of the original $250 million of future net residential sale proceeds to fund construction costs, or to reimburse MGM Resorts from such net residential sale proceeds for construction costs previously expended. Amounts reimbursable to MGM Resorts cannot be repaid until final resolution of the Perini lawsuit, and all construction liens related to construction work prior to January 1, 2011 have been discharged. See Note 12 for further discussion.

As of September 30, 2011, MGM Resorts has funded $624 million under the completion guarantee. The Company has recorded a payable to MGM Resorts of $108 million related to these amounts, which represents amounts reimbursable to MGM Resorts from future residential proceeds.

The LLC Agreement, as amended, includes provisions to allow the first $494 million of available distributions to be distributed on a priority basis to Infinity World, with the next $494 million of distributions made to MGM Resorts, and distributions shared equally thereafter. The LLC Agreement also provides for Infinity World’s right to terminate the Operations Management Agreements if MGM Resorts’ ability to perform under those agreements is impacted by its financial condition. See Note 15 for details of the Operations Management Agreements.

NOTE 15 — MANAGEMENT AGREEMENTS AND RELATED PARTY TRANSACTIONS

The Company and MGM Resorts have entered into agreements whereby MGM Resorts was responsible for management of the design, planning, development and construction of CityCenter and is responsible for the ongoing management of CityCenter and the Company. MGM Resorts was reimbursed for certain costs incurred in performing the development services and the Company is paying MGM Resorts management fees as stipulated in each of the agreements referenced below.

Development Management Agreement. The Company and MGM Resorts entered into a development management agreement which provided for MGM Resorts to be the developer of CityCenter. In such capacity, MGM Resorts was responsible for all work necessary to complete CityCenter. MGM Resorts assigned its employees to CityCenter as required to perform its obligations. MGM Resorts was reimbursed for costs incurred, primarily employee compensation, certain third-party costs, and customary expenses. Costs associated with MGM Resorts employees who do not work solely for the benefit of CityCenter are paid for by the Company based on an equitable and reasonable allocation of such costs.

Operations Management Agreements. The Company and MGM Resorts entered into the following agreements to provide for the ongoing operations of CityCenter:

•

Hotel and Casino Operations and Hotel Assets Management Agreement. Pursuant to this agreement, MGM Resorts manages the operations of Aria and oversees the Mandarin Oriental component of CityCenter, which is and will continue to be managed by a third party. The Company pays MGM Resorts a fee equal to 2% of Aria’s revenue plus 5% of Aria’s EBITDA (as defined in the agreement) for services under this agreement.

•

Vdara Condo-Hotel Operations Management Agreement. Pursuant to this agreement, MGM Resorts manages the ongoing operations of Vdara Condo-Hotel. The Company pays MGM Resorts a fee equal to 2% of Vdara’s revenue and 5% of Vdara’s EBITDA (as defined in the agreement) for services under this agreement.

•

Retail Management Agreement. Pursuant to this agreement, the Company pays MGM Resorts an annual fee of $3 million to manage the operations of the Crystals retail and entertainment district. This fee will be adjusted every five years based on the consumer price index.

During the three months ended September 30, 2011 and 2010, the Company incurred $8 million and $6 million, respectively, related to the management fees discussed above, and $25 million and $13 million for the nine months ended September 30, 2011 and 2010, respectively. In addition, the Company reimburses MGM Resorts for direct costs, primarily employee compensation, associated with its management activities. Corporate overhead or other allocations are not reimbursed to MGM Resorts under the management agreements. During the three months ended September 30, 2011 and 2010, the Company incurred $86 million and $87 million, respectively, for reimbursed costs of management services provided by MGM Resorts. For the nine months ended September 30, 2011 and 2010, total reimbursed costs were $259 million and $268 million, respectively.

Todd English P.U.B. The Company leases retail space in Crystals to OE Pub, LLC, a subsidiary of MGM Resorts, which owns and operates Todd English P.U.B. The Company recorded less than $1 million of revenue related to the lease agreement in each of the three month periods ended September 30, 2011 and 2010 and $1 million in each of the nine month periods ended September 30, 2011 and 2010.

Aircraft agreement. The Company has an agreement with MGM Resorts whereby MGM Resorts provides the Company the use of its aircraft on a time sharing basis. The Company is charged a rate that is based on Federal Aviation Administration regulations, which provides for reimbursement for specific costs incurred by MGM Resorts without any profit or mark-up, which is less than the Company believes that it would pay an unrelated third party. The Company reimbursed MGM Resorts $1 million for aircraft related expenses for each of the three month periods ended September 30, 2011 and 2010 and $2 million and $3 million for the nine months ended September 30, 2011 and 2010, respectively.

$1,533,350,001

CityCenter Holdings, LLC

CityCenter Finance Corp.

Exchange Offer for All Outstanding

$900,000,000 aggregate amount of 7.625% Senior Secured First Lien Notes due 2016

(CUSIP Nos. 178760AA2 and U176PAA0)

for new 7.625% Senior Secured First Lien Notes due 2016

that have been registered under the Securities Act of 1933

and

$633,350,001 aggregate amount of 10.750%/11.50% Senior Secured Second Lien PIK Toggle

Notes due 2017

(CUSIP Nos. 178760AC8 and U1767PAB8)

for new 10.750%/11.50% Senior Secured Second Lien PIK Toggle Notes due 2017

that have been registered under the Securities Act of 1933

PROSPECTUS

December 9, 2011